



Letter to Stockholders

Notice of 2011 Annual Meeting and Proxy Statement

2010 Annual Report to Stockholders

Proxy Statement and 2010 Annual Report to Stockholders

To Our Shareholders

Our outstanding financial results for 2010 reflected the successful transformation of Atmel into a higher growth, more profitable company, a process which began four years ago. Our transformation strategy—to build a microcontroller centered company focused on high-growth, high-margin businesses, establish a fab-lite manufacturing model, and eliminate non-strategic and under-performing businesses—has had an extraordinary effect on Atmel's performance. For 2010, we increased company revenues 35% to $1.64 billion and gross margin climbed to 44%. During the fourth quarter of 2010, gross margin improved to 49.5%, the highest level in over 14 years. Fourth quarter 2010 operating profit of 20.5% represented the highest level since the fourth quarter of 2000.

Fundamental to our success has been the extraordinary growth of our microcontroller business. From 2009 to 2010, our microcontroller business grew from $458 million to $892 million, a remarkable 95% growth rate. During the last several years, Atmel has been the fastest growing major supplier of microcontrollers in the industry. In 2006, our microcontroller revenues represented 24% of total company revenues; for the fourth quarter of 2010, microcontrollers comprised 63% of company revenues.

Capacitive touch solutions represent the highest growth area within our microcontroller segment. During 2010, in its first year of production, our maXTouch™ touchscreen controller product line easily surpassed $140 million in revenues. That revenue ramp helped it to achieve among the fastest first year growth of any semiconductor product in a new market in the history of our industry. We believe Atmel has now become the world's largest supplier of touchscreen controllers. While capacitive touch is already a large market, it continues to provide superb growth prospects. The electronics industry is in the early stages of touch technology adoption as capacitive touch is just beginning to expand beyond smartphones into new applications such as tablets, netbooks, gaming devices, cameras, printers, automobiles, and

other products and systems across virtually all major end markets. We have a multi-year secular growth opportunity in front of us, and we intend to continue accelerating the pace of our innovation as we remain focused on winning in the marketplace.

While touch gets much of the visibility, our microcontroller business, excluding touch, grew by over 60% in 2010. This is far faster than any other major microcontroller supplier and demonstrates the superiority that customers see in our AVR and ARM products. We believe we will continue to grow faster than the overall microcontroller market in 2011. Today, we are clearly better positioned than ever before in the markets we serve.

In addition to the successful growth of our business, we also accomplished many strategic and restructuring initiatives during the past year. We sold our wafer manufacturing operation located in Rousset, France and our Smart Card business. We also made tremendous progress in realigning our ASIC, RF/Automotive and Memory businesses, positioning them for continued market success in 2011 and beyond. In addition, we expanded our wafer foundry relationships and have completed our transition to a fab-lite manufacturing model, with nearly 50% of our wafers now coming from foundries.

We are pleased to have created significant value for our shareholders during 2010. None of that would have been possible without our dedicated employees. I would like to thank those employees, whose passion for their work and dedication to our customers has delivered these outstanding results.



Steven Laub
President and Chief Executive Officer
Atmel Corporation

This Annual Report contains forward-looking statements that involve risk and uncertainties, including our strategies and expected financial performance; our future business prospects; our strategic transactions, restructuring plans and cost savings; our market opportunities; our competitive position; and expectations for revenue from our products. We caution you that such statements reflect our best judgment based on factors currently known to us, and that actual events or results could differ materially. Please refer to the documents that we file from time to time with the SEC, including our Form 10-K for the year ended December 31, 2010, a copy of which is enclosed herein. We do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they are made.



ATMEL CORPORATION

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 18, 2011
2:00 p.m.

Dear Atmel Stockholders:

Our Annual Meeting of Stockholders will be held on Wednesday, May 18, 2011 at 2:00 p.m., local time, at our offices located at 2325 Orchard Parkway, San Jose, California 95131, for the following purposes:

1. To elect the seven (7) directors listed in the accompanying Proxy Statement to serve until our next annual meeting and their successors are duly elected;

2. To approve an amendment and restatement of our 2005 Stock Plan;

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011;

4. To hold an advisory vote on executive compensation;

5. To hold an advisory vote on the frequency of holding future advisory votes on executive compensation; and

6. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

Like last year, we are taking advantage of a Securities and Exchange Commission rule that allows us to furnish our proxy materials over the Internet to our stockholders rather than in paper form. We believe that this delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without affecting our stockholders' timely access to this important information. Accordingly, unless you have previously requested to receive our proxy materials in paper form, you will receive a Notice of Internet Availability of Proxy Materials (the "Notice"), which we expect to mail on or about April 6, 2011. Only stockholders of record at the close of business on March 28, 2011 may vote at the annual meeting and any postponements or adjournments of the meeting.

All stockholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, please vote as soon as possible by using the Internet, as instructed on the Notice. Alternatively, you may follow the procedures outlined in the Notice to request a paper proxy card to submit your vote by mail. Any stockholder attending the annual meeting may vote in person even if he or she has voted using the Internet, telephone or proxy card, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting. For further details, please see the section entitled "Voting" on page two of the accompanying Proxy Statement.

FOR THE BOARD OF DIRECTORS

Steven Laub
President and Chief Executive Officer

San Jose, California
April 6, 2011

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 18, 2011:
The Proxy Statement and Annual Report to Stockholders are available at https://materials.proxyvote.com/049513.



(This page has been left blank intentionally.)

TABLE OF CONTENTS

	Page
Information Concerning Solicitation and Voting	1
General	1
Notice of Internet Availability of Proxy Materials	1
Record Date and Voting Securities	1
Quorum	1
Required Vote; Abstentions and Broker Non-Votes	2
Recommendation of the Board of Directors	2
Voting	2
Changing Vote; Revocability of Proxies	3
Effect of Not Casting Your Vote	4
Expenses of Solicitation	4
Stockholder Proposals to Be Presented at Next Annual Meeting	4
Delivery of Proxy Materials to Stockholders	5
Proposal One — Election of Directors	5
Nominees	5
Recommendation of the Board of Directors	5
Information About Nominees	6
Proposal Two — Approval of an Amendment and Restatement of the 2005 Stock Plan	9
Description of the 2005 Plan	10
Summary of U.S. Federal Income Tax Consequences	14
Amendment and Termination of the 2005 Plan	17
Participation in the 2005 Plan	17
Summary	18
Required Vote	18
Recommendation of the Board of Directors	18
Proposal Three — Ratification of Appointment of Independent Registered Public Accounting Firm	18
Ratification of Appointment of PricewaterhouseCoopers LLP	18
Recommendation of the Board of Directors	18
Fees of PricewaterhouseCoopers LLP Incurred by Atmel	19
Audit Committee Pre-Approval Policy	19
Proposal Four — Advisory Vote on Executive Compensation	19
Recommendation of the Board of Directors	20
Proposal Five — Advisory Vote on the Frequency of Holding Future Advisory Votes on Executive Compensation	20
Recommendation of the Board of Directors	21
Corporate Governance	21
Corporate Governance Principles	21
Code of Ethics/Standards of Business Conduct	21
Independence of Directors	22
Board Leadership Structure	22
Risk Oversight	23
Board Meetings and Committees	23
Compensation Committee Interlocks and Insider Participation	25

	Page
Director Candidates	25
Communications from Stockholders	26
EXECUTIVE COMPENSATION	26
Compensation Discussion and Analysis	26
Compensation Committee Report	36
Compensation Practices and Risk	36
Summary Compensation Table	37
Grants of Plan-Based Awards in 2010	39
Outstanding Equity Awards at 2010 Fiscal Year End	40
Option Exercises and Stock Vested at 2010 Fiscal Year End	43
Potential Payments Upon Termination or Change of Control	43
Compensation of Directors	49
Equity Compensation Plan Information	51
SECURITY OWNERSHIP	52
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	53
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	53
REPORT OF THE AUDIT COMMITTEE	54
OTHER MATTERS	54
APPENDIX A	A-1

ATMEL CORPORATION

PROXY STATEMENT

FOR 2011 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

These proxy materials are furnished to holders of the common stock of Atmel Corporation ("Atmel" or the "Company") in connection with the solicitation of proxies by our Board of Directors (the "Board") for the Annual Meeting of Stockholders to be held on Wednesday, May 18, 2011, at 2:00 p.m., local time, and at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The meeting will be held at our offices located at 2325 Orchard Parkway, San Jose, California 95131. Our telephone number at that location is (408) 441-0311. Our internet address is www.atmel.com. The information posted on our website is not incorporated into this Proxy Statement.

This Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2010 were first furnished on or about April 6, 2011 to all stockholders entitled to vote at the meeting.

Notice of Internet Availability of Proxy Materials

In accordance with the "notice and access" rules of the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our Proxy Statement, proxy card and Annual Report on Form 10-K for the year ended December 31, 2010 (collectively, the "Proxy Materials") to stockholders entitled to vote at the annual meeting, we are furnishing the Proxy Materials to our stockholders over the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive a printed copy of the Proxy Materials. Instead, the Notice will instruct you as to how you may access and review the Proxy Materials and submit your vote via the Internet. If you received a Notice by mail and would like to receive a printed copy of the Proxy Materials, please follow the instructions for requesting such materials included in the Notice.

Record Date and Voting Securities

Only holders of record of our common stock at the close of business on March 28, 2011 (the "Record Date") are entitled to notice of, and to vote at, the annual meeting and any postponement or adjournment thereof. Stockholders are entitled to cast one vote for each share of common stock held as of the Record Date on all matters properly submitted for voting. At the Record Date, 457,419,584 shares of our common stock were issued and outstanding, and no shares of our preferred stock were outstanding. For information regarding security ownership by our executive officers and directors and by the beneficial owners of more than 5% of our common stock, see "Security Ownership" below.

Quorum

The presence of the holders of a majority of our shares of common stock entitled to vote generally at the annual meeting is necessary to constitute a quorum. Stockholders are counted as present at the meeting if they (1) are present in person at the annual meeting or (2) have properly submitted a proxy card or voted by telephone or over the Internet.

Required Vote; Abstentions and Broker Non-Votes

Election of Directors. Each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast. Under our bylaws, a "majority" means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election.

Approval of Amended and Restated 2005 Stock Plan. The affirmative vote of a majority of the votes cast is required to approve an amendment and restatement of the 2005 Stock Plan as described in Proposal Two below.

Ratification of the Appointment of Independent Accounting Firm. The affirmative vote of a majority of the votes cast is required to ratify the appointment of our independent registered public accounting firm as described in Proposal Three below.

Advisory Votes on Executive Compensation. The affirmative vote of a majority of the votes cast is required to approve the advisory vote on executive compensation as described in Proposal Four below. The frequency (every one, two or three years) receiving the greatest number of votes cast will be considered the frequency as to holding future advisory votes on executive compensation recommended by our stockholders as described in Proposal Five below.

Calculating Votes. Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the annual meeting. Pursuant to our bylaws, abstentions are not considered to be "votes cast" for the election of directors listed in Proposal One and will not affect the outcome of the election of directors. With respect to Proposals Two, Three and Four, abstentions are deemed to be "votes cast" and, therefore, have the same effect as a vote against Proposals Two, Three and Four. Broker "non-votes" are not deemed to be "votes cast." As a result, broker "non-votes" are not included in the tabulation of the voting results on the election of directors, issues requiring approval of a majority of the votes cast or the frequency of the advisory vote on executive compensation and, therefore, do not have the effect of votes in opposition in such tabulations. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Recommendation of the Board of Directors

The Board unanimously recommends that you vote your shares:

- "**FOR**" each of the nominees listed in Proposal One below;
- "**FOR**" the amendment and restatement of the 2005 Stock Plan;
- "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm for the fiscal year ending December 31, 2011;
- "**FOR**" the approval of the compensation for our named executive officers, as referred to under the non-binding advisory vote on executive compensation; and
- FOR "**EVERY THREE YEARS**" as the frequency of holding future non-binding advisory votes on executive compensation.

Voting

All shares entitled to vote and represented by properly executed proxies received prior to the annual meeting, and not revoked, will be voted at the annual meeting in accordance with the instructions indicated. If you submit a proxy via the Internet, by telephone or by mail and do not make voting

selections, the shares represented by that proxy will be voted as recommended by the Board. If any other matters are properly presented for consideration at the annual meeting, including, among other things, consideration of a motion to adjourn the annual meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxies and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the annual meeting.

Stockholders of record — If your shares are registered directly in your name with Atmel's transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the stockholder of record, and the Notice has been sent directly to you by Atmel. As a stockholder of record, you may instruct the proxy holders how to vote your shares by using the Internet voting site or the toll-free telephone number listed on the Notice or the proxy card, or by requesting a proxy card by telephone at 1-800-579-1639 or by email at sendmaterial@proxyvote.com and completing, signing, dating and returning the proxy card in the postage pre-paid envelope provided. Proxy cards submitted by mail must be received by the time of the annual meeting in order for your shares to be voted. Specific instructions for using the telephone and Internet voting systems are on the Notice and the proxy card. The telephone and Internet voting systems for stockholders of record will be available until 11:59 p.m. (Eastern time) on May 17, 2011. Whichever of these methods you select to transmit your instructions, the proxy holders will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board.

If you attend the annual meeting, you may also submit your vote in person, and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded by the vote that you cast at the annual meeting. If you plan to attend the annual meeting, please bring proof of identification for entrance to the annual meeting. You may obtain directions to our corporate headquarters in order to attend the annual meeting by calling (408) 441-0311.

Beneficial owners — Many Atmel stockholders hold their shares through a broker, trustee or other nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name," and the Notice has been forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record. As a beneficial owner, you have the right to direct your broker, trustee or other nominee on how to vote your shares, and you will receive instructions from them that you must follow in order to have your shares voted. The instructions from your broker, bank or other nominee will indicate if Internet and telephone voting are available, and if they are available, will provide details regarding Internet and telephone voting.

Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the annual meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the annual meeting.

Changing Vote; Revocability of Proxies

Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the annual meeting.

Stockholders of record — If you are a stockholder of record, you may change your vote (1) by delivering to us (Attention: Corporate Secretary, 2325 Orchard Parkway, San Jose, California 95131), prior to your shares being voted at the annual meeting, a later dated written notice of revocation or a duly executed proxy card, or (2) by attending the annual meeting and voting in person (although attendance at the annual meeting will not, by itself, revoke a proxy). A stockholder of record that has voted on the Internet or by telephone may also change his or her vote by subsequently making a timely and valid later Internet or telephone vote.

Beneficial owners — If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or nominee, or (2) if you have obtained a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares, by attending the annual meeting and voting in person.

Effect of Not Casting Your Vote

Stockholders of record — If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

Beneficial owners — If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Proposal One) and in the approval of the amendment and restatement of the 2005 Stock Plan (Proposal Two), the advisory vote on executive compensation (Proposal Four) and the advisory vote on the frequency of holding future advisory votes on executive compensation (Proposal Five). In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf in the election of directors as they felt appropriate. Recent changes in the relevant regulations were made to take away the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. If you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors, no votes will be cast on your behalf. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of Atmel's independent registered public accounting firm (Proposal Three).

Expenses of Solicitation

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of the Proxy Materials, the Notice, and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by one or more of telephone, email, facsimile, or personal solicitation by our directors, officers, or regular employees. No additional compensation will be paid for such services. We have engaged Innisfree M&A Incorporated to aid in the solicitation of proxies from brokers, bank nominees and other institutional owners. Our costs for such services will not be material.

Stockholder Proposals to Be Presented at Next Annual Meeting

Requirements for stockholder proposals to be considered for inclusion in Atmel's proxy materials. Stockholders interested in submitting a proper proposal for inclusion in the proxy materials for our next annual meeting may do so by submitting such proposal in writing to our offices located at 2325 Orchard Parkway, San Jose, California 95131, Attn: Corporate Secretary. To be eligible for inclusion, stockholder proposals must be received no later than December 8, 2011, and must otherwise comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder business or nominations to be brought before Atmel's annual meetings. Our bylaws also establish an advance notice procedure for stockholders who wish to present certain matters, including nominations of persons for election to the Board and stockholder proposals not included in our proxy statement, to be brought before an annual meeting of stockholders. Stockholder proposals, including the nomination of a person for election to the Board, may not be brought before the meeting unless, among other things: (1) the proposal contains certain information specified in the bylaws, and (2) the proposal is received by us not less than 120 days before the one year anniversary on which

Atmel first mailed its proxy statement to stockholders in connection with the previous year's annual meeting of stockholders, which will be December 8, 2011 for the next annual meeting; provided, however, that in the event that we did not hold an annual meeting the previous year, or if the date of the annual meeting has been changed more than 30 days from the one year anniversary of the date of the previous year's meeting, then the deadline for receipt of notice by a stockholder is no later than the close of business on the later of: (1) 120 days prior to the meeting and (2) ten days after public announcement of the meeting date. A copy of the full text of these bylaw provisions may be obtained by writing to our Corporate Secretary at the address above.

Stockholders may also submit a recommendation (as opposed to a formal nomination) for a candidate for membership on our Board by following the procedures set forth in "Corporate Governance — Director Candidates."

Delivery of Proxy Materials to Stockholders

If you share an address with another stockholder, each stockholder may not receive a separate copy of the Notice or Proxy Materials. Stockholders may request to receive a separate copy of the Notice or Proxy Materials, by writing to Atmel Corporation, 2325 Orchard Parkway, San Jose, California 95131, Attention: Corporate Secretary. Alternatively, stockholders who share an address and receive multiple copies of the Notice or Proxy Materials may request to receive a single copy by following the same instructions.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A board of seven (7) directors is to be elected at the meeting, all of whom have been recommended for nomination by the members of the Corporate Governance and Nominating Committee of the Board. Each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast, which pursuant to our bylaws means that the number of shares voted "for" a director's election must exceed 50% of the number of votes cast with respect to that director's election. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the seven (7) nominees named below, all of whom are presently our directors. There are no family relationships among any of our director nominees or executive officers.

In the event that any such nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any additional nominee who shall be designated by the present Board to fill the vacancy. We are not aware of any nominee who will be unable or will decline to serve as a director. The term of office for each person elected as a director will continue until the next annual meeting of stockholders and until his successor has been elected and qualified.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" each of the nominees listed below.

Information About Nominees

Information about each nominee as of March 28, 2011 is set forth in the table below:

Name of Nominee	Age	Positions With Atmel	Director Since
Steven Laub	52	President and Chief Executive Officer and Director	2006
Tsung-Ching Wu	60	Executive Vice President, Office of the President and Director	1985
David Sugishita	63	Director and Non-executive Chairman of the Board	2004
Papken Der Torossian	72	Director	2007
Jack L. Saltich	67	Director	2007
Charles Carinalli	62	Director	2008
Dr. Edward Ross	69	Director	2008

Steven Laub has served as a director of Atmel since February 2006 and as President and Chief Executive Officer since August 2006. From 2005 to August 2006, Mr. Laub was a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. From November 2004 to January 2005, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Prior to that time, Mr. Laub spent 13 years in executive positions (including President, Chief Operating Officer and member of the Board of Directors) at Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global strategic consulting firm. Mr. Laub holds a degree in economics from the University of California, Los Angeles (B.A.) and a degree from Harvard Law School (J.D.).

As our President, Chief Executive Officer and a member of our Board, Mr. Laub draws upon over two decades of experience in executive management roles within the semiconductor industry. In addition to his semiconductor industry experience, Mr. Laub brings to the Board the critical expertise gained over an accomplished career focusing on executive management, corporate and business strategy, operational expertise, and mergers and acquisitions. Mr. Laub also offers an additional perspective through his background in law.

Tsung-Ching Wu has served as a director of Atmel since 1985, as Executive Vice President, Office of the President since 2001, and served as Executive Vice President and General Manager from January 1996 to January 2001 and as Vice President, Technology from January 1986 to January 1996. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

Mr. Wu, our co-founder and longest serving Board member, brings to our Board an extensive background spanning nearly thirty years in the semiconductor industry and a deep knowledge and understanding of Atmel's business, operations (especially within the Asia/Pacific region) and employees. Mr. Wu has served as a member of our Board since 1985 and a member of our executive management team since 1986.

David Sugishita has served as the Non-executive Chairman of the Board since August 2006 and as a director of Atmel since February 2004. In addition, Mr. Sugishita is Chairman of the Audit Committee. Mr. Sugishita also serves as a director and Chairman of the Audit Committee for Ditech Networks, Inc., as a director and Chairman of the Audit Committee for Immersion Corporation and as a director for Magma Design Automation. Mr. Sugishita previously served on the board of directors of Micro Component

Technology, Inc. from 1994 to 2009. Since 2000, Mr. Sugishita has taken various short-term assignments, including EVP of Special Projects at Peregrine Systems from December 2003 to July 2004 and EVP/CFO at SONICblue, Inc. from January 2002 to April 2002. Prior to 2000, Mr. Sugishita held various senior financial management positions at Synopsys (SVP/CFO) from 1997 to 2000; Actel (SVP/CFO) from 1995 to 1997; Micro Component Technology (SVP/CFO) from 1994 to 1995; Applied Materials (VP/Corporate Controller) from 1991 to 1994; and National Semiconductor (VP/Finance) from 1978 to 1991. Mr. Sugishita holds degrees in business administration from San Jose State University (B.S.) and Santa Clara University (M.B.A.).

Mr. Sugishita brings to the Board over two decades of experience as a financial executive officer and member of the boards of directors of high technology public companies, specifically in the semiconductor industry. As our second longest serving Board member, he has a high degree of familiarity with Atmel's business. Through his extensive executive management and board experience, Mr. Sugishita has developed the leadership, business judgment and consensus-building skills necessary to effectively lead our Board as Non-executive Chairman. His strong expertise and background in accounting and financial management, years of service on the audit committee of Ditech and a track record as an accomplished financial executive have provided him with the financial acumen and skills necessary to serve as Chairman of our Audit Committee.

Papken Der Torossian has served as a director of Atmel since July 2007. He has been the Managing Director of Crest Enterprise LLC since September 1997 and also serves as the Chairman of Vistec Semiconductor Systems, Inc. since September 2005. He served as Chairman of the Board of Therma Wave, Inc. from March 2003 until May 2007, when the company was sold to KLA-Tencor Corporation. From 1984 to May 2001, Mr. Der Torossian was Chairman of the Board and Chief Executive Officer of Silicon Valley Group (SVGI), which was acquired by ASML Holding N.V. Earlier, he was credited for turning around several companies and operations, including as President of ECS Microsystems (which was subsequently sold to Ampex Corporation) and President of the Santa Cruz Division of Plantronics, Inc. Prior to that, Mr. Der Torossian spent four years at Spectra-Physics and twelve years with Hewlett-Packard Company in a number of management positions. Mr. Der Torossian currently serves as a director of ParkerVision, Inc. Mr. Der Torossian was formerly on the board of directors of the Silicon Valley Leadership Group (SLMG) and on the board of the Semiconductor Industry Supplier Association (SISA). He was also Chairman of the Semiconductor Equipment and Materials International Environmental, Health & Safety Committee (SEMI EHS), and has served as Chairman of Semi/Sematech. He also serves as a director for several privately held companies. Mr. Der Torossian served on President Clinton's Advisory Committee on Export Controls and represented the United States in bilateral trade negotiations. Mr. Der Torossian holds a B.S.M.E. degree from MIT and an M.S.M.E. degree from Stanford University.

With over two decades of experience in engineering, and demonstrated accomplishments as the Chief Executive Officer and Chairman of several high technology public and private companies, Mr. Der Torossian is intimately familiar with the operation and management of a global technology company. Mr. Der Torossian's service with industry organizations and educational background provide him with a firm understanding of Atmel's technology and business. Mr. Der Torossian also brings to the Board demonstrated consensus-building experience in the fields of international trade and organized labor.

Jack L. Saltich has served as a director of Atmel since July 2007. He has been the Chairman and interim Chief Executive Officer of Vitex Systems, Inc., a private technology company, since January 2006. From July 1999 to August 2005, Mr. Saltich served as the President, Chief Executive Officer and a Director of Three-Five Systems, Inc., a manufacturer of display systems and provider of electronic manufacturing services. Three-Five Systems, Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code on September 8, 2005. From 1993 to 1999, Mr. Saltich served as Vice President of Advanced Micro Devices, Inc., where his last position was General Manager of AMD's European Microelectronics Center in Dresden, Germany. From 1991 to 1993, Mr. Saltich served as Executive Vice President for Applied Micro Circuits Company, a company servicing the high speed telecommunications

market. From 1988 to 1991, he was Vice President at VLSI Technology, a semiconductor company. From 1971 to 1988, Mr. Saltich served in a number of capacities with Motorola, Inc. Mr. Saltich currently serves as a member of the boards of directors of Leadis Technology, Inc., Immersion Corporation and Ramtron International Corporation. Mr. Saltich also serves on the board of directors of Vitex Systems, a private company, and on the Manufacturing Advisory Board for Cypress Semiconductor Corporation. Mr. Saltich previously served on the board of directors of InPlay Technologies, Inc. from 2007 to 2008. Mr. Saltich received both B.S. and masters degrees in electrical engineering from the University of Illinois. In 2002, he received a distinguished alumni award from the University of Illinois.

With three decades of varied experience in the semiconductor industry, including research and development, manufacturing and operations experience, Mr. Saltich brings a deep understanding of our business and valuable operational and strategic expertise to our Board. Mr. Saltich's management positions with AMD have provided him with critical insights into the operational requirements of a global company. His extensive service on the compensation committees of boards of directors of several public companies has provided Mr. Saltich with the strong background in executive compensation necessary to serve as Chairman of our Compensation Committee.

Charles Carinalli has served as a director of Atmel since February 2008. He has been a Principal of Carinalli Ventures since January 2002. From July 1999 to May 2002, Mr. Carinalli was Chief Executive Officer and a director of Adaptive Silicon, Inc., a developer of semiconductors. From December 1996 to July 1999, Mr. Carinalli served as President, Chief Executive Officer and a director of Wavespan Corporation, a developer of wireless broadband access systems that was acquired by Proxim, Inc. From 1970 to 1996, Mr. Carinalli served in various positions for National Semiconductor Corporation, a publicly traded company developing analog-based semiconductor products, most recently as Senior Vice President and Chief Technical Officer. Mr. Carinalli currently serves on the boards of directors of Extreme Networks, Inc. and Fairchild Semiconductor International, Inc. Mr. Carinalli also serves as a director of a privately held company. Mr. Carinalli holds an M.S.E.E. from Santa Clara University and a B.S.E.E. from the University of California, Berkeley.

Mr. Carinalli brings to our Board over three decades of experience in management and operational roles at large semiconductor companies and several emerging private companies. In addition to his industry experience, Mr. Carinalli brings to our Board significant investment experience and a demonstrated track record of converting ideas into successful business ventures.

Dr. Edward Ross has served as a director of Atmel since April 2008. In addition, Dr. Ross is Chairman of the Corporate Governance and Nominating Committee. He is currently retired, having previously served as President (2000 through December 2004) and President Emeritus (January 2005 through December 2005) of TSMC North America, the U.S. subsidiary of Taiwan Semiconductor Manufacturing Company Limited, a Taiwanese semiconductor manufacturer. Previously, he was Senior Vice President of Synopsys, Inc., an electronic design automation supplier, from 1998 to 2000, and President of Technology and Manufacturing at Cirrus Logic, Inc., a semiconductor manufacturer, from 1995 to 1998. Dr. Ross currently serves on the board of directors of Volterra Semiconductor Corporation. Dr. Ross previously served on the board of directors of RAE Systems Inc. from 2001 to 2006 and California Micro Devices Corporation (most recently as non-executive chairman of the board) from 2002 until its acquisition by ON Semiconductor Corporation in January 2010. Dr. Ross holds a B.S.E.E. from Drexel University and an M.S.E.E., M.A. and Ph.D. from Princeton University.

Dr. Ross brings to our Board an extensive career in the semiconductor industry as an executive officer and director of global public and emerging private companies. His educational and executive backgrounds provide functional insight into our business, manufacturing operations and technologies.

See "Corporate Governance" and "Executive Compensation — Compensation of Directors" below for additional information regarding the Board.

PROPOSAL TWO

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE 2005 STOCK PLAN

We are asking our stockholders to approve an amendment and restatement of the Atmel Corporation 2005 Stock Plan (the "2005 Plan") so that we can continue to use the 2005 Plan to continue to attract, retain, motivate and reward our employees, and prospective employees, in a manner that the Board believes essential to continuing the progress that our Company has made over the past several years. The Board has approved the amendment and restatement, subject to approval from our stockholders at the annual meeting.

Without stockholder approval of the amendment and restatement of the 2005 Plan, our Board believes that the Company's ability to attract, retain, motivate and reward the individuals necessary to increase long-term stockholder value will be severely limited. The proposed amendment and restatement is, therefore, important to our continued success. Under the 2005 Plan, the Company has issued options and restricted stock units to employees to better align the interests of those employees with stockholders. The Board believes those incentives have been very helpful in enabling the Company to achieve many of its principal strategic objectives over the past several years. On December 31, 2005, for example, the closing price of Atmel's common stock was $3.09 per share. On March 28, 2011, the closing price of Atmel's common stock was $13.12 per share. The Company's market capitalization, which reflects the value of the Company's equity, has also increased significantly over that period. Other indicators of financial performance, including gross margins, also improved favorably over that period. Although these improvements may not necessarily be indicative of future performance nor necessarily specifically correlated to the granting of equity to our employees, our Board believes that the ability to incentivize employees properly, especially in a competitive and quickly changing marketplace, through equity based arrangements, such as those provided by our 2005 Plan, is critical to the Company's ability to maintain its long-term success.

The 2005 Plan has been designed to assist us in attracting, retaining, motivating and rewarding highly talented employees who, we believe, will likely be essential to helping the Company achieve its business goals, including its goal of creating long-term stockholder value. Without the proposed amendment and restatement of the 2005 Plan, and the requested increase in the number of shares of common stock available for issuance, the Board believes that the Company may have difficulty attracting and retaining a highly talented and motivated employee base.

Approval of the amendment and restatement requires the affirmative vote of a majority of votes cast at the annual meeting. If the stockholders approve the amendment and restatement of the 2005 Plan, it will replace, in its entirety, the current version of the 2005 Plan. If the amendment and restatement is not approved, the current version of the 2005 Plan will remain in effect, without any increase in the number of shares available for issuance. Our named executive officers (who are set forth in the table below) and members of our Board have an interest in this proposal because they may receive Awards (as defined below) under the 2005 Plan.

We are asking stockholders to approve an amendment and restatement of the 2005 Plan which would, in general:

- increase the number of shares of Atmel's common stock reserved for issuance by 19,000,000 shares; this increase, we believe, would ensure that we have an adequate incentive pool to attract, retain, motivate and reward employees and prospective employees;
- require that any shares subject to restricted stock, restricted stock units, and stock purchase rights granted on or after May 18, 2011 (the date on which the 2005 Plan would be approved by stockholders) will be counted against the numerical limits in Section 4 of the 2005 Plan as one and 61/100 (1.61) shares for every one (1) share subject thereto; further, the amendment and restatement would require that if shares acquired pursuant to any restricted stock, restricted stock

units, and stock purchase rights granted on or after May 18, 2011 are forfeited or repurchased by the Company and would otherwise return to the 2005 Plan pursuant to Section 4 of the 2005 Plan, one and 61/100 (1.61) times the number of shares so forfeited or repurchased will return to the 2005 Plan and will again become available for issuance;

- revise the list of potential performance goal measures that the Administrator (as defined below) may, in the future, determine to apply to the grant of Awards (as defined below); and
- extend the term of the 2005 Plan for a period of ten years until March 25, 2021.

Description of the 2005 Plan

The following is a summary of the principal features of the 2005 Plan, as amended and restated by the Board on March 25, 2011, subject to stockholder approval. However, this summary is not a complete description of all of the provisions of the 2005 Plan, and is qualified in its entirety by the specific language of the 2005 Plan. A copy of the 2005 Plan is provided as Appendix A to this Proxy Statement.

Background and Purpose of the 2005 Plan. The 2005 Plan permits the grant of the following types of incentive awards: (1) incentive stock options, (2) nonstatutory stock options, (3) stock purchase rights, (4) stock appreciation rights, and (5) restricted stock units (individually, an "Award" and collectively, the "Awards"). The 2005 Plan is intended to attract and retain employees and consultants of Atmel and its subsidiaries as well as members of our Board, and to promote the success of the Company's business. The 2005 Plan also is designed to permit us to grant compensation that qualifies as performance-based compensation under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code").

Administration of the 2005 Plan. The 2005 Plan is administered by the Board or a committee of directors (the "Committee") appointed by the Board (the "Administrator"). The Administrator generally consists of a Committee of at least two directors who qualify as "non-employee directors" under Rule 16b-3 of the Exchange Act, and as "outside directors" under Section 162(m) (so that Atmel is entitled to a federal tax deduction for certain performance-based compensation paid under the 2005 Plan).

Subject to the terms of the 2005 Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards (for example, the exercise price and vesting schedule), and interpret the provisions of the 2005 Plan and outstanding Awards. The Administrator also has authority to amend outstanding Awards subject to the terms and conditions of the 2005 Plan, approve forms of agreement for use under the 2005 Plan, establish rules and regulations relating to the 2005 Plan including sub-plans established for the purpose of satisfying applicable foreign laws, determine the form and manner in which participants of the 2005 Plan may designate beneficiaries of Awards, and permit option holders to satisfy tax withholding obligations by having the Company withhold shares to be issued upon exercise of an option Award. The Administrator may make all other determinations necessary or advisable for administering the 2005 Plan.

The 2005 Plan was last amended and restated on April 8, 2009.

Shares under the 2005 Plan. As of March 28, 2011, 114,000,000 shares of Atmel's common stock ("Shares") were authorized under the 2005 Plan, of which approximately 10,838,801 Shares remained available for issuance. If the proposed amendment and restatement is approved, the number of Shares authorized under the 2005 Plan will be increased by 19,000,000, and the aggregate number of Shares authorized under the 2005 Plan will be 133,000,000, although, from and after May 18, 2011, because of prior grants and issuances that have occurred under the 2005 Plan, a total of approximately 29,838,801 Shares would actually be available for grant and issuance.

If an Award expires or becomes unexercisable without having been exercised in full, the unpurchased Shares will be returned to the available pool of Shares reserved for issuance under the 2005 Plan. Shares of

restricted stock repurchased by or forfeited to the Company also will be available for future issuance under the 2005 Plan. Otherwise, Shares that actually have been issued pursuant to an Award or used to satisfy tax withholding will not be returned to the 2005 Plan. Shares issued under the 2005 Plan may be authorized, but unissued, or reacquired common stock of the Company. Any Shares covering restricted stock, restricted stock units, or stock purchase rights granted on or after May 18, 2011, will be counted against the 2005 Plan Share reserve as 1.61 Shares for every 1 Share subject thereto and such Shares forfeited or repurchased by the Company will return to the 2005 Plan and become available for issuance as to 1.61 Shares for every 1 Share forfeited or repurchased. Any Shares covering restricted stock, restricted stock units, or stock purchase rights granted prior to May 18, 2011 that are forfeited or repurchased by the Company will return to the 2005 Plan and become available for issuance as to 1.78 Shares for every 1 Share forfeited or repurchased. We are retaining that ratio for restricted stock, restricted stock units, or stock purchase rights granted prior to May 18, 2011 because that ratio applied to the 2005 Plan prior to the proposed amendment and restatement and, as a result of this provision, continues to govern those earlier granted equity awards.

Eligibility to Receive Awards. The Administrator selects the employees, consultants, and directors who will be granted Awards under the 2005 Plan, except that incentive stock options may be granted only to employees of the Company or its subsidiaries. As of March 28, 2011, approximately 5,321 of our employees, directors and consultants would be eligible to participate in the 2005 Plan. The actual number of individuals who will receive Awards cannot be determined in advance because the Administrator has the discretion to select the participants.

Stock Options. A stock option is the right to acquire Shares at a fixed exercise price for a prescribed period of time. Under the 2005 Plan, the Administrator may grant nonstatutory stock options and/or incentive stock options (which entitle employees, but not Atmel, to more favorable tax treatment). Each option Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The Administrator will determine the number of Shares covered by each option, but during any fiscal year of Atmel, no participant may be granted options (and/or other Awards) covering more than 5,000,000 Shares, unless in connection with the participant's initial year of service, in which case such participant may be granted options to purchase up to an additional 5,000,000 Shares.

The exercise price of an incentive stock option must be at least 110% of fair market value of the Shares if (on the grant date) the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries. With respect to each participant, the aggregate fair market value of the Shares (determined on the grant date) covered by incentive stock options which first become exercisable by such participant during any calendar year also may not exceed $100,000 (and any excess will be considered nonstatutory stock options). The exercise price of incentive stock options and nonstatutory stock options (except with respect to certain Awards granted in a non-U.S. jurisdiction) must be at least 100% of fair market value of the Shares on the grant date. Any nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) also must have an exercise price of at least 100% of fair market value of the Shares on the grant date.

Options become exercisable at the times and on the terms established by the Administrator. The Administrator also establishes the time at which options expire, but the expiration may not be later than 10 years after the grant date or such shorter term as provided in an Award agreement. In addition, if a participant who, at the time an incentive stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries, the expiration term is five years from the date of grant or such shorter term as provided in the Award agreement.

After termination of service with us by a participant, the participant may exercise his or her option for the period of time determined by the Administrator and stated in the Award agreement. In the absence of a time specified in a participant's Award agreement, a participant may exercise the option within three

months of the date of such termination, to the extent that the option is vested on the date of termination, unless such participant's service relationship terminates due to the participant's death or disability, in which case the participant or, if the participant has died, the personal representative of the participant's estate, the beneficiary designated in accordance with the Administrator's requirements or if no administration of the participant's estate is required, the successor-in-interest to whom the right to exercise the option is transferred, may exercise the option, to the extent the option was vested on the date of termination, within 12 months from the date of such termination. However, in no event may an option be exercised later than the expiration of the term of such option as set forth in the Award agreement.

The exercise price of each option must be paid in full in cash (or cash equivalent) at the time of exercise. The Administrator also may permit payment through the tender of Shares that are already owned by the participant, or by any other means that the Administrator determines to be an acceptable form of consideration subject to the terms of the 2005 Plan. At the time of exercise, a participant must pay any taxes that Atmel is required to withhold.

Stock Purchase Rights. Shares acquired pursuant to a grant of stock purchase rights under the 2005 Plan are restricted stock. Restricted stock will vest in accordance with the terms and conditions established by the Administrator. (See "Performance Goals" below relating to possible vesting based on achievement of certain performance criteria.) The Administrator determines the number of Shares of restricted stock granted to any participant, but during any fiscal year of Atmel, no participant may be granted stock purchase rights (and/or other Awards) covering more than 5,000,000 Shares unless in connection with the participant's initial year of service, in which case such participant may be granted stock purchase rights (and/or other Awards) up to an additional 5,000,000 Shares.

Each stock purchase rights Award is evidenced by an Award agreement specifying the terms and conditions of the Award. A holder of restricted stock will have full voting rights, unless determined otherwise by the Administrator.

Stock Appreciation Rights. Stock appreciation rights ("SARs") are Awards that grant the participant the right to receive an amount (in the form of cash, Shares of equal value, or a combination thereof, as determined by the Administrator) equal to the product of (1) the number of shares exercised, times (2) the amount by which Atmel's stock price exceeds the exercise price. The Administrator may grant (i) tandem SARs exercisable for all or part of the Shares subject to the related option upon surrender of the right to exercise the equivalent portion of the related option, (ii) affiliated SARs which are deemed exercised upon exercise of the related option, and (iii) freestanding SARs exercisable on the terms and conditions determined by the Administrator.

Each SAR Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The exercise price is set by the Administrator but cannot be less than 100% of the fair market value of the covered Shares on the grant date. A SAR may be exercised based on the conditions established by the Administrator. SARs expire under the same rules that apply to options and are subject to the same per-person limits (i.e., 5,000,000 covered Shares for SARs and/or other Awards in any fiscal year unless in connection with the participant's initial year of service, in which case such participant may be granted SARs covering up to an additional 5,000,000 Shares).

Restricted Stock Units. Restricted stock units are Awards that result in a payment to a participant (in the form of cash, Shares of equal value, or a combination thereof, as determined by the Administrator) only if performance goals and/or other vesting criteria (for example, continued employment or service) established by the Administrator are achieved or the Awards otherwise vest. Each restricted stock units Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The applicable performance goals or vesting criteria (which may be based solely on continued service to Atmel and its subsidiaries) will be determined by the Administrator, and may be applied on a company-wide, divisional or individual basis, based on applicable federal or state securities laws, or any other basis determined by the Administrator (see "Performance Goals" below for more information).

During any fiscal year of Atmel, no participant may receive restricted stock units (and/or other Awards) covering greater than 5,000,000 Shares unless in connection with the participant's initial year of service, in which case such participant may be granted restricted stock units (and/or other Awards) covering up to an additional 5,000,000 Shares. The Administrator establishes the initial value of each restricted stock unit on or before the date of grant.

Performance Goals. The Administrator (in its discretion) may make performance goals applicable to a participant with respect to an Award. At the Administrator's discretion, one or more of the following performance goals may apply:

- Cash Flow
- Earnings per Share
- Margin (gross or operating)
- Market Share
- Net Income
- Operating Profit
- Product Development
- Product Unit Sales
- Revenue
- Total Stockholder Return

The performance goals may differ from participant to participant and from Award to Award. Any criteria used may be measured, as applicable (1) in absolute terms, (2) in relative terms (including, but not limited to, comparisons against time, financial metrics or another company or companies and/or versus other performance goals or metrics), (3) in dollar or percentage terms, (4) against the performance of Atmel as a whole or against particular segments or products of Atmel and/or other companies, (5) on a per Share and/or per capita basis or against all outstanding Shares, (6) on a GAAP or non-GAAP basis and/or (7) on a pre-tax or after-tax basis. The Administrator shall determine whether any element(s) (for example, but not by way of limitation, the effect of mergers or acquisitions or restructuring activities) shall be included in or excluded from the calculation of any performance goals with respect to any participants (whether or not such determinations result in any performance goal being measured on a basis other than generally accepted accounting principles).

By granting Awards that vest upon achievement of performance goals, the Administrator may be able to preserve Atmel's deduction for certain compensation in excess of $1,000,000. Section 162(m) limits Atmel's ability to deduct annual compensation paid to each of Atmel's Chief Executive Officer and "covered employees" (within the meaning of Section 162(m)) to $1,000,000 per individual. However, Atmel can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the 2005 Plan, setting limits on the number of Awards that any individual may receive, and for Awards other than stock options and stock appreciation rights, establishing performance criteria that must be met before the Award actually will vest or be paid. The performance goals listed above, as well as the per-person limits on shares covered by Awards, permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting Atmel to receive a federal income tax deduction in connection with such Awards. These limitations do not prevent the Company from issuing performance-based awards that have other performance criteria that are not within the prescribed list if the Administrator determines that those criteria would be more appropriate; in the event that the Administrator determines to apply performance criteria that are not those listed in the 2005 Plan or are substantially modified from the categories referred to in the 2005 Plan, those awards will remain effective, but the deductibility of that compensation under Section 162(m) may be eliminated.

Limited Transferability of Awards. Awards granted under the 2005 Plan generally may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution and may be exercised, during the lifetime of the participant, only by the participant. Notwithstanding the foregoing, the Administrator may permit an individual to transfer an Award to an individual or entity. Further, with respect to any Award or type of Award or participant or class of participants under the Plan, the Administrator may permit the participant to designate the beneficiary of such Awards in the event of the participant's death. Any transfer will be made in accordance with procedures established by the Administrator.

Awards to be Granted to Certain Individuals and Groups. The number of Awards (if any) that an employee, consultant, or director may receive under the 2005 Plan is in the discretion of the Administrator and therefore cannot be determined in advance.

Adjustments upon Changes in Capitalization. If Atmel experiences a stock split, reverse stock split, stock dividend, combination or reclassification of Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, the number and class of Shares available for issuance under the 2005 Plan, the number, class and price of Shares covering outstanding Awards, and the numerical per-person limits on Awards, will be proportionately adjusted to reflect the change in capitalization. Any conversion of convertible securities of the Company will not cause an adjustment as described in the previous sentence.

Adjustments upon Liquidation or Dissolution. In the event of a liquidation or dissolution of the Company, the Administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and any unexercised Award will terminate upon such transaction. The Administrator may, in its sole discretion, provide that each participant will have the right to exercise, until ten days prior to such transaction, all or any part of the Award, including Shares as to which the Award otherwise would not be exercisable. Awards granted after August 14, 2008, that may be considered "deferred compensation" within the meaning of Code Section 409A will not accelerate upon a liquidation or dissolution of the Company, unless otherwise determined by the Administrator.

Adjustments upon Merger or Asset Sale. The 2005 Plan provides that in the event of a merger with or into another corporation or a sale of all or substantially all of Atmel's assets (with respect to Awards granted prior to August 14, 2008, or with respect to Awards granted on or after August 14, 2008, excluding any merger with or into another corporation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least 50% of the total voting power represented by the voting securities of the Company or any such surviving entity or its parent outstanding immediately after such merger), the successor corporation will assume or substitute an equivalent Award for each outstanding Award. In the event that the successor corporation refuses to assume or substitute for an Award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and SARs, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, and, with respect to restricted stock units, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, with respect to options and SARs that become fully vested and exercisable in lieu of assumption or substitution, the Administrator will notify the participant that such Award will be fully vested and exercisable for a period of 15 days from the date of such notice, and the option or SAR will terminate upon the expiration of such period.

Summary of U.S. Federal Income Tax Consequences

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and the Company of equity awards granted under the 2005 Plan. Tax consequences for any particular individual may be different.

Incentive Stock Options. An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the determination date (see discussion under "Nonstatutory Stock Options" below) and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the determination date of an incentive stock option (see discussion under "Nonstatutory Stock Options" below) is treated as an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options. Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares on the determination date (as defined below). If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The "determination date" is the date on which the option is exercised unless the shares are subject to a substantial risk of forfeiture (as in the case where an optionee is permitted to exercise an unvested option and receive unvested shares which, until they vest, are subject to forfeiture or repurchase upon the optionee's termination of service) and are not transferable, in which case the determination date is the earlier of (1) the date on which the shares become transferable or (2) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the exercise date, the optionee may elect, pursuant to Section 83(b) of the Code, to have the exercise date be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the option is exercised. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Appreciation Rights. In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock. A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the "determination date" (as defined above under "Nonstatutory Stock Options"). If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Issuance. A recipient of a fully vested stock issuance will recognize income generally measured by the fair market value of the shares on the date of grant, less the purchase price paid (if any). A recipient of a stock issuance that is subject to a vesting schedule will not recognize any income at the time of grant unless he or she elects to be taxed at that time by filing a Section 83(b) election with the Internal Revenue Service within 30 days of the issuance. Instead, the recipient of an unvested stock issuance will generally recognize income in an amount equal to the difference between the fair market value of the stock at the time of vesting and the amount paid for the stock, if any. Any taxable income recognized by a recipient who is also an employee in connection with a stock issuance will be subject to tax withholding by the Company. The Company will generally be entitled to an income tax deduction in the same amount as the ordinary income recognized by the recipient. Upon a disposition of such shares by the recipient, any gain or loss is treated as long-term or short-term capital gain or losses, depending on the length of time the recipient held the shares.

Restricted Stock Units. There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the Administrator or a participant. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Section 409A. Section 409A of the Code provides requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2005 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for the Company. The Company generally will be entitled to a tax deduction in connection with an award under the 2005 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) of the Code and applicable guidance.

THE FOREGOING IS NOT INTENDED TO BE TAX ADVICE AND IS ONLY A SUMMARY OF THE TAX EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND ATMEL CORPORATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE 2005 PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX

CONSEQUENCES OF A SERVICE PROVIDER'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE SERVICE PROVIDER MAY RESIDE.

Amendment and Termination of the 2005 Plan

The Board generally may amend or terminate the 2005 Plan at any time and for any reason. However, no amendment, suspension, or termination may impair the rights of any participant without his or her consent. Certain amendments to the 2005 Plan require stockholder approval, including:

- A material increase in benefits accrued to participants under the 2005 Plan;
- An increase in the number of shares that may be optioned or sold under the 2005 Plan;
- A material modification (expansion or reduction) of the class of participants in the 2005 Plan; or
- A provision permitting the Administrator to lapse or waive restrictions on Awards at its discretion.

Participation in the 2005 Plan

The grant of Awards under the 2005 Plan to employees, including the executive officers named in the table below, is subject to the discretion of the Administrator. For illustrative purposes only, the following table sets forth information with respect to the grant of options and other awards under the 2005 Plan to the named executive officers identified in the table below, to all executive officers as a group, to all non-employee directors as a group and to all other employees as a group during Atmel's last fiscal year ended December 31, 2010:

Name of Individual or Identity of Group and Position	Securities Underlying Options Granted (#)	Weighted Average Exercise Price Per Share ($)	Full Value Awards (#)(1)	Weighted Average Dollar Value of Full Value Awards ($)(2)
Steven Laub *President and Chief Executive Officer*	—	—	1,900,000	9.35
Stephen Cumming *Vice President, Finance and Chief Financial Officer*	—	—	285,000	9.03
Walter Lifsey *Executive Vice President and Chief Operating Officer*	—	—	360,000	8.85
Tsung-Ching Wu *Executive Vice President, Office of the President*	—	—	360,000	8.85
Rod Erin *Vice President, Aerospace Products and RFA and Non-Volatile Memory Segments*	—	—	215,000	8.69
All executive officers, as a group (7 persons)	—	—	3,460,000	9.23
All non-employee directors, as a group (5 persons)	82,500	5.20	130,000	5.27
All employees who are not executive officers, as a group	232,000	5.46	8,549,878	7.35

(1) Consists of restricted stock units (RSUs). Each RSU represents a contingent right to receive one share of Atmel's common stock.

(2) Based on the closing price of Atmel's common stock on the NASDAQ Global Select Market on the date of grant.

Summary

The Board believes strongly that the approval of the amendment and restatement of the 2005 Plan is essential to the Company's continued success. The Company's ability to attract, retain, motivate and reward the employees that have been, and will in the future continue to be, critical to the Company's long-term success is dependent, to a large extent, on having an adequate equity pool. As discussed above, the Board believes that the Company's use of the 2005 Plan over the past several years to incentivize management and rank-in-file employees has been effective and that the Company's financial performance, as well as the performance of the Company's stock price, have confirmed the appropriateness of those decisions. To continue to achieve the Company's strategic and operating goals, the Board believes that stockholders should approve the proposed amendment and restatement.

Required Vote

We must receive the affirmative vote of a majority of votes cast at the annual meeting in order for this proposal to be approved. If stockholders do not approve the amendment and restatement of the 2005 Plan, the 2005 Plan will continue under its current terms until it expires or is terminated in accordance with the terms of the 2005 Plan, and no additional equity (beyond the current 10,838,801 Shares available as of March 28, 2011) will be available for issuance to employees under the 2005 Plan.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" the approval of the amendment and restatement of the 2005 Stock Plan.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit our consolidated financial statements for the fiscal year ending December 31, 2011. PricewaterhouseCoopers LLP has audited our financial statements since the year ended December 31, 1985.

A representative of PricewaterhouseCoopers LLP is expected to be present at the meeting and will have an opportunity to make a statement if so desired. The representative is also expected to be available to respond to appropriate questions from stockholders.

Ratification of Appointment of PricewaterhouseCoopers LLP

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm is not required by Atmel's bylaws or other applicable legal requirements. However, our Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Atmel and its stockholders.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm for the fiscal year ending December 31, 2011.

Fees of PricewaterhouseCoopers LLP Incurred by Atmel

The following table sets forth the fees billed for services rendered by PricewaterhouseCoopers LLP for each of our last two fiscal years.

	2010	2009
Audit fees(1)	$3,636,000	$4,146,000
Audit-related fees(2)	14,000	—
Tax fees(3)	2,745,000	249,000
All other fees	—	—
Total	$6,395,000	$4,395,000

(1) Audit fees represent fees for professional services provided in connection with the audit of our financial statements and of our internal control over financial reporting and the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) Audit-related fees in fiscal year 2010 primarily related to certification work performed for our European subsidiaries and other similar services.

(3) Tax fees consisted of fees for assistance with international tax planning and other tax compliance services for the United States and foreign jurisdictions.

Audit Committee Pre-Approval Policy

Section 10A(i)(1) of the Exchange Act and related SEC rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the Audit Committee of the Board, subject to a "de minimis" exception set forth in the SEC rules (the "De Minimis Exception"). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. All audit-related and non-audit services in 2009 and 2010 were pre-approved by the Audit Committee, and none of such services were performed pursuant to the De Minimis Exception.

PROPOSAL FOUR

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, requires that we ask our stockholders to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in accordance with the SEC's rules in the section entitled "Executive Compensation" in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

As described in detail in the section entitled "Compensation Discussion and Analysis" in this Proxy Statement, our executive compensation programs are designed, through the efforts of our Compensation Committee and its independent compensation consultant, to align the interests of our executives with those of our stockholders by rewarding performance that meets or exceeds established goals. Our executive compensation program is designed to reward superior performance, to attract and retain our named executive officers, and to base compensation on the specific requirements of each position. Under our

compensation programs, our named executive officers are rewarded for specific annual and long-term goals. Please read the section entitled "Compensation Discussion and Analysis" for additional details about our executive compensation programs, including information about the compensation of our named executive officers in 2010 and the financial metrics used in our compensation programs.

The Compensation Committee continually reviews the compensation programs for our named executive officers to ensure they achieve the desired goal of aligning our executive compensation structure with our stockholders' interests and current market practices. We have programs that align the compensation of our executives with the interests of our stockholders and manage compensation risk including:

- Encouragement of stock ownership, including review by the Board;
- An independent Compensation Committee;
- The use by our Compensation Committee of an independent compensation consultant;
- A balanced mix between long and short-term incentives;
- Caps on incentive bonuses under our 2010 Bonus Plan;
- Discretion retained by the Compensation Committee to modify or eliminate incentive bonuses under the 2010 Bonus Plan; and
- A strong risk management program to reduce the likelihood of manipulation of our financial performance to enhance executive compensation.

We believe that the information we have provided above and within the section entitled "Executive Compensation" in this Proxy Statement demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the annual meeting:

> "RESOLVED, that the Company's stockholders approve, on a non-binding advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that you vote "**FOR**" the advisory vote approving the compensation of our named executive officers, as disclosed in this Proxy Statement.

PROPOSAL FIVE

ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also enables our stockholders to indicate, at least once every six years, how frequently they believe a non-binding advisory vote on the compensation of our named executive officers, such as we have included in Proposal Four, should occur. By voting on this Proposal Five, stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation every one, two or three years.

After careful consideration, our Board has determined that an advisory vote on executive compensation that occurs every three years is the most appropriate alternative for the Company. Our executive compensation philosophy and program is designed to support long-term value creation, and the Board determined that conducting an advisory vote every three years on executive compensation would allow our stockholders to express their views on executive compensation in a manner that is most closely aligned with the Board's perspective on long-term performance. Holding an executive compensation vote

every three years will also provide stockholders with the ability to assess over a period of years whether the components of compensation paid to our named executive officers have achieved positive results for the Company. A three-year vote cycle also gives the Board and Compensation Committee sufficient time to thoughtfully consider the results of the advisory vote, to engage with stockholders to understand and respond to the vote results and to implement any appropriate changes to our executive compensation policies and procedures. Finally, although we believe that holding an advisory vote on executive compensation every three years will reflect the right balance of considerations in the normal course, we will periodically reassess that view and can provide for an advisory vote on executive compensation on a more frequent basis if material changes in our compensation programs or other circumstances suggest that a more frequent vote would be appropriate. The Compensation Committee values the views of our stockholders in these votes and will consider the outcome of these votes in making decisions on executive compensation. Accordingly, our Board recommends that you vote for a three-year interval for the advisory vote on executive compensation.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years or three years, or you may abstain from voting on this Proposal Five.

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for holding future advisory votes on executive compensation that has been selected by stockholders. However, because this vote is advisory and not binding on the Company, the Compensation Committee or the Board in any way, the Board may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that stockholders vote to hold an advisory vote on executive compensation "EVERY THREE YEARS" (and not every one or two years).

CORPORATE GOVERNANCE

Atmel's corporate governance practices and policies are designed to promote stockholder value, and Atmel is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board provides independent leadership in the exercise of its responsibilities. Our management oversees a system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity. You can access information regarding our corporate governance practices on our website at www.atmel.com/ir/governance.asp.

Corporate Governance Principles

Our Board has adopted Corporate Governance Principles, which set forth the principles that guide the Board's exercise of its responsibility to oversee corporate governance, maintain its independence, evaluate its own performance and the performance of our executive officers and set corporate strategy. Our Corporate Governance Principles provide that the Board shall fill the roles of Chairman and Chief Executive Officer in accordance with the best interests of the Company. Our Corporate Governance Principles also currently require directors to offer to resign upon a material change in their employment, subject to the Board's acceptance; and limit the number of public company boards on which our directors may serve. Our Board first adopted these Corporate Governance Principles in March 2007 and has refined them from time to time. You can access our Corporate Governance Principles on our website at www.atmel.com/ir/governance.asp.

Code of Ethics/Standards of Business Conduct

It is our policy to conduct our operations in compliance with all applicable laws and regulations and to operate our business under the fundamental principles of honesty, integrity and ethical behavior. This

policy can be found in our Standards of Business Conduct, which is applicable to all of our directors, officers and employees, and which complies with the SEC's requirements and with listing standards of the NASDAQ Stock Market LLC ("Nasdaq").

Our Standards of Business Conduct are designed to promote honest and ethical conduct and compliance with all applicable laws, rules and regulations and to deter wrongdoing. Our Standards of Business Conduct are also aimed at ensuring that information we provide to the public (including our filings with and submissions to the SEC) is accurate, complete, fair, relevant, timely and understandable. Our Standards of Business Conduct can be accessed on our website at www.atmel.com/ir/governance.asp. We intend to disclose amendments to certain provisions of our Standards of Business Conduct, or waivers of such provisions granted to directors and executive officers, on our website in accordance with applicable SEC and Nasdaq requirements.

Independence of Directors

The Board has determined that each of the following directors, constituting a majority of the Board, is "independent" within the meaning of the Nasdaq listing standards:

David Sugishita
Papken Der Torossian
Jack L. Saltich
Charles Carinalli
Dr. Edward Ross

Such independence definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in various types of business dealings with the Company. In addition, as further required by the Nasdaq listing standards, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Leadership Structure

Our Corporate Governance Principles provide that the Board shall fill the Chairman of the Board and Chief Executive Officer positions in accordance with the best interests of the Company. Atmel currently separates the positions of Chief Executive Officer and Chairman of the Board. Since August 2006, Mr. Sugishita, one of our independent directors, has served as our Non-executive Chairman of the Board. Our Corporate Governance Principles also provide that in the event that the Chairman of the Board is not an independent director, the Board should elect a "Lead Independent Director." The responsibilities of the Chairman of the Board include: setting the agenda for each Board meeting, in consultation with the Chief Executive Officer; presiding at executive sessions; facilitating and conducting, with the Corporate Governance and Nominating Committee, the annual self-assessments by the Board and each standing committee of the Board, including periodic performance reviews of individual directors; and conducting, with the Compensation Committee, a formal evaluation of the Chief Executive Officer and other executive officers in the context of the annual compensation review.

Separating the positions of Chief Executive Officer and Chairman of the Board allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. The Board believes that having an independent director serve as Chairman of the Board is the appropriate leadership structure for the Company at this time and demonstrates our commitment to good corporate governance.

In addition, as described in more detail below, our Board has three standing committees, each of which is comprised entirely of independent directors. Our Board delegates substantial responsibility to each Board committee, which reports their activities and actions back to the Board. We believe that our independent Board committees and their chairmen are an important aspect of our Board leadership structure.

Risk Oversight

Our Board, as a whole and through its committees, has responsibility for the oversight of risk management. With the oversight of our Board, our officers are responsible for the day-to-day management of the material risks Atmel faces. In its oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. The involvement of the Board in reviewing our business strategy at least annually is a key part of its oversight of risk management, its assessment of management's appetite for risk and its determination of what constitutes an appropriate level of risk for Atmel. The Board regularly receives updates from management and outside advisors regarding risks the Company faces, including litigation and various operating risks.

In addition, our Board committees each oversee certain aspects of risk management. For example, our Audit Committee is responsible for overseeing risk management of financial matters, financial reporting, the adequacy of our risk-related internal controls, and internal investigations; our Compensation Committee oversees risks related to compensation policies and practices; and our Corporate Governance and Nominating Committee oversees governance related risks, such as Board independence and conflicts of interest, as well as management and director succession planning. Our Board committees report their findings to the Board.

Senior management attends Board and Board committee meetings and is available to address any questions or concerns raised by the Board on risk management-related and any other matters. Annually, the Board holds strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for the Company.

Board Meetings and Committees

All directors are expected to attend each meeting of the Board and the committees on which he serves. All directors are also encouraged, but not required, to attend our Annual Meeting of Stockholders. Each director attended the 2010 Annual Meeting of Stockholders. During the fiscal year ended December 31, 2010, the Board held nine meetings.

The Board has the following standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the directors attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board (held during the period for which he was a director) and (ii) the total number of meetings held by all committees of the Board on which he served during the past fiscal year (held during the periods that he served).

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Messrs. Sugishita (Chairman), Carinalli and Saltich. The Board has determined that (1) each of the members of the Audit Committee is "independent" within the meaning of the Nasdaq listing standards and within the meaning of the rules of the Exchange Act and (2) Mr. Sugishita meets the requirements of an audit committee financial expert in accordance with SEC rules. The Audit Committee held 17 meetings during 2010 at which, among other things, the Audit Committee discussed Atmel's financial results,

accounting practices and regulatory developments and Atmel's response to such regulatory developments with Atmel's independent registered public accounting firm and counsel, as necessary.

The duties of the Audit Committee are to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of Atmel's independent registered public accounting firm, the organization and performance of Atmel's internal audit function, and Atmel's internal accounting and financial reporting controls. Among other things, the Audit Committee prepares the Audit Committee report for inclusion in the annual proxy statement, reviews the reports of Atmel's management, internal audit and independent registered public accounting firm concerning Atmel's internal accounting and financial controls, appoints, determines the compensation of and oversees the work of Atmel's independent registered public accounting firm, and reviews and approves the scope of the annual audit. In discharging its oversight role, the Audit Committee is empowered to investigate any matter brought to its attention with full access to all of Atmel's books, records, facilities and personnel and the power to retain outside legal, accounting or other advisors for this purpose. The Audit Committee has the sole authority and responsibility to select, evaluate and, where appropriate, replace Atmel's independent registered public accounting firm. The charter of the Audit Committee can be accessed on our website at www.atmel.com/ir/governance.asp.

See "Report of the Audit Committee" below for more information regarding the functions of the Audit Committee.

Compensation Committee

We have a separately-designated standing Compensation Committee that currently consists of Messrs. Saltich (Chairman), Carinalli, Der Torossian and Sugishita. Our Board has determined that each of the members of the Compensation Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee reviews and approves Atmel's executive compensation policies, including the salaries and target bonuses of our executive officers, and administers our equity compensation plans. See "Executive Compensation — Compensation Discussion and Analysis" below for a description of Atmel's processes and procedures for the consideration and determination of executive compensation. The Compensation Committee held 15 meetings during 2010. The charter of the Compensation Committee can be accessed on our website at www.atmel.com/ir/governance.asp.

The Compensation Committee Report is included below in "Executive Compensation."

Corporate Governance and Nominating Committee

We have a separately-designated standing Corporate Governance and Nominating Committee that currently consists of Dr. Ross (Chairman) and Messrs. Der Torossian and Sugishita. The Board has determined that each of the members of the Corporate Governance and Nominating Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee reviews Atmel's principles of corporate governance and recommends changes to the Board as necessary, reviews governance-related stockholder proposals, and makes recommendations to the Board for action on such proposals, and makes recommendations to the Board regarding the composition and size of the Board. The Corporate Governance and Nominating Committee also establishes procedures for the submission of candidates for election to the Board, establishes procedures for identifying and evaluating candidates for director and determines the relevant criteria for Board membership. For additional information see "Director Candidates" below. The Corporate Governance and Nominating Committee held three meetings during 2010. The charter of the Corporate Governance and Nominating Committee can be accessed on our website at www.atmel.com/ir/governance.asp.

Compensation Committee Interlocks and Insider Participation

During fiscal 2010, the following directors were members of Atmel's Compensation Committee: Messrs. Saltich, Carinalli, Der Torossian and Sugishita. No interlocking relationships exist between any member of the Board or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee was a present or former officer or employee of Atmel or its subsidiaries, other than Mr. Sugishita who since August 2006 has served as Non-executive Chairman of the Board. Mr. Sugishita is a non-employee director of Atmel.

Director Candidates

Atmel's bylaws set forth the procedure for the proper submission of stockholder nominations for membership on the Board. Please refer to Section 2.2(c) of our bylaws for a description of the process for nominating directors. It is the Corporate Governance and Nominating Committee's policy to consider properly submitted stockholder recommendations (as opposed to a formal nomination) for candidates for membership on the Board. A stockholder may submit a recommendation for a candidate for membership on the Board by submitting in writing the name and background of such candidate to the Atmel Corporate Governance and Nominating Committee, c/o Corporate Secretary, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. The Corporate Governance and Nominating Committee will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public disclosure of the candidate's name and biographical information, and (3) the recommending stockholder has consented in writing to public disclosure of such stockholder's name. Required biographical and background information include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending stockholder believes supports such candidacy (keeping in mind the criteria discussed below that the Corporate Governance and Nominating Committee considers when making recommendations for nomination to the Board).

The Corporate Governance and Nominating Committee uses a variety of methods for identifying candidates for nomination to the Board. Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Corporate Governance and Nominating Committee through professional search firms, stockholders or other persons. The process by which candidates for nomination to the Board are evaluated includes review of biographical information and background material on potential candidates by Committee members, meetings of Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Committee. Candidates recommended by stockholders (and properly submitted, as discussed above) are evaluated by the Corporate Governance and Nominating Committee using the same criteria as other candidates. Although the Corporate Governance and Nominating Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board, the Committee does review numerous criteria before recommending a candidate. Such criteria include, but are not limited to: character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, and other commitments.

The Corporate Governance and Nominating Committee does not have a policy with regard to the consideration of diversity in identifying director nominees; however, as discussed above, diversity is one of the numerous criteria the Corporate Governance and Nominating Committee reviews before recommending a candidate.

Communications from Stockholders

Stockholders may communicate with the Board by submitting either an email to bod@atmel.com or written communication addressed to the Board (or specific board member) c/o Corporate Secretary, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. Email communications that are intended for a specific director should be sent to the email address above to the attention of the applicable director. The Chairman of the Corporate Governance and Nominating Committee will, with the assistance of our Corporate Secretary, (1) review all communications to the Board, (2) determine if such communications relate to substantive matters, (3) if such communications relate to substantive matters, provide copies (or summaries) of such communications to the other directors as he or she considers appropriate, and (4) if such communications do not relate to substantive matters, determine what action, if any, will be taken with such communications. Communications relating to personal grievances or matters as to which we receive repetitive and duplicative communications are unlikely to be deemed "substantive."

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Atmel's compensation program for its executive officers is generally intended to meet the following objectives: (i) attract, retain, motivate and reward highly talented executives that are key to the business success of the Company; (ii) link total compensation with the achievement of Atmel's strategic objectives (financial and non-financial) and individual performance goals; and (iii) align the interests and objectives of Atmel's executives with the interests of our stockholders.

The Compensation Committee reviews Atmel's compensation program for its executive officers throughout the year. The Compensation Committee has engaged Compensia, Inc., an independent compensation consultant with expertise in the technology sector ("Compensia"), to assist it in the performance of its tasks and to advise it with respect to compensation matters.

The Compensation Committee determines the compensation for all of Atmel's executive officers and uses the above objectives to guide it in determining the proper levels of compensation and allocating that compensation among the following elements: base salary, incentive bonus, and equity compensation. Atmel also provides other benefits to its executive officers, as further described below.

In determining levels of compensation for individual executives, the Compensation Committee takes into consideration a number of factors, including the following:

- individual executive performance, experience, and qualifications;
- Atmel's performance against financial goals, including profitability and revenue;
- the scope of the executive's role;
- competitive pay practices and prevailing market conditions;
- internal pay consistency; and
- retention.

Individual performance for all executive officers (other than the Company's Chief Executive Officer) is assessed by the Chief Executive Officer who then makes recommendations to the Compensation Committee. The Compensation Committee assesses the individual performance of the Chief Executive Officer. In addition, the executive bonus plan (as further described below) also includes an assessment of individual performance objectives. None of the factors above is determinative for setting compensation levels, and the impact of each individual factor is not quantifiable. The Compensation Committee, with the advice of its independent compensation consultant, makes the final decision on setting compensation levels

for all executive officers, including the Chief Executive Officer. The Compensation Committee regularly assesses the criteria it uses in making compensation determinations to ensure that the compensation programs and arrangements it has in place with the Company's executive officers are properly aligned with the Company's standards of business conduct and its financial performance, financial condition and competitive position. As the Company's financial and competitive position in the marketplace changes, the Compensation Committee believes it appropriate to evaluate the overarching philosophy that guides its compensation decisions and to adjust that philosophy in light of new financial, competitive and related circumstances. Toward that end, the Compensation Committee would expect to assess all of the foregoing factors, and to consider other factors it determines relevant, in 2011.

Throughout this Compensation Discussion and Analysis, the individuals included in the "Summary Compensation Table" below, are referred to as the "named executive officers."

Role of Compensation Committee

Atmel's executive compensation program is overseen and administered by the Compensation Committee. The Compensation Committee currently consists of Messrs. Saltich (Chairman), Carinalli, Der Torossian, and Sugishita. Each of these individuals qualifies as (i) an "independent director" under the Nasdaq listing standards, (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and (iii) an "outside director" under Section 162(m) of the Code. The Compensation Committee reviews and approves our executive compensation objectives and programs; approves specific executive officer compensation decisions, such as salaries, target bonuses and actual bonuses; and administers our stock incentive plans. The Compensation Committee has the ultimate authority to make decisions with respect to the compensation of our named executive officers, but may, if it chooses, delegate any of its responsibilities to a subcommittee. The Compensation Committee has not delegated any of its authority with respect to any material component of the compensation of executive officers of Atmel. The Compensation Committee held 15 meetings during 2010. The Compensation Committee operates under a written charter adopted by our Board. A copy of the charter is available at http://www.atmel.com/ir/governance.asp.

Role of Executive Officers in Compensation Decisions

The Compensation Committee meets with Atmel's President and Chief Executive Officer and/or other executives to obtain recommendations with respect to Company compensation programs, practices, and packages for executive officers and certain other employees. Management makes recommendations to the Compensation Committee on base salaries, target and actual bonuses, and equity compensation for the executive team and other employees; however, individual executive officers do not propose or seek approval for their own compensation. The Compensation Committee considers, but is not bound by and does not always accept, management's recommendations with respect to executive compensation. Compensia advises the Compensation Committee with respect to these executive compensation programs.

Our Chief Executive Officer attends portions of the Compensation Committee's meetings, but the Compensation Committee also holds executive sessions not attended by any members of management or non-independent directors. The Compensation Committee discusses our Chief Executive Officer's compensation package with him, but deliberates and makes decisions with respect to his compensation without him present and in consultation with its independent compensation consultant. The Board has delegated authority to our Chief Executive Officer to grant options and restricted stock units, within specified limits, to non-executive employees under specific circumstances, including prior review and approval from our vice president of human resources (or a delegate), subsequent review from our chief legal officer (or a delegate), and in certain circumstances subsequent approval from our Chairman of the Compensation Committee. Copies of approvals pursuant to this delegation of authority are periodically reviewed with the Compensation Committee.

Role of Compensation Consultant

The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibilities and has done so. Since 2006, the Compensation Committee has retained Compensia to advise it on executive compensation matters. In 2010, Compensia provided the Compensation Committee with an analysis of the compensation practices of Peer Companies (as defined below) and of broader technology company compensation practices as reflected in the Survey Data (as defined below). Compensia also offered the Compensation Committee advice with respect to salary, bonus and equity compensation of executive officers, the compensation-related terms of employment agreements, and general information related to market trends and developments affecting compensation practices. Our Compensation Committee also sought Compensia's advice regarding the relationship between our Chief Executive Officer's compensation and the Company's performance. Compensia serves at the discretion of the Compensation Committee. Since 2008, Compensia also has advised Atmel's Corporate Governance and Nominating Committee with respect to the compensation of Atmel's Board of Directors. Although Compensia worked with management in carrying out its duties for the Compensation Committee and the Corporate Governance and Nominating Committee, Compensia is engaged by and reports to the Compensation Committee, and the Compensation Committee retains sole discretion to terminate Compensia and to determine its fees.

In analyzing our executive compensation program for fiscal 2010, Compensia used data from a group of peer companies in the semiconductor industry (the "Core Peers"), other peer companies in the high-tech industry (the "Broad High-tech Peers," and collectively with the Core Peers, the "Peer Companies") and data available from companies represented in executive compensation surveys ("Survey Data"). The Peer Companies were selected on the basis of their fiscal and business similarities to Atmel and were approved by the Compensation Committee. The Broad High-tech Peers were included in the analysis process to provide the Compensation Committee with a perspective on how technology companies outside of the semiconductor industry compensate their executives. The Survey Data, which offers a form of "aggregated" data, includes information obtained from San Francisco Bay Area technology companies with annual revenues between $1 billion and $3 billion and compensation data obtained from the Peer Companies. The Peer Companies were:

Core Peers:

- Altera Corporation
- Analog Devices, Inc.
- Broadcom Corporation
- Cypress Semiconductor Corporation
- Fairchild Semiconductor International, Inc.
- International Rectifier Corporation
- Linear Technology Corporation
- LSI Corporation (LSI Logic)
- Marvell Technology Group Ltd.
- Maxim Integrated Products, Inc.
- Microchip Technology Incorporated
- National Semiconductor Corporation
- NVIDIA Corporation
- ON Semiconductor Corporation
- Vishay Intertechnology, Inc.
- Xilinx, Inc.

Broad High-tech Peers:

- Autodesk, Inc.
- Cadence Design Systems, Inc.
- Juniper Networks, Inc.
- Synopsys, Inc.
- Verisign, Inc.

Elements of Compensation

Atmel's three primary compensation elements are: (i) base salary; (ii) incentive bonuses; and (iii) long-term incentives through equity awards. Each of these elements is considered a primary element of compensation because each is considered useful and necessary to meet one or more of the principal objectives of our compensation programs.

The following secondary elements supplement our primary compensation program: (i) deferred compensation benefits; (ii) retirement benefits provided under a 401(k) plan or as typically provided in the country where our executive officers reside; and (iii) generally available benefit programs, such as life insurance, health care benefits and participation in our employee stock purchase plan, or ESPP. The above are considered secondary elements of Atmel's compensation program because they typically comprise a relatively small percentage of the total compensation of our executive officers and are generally set at levels such that they would not constitute a strong factor in attracting or retaining our executive officers.

In addition, Atmel provides its executive officers with certain severance and other payments following a termination of employment, including in connection with a change of control.

The Compensation Committee reviews the primary elements of our executive compensation program on an annual basis and reviews the other elements from time to time to ensure that compensation levels are consistent with both individual and Company performance and remain competitive. In setting compensation levels for a particular executive, the Compensation Committee consults with independent advisors and takes into consideration the proposed compensation package as a whole and each element individually, as well as the factors listed above in "Overview of Compensation Program and Philosophy."

Base Salary, Bonuses, and Equity Awards — Overview

Atmel makes base salaries and bonuses a significant portion of the executive compensation package in order to remain competitive in attracting, retaining and motivating executive talent. Bonuses also are paid in order to incentivize and reward the executives for achieving individual and corporate goals. The Compensation Committee determines each executive officer's target total annual cash compensation (salary and bonuses) on a yearly basis. The Compensation Committee also grants equity compensation to executive officers in order to align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to achieve long-term stockholder value.

Base Salary

The following table sets forth the base salaries for our named executive officers in 2010:

Name and Title	Base Salary for 2010 ($)
Steven Laub *President and Chief Executive Officer*	755,000
Stephen Cumming *Vice President, Finance and Chief Financial Officer*	385,000*
Walt Lifsey *Executive Vice President and Chief Operating Officer*	500,000
Tsung-Ching Wu *Executive Vice President, Office of the President*	509,200
Rod Erin *Vice President, Aerospace Products and RFA and Non-Volatile Memory Segments*	350,000

* In consultation with Compensia and following a review of the factors discussed above in "Overview of Compensation Program and Philosophy," the Compensation Committee increased the base salary of our Chief Financial Officer from $345,000 to $385,000 in September 2010.

Incentive Bonuses

Payment of bonus amounts depends on the achievement of specified performance goals. In consultation with Compensia, the Compensation Committee adopted an executive bonus plan for fiscal year 2010 (the "2010 Bonus Plan"). The 2010 Bonus Plan is a cash incentive program designed to motivate participants to achieve Atmel's financial and other performance objectives, and to reward them for their achievements when those objectives are met. All of Atmel's executive officers were eligible to participate in the 2010 Bonus Plan, with the exception of Scott Wornow, our Senior Vice President, Chief Legal Officer, who joined Atmel in November 2010. Target bonuses ranged from 50% to 125% of an executive's base salary, and the amount of the bonus actually paid to an executive officer was based on the achievement of (i) Company financial performance objectives tied to Atmel's annual revenue and non-GAAP operating profit percentage, (ii) individual performance objectives approved by the Compensation Committee, and (iii) for the executive officer who is also a business unit head, business unit objectives tied to the business unit's annual revenue and non-GAAP operating profit percentage. For measurement purposes, annual revenues are based on GAAP revenue results as reported in the Company's financial filings and press releases, including the Annual Report on Form 10-K. Non-GAAP operating profit percentages are adjusted from GAAP results to exclude the effect of stock-based compensation expense, restructuring and impairment charges, acquisition and divestiture related expenses, certain legal, accounting and related expenses, and other items approved by the Compensation Committee with the intent of helping to assess Atmel's operating results in a manner that is focused on the performance of its ongoing operations. Under the 2010 Bonus Plan, actual individual bonuses paid could range from zero to 200% of an individual's bonus target, depending upon the level of achievement of the various objectives described above. In the event that the Company did not achieve an annual non-GAAP operating profit (excluding the impact of the items mentioned above in the paragraph), no bonuses were to be paid under the executive bonus plan.

For fiscal 2010, the Compensation Committee determined that it would be appropriate to choose different performance measures for different executives as follows:

- For our Chief Executive Officer and other executive officers that were not business unit heads, the Compensation Committee chose two primary measures: (i) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 37.5% each); and (ii) individual performance objectives (weighted at 25%), which included strategic, profitability, operational, human resources and teamwork oriented objectives (except for our Chief Executive Officer, for whom the objectives included investor objectives rather than teamwork oriented objectives).
- For the executive officer who is also a business unit head, the Compensation Committee chose three primary measures: (i) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 12.5% each); (ii) the business unit's financial objectives, which consisted of the business unit's revenue and non-GAAP operating profit percentage (weighted at 25.0% each); and (iii) individual performance objectives (weighted at 25%), which included strategic, profitability, operational, human resources and teamwork oriented objectives.

Achievement of each such factor is measured independently, and a threshold for each factor must be met for any credit to be given to that factor.

The Compensation Committee set a minimum hurdle, target objective and maximum goals for revenue and operating profit. The following percentages were applicable under the 2010 Bonus Plan: (i) for achieving the minimum hurdle, 2010 bonuses would be paid out at 75%; (ii) for achieving the target objective, 2010 bonuses would be paid out at 100%; and (iii) for achieving the maximum goals, 2010 bonuses would be paid out at 200%. Awards could be scaled by the Compensation Committee under the 2010 Bonus Plan, once the minimum hurdle was achieved, in a linear fashion. Atmel's target revenue objective for 2010 was $1,395 million, which was based on our stated goal of growing at a level at or above the growth level of the general semiconductor industry. The non-GAAP operating profit percentage objective for 2010 (which excluded the effect of stock-based compensation expense, restructuring and impairment charges, acquisition and divestiture related expenses, certain legal, accounting and related expenses, and other items approved by the Compensation Committee) was set at approximately 10%, which represented significant improvement in the Company's operating results compared to 2009. The Compensation Committee retained discretion to modify the bonus that would otherwise be payable based on actual performance.

In connection with its review, the Compensation Committee considered the Company's financial and operating results for 2010. A full discussion of those results and performance can be found in our 2010 Annual Report on Form 10-K. During 2010, our net revenues totaled $1,644 million, an increase of 35%, or $427 million from the $1,217 million in net revenues for the year ended December 31, 2009. Demand for our products over the course of 2010 exceeded the expectations we had at the beginning of 2010, primarily due to stronger than expected sales of our 8-bit AVR microcontrollers, 32-bit ARM-based microcontrollers, and our new maXTouch microcontrollers. Our Microcontroller segment revenues for 2010 increased 95% compared to revenues in that same segment for the year ended December 31, 2009. During 2010, our gross margin rose to 44.3% for the year ended December 31, 2010, compared to 33.9% for the year ended December 31, 2009. During 2010, our net income totaled $423.1 million, or $0.90 per diluted share, compared to a net loss of $109.5 million or a loss of $0.24 per diluted share for the year ended December 31, 2009.

Following review of the Company's financial and operating performance for 2010, and the other factors discussed above in "Overview of Compensation Program and Philosophy," the Compensation Committee concluded that the Company exceeded the maximum goals as prescribed by the 2010 Bonus Plan. The Compensation Committee believes that the bonuses awarded were appropriate given strong

corporate performance, the achievement of individual performance objectives as approved by the Chief Executive Officer (with the Chief Executive Officer's objectives approved by the Compensation Committee), the improved economic environment in 2010 and the Compensation Committee's review of competitive pay practices and prevailing market conditions. Approved awards for the named executive officers are listed below:

Name	Fiscal 2010 Bonus Awards ($)
Steven Laub	1,887,500
Stephen Cumming	541,406
Walt Lifsey	726,563
Tsung-Ching Wu	692,194
Rod Erin	380,625

Long-Term Incentive Compensation

Atmel provides long-term incentive compensation through awards of stock options and restricted stock units that generally vest over multiple years, as well as performance shares, which are restricted stock units that vest upon the achievement of performance goals. Atmel's equity compensation program is intended to align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to achieve long-term stockholder value. The equity compensation program also is designed to attract, retain and motivate highly talented executives.

Equity-based incentives are granted to our executive officers under Atmel's stockholder-approved 2005 Stock Plan. Pursuant to Atmel's equity compensation granting policy, grants to executive officers are approved either during scheduled meetings or by unanimous written consent of the Compensation Committee effective, in the case of a written consent, upon the date the last signature of a member of the Compensation Committee is obtained. Options are priced (the "Pricing Date") on the 15th day of the month on or after the approval date, or the next trading day if the market is not open on the 15th day of the month (for example, stock options approved between October 16 and November 15 would have a Pricing Date of November 15). Restricted stock units and performance share grants are generally effective on the 15th day of the middle month of the calendar quarter in which the approval date occurs. All options have a per share exercise price equal to the closing price of Atmel's common stock on the Pricing Date.

Our Compensation Committee regularly monitors the environment in which Atmel operates and makes changes to our equity compensation program to help us meet our compensation objectives, including achieving long-term stockholder value. Atmel grants stock options and restricted stock units because they can be effective tools for meeting Atmel's compensation goal of increasing long-term stockholder value by tying the value of executive officer rewards to Atmel's future stock price performance. Employees are able to profit from stock options only if Atmel's stock price increases in value over the stock option's exercise price. Restricted stock units also provide significant incentives tied to stock price appreciation, as well as incentives for the executives to remain employed with Atmel. Atmel believes that stock options and restricted stock units provide effective incentives to executives to achieve increases in the value of Atmel's stock. Pursuant to our 2005 Plan as currently in effect, each share subject to restricted stock, restricted stock units (including performance shares), and stock purchase rights granted on or after May 14, 2008 is counted as one and 78/100 (1.78) shares against the shares available for grant under the 2005 Plan (that ratio will change if the proposed amendment and restatement of our 2005 Plan, as recommended by our Board, is approved at our annual meeting).

In fiscal 2008, our Compensation Committee approved the issuance of performance shares to our executive officers based on the achievement of non-GAAP operating margin metrics. The performance share awards consisted of grants of a maximum number of restricted stock units (representing not more than ten million shares) that will be paid out in shares of Atmel common stock if the applicable non-GAAP operating margin performance criteria have been met. The performance share awards provide that during the performance period beginning July 1, 2008, and ending December 31, 2012, some or all of the performance shares could have become eligible to vest for each quarterly performance period beginning on or after April 1, 2009 (provided, that, in the case of a new executive officer, the individual has been a service provider for at least four full quarterly performance periods). The number of performance shares in which an executive officer may vest for each quarterly performance period will depend upon achievement of the applicable non-GAAP operating margin performance criteria. Non-GAAP operating margin figures exclude the effect of stock-based compensation expense, restructuring and impairment charges, acquisition related charges, and certain legal, accounting and related expenses; for purposes of the performance share awards only, restructuring and impairment charges and acquisition related charges include charges for grant repayments, gains or losses on sale of assets, and other merger, acquisition or divestiture related charges and expenses. The non-GAAP operating margin performance criteria are different from GAAP and were established to provide the Committee with a set for performance objectives that the Compensation Committee and its advisors believed more appropriately reflected the Company's operating performance. The criteria were set at levels that required significantly greater performance compared to any period since fiscal year 2000 in order to fully vest. However, if a "change of control" (as such term is defined in the performance share awards) occurs during the performance period, the performance period will be deemed to end immediately prior to the change of control and the vesting of the performance shares subject to the performance share awards will convert to a time-based vesting schedule. The number of performance shares in which the executive officer will be entitled to vest in accordance with the time-based vesting schedule will equal up to fifty percent (50%) of the maximum number of performance shares subject to the performance share award, or a lesser amount if the recipient had previously vested in more than fifty percent (50%) of such maximum number of performance shares. Generally, performance shares that have not vested by the time of an executive officer's termination of service with Atmel will be forfeited. However, the performance share awards provide that in the event that the executive incurs a termination of service within three (3) months before or eighteen (18) months following a change of control either (i) by Atmel due to death, disability or for any reason other than for "cause" (as such term is defined in the performance share awards), or (ii) by the recipient for "good reason" (as such term is defined in the performance share awards), then the unvested performance shares that were converted to a time-based vesting schedule as discussed above will fully vest.

For financial statement purposes, Atmel recognizes stock-based compensation expense for performance share awards when management believes it is probable that the Company will achieve the performance criteria. We recorded total stock-based compensation expense related to performance share awards of $25 million, $1 million and $2 million for the years ended December 31, 2010, 2009 and 2008, respectively. For 2010, the Company recorded a total stock-based compensation expense for its performance shares awards in the amount of $25 million, reflecting an increase from the amount expensed in 2009 as we revised estimates based on significantly improved operating results in 2010 and forecasted operating results in 2011. Although the Compensation Committee has not made a final determination regarding the achievement of these performance plan metrics, we believe, based on information available as of the date of this Proxy Statement, that the Company will likely have satisfied all performance criteria in 2011 and that we will, therefore, issue, during the first half of 2011, the maximum number of shares (representing approximately 8.5 million shares) allocated under Atmel's performance share program.

The number of options or restricted stock units our Compensation Committee grants to each executive and the vesting schedule for each grant is determined based on the factors discussed above in "Overview of Compensation Program and Philosophy." While the retention value of unvested equity

awards is a factor in award determination, total potential equity ownership levels are not otherwise a factor.

In September 2010, in consultation with Compensia and following review of the factors discussed above in "Overview of Compensation Program and Philosophy," the Compensation Committee granted restricted stock units to Atmel's executive officers and other Company employees. These grants to the named executive officers are set forth below in the table entitled "Grants of Plan-Based Awards in 2010" and vest quarterly over four years. In December 2010, as further reflected in the table entitled "Grants of Plan-Based Awards in 2010," the Compensation Committee also granted restricted stock units to Atmel's named executive officers. These December grants vest 20% in November 2012, 30% in November 2013 and 50% in November 2014.

Other Benefit Programs

Severance/Change of Control Benefits

In fiscal 2008, in consultation with Compensia, the Compensation Committee reviewed Atmel's severance and change of control policies for executive officers and adopted the Change of Control and Severance Plan, which applies to Atmel's executive officers (other than our Chief Executive Officer). The Change of Control and Severance Plan provides, among other things as more fully described below, for certain payments to be made upon an executive officer's termination without "cause," or resignation for "good reason," in each case in connection with a "change of control," as such terms are defined in the plan. Other payments may be made in the event of terminations without cause or due to death or disability that are unrelated to a change of control. The payments that may be made pursuant to the Change of Control and Severance Plan are described further below under the section entitled "Potential Payments Upon Termination or Change of Control." The Compensation Committee believes that adoption of the Change of Control and Severance Plan was in the best interests of Atmel's stockholders and helps ensure the continued dedication and performance of Atmel's officers.

Executive Deferred Compensation Plan

The Atmel Executive Deferred Compensation Plan (the "EDCP") is a non-qualified U.S. deferred compensation plan allowing certain employees to defer a portion of their salary and bonus, thereby allowing the participating employee to defer taxation on such amounts. Participants are credited with deemed investment returns based on the allocation of their account balances among a range of mutual funds available for the deemed investment of amounts credited under the EDCP. Participants remain general creditors of Atmel. Distributions from the plan generally commence in the quarter following a participant's retirement or termination of employment. Atmel accounts for the EDCP in accordance with Accounting Standards Codification 710 ("ASC 710"). In accordance with ASC 710, the liability associated with the other diversified assets is being marked to market with the offset being recorded as compensation expense, primarily selling, general and administrative expense, to the extent there is an increase in the value, or a reduction of operating expense, primarily selling, general and administrative expense, to the extent there is a decrease in value. The other diversified assets are marked to market with the offset being recorded as other income (expense), net.

The EDCP is offered to higher level U.S. employees in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) Tax Deferred Savings Plan (the "401(k) Plan"). Further, Atmel offers the EDCP as a competitive practice to enable it to attract and retain top talent. The EDCP is evaluated for competitiveness in the marketplace from time to time, but the level of benefit provided by the EDCP is not typically taken into account in determining an executive's overall compensation package for a particular year.

Retirement Benefits under the 401(k) Plan, Executive Perquisites and Generally Available Benefit Programs

In addition to the EDCP, Atmel maintains a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Atmel does not provide defined benefit pension plans or defined contribution retirement plans to its executives or other employees other than: (a) the 401(k) Plan, or (b) as required in certain countries other than the United States for legal or competitive reasons.

In 2010, executive officers were eligible to receive health care coverage that is generally available to other Atmel employees. In addition, Atmel offers a number of other benefits to the executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefits programs include the employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, relocation/expatriate programs and services, educational assistance, employee assistance and certain other benefits.

The 401(k) Plan and other generally available benefit programs are intended to allow Atmel to remain competitive in retaining employee talent, and Atmel believes that the availability of the benefit programs generally enhances employee productivity and loyalty to Atmel. The main objectives of Atmel's benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, enhanced health and productivity and to provide support for global workforce mobility, in full compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive's total compensation or equity award package.

Stock Ownership Guidelines and Certain Trading Restrictions

Pursuant to our Corporate Governance Principles, stock ownership for our directors and executive officers is encouraged. As more fully described in the section entitled "Standard Director Compensation Arrangements," in February 2011, our Board enacted mandatory stock ownership guidelines for directors. In addition, our executive officers and certain other individuals subject to our Insider Trading Policy are prohibited from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative transactions with respect to Atmel's securities. This prohibition extends to hedging or similar transactions designed to decrease the risks associated with holding Atmel securities.

Accounting and Tax Considerations

Atmel has considered the potential impacts of the excise taxes under Sections 280G and 409A of the Code and has not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to these Sections. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change of control of Atmel that exceeds certain limits, and that Atmel or its successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A. To assist in the avoidance of additional tax under Section 409A, Atmel structured the EDCP and structures its equity awards and other compensation programs in a manner intended to comply with the applicable Section 409A requirements.

In determining which elements of compensation are to be paid, and how they are weighted, Atmel also takes into account whether a particular form of compensation will be considered "performance-based" compensation for purposes of Section 162(m) of the Code. Under Section 162(m), Atmel generally receives a federal income tax deduction for compensation paid to any of its named executive officers only if

the compensation is less than $1 million during any fiscal year or is "performance-based" under Section 162(m). To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible on our federal income tax returns.

We adopted Accounting Standards Codification 718 ("ASC 718") effective January 1, 2006. ASC 718 requires companies to estimate the fair value of share-based payment awards on the measurement date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest will be recognized as expense over the requisite service periods in our Consolidated Statements of Operations.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Atmel specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2010 required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

Jack L. Saltich (Chairman)
Charles Carinalli
Papken Der Torossian
David Sugishita

Compensation Practices and Risk

Our Compensation Committee has discussed the concept of risk as it relates to our compensation program, and the Committee does not believe our compensation program encourages excessive or inappropriate risk taking for the following reasons:

- Our use of different types of compensation vehicles provides a balance of long and short-term incentives with fixed and variable components.
- We grant equity based awards with time-based vesting and performance-based vesting, both of which encourage participants to look to long-term appreciation in equity values.
- The metrics used to determine the amount of an executive's bonus under the 2010 Bonus Plan included Company-wide metrics, and for certain employees, business unit-wide metrics, which we believe promote long-term value. In addition, a participant's overall bonus cannot exceed two times the target amount, no matter how much financial performance exceeds the metrics established at the beginning of the year.
- Our Compensation Committee retains discretion to modify or to eliminate incentive bonuses that would otherwise be payable based on actual financial performance under our 2010 Bonus Plan.
- Our system of internal control over financial reporting, standards of business conduct, and whistle-blower program, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under our 2010 Bonus Plan.

The Company's management reviews the primary elements of our compensation program on an annual basis and reviews the other elements from time to time to ensure that compensation levels remain competitive.

Summary Compensation Table

The following table presents information concerning the total compensation of (i) our principal executive officer, (ii) our principal financial officer, and (iii) our three most highly compensated executive officers, other than our principal executive officer and principal financial officer, who were serving as executive officers at the end of fiscal 2010 (our "named executive officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(a)	Option Awards ($)(1)(b)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Steven Laub	2010	742,223	500(5)	16,731,290	—	1,887,500	18,255	19,379,768
President and Chief	2009	686,760	—	4,551,579	1,288,487	790,391	18,823	7,336,040
Executive Officer	2008	762,115	—	11,757,115	3,428,723	860,578	29,075	16,837,606
Stephen Cumming(4)	2010	353,859	500(5)	2,422,690	—	541,406	16,002	3,334,457
Vice President, Finance and	2009	319,871	—	549,358	163,381	193,200	16,346	1,242,156
Chief Financial Officer	2008	172,500	—	1,589,401	670,963	106,438	28,033	2,567,335
Walt Lifsey	2010	499,462	500(5)	2,999,184	—	726,563	13,790	4,239,499
Executive Vice President,	2009	468,365	10,000(6)	1,216,037	341,507	328,125	13,247	2,377,281
and Chief Operating Officer	2008	489,423	—	2,746,085	412,717	365,389	23,041	4,036,655
Tsung-Ching Wu	2010	508,652	1,786(7)	2,999,184	—	692,194	22,451	4,224,267
Executive Vice President,	2009	476,983	—	1,207,910	341,507	310,294	20,762	2,357,456
Office of the President	2008	516,215	—	2,552,838	211,643	348,243	29,574	3,658,513
Rod Erin(8)	2010	349,623	2,668(9)	1,758,956	—	380,625	15,910	2,507,782
Vice President, Aerospace Products	2009	332,471	—	746,880	217,842	180,810	14,849	1,492,852
and RFA and Non-Volatile Memory Segments	2008	339,423	—	2,021,497	158,732	172,309	22,926	2,714,887

(1)(a) Stock awards consist only of restricted stock units. Amounts shown in this column do not reflect compensation actually received by the named executive officer. Instead the dollar value of the awards shown in this column is the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") ASC 718 for the years ended December 31, 2008, 2009 and 2010, but excluding any estimate of future forfeitures related to service-based vesting conditions for performance restricted stock units only. The valuation of these awards is set forth in the Notes to Consolidated Financial Statements in our fiscal 2010 Annual Report on Form 10-K filed with the SEC on March 1, 2011.

(1)(b) Option awards consist only of stock options. Amounts shown in this column do not reflect compensation actually received by the named executive officer. Instead the dollar value of the awards shown in this column is the aggregate grant date fair value computed in accordance with FASB ASC 718 for the years ended December 31, 2008, 2009 and 2010. The assumptions used in the valuation of these awards are set forth in the Notes to Consolidated Financial Statements in our fiscal 2010 Annual Report on Form 10-K filed with the SEC on March 1, 2011.

(2) The amounts under Non-Equity Incentive Plan Compensation reflect bonuses granted pursuant to the executive bonus plans adopted by the Compensation Committee on April 22, 2010 (the "2010 Bonus Plan"), on May 28, 2009 (the "2009 Bonus Plan") and on May 14, 2008 (the "2008 Bonus Plan"). Amounts paid under the 2010 Bonus Plan, 2009 Bonus Plan and 2008 Bonus Plan were paid in fiscal 2011, fiscal 2010 and fiscal 2009, respectively. For amounts paid under the 2008 Bonus Plan, half of the amount was paid as a cash bonus during fiscal 2009 and half was paid in fully-vested restricted stock units issued in fiscal 2009. The amounts paid under the 2010 Bonus Plan and the 2009 Bonus Plan were paid in cash. For more information regarding the 2010 Bonus Plan, see "Grant of Plan-Based Awards in 2010" below.

(3) The value and components of perquisites and other personal benefits for each of the named executive officers for fiscal 2010 are set forth below in the "All Other Compensation for Fiscal Year 2010" table.

(4) Mr. Cumming joined Atmel as Vice President, Finance and Chief Financial Officer in July 2008 at a salary of $345,000 per year.

(5) Represents a Company performance award paid to all employees in November 2010.

(6) Represents a bonus paid in recognition for performance on a corporate project.

(7) Represents $1,286 paid in connection with a patent award and $500 paid in connection with a Company performance award paid to all employees in November 2010.

(8) On March 24, 2011, Mr. Erin announced his intention to retire from the Company in mid-2011 and his resignation as an executive officer of the Company, effective immediately. Mr. Erin expects to remain a non-executive employee of the Company until his retirement.

(9) Represents $2,168 paid in connection with a FAB Operator's Incentive to meet quarterly goals of production and $500 paid in connection with a Company performance award paid to all employees in November 2010.

All Other Compensation for Fiscal Year 2010

Name	Health Insurance ($)	Life Insurance ($)	Short Term Disability Insurance ($)	Long Term Disability Insurance ($)	Company Match 401(k) Contribution ($)	Other ($)(1)	Total ($)
Steven Laub	12,973	1,380	321	459	500	2,622	18,255
Stephen Cumming	12,973	980	321	459	500	769	16,002
Walt Lifsey	8,508	1,380	321	459	500	2,622	13,790
Tsung-Ching Wu	12,973	1,380	321	459	500	6,818	22,451
Rod Erin	8,508	966	321	459	500	5,156	15,910

(1) Premium for excess group term life insurance.

See the section entitled "Base Salary" in the Compensation Discussion and Analysis included in this Proxy Statement for a description of the actions taken by the Compensation Committee with respect to the salary of our Chief Financial Officer for fiscal 2010.

For a description of the Company's process for determining the payment of non-equity incentive compensation to our executive officers, please see the section entitled "Incentive Bonuses" in the Compensation Discussion and Analysis included in this Proxy Statement.

For a description of the Company's practices with respect to perquisites and personal benefits provided to our executive officers, please see the section entitled "Retirement Benefits under the 401(k) Plan, Executive Perquisites and Generally Available Benefit Programs" in the Compensation Discussion and Analysis included in this Proxy Statement.

From time to time, we enter into agreements with our executive officers. For a description of the material terms of employment agreements and severance and change of control arrangements with our named executive officers, please see the section entitled "Potential Payments Upon Termination or Change of Control" included in this Proxy Statement.

Grants of Plan-Based Awards in 2010

The following table presents information concerning each grant of an award made to a named executive officer in fiscal 2010 under any plan.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards:	
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Number of Shares of Stock or Units (#)**	**Grant Date Fair Value of Stock Awards ($)(4)**
Steven Laub	—	0	943,750	1,887,500	—	—
	9/2/2010	—	—	—	900,000(2)	5,177,858
	12/30/2010	—	—	—	1,000,000(3)	11,553,432
Stephen Cumming	—	0	288,750	577,500	—	—
	9/2/2010	—	—	—	150,000(2)	862,976
	12/30/2010	—	—	—	135,000(3)	1,559,713
Walt Lifsey	—	0	375,000	750,000	—	—
	9/2/2010	—	—	—	200,000(2)	1,150,635
	12/30/2010	—	—	—	160,000(3)	1,848,549
Tsung-Ching Wu	—	0	381,900	763,800	—	—
	9/2/2010	—	—	—	200,000(2)	1,150,635
	12/30/2010	—	—	—	160,000(3)	1,848,549
Rod Erin	—	0	210,000	420,000	—	—
	9/2/2010	—	—	—	125,000(2)	719,147
	12/30/2010	—	—	—	90,000(3)	1,039,809

(1) Reflects the minimum, target and maximum payment amounts that named executive officers may receive under the 2010 Bonus Plan, depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Incentive Bonuses" section above. The amounts range from zero (if the minimum level for financial performance and individual goals are not achieved) to a cap based on a certain percentage of the individual's base salary. The actual payout is determined by the Compensation Committee by multiplying (a) the percentage completion of the executive's goals by (b) the sum of the amounts calculated by applying the multipliers of the performance objectives to the performance objectives. Payouts under the 2010 Bonus Plan may be zero depending on Atmel's performance against the Company and business unit performance objectives and the executive's performance against individual performance objectives. Based on the parameters of the 2010 Bonus Plan, payouts are determined by the Compensation Committee. The applicable cap for each of the named executive officers was 200% of the individual's base salary. The actual bonus amounts were determined by the Compensation Committee in February 2011 and are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation

Table." For each named executive officer, the amounts were paid as a cash bonus during fiscal 2011, as follows:

	Fiscal 2010 Bonus Awards ($)
Steven Laub	1,887,500
Stephen Cumming	541,406
Walt Lifsey	726,563
Tsung-Ching Wu	692,194
Rod Erin	380,625

(2) Reflects restricted stock units granted pursuant to the 2005 Stock Plan. Each restricted stock unit represents a contingent right to receive one share of Atmel's common stock. 6.25% vest each quarter such that 100% of the shares will be fully vested on August 15, 2014.

(3) Reflects restricted stock units granted pursuant to the 2005 Stock Plan. Each restricted stock unit represents a contingent right to receive one share of Atmel's common stock. 20% of the total vest on November 15, 2012, 30% of the total vest on November 15, 2013 and 50% of the total vest on November 15, 2014.

(4) Reflects the grant date fair value of each equity award computed in accordance with FASB ASC 718. See footnote (1)(a) to the "Summary Compensation Table" for a description of the assumptions used in the valuation of these awards under FASB ASC 718. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at 2010 Fiscal Year End

The following table presents information concerning unexercised options and stock that had not vested as of the end of fiscal 2010 for each named executive officer.

		Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#)							
Name	Grant Date(1)(2)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
Steven Laub	2/10/06	28,391	—	4.78	2/10/16	—	—	—	—
	8/7/06(6)	1,450,000	—	4.89	8/7/16	—	—	—	—
	1/2/07(7)	307,232	—	6.05	1/2/17	—	—	—	—
	2/15/08(8)	833,333	166,667	3.32	2/15/18	—	—	—	—
	2/15/08	—	—	—	—	125,000(14)	1,540,000	—	—
	8/15/08(9)	35,833	358,333	4.20	8/15/18	—	—	—	—
	8/15/08	—	—	—	—	215,000(15)	2,648,800	—	—
	8/15/08	—	—	—	—	—	—	2,150,000	6,622,000
	9/14/09	—	—	—	—	690,732(16)	8,509,818	—	—
	9/15/09(9)	24,769	408,686	4.43	9/15/19	—	—	—	—
	9/2/2010	—	—	—	—	843,750(16)	10,395,000	—	—
	12/30/2010	—	—	—	—	1,000,000(17)	12,320,000	—	—
Stephen Cumming	7/15/08(6)	71,737	158,333	3.32	7/15/18	—	—	—	—
	8/15/08	—	—	—	—	—	—	357,000	1,099,560
	8/15/08	—	—	—	—	15,000(15)	184,800	—	—
	10/27/08	—	—	—	—	—	—	18,000	55,440
	9/14/09	—	—	—	—	83,165(16)	1,024,593	—	—
	9/15/09(9)	23,556	51,821	4.43	9/15/19	—	—	—	—
	9/2/2010	—	—	—	—	140,625(16)	1,732,500	—	—

		Option Awards				Stock Awards			
Name	Grant Date(1)(2)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
	12/30/2010	—	—	—	—	135,000(17)	1,663,200	—	—
Walt Lifsey	12/15/06(6)	20,833	—	6.28	12/15/16	—	—	—	—
	8/15/07(9)	6,250	25,000	4.74	8/15/17	—	—	—	—
	2/15/08(9)	5,208	36,458	3.32	2/15/18	—	—	—	—
	2/15/08	—	—	—	—	30,000(15)	369,600	—	—
	8/15/08(9)	4,167	41,667	4.20	8/15/18	—	—	—	—
	8/15/08	—	—	—	—	75,000(15)	924,000	—	—
	8/15/08	—	—	—	—	—	—	476,000	1,466,080
	10/27/08	—	—	—	—	—	—	24,000	73,920
	9/14/09	—	—	—	—	173,836(16)	2,141,660	—	—
	9/15/09(9)	17,289	108,320	4.43	9/15/19	—	—	—	—
	9/2/2010	—	—	—	—	187,500(16)	2,310,000	—	—
	12/30/2010	—	—	—	—	160,000(17)	1,971,200	—	—
Tsung-Ching Wu	2/15/02(10)	70,833	—	7.69	2/15/12	—	—	—	—
	11/15/02	100,000	—	2.11	11/15/12	—	—	—	—
	12/19/03(11)	25,000	—	5.75	12/19/13	—	—	—	—
	2/11/05	100,000	—	3.29	2/11/15	—	—	—	—
	9/6/06(9)	300,000	—	5.73	9/6/16	—	—	—	—
	8/15/07(9)	250,000	50,000	4.74	8/15/17	—	—	—	—
	8/15/08(9)	58,333	41,667	4.20	8/15/18	—	—	—	—
	8/15/08	—	—	—	—	75,000(15)	924,000	—	—
	8/15/08	—	—	—	—	—	—	476,000	1,466,080
	10/27/08	—	—	—	—	—	—	24,000	73,920
	9/14/09	—	—	—	—	173,836(16)	2,141,660	—	—
	9/15/09(9)	49,237	108,320	4.43	9/15/19	—	—	—	—
	9/2/2010	—	—	—	—	187,500(16)	2,310,000	—	—
	12/30/2010	—	—	—	—	160,000(17)	1,971,200	—	—
Rod Erin	12/14/01(12)	4,000	—	8.02	12/14/11	—	—	—	—
	12/19/03(13)	—	7,500	5.75	12/31/11	—	—	—	—
	7/15/05	39,211	—	2.66	7/15/15	—	—	—	—
	9/6/06(9)	65,000	—	5.73	9/6/16	—	—	—	—
	8/6/07(9)	2,500	12,500	4.92	8/6/17	—	—	—	—
	8/15/07(9)	62,500	12,500	4.74	8/15/17	—	—	—	—
	5/15/08	—	—	—	—	12,500(15)	154,000	—	—
	8/15/08(9)	43,750	31,250	4.20	8/15/18	—		—	—
	8/15/08	—	—	—	—	—	—	357,000	1,099,560
	8/15/08	—	—	—	—	56,250(15)	693,000	—	—
	10/27/08	—	—	—	—	—	—	18,000	55,440
	9/14/09	—	—	—	—	110,887(16)	1,366,128	—	—
	9/15/09(9)	31,408	69,095	4.43	9/15/19	—	—	—	—
	9/2/2010	—	—	—	—	117,187(16)	1,443,744	—	—
	12/30/2010	—	—	—	—	90,000(17)	1,108,800	—	—

(1) Unless otherwise indicated, all unvested options granted to named executive officers vest and become exercisable over a four-year period as follows: 12.5% six months after the grant date and 2.0833% each month thereafter until fully vested.

(2) In each case, vesting is subject to the named executive officer being a service provider, as defined in the 2005 Stock Plan, on the applicable vesting date.

(3) Market value of unvested restricted stock units based on the last reported sales price of our common stock on the NASDAQ Global Select Market of $12.32 per share on December 31, 2010.

(4) Reflects share amounts that named executive officers may receive under performance restricted stock units granted during fiscal 2008, depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Long-Term Incentive Compensation" section above. The amounts that may be received range from zero (if a minimum level for financial performance is not achieved) to twenty-five percent (25%) of the maximum amount (if a minimum level for financial performance is achieved) to 100% of the maximum amount (if a maximum level for financial performance is achieved), with increasing amounts of performance between the minimum level and maximum level for financial performance resulting in increased shares received. The actual payout, if any, will be determined by the Compensation Committee.

(5) Pursuant to SEC regulations, the payout value reported in this column reflects the market value of the minimum number of shares that would potentially be awarded upon the achievement of performance goals, based on the last reported sales price of our common stock on the NASDAQ Global Select Market of $12.32 per share on December 31, 2010. These amounts do not correspond to the actual value that will be recognized by the named executive officers, if any.

(6) This option vests 25% on the first anniversary of the grant date and then 2.0833% per month thereafter.

(7) This option commenced vesting as to 25% of the shares on August 7, 2007 and the remaining shares vested fully on August 7, 2010.

(8) This option commenced vesting as to 12.5% of the shares on February 15, 2008 and the remaining shares vest monthly thereafter, such that 100% of the shares subject to the option will be fully vested on August 15, 2011.

(9) This option vests 2.0833% per month until fully vested.

(10) This option commenced vesting as to 18% of the shares six months after the grant date and vested fully on December 15, 2004.

(11) This option commenced vesting as to 50% of the shares on June 19, 2004 and vested fully on December 19, 2004.

(12) This option commenced vesting as to 12.5% of the shares on June 30, 2003 and vested fully on December 31, 2006.

(13) This option vested fully on December 19, 2007 and became exercisable on January 1, 2011 (or if earlier, on termination of employment).

(14) These restricted stock units vest 25% on each of August 15, 2008, 2009, 2010 and 2011.

(15) These restricted stock units vest 25% annually over the first four anniversaries of the date of grant.

(16) These restricted stock units vest 6.25% per quarter until fully vested.

(17) These restricted stock units vest 20% on November 15, 2012, 30% on November 15, 2013 and 50% on November 15, 2014.

Option Exercises and Stock Vested at 2010 Fiscal Year End

The following table provides information with respect to option exercises and stock vested during fiscal 2010 for each named executive officer:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(2)
Steven Laub	626,833	3,695,928	727,425	4,532,285
Stephen Cumming	169,930	1,164,703	47,117	332,978
Walt Lifsey	767,365	3,566,564	128,214	820,824
Tsung-Ching Wu	—	—	113,214	750,024
Rod Erin	168,289	1,085,327	82,510	535,182

(1) Market value of underlying shares on date of exercise based on the last reported sales price of our common stock on the NASDAQ Global Select Market on the dates of exercise, minus the exercise price.

(2) Market value of shares on date of vesting based on the last reported sales price of our common stock on the NASDAQ Global Select Market on the dates of vesting, provided that if the date or dates of vesting do not fall on a trading day then the market value of shares is based on the average of the last reported sales price of our common stock on the NASDAQ Global Select Market on the immediately following and preceding trading days.

Potential Payments Upon Termination or Change of Control

2005 Stock Plan

Pursuant to the terms of the 2005 Stock Plan, in the event of a merger of the Company into another corporation or the sale of substantially all of the assets of the Company, each outstanding award shall be assumed, or an equivalent option or right substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares that would not otherwise be vested or exercisable. In addition, all restrictions on restricted stock will lapse, and, all performance goals or other vesting criteria will be deemed achieved at target level, with respect to restricted stock units.

The following table sets forth the estimated benefit to the named executive officers in the event a successor corporation had refused to assume or substitute for the named executive officer's outstanding equity awards, assuming the date of the triggering event was December 31, 2010.

Name	Estimated Benefits ($)(1)
Steven Laub	69,535,818
Stephen Cumming	11,058,957
Walt Lifsey	15,587,062
Tsung-Ching Wu	15,078,840
Rod Erin	10,421,106

(1) Based on the aggregate market value of unvested option grants and restricted stock units and assuming that the triggering event took place on the last business day of fiscal 2010 (December 31, 2010), and the price per share of Atmel's common stock is the closing price on the

NASDAQ Global Select Market as of that date ($12.32). Aggregate market value for options is computed by multiplying (i) the difference between $12.32 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2010. Aggregate market value for restricted stock units is computed by multiplying (i) $12.32 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2010. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Employment Agreement with Steven Laub and Performance Share Award

In connection with Mr. Laub's appointment in August 2006 as President and Chief Executive Officer of the Company, Mr. Laub entered into an employment agreement with the Company dated as of August 6, 2006, as amended on March 13, 2007. On December 30, 2008, Mr. Laub entered into an amended and restated employment agreement with the Company, as amended on June 3, 2009 (the "Employment Agreement"). The Employment Agreement provides for certain payments and benefits to be provided to Mr. Laub (subject to Mr. Laub's compliance with certain covenants, including a covenant not to compete with Atmel for a prescribed period) in the event that he is terminated without "cause" or that he resigns for "good reason," including in connection with a "change of control," as each such term is defined in the Employment Agreement.

If Mr. Laub's employment is terminated by the Company without cause or his employment terminates due to death or disability, or Mr. Laub resigns for good reason, and such termination, death, disability or resignation is not in connection with a change of control, then Mr. Laub will receive: (i) a lump sum payment on the 96th day following termination of employment equal to (A) his base salary for twenty-four (24) months and (B) one hundred percent (100%) of his target annual incentive; (ii) twelve (12) months of accelerated vesting with respect to his outstanding unvested equity awards (other than the award of performance-based restricted stock units granted to Mr. Laub on August 15, 2008, which instead will be subject to the terms of such grant, including without limitation the provisions regarding vesting in connection with certain terminations of employment); and (iii) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to eighteen (18) months, payable when such premiums are due; provided that, to the extent any such payment would be considered "deferred compensation" under Section 409A of the Code, such payment shall be deferred until the date that is six months and a day after termination of employment.

If Mr. Laub's employment is terminated by the Company without cause or his employment terminates due to death or disability, or Mr. Laub resigns for good reason, in each case within three (3) months prior to or eighteen (18) months following a change of control, then Mr. Laub will receive: (i) a lump sum payment on the 96th day following termination of employment equal to (A) his base salary for thirty-six (36) months and (B) three hundred percent (300%) of his target annual incentive; (ii) accelerated vesting with respect to one hundred percent (100%) of his then outstanding unvested equity awards (other than the award of performance-based restricted stock units granted to Mr. Laub on August 15, 2008, which instead will be subject to the terms of such grant, including without limitation the provisions regarding vesting following a change of control); (iii) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to eighteen (18) months, payable when such premiums are due; and (iv) transitional outplacement benefits in accordance with the policies and guidelines of the Company as in effect immediately prior to the change of control; provided that, to the extent any such payment would be considered "deferred compensation" under Section 409A of the Code, such payment shall be deferred until the date that is six months and a day after termination of employment.

Pursuant to the terms of Mr. Laub's performance share award, as amended on May 28, 2009, if Mr. Laub's employment is terminated by the Company without cause or his employment terminates due to

death or disability, or Mr. Laub resigns for good reason, and such termination, death, disability or resignation is not in connection with a change of control, Mr. Laub may receive accelerated vesting of his unvested performance shares as determined in accordance with the terms and conditions of the award. In addition, if a change of control occurs during the performance period, the performance period will be deemed to end immediately prior to the change of control and up to fifty percent (50%) of the maximum number of performance shares subject to the performance share award (or a lesser amount if Mr. Laub had previously vested in more than fifty percent (50%) of such maximum number) will convert to a time-based vesting schedule. Generally, performance shares that have not vested by the time of Mr. Laub's termination of service with the Company will be forfeited. However, if Mr. Laub's employment is terminated by the Company without cause or his employment terminates due to death or disability or Mr. Laub resigns for good reason within three (3) months prior to or eighteen (18) months following a change of control, then all unvested performance shares that were converted to a time-based vesting schedule will fully vest.

The following table provides information concerning the estimated payments and benefits that would have been provided to Mr. Laub in the circumstances described above, assuming a termination date of December 31, 2010.

	Estimated Payments and Benefits(1)	
	Involuntary Termination Other Than For Cause or Voluntary Termination for Good Reason	
Type of Benefit	**Not in Connection with a Change of Control ($)**	**In Connection with a Change of Control ($)**
Salary	1,510,000	2,265,000
Annual Incentive Bonuses	943,750	2,831,250
Employment Agreement Vesting Acceleration(2)	13,149,236	43,047,818
Performance Share Vesting Acceleration(3)	—	13,244,000
Reimbursement for Premiums Paid for Continued Health Benefits(4)	24,812	24,812
Total Termination Benefits:	15,627,798	61,412,880

(1) Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2010 (December 31, 2010), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($12.32). The payments and benefits shown in connection with a change of control are estimated assuming that the executive does not use transitional outplacement benefits; amounts for any such benefits actually paid are not expected to be significant. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such an event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. The Employment Agreement provides that termination benefits will be either delivered in full or to such lesser extent as would result in no portion of such termination benefits being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, whichever of the foregoing amounts, after taking into account all applicable taxes, results in the greatest amount of termination benefits to Mr. Laub on an after-tax basis. Assuming a termination date of December 31, 2010, the Company believes that Mr. Laub would receive the full termination benefits set forth in his Employment Agreement.

(2) Reflects the aggregate market value of unvested option grants and restricted stock units (other than performance-based restricted stock units) that would become vested under the circumstances. Aggregate market value for such stock options is computed by multiplying (i) the difference between $12.32 and the exercise price of the option, by (ii) the number of shares underlying unvested options

at December 31, 2010. Aggregate market value for such restricted stock units is computed by multiplying (i) $12.32 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2010.

(3) Reflects the aggregate market value of performance-based restricted stock units that would become vested under the circumstances. Aggregate market value for performance-based restricted stock units is computed by multiplying (i) $12.32 by (ii) the number of shares underlying such restricted stock units at December 31, 2010. Pursuant to the terms of Mr. Laub's performance share award, Mr. Laub would not have received accelerated vesting of any performance shares on December 31, 2010 if, on such date, his employment had been terminated by the Company without cause or had been due to death or disability, or he had resigned for good reason, and such termination, death, disability or resignation was not in connection with a change of control.

(4) Assumes continued coverage of health coverage benefits at the same level of coverage provided for fiscal 2010.

Change of Control Severance Plan/Performance Share Award Agreements

The Compensation Committee of the Board has adopted a change of control and severance plan (the "COC Plan") in which the Company's executive officers (other than the Company's Chief Executive Officer) are eligible to participate, provided that each individual executes a participation agreement, waives his or her right to any severance provided under any other agreement or plan, and agrees to an amendment to any existing employment or other agreement pursuant to which such individual is entitled to severance benefits.

In accordance with the COC Plan, the named executive officers other than Mr. Laub (each, an "Eligible Participant") will be entitled to receive the following severance benefits, contingent on such individual signing and not revoking a separation agreement and release of claims in favor of the Company and not soliciting any employee of the Company for a period of twelve (12) months:

- In the event of a termination of employment without cause or due to death or disability that does not occur within a "change of control determination period," an Eligible Participant will be entitled to receive:
  - A lump sum payment in cash equal to one hundred percent (100%) of the employee's annual base salary, as in effect at the time of termination;
  - A lump sum payment in cash equal to the employee's target incentive compensation for the year of termination, pro-rated to the date of termination; and
  - Twelve (12) months Company-paid COBRA coverage.
- In the event of a termination of employment without cause, a resignation for good reason or a termination of employment due to death or disability, in each case within a "change of control determination period," an Eligible Participant will be entitled to receive:
  - A lump sum payment in cash equal to one hundred percent (100%) of the employee's annual base salary, as in effect at the time of termination;
  - A lump sum payment in cash equal to one hundred percent (100%) of the employee's target incentive compensation for the year of termination;
  - A lump sum payment in cash equal to the employee's target incentive compensation for the year of termination, pro-rated to the date of termination;
  - One hundred percent (100%) vesting acceleration of unvested equity awards outstanding on the later of the date of termination or the change of control, other than performance-based restricted stock unit awards or other awards that vest based on achievement of performance goals;

- Twelve (12) months Company-paid COBRA coverage; and
- Transitional outplacement benefits in accordance with the policies and guidelines of the Company as in effect immediately prior to the change of control.

Under the COC Plan, "change of control determination period" means the time period beginning three (3) months before a change of control (as defined in the COC Plan) and ending 18 months following a change of control.

In fiscal 2008, the Compensation Committee of the Board approved the issuance of performance shares to the Company's executive officers. If a change of control occurs during the performance period, the performance period will be deemed to end immediately prior to the change of control and the vesting of the performance shares subject to the performance share awards will convert to a time-based vesting schedule. The number of performance shares in which the executive officer will be entitled to vest in accordance with the time-based vesting schedule will equal up to fifty percent (50%) of the maximum number of performance shares subject to the performance share award, or a lesser amount if the executive officer had previously vested in more than fifty percent (50%) of such maximum number of performance shares. Generally, performance shares that have not vested by the time of an executive officer's termination of service with the Company will be forfeited. However, if the executive's employment is terminated by the Company without cause or is due to death or disability or the executive resigns for good reason within three (3) months prior to or 18 months following a change of control, then all unvested performance shares that were converted to a time-based vesting schedule will fully vest.

The following table provides information concerning the estimated payments and benefits that would have been provided to the following named executive officers in the circumstances described above, assuming a termination date of December 31, 2010.

		Estimated Payments and Benefits(1)		
		Involuntary Termination Other Than For Cause		**Voluntary Termination for Good Reason**
Name	**Type of Benefit**	**Not in Connection With a Change of Control ($)**	**In Connection With a Change of Control ($)**	**In Connection With a Change of Control ($)**
Stephen Cumming	Salary	385,000	385,000	385,000
	Annual Incentive Bonus	288,750	577,500	577,500
	COC Plan Vesting Acceleration(2)	—	6,438,957	6,438,957
	Performance Share Vesting Acceleration(3)	—	2,310,000	2,310,000
	Continued Coverage of Employee Benefits(4)	16,541	16,541	16,541
	Total Termination Benefits:	690,291	9,727,998	9,727,998
Walter Lifsey	Salary	500,000	500,000	500,000
	Annual Incentive Bonus	375,000	750,000	750,000
	COC Plan Vesting Acceleration(2)	—	9,427,062	9,427,062
	Performance Share Vesting Acceleration(3)	—	3,080,000	3,080,000
	Continued Coverage of Employee Benefits(4)	10,848	10,848	10,848
	Total Termination Benefits:	885,848	13,767,910	13,767,910
Tsung-Ching Wu	Salary	509,200	509,200	509,200
	Annual Incentive Bonus	381,900	763,800	763,800
	COC Plan Vesting Acceleration(2)	—	8,918,840	8,918,840
	Performance Share Vesting Acceleration(3)	—	3,080,000	3,080,000
	Continued Coverage of Employee Benefits(4)	16,541	16,541	16,541
	Total Termination Benefits:	907,641	13,288,381	13,288,381

Name	Type of Benefit	Estimated Payments and Benefits(1)		
		Involuntary Termination Other Than For Cause		Voluntary Termination for Good Reason
		Not in Connection With a Change of Control ($)	In Connection With a Change of Control ($)	In Connection With a Change of Control ($)
Rod Erin	Salary	350,000	350,000	350,000
	Annual Incentive Bonus	210,000	420,000	420,000
	COC Plan Vesting Acceleration(2)	—	5,801,106	5,801,106
	Performance Share Vesting Acceleration(3)	—	2,310,000	2,310,000
	Continued Coverage of Employee Benefits(4)	10,848	10,848	10,848
	Total Termination Benefits:	570,848	8,891,954	8,891,954

(1) Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2010 (December 31, 2010), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($12.32). The payments and benefits shown in connection with a change of control are estimated assuming that the executive does not use transitional outplacement benefits; amounts for any such benefits actually paid are not expected to be significant. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. The COC Plan provides that termination benefits will be either delivered in full or to such lesser extent as would result in no portion of such termination benefits being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, whichever of the foregoing amounts, after taking into account all applicable taxes, results in the greatest amount of termination benefits to the executive on an after-tax basis.

(2) Reflects the aggregate market value of unvested option grants and restricted stock units (other than performance-based restricted stock units) that would become vested under the circumstances. Aggregate market value for such stock options is computed by multiplying (i) the difference between $12.32 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2010. Aggregate market value for such restricted stock units is computed by multiplying (i) $12.32 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2010.

(3) Reflects the aggregate market value of performance-based restricted stock units that would become vested under the circumstances. Aggregate market value for performance-based restricted stock units is computed by multiplying (i) $12.32 by (ii) the number of shares underlying such restricted stock units at December 31, 2010.

(4) Assumes continued coverage of health coverage benefits at the same level of coverage provided for fiscal 2010.

Compensation of Directors

The following table provides information concerning the compensation paid by us to each of our non-employee directors for fiscal 2010. Mr. Laub and Mr. Wu, who are our employees, do not receive additional compensation for their services as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Option Awards ($)(1)(2)(3)	Total ($)
Charles Carinalli	91,000	129,018	40,531	260,549
Papken Der Torossian	77,000	129,018	40,531	246,549
Dr. Edward Ross	65,500	129,018	40,531	235,049
Jack L. Saltich	101,000	129,018	40,531	270,549
David Sugishita	143,000	129,018	40,531	312,549

(1) Amounts shown do not reflect compensation actually received by the director. Instead the dollar value of these awards is the aggregate grant date fair value computed in accordance with FASB ASC 718. See footnotes (1)(a) and (1)(b) to the "Summary Compensation Table" for a description of the assumptions used in the valuation of these awards.

(2) In fiscal 2010, Messrs. Carinalli, Der Torossian, Saltich and Sugishita and Dr. Ross each received the following option to purchase shares of our common stock, which vests and becomes exercisable over one year:

Grant Date	Number of Shares	Exercise Price Per Share ($)	Grant Date Fair Value ($)
6/15/2010	16,500	5.20	40,531

In fiscal 2010, Messrs. Carinalli, Der Torossian, Saltich and Sugishita and Dr. Ross each received the following restricted stock unit award, which vests annually over three years:

Grant Date	Number of Shares	Grant Date Fair Value ($)
5/19/2010	26,000	129,018

(3) As of December 31, 2010, the aggregate number of shares underlying options and restricted stock units outstanding for each of our non-employee directors was as follows:

Name	Aggregate Number of Shares Underlying Options	Aggregate Number of Shares Underlying RSUs
Charles Carinalli	79,000	44,333
Papken Der Torossian	111,500	42,174
Dr. Edward Ross	79,000	44,333
Jack L. Saltich	66,500	42,174
David Sugishita	9,625	38,499

Standard Director Compensation Arrangements

Cash Compensation

During fiscal 2010, each non-employee director received a cash retainer of $50,000 per year, paid in installments, for service on the Board and its committees. The Non-executive chairman of the Board received a cash retainer of $25,000 per year. In addition, each non-employee director received $1,000 for

each Board meeting attended, and $1,000 for each committee meeting attended for each committee on which the non-employee director served. Also, non-employee directors who serve as committee chairs received an annual retainer for such service in the amount of $17,500 for the chair of the Audit Committee and $10,000 for the chair of other Board committees. Non-employee directors are reimbursed for their expenses in connection with their attendance at Board and committee meetings and their out-of-pocket business expenses associated with service on the Board and its committees.

In February 2011, our Board, in consultation with Compensia and in light of a market review of Board of Director pay practices, adopted changes to its director compensation practices. Our Board determined to increase the annual cash retainer for our Non-executive chairman of the Board to $60,000 per year. It also determined it appropriate to increase the annual retainer for the chair of the Compensation Committee to $15,000.

Equity Compensation

In 2010, equity compensation for our directors was as follows: upon joining the Board, non-employee directors would receive (i) a nonstatutory stock option for the purchase of 24,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date, which would vest and become exercisable as to 12.5% of the shares on the 6 month anniversary of the pricing date and as to 1/48 each month thereafter until the 4th anniversary of the pricing date and (ii) 37,000 restricted stock units that would vest annually over 4 years from the effective date. Also, each year upon their re-election as directors of the Company at our annual meeting of stockholders and pursuant to Atmel's equity compensation granting policy, non-employee directors were to be awarded (i) a nonstatutory stock option for the purchase of 16,500 shares of our common stock which would vest and become exercisable monthly over one year from the pricing date and (ii) 26,000 restricted stock units that would vest annually over 3 years from the effective date.

In February 2011, our Board, in consultation with Compensia, also adopted changes to its director equity compensation program. Our Board determined that it would be more appropriate to enact a "target value" for initial and annual director equity grants. The target value for "initial" grants to a new director was set at $280,000, payable entirely in restricted stock units, with no change in the existing vesting schedule for new directors as described in the preceding paragraph. The target value for "annual" grants to our directors was set at $180,000, payable entirely in restricted stock units (based on a 30-day trailing average from the date of grant), with a cliff vest after one year. In addition, our Board enacted mandatory stock ownership guidelines for directors. Those guidelines require each director to hold equity in the Company equal to three (3) times the annual cash retainer received by that director; that target equity threshold may be reached by a director within three (3) years, and will continue to roll forward to reflect any increases in the annual cash retainer paid to directors.

All outstanding, unvested equity awards (e.g., options and restricted stock units) held by non-employee members of the Board vest 100% upon a change of control of the Company.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options, warrants and rights granted to employees and directors, as well as the number of securities remaining available for future issuance, under Atmel's equity compensation plans as of December 31, 2010 (share amounts in thousands).

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (#)
Equity compensation plans approved by security holders	41,910(1)(2)	4.35(3)	39,186(4)
Equity compensation plans not approved by security holders	—	—	—
Total	41,910	4.35	39,186

(1) Includes options to purchase shares outstanding under the 2005 Stock Plan.

(2) Includes 29,250 restricted stock units granted under our 2005 Stock Plan that had not vested as of such date.

(3) This weighted-average exercise price does not include outstanding restricted stock units.

(4) Consists of 11,463 shares available for future issuance under our 2005 Stock Plan (for options, restricted stock units and performance-based restricted stock units), 2,723 shares available for future issuance under our 1991 Employee Stock Purchase Plan and 25,000 shares available for future issuance under our 2010 Employee Stock Purchase Plan. Pursuant to our 2005 Stock Plan, each share subject to restricted stock, restricted stock units (including performance shares) and stock purchase rights granted on or after May 14, 2008 is counted as one-and-78/100 (1.78) shares against the shares available for grant under the 2005 Stock Plan (that ratio will change if the proposed amendment and restatement of our 2005 Stock Plan, as recommended by our Board, is approved at our annual meeting).

SECURITY OWNERSHIP

The following table sets forth certain information with respect to beneficial ownership of our common stock as of March 15, 2011 by (i) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the executive officers named in the Summary Compensation Table, (iii) each director and nominee for director, and (iv) all directors, nominees for director and executive officers as a group. The information on beneficial ownership in the table and the footnotes hereto is based upon our records and the most recent Schedule 13D or 13G filed by each such person or entity and information supplied to us by such person or entity. Except as otherwise indicated (or except as contained in a referenced filing), each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable, and can be reached by contacting our principal executive offices.

Beneficial Owner(1)	Common Stock Beneficially Owned(2)	Approximate Percent Beneficially Owned(2)
Janus Capital Management LLC(3)	47,816,543	10.5%
Blackrock, Inc.(4)	35,538,988	7.8%
The Guardian Life Insurance Company of America(5)	30,832,706	6.7%
FMR LLC(6)	23,492,785	5.1%
Steven Laub(7)	2,167,604	*
Stephen Cumming(8)	92,711	*
Tsung-Ching Wu(9)	8,753,911	1.9%
Walt Lifsey(10)	59,378	*
Rod Erin(11)	471,370	*
David Sugishita(12)	6,875	*
Charles Carinalli(13)	127,084	*
Dr. Edward Ross(14)	75,417	*
Papken Der Torossian(15)	160,151	*
Jack L. Saltich(16)	72,625	*
All directors and executive officers as a group (12 persons)(17)	12,248,523	2.7%

* Less than one percent of the outstanding common stock

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131.

(2) Based on 457,368,002 shares outstanding on March 15, 2011. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Atmel's common stock subject to options and restricted stock units held by that person that will be exercisable/vested within 60 days after March 15, 2011, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 46,333,043 shares as to which Janus Capital Management LLC and its affiliates have sole voting and dispositive power and 1,483,500 shares as to which Janus Capital Management LLC and its affiliates have shared voting and dispositive power. Based on a Schedule 13G, Amendment No. 2 filed with the SEC on February 14, 2011. The address of Janus Capital Management LLC is 151 Detroit Street, Denver, Colorado 80206.

(4) Includes 35,538,988 shares as to which Blackrock, Inc. and its affiliates have sole voting and dispositive power. Based on a Schedule 13G filed with the SEC on February 2, 2011. The address of Blackrock, Inc. is 40 East 52nd Street, New York, New York 10022.

(5) Includes 30,832,706 shares as to which The Guardian Life Insurance Company of America and its affiliates have shared voting and dispositive power. Based on a Schedule 13G filed with the SEC on

February 9, 2011. The address of Guardian Life Insurance Company of America is 201 Park Avenue South, Area 9C, New York, New York 10003.

(6) Includes 1,749,751 shares as to which FMR LLC has sole voting power and 23,492,785 shares as to which FMR LLC has sole dispositive power. Based on a Schedule 13G, Amendment No. 8 filed with the SEC on February 14, 2011. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(7) Includes 920,895 shares owned directly. Also includes 1,246,709 shares issuable under stock options exercisable within 60 days after March 15, 2011.

(8) Includes 10,722 shares owned directly. Also includes 81,989 shares issuable under stock options exercisable within 60 days after March 15, 2011.

(9) Includes 951,972 shares owned directly, 6,644,902 shares held in trust, of which Mr. Wu and his wife are the trustees, and 257,170 shares held in trust for Mr. Wu's children, of which Mr. Wu and his wife are the trustees. Also includes 899,867 shares issuable under stock options exercisable within 60 days after March 15, 2011.

(10) Includes 26,091 shares owned directly. Also includes 33,287 shares issuable under stock options exercisable within 60 days after March 15, 2011.

(11) Includes 261,381 shares owned directly. Also includes 209,989 shares issuable under stock options exercisable within 60 days after March 15, 2011.

(12) Includes 6,875 shares issuable under stock options exercisable within 60 days after March 15, 2011.

(13) Includes 59,167 shares held in trust, of which Mr. Carinalli and his wife are the trustees. Also includes 67,917 shares issuable under stock options exercisable within 60 days after March 15, 2011.

(14) Includes 14,167 shares owned directly. Also includes 61,250 shares issuable under stock options exercisable within 60 days after March 15, 2011.

(15) Includes 48,526 shares held in trust, of which Mr. Der Torossian and his wife are the trustees, and 6,000 shares held by Mr. Der Torossian's IRA. Also includes 105,625 shares issuable under stock options exercisable within 60 days after March 15, 2011.

(16) Includes 12,000 shares held in trust, of which Mr. Saltich and his wife are the trustees. Also includes 60,625 shares issuable under stock options exercisable within 60 days after March 15, 2011.

(17) Includes 2,791,279 shares issuable under stock options exercisable within 60 days after March 15, 2011.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with the charter for the Audit Committee, our Audit Committee reviews and approves in advance in writing any proposed related person transactions. The most significant related person transactions, as determined by the Audit Committee, must be reviewed and approved in writing in advance by our Board. Any related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

The related party transactions that our Audit Committee reviewed since the beginning of fiscal 2010 were neither reportable nor significant.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such officers, directors and 10% stockholders are also required by the SEC rules to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of such forms received, or written representations from certain reporting persons that no filings were required for such persons, we believe that, during the year ended December 31, 2010, all Section 16(a) filing requirements applicable to our executive officers and directors were complied with.

REPORT OF THE AUDIT COMMITTEE

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Atmel specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of our independent registered public accounting firm, and Atmel's internal accounting and financial controls. This purpose is more fully described in the charter of the Audit Committee which can be accessed on our website at www.atmel.com/ir/governance.asp.

Our Audit Committee has (1) reviewed and discussed the audited financial statements with management and with PricewaterhouseCoopers LLP, our independent registered public accounting firm, (2) discussed with management and with PricewaterhouseCoopers LLP the evaluation of Atmel's internal controls and the audit of the effectiveness of Atmel's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, (3) discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, and as adopted by the Public Company Accounting Oversight Board, and (4) received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP their independence.

Based on the review and discussions referred to in this report, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2010 and filed with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

David Sugishita (Chairman)
Charles Carinalli
Jack L. Saltich

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: April 6, 2011
San Jose, California

Appendix A

ATMEL CORPORATION

2005 STOCK PLAN

(AS AMENDED AND RESTATED MAY 18, 2011)

1. Background. The Plan permits the grant of Nonstatutory Stock Options, Incentive Stock Options, Stock Purchase Rights, Stock Appreciation Rights, and Restricted Stock Units.

2. Purposes of the Plan. The purposes of this 2005 Stock Plan are:

– to attract and retain the best available personnel for positions of substantial responsibility,

– to provide additional incentive to Employees, Directors and Consultants, and

– to promote the success of the Company's business.

3. Definitions. As used herein, the following definitions shall apply:

(a) "Administrator" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 5 of the Plan.

(b) "Affiliate" means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

(c) "Applicable Laws" means the requirements relating to the administration of equity-based compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and any other applicable laws of any jurisdiction in which Awards are, or will be, granted under the Plan.

(d) "Award" means, individually or collectively, a grant under the Plan of Options, Stock Purchase Rights, Stock Appreciation Rights, and Restricted Stock Units.

(e) "Award Agreement" means the written agreement (including in electronic form) setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan and may be amended, from time to time, by the Administrator subject to the terms of this Plan.

(f) "Board" means the Board of Directors of the Company.

(g) "Cash Flow" means cash generated from operating activities.

(h) "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(i) "Committee" means a committee of Directors appointed by the Board in accordance with Section 5 of the Plan.

(j) "Common Stock" means the common stock of the Company.

(k) "Company" means Atmel Corporation, a Delaware corporation, and any successor thereto.

(l) "Consultant" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(m) "Determination Date" means the latest possible date that will not jeopardize the qualification of an Award granted under the Plan as "performance-based compensation" under Section 162(m) of the Code.

(n) "Director" means a member of the Board, either as an Employee or an Outside Director.

(o) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(p) "Earnings Per Share" means Net Income, divided by a weighted average number of common shares outstanding and dilutive common equivalent shares deemed outstanding.

(q) "Employee" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(r) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(s) "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

(t) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable, or, if the day of determination is not a trading day, the average of the closing sales prices (or the closing bids, if no sales were reported) on the immediately following and preceding trading dates, in either case as reported by The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(u) "Fiscal Year" means the fiscal year of the Company.

(v) "Grant Date" means, with respect to an Award, the date that the Award was granted.

(w) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) "Margin" means the Company's or a business unit's gross or operating margin.

(y) "Market Share" means sales generated by particular segments or products of the Company relative to the total market sales of such segments or products.

(z) "Net Income" means Revenue minus expenses.

(aa) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(bb) "Notice of Grant" means a written or electronic notice evidencing certain terms and conditions of an individual Award grant. The Notice of Grant is part of the Award Agreement.

(cc) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(dd) "Operating Profit" means the Company's or a business unit's profits from operations.

(ee) "Option" means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(ff) "Option Exchange Program" means a program whereby outstanding Options are surrendered or cancelled in exchange for the right to receive options of the same type, of a different type and/or cash pursuant to such terms as the Administrator may determine.

(gg) "Optioned Stock" means the Common Stock subject to an Award.

(hh) "Optionee" means the holder of an outstanding Option or Stock Purchase Right granted under the Plan.

(ii) "Outside Director" means a Director who is not an Employee.

(jj) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(kk) "Participant" means the holder of an outstanding Award, which shall include an Optionee.

(ll) "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award for a Performance Period. As determined by the Administrator, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Cash Flow, (b) Earnings Per Share, (c) Margin, (d) Market Share, (e) Net Income, (f) Operating Profit, (g) Product Development, (h) Product Unit Sales, (i) Revenue, and (j) Total Stockholder Return. The Performance Goals may differ from Participant to Participant and from Award to Award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, the passage of time, performance at other companies and/or versus other Performance Goal(s) or financial metric(s)), (iii) in dollar or percentage terms, (iv) on a per share and/or per capita basis or against the Company's outstanding shares, (v) against the performance of the Company as a whole or against particular segments or products of the Company and/or other companies, (vi) in accordance with generally accepted accounting principles ("GAAP") or on a non-GAAP basis, and/or (vii) on a pre-tax or after-tax basis. Prior to the Determination Date, the Administrator shall determine whether any element(s) (for example, but not by way of limitation, the effect of mergers or acquisitions or restructurings) shall be included in or excluded from the calculation of any Performance Goal with respect to any Participants (whether or not such determinations result in any Performance Goal being measured on a basis other than GAAP.

(mm) "Performance Period" means any Fiscal Year or such other period longer or shorter than a Fiscal Year but, in any case, not shorter than a fiscal quarter or longer than six (6) Fiscal Years, as determined by the Administrator in its sole discretion.

(nn) "Plan" means this 2005 Stock Plan, as amended.

(oo) "Product Development" means the objective and measurable goals approved by the Administrator for the creation or manufacture of products, which goals may include (but not by way of limitation) conformance to design specifications or requirements not to exceed specified defect levels.

(pp) "Product Unit Sales" means the number of product units sold to third parties.

(qq) "Restricted Stock" means shares of Common Stock acquired pursuant to a grant of Stock Purchase Rights under Section 12 of the Plan.

(rr "Restricted Stock Purchase Agreement" means a written agreement between the Company and the Optionee evidencing the terms and restrictions applying to stock purchased under a Stock Purchase Right. The Restricted Stock Purchase Agreement is subject to the terms and conditions of the Plan and the Notice of Grant.

(ss) "Restricted Stock Unit" means an Award granted to a Participant pursuant to Section 14.

(tt) "Retirement" means, in the case of an Employee or Director: (a) a Termination of Service occurring on or after age sixty-five (65), or (b) a Termination of Service occurring on or after age sixty (60) with at least ten (10) years of service. With respect to a Consultant, no Termination of Service shall be deemed to be on account of "Retirement."

(uu) "Revenue" means net sales generated from third parties.

(vv) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(ww) "Section 16(b)" means Section 16(b) of the Exchange Act.

(xx) "Section 409A" means Section 409A of the Code and any proposed, temporary or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

(yy) "Service Provider" means an Employee, Director or Consultant.

(zz) "Share" means a share of the Common Stock, as adjusted in accordance with Section 16 of the Plan.

(aaa) "Stock Appreciation Right" or "SAR" means an Award, granted alone or in connection with a related Option (either affiliated or tandem) that pursuant to Section 13 is designated as a SAR.

(bbb) "Stock Purchase Right" means the right to purchase Common Stock pursuant to Section 12 of the Plan, as evidenced by a Notice of Grant.

(ccc) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

(ddd) "Tax Obligations" means tax and social insurance liability obligations and requirements in connection with the Awards, including, without limitation, (a) all federal, state, and local taxes (including the Participant's FICA obligation) that are required to be withheld by the Company or the employing Subsidiary, (b) the Participant's and, to the extent required by the Company (or the employing Subsidiary), the Company's (or the employing Subsidiary's) fringe benefit tax liability, if any, associated with the grant, vesting, or sale of Shares, and (c) any other Company (or employing Subsidiary) taxes the responsibility for which the Participant has agreed to bear with respect to such Award (or exercise thereof or issuance of Shares thereunder).

(eee) "Termination of Service" means (a) in the case of an Employee, a cessation of the employee-employer relationship between the Employee and the Company or an Affiliate for any

reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, Retirement, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous re-employment or engagement as a consultant by the Company or an Affiliate; (b) in the case of a Consultant, a cessation of the service relationship between the Consultant and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous employment as an Employee or re-engagement of the Consultant by the Company or an Affiliate; and (c) in the case of a Director, a cessation of the Director's service on the Board for any reason, including, but not by way of limitation, a termination by resignation, death, Disability, Retirement or non-reelection to the Board, but excluding any such termination where there is a simultaneous employment as an Employee or engagement as a Consultant by the Company or an Affiliate.

(fff) "Total Stockholder Return" means the total return (change in share price plus reinvestment of any dividends) of a Share, or stockholder return relative to a recognized industry index, including, for example, the Philadelphia Semiconductor Index.

4. Stock Subject to the Plan.

(a) Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be optioned and sold under the Plan is 133,000,000 Shares.[1] The Shares may be authorized, but unissued, or reacquired Common Stock.

If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock or Restricted Stock Units, is forfeited to the Company or repurchased by the Company, the unpurchased Shares (or for Awards other than Options and Stock Appreciation Rights, the forfeited or repurchased Shares) that were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). Upon exercise of a Stock Appreciation Right settled in Shares, the gross number of Shares covered by the portion of the Award so exercised will cease to be available under the Plan. Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if unvested Shares of Restricted Stock or Restricted Stock Units are repurchased by the Company or are forfeited to the Company, such Shares will become available for future grant under the Plan. Shares used to pay the exercise or purchase price of an Award and/or to satisfy the tax withholding obligations related to an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not reduce the number of Shares available for issuance under the Plan. Notwithstanding the foregoing provisions of this Section 4(a), subject to adjustment provided in Section 16, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in this Section 4(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan under this paragraph.

(b) Full Value Awards. Any Shares subject to Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 14, 2008 but prior to May 18, 2011 will be counted against the numerical limits of this Section 4 as one and 78/100 (1.78) Shares for every one (1) Share subject thereto. Further, if Shares acquired pursuant to any Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 14, 2008 but prior to May 18, 2011 are forfeited or repurchased by the Company and would otherwise return to the Plan pursuant to this Section 4, one and 78/100 (1.78) times the number of Shares so forfeited or repurchased will return to the Plan and will again become available for issuance.

1 Includes 58,000,000 Shares approved by the Company's stockholders on May 14, 2008 and 19,000,000 Shares approved by the Company's stockholders on May 18, 2011.

Any Shares subject to Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 18, 2011 will be counted against the numerical limits of this Section 4 as one and 61/100 (1.61) Shares for every one (1) Share subject thereto. Further, if Shares acquired pursuant to any Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 18, 2011 are forfeited or repurchased by the Company and would otherwise return to the Plan pursuant to this Section 4, one and 61/100 (1.61) times the number of Shares so forfeited or repurchased will return to the Plan and will again become available for issuance.

5. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. The Plan may be administered by different Committees with respect to different groups of Service Providers.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code. For purposes of qualifying grants of Awards as "performance-based compensation" under Section 162(m) of the Code, the Committee, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Committee on or before the latest date permissible to enable the Awards to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Awards that are intended to qualify under Section 162(m) of the Code, the Committee shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Awards under Section 162(m) of the Code (e.g., in determining the Performance Goals).

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(viii) to determine the form and manner in which Participants may designate beneficiaries of Awards in the event of the Participant's death, including determining the Participants or classes of Participants who may designate beneficiaries with respect to any Award or type of Award;

(ix) to modify or amend each Award (subject to Section 18(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options longer than is otherwise provided for in the Plan;

(x) to allow Optionees to satisfy Tax Obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Award that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by an Optionee to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator; and

(xii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Additional Power of Administrator Requiring Stockholder Approval. The Administrator shall have authority to take the following actions, but only if not otherwise prohibited by the provisions of the Plan and only if approval by the Company's stockholders is obtained:

(i) reduce the exercise price of any Award to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Award shall have declined since the date the Award was granted; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval;

(ii) institute an Option Exchange Program to allow for the cancellation of an outstanding Option followed by its immediate replacement with a new Option with a lower exercise price, or with a different type of Award, cash or a combination thereof; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval; and

(iii) institute any other program that would constitute a revaluation or repricing of Options; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval.

(d) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations shall be final and binding on all Optionees and any other holders of Options or Stock Purchase Rights.

6. Eligibility. Nonstatutory Stock Options, Stock Purchase Rights, Stock Appreciation Rights and Restricted Stock Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

7. Limitations.

(a) Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 7(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b) Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company, nor shall they interfere in any way with the Participant's right or the Company's right to terminate such relationship at any time, with or without cause.

(c) The following limitations shall apply to grants of Options, Stock Purchase Rights, Stock Appreciation Rights and Restricted Stock Units:

(i) No Service Provider shall be granted, in any fiscal year of the Company, Options, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units to purchase more than 5,000,000 Shares.

(ii) In connection with his or her initial service, a Service Provider may be granted Options, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units to purchase up to an additional 5,000,000 Shares which shall not count against the limit set forth in subsection (i) above.

(iii) The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 16.

(iv) If an Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Unit is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 16), the cancelled Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units will be counted against the limits set forth in subsections (i) and (ii) above. For this purpose, if the exercise price of an Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Unit is reduced, the transaction will be treated as a cancellation of the Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units and the grant of a new Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units.

8. Term of Plan. Subject to Section 22 of the Plan, the Plan shall become effective upon adoption by the Board and obtaining stockholder approval. The Plan amends and restates the previous 1996 Stock Plan. It shall continue in effect until March 25, 2021 unless terminated earlier under Section 18 of the Plan.

9. Term of Option. The term of each Option shall be stated in the Award Agreement; however, the term of an Option granted on or after April 9, 2008 shall be no longer than ten (10) years from the Grant Date or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the Grant Date or such shorter term as may be provided in the Award Agreement.

10. Option Exercise Price and Consideration.

(a) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

(i) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the Grant Date.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date.

(ii) In the case of a Nonstatutory Stock Option granted on or after April 9, 2008, except as may be required by law to ensure favorable tax treatment in a non-U.S. jurisdiction, the per Share exercise price shall be no less than 100% of the Fair Market Value per share on the Grant Date . In the case of a Nonstatutory Stock Option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the Grant Date pursuant to a merger or other corporate transaction.

(b) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions which must be satisfied before the Option may be exercised.

(c) Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of:

(i) cash;

(ii) check;

(iii) other Shares, which in the case of Shares acquired directly or indirectly from the Company, (A) have been vested and owned by the Optionee for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(v) a reduction in the amount of any Company liability to the Optionee, including any liability attributable to the Optionee's participation in any Company-sponsored deferred compensation program or arrangement;

(vi) any combination of the foregoing methods of payment; or

(vii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

11. Exercise of Option.

(a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Except for options granted prior to October 11, 1996, or unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, other than upon the Optionee's death or Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c) Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d) Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised following the Optionee's death within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of death (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a

form and manner acceptable to the Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Optionee in a form and manner acceptable to the Administrator, then such Option may be exercised by the personal representative of the Optionee's estate or in the event no administration of the Optionee's estate is required, then by the successor-in-interest to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution, as the case may be. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's death. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

12. Stock Purchase Rights.

(a) Rights to Purchase. Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing or electronically, by means of a Notice of Grant, of the terms, conditions and restrictions related to the offer, including the number of Shares that the offeree shall be entitled to purchase, the price to be paid, and the time within which the offeree must accept such offer. The offer shall be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Administrator.

(b) Number of Shares. The Administrator shall have complete discretion to determine the number of Stock Purchase Rights granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted Stock Purchase Rights covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(c) Repurchase Option. Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or Disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

(d) Other Provisions. The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion.

(e) Rights as a Shareholder. Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a shareholder, and shall be a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 16 of the Plan.

(f) Death of Participant.

(i) Exercise of Stock Purchase Right. If a Participant dies while a Service Provider, the Stock Purchase Right may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent the Stock Purchase Right is vested on the date of death (but in no event later than the expiration date set forth in the Award Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form and manner acceptable to the Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Participant in a form

and manner acceptable to the Administrator, then such Stock Purchase Right may be exercised by the personal representative of the Participant's estate or in the event no administration of the Participant's estate is required, then by the successor-in-interest to whom the Stock Purchase Right is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution, as the case may be. If, at the time of death, the Participant is not vested as to his or her entire Stock Purchase Right, the Shares covered by the unvested portion of the Stock Purchase Right shall immediately revert to the Plan. If the Stock Purchase Right is not so exercised within the time as specified in the Award Agreement, the Stock Purchase Right shall terminate, and the Shares covered by such Stock Purchase Right shall revert to the Plan.

(ii) Release from Escrow. If a Participant dies while a Service Provider, any Shares subject to a Stock Purchase Right (A) that have been released from the Company's repurchase option or for which the Company's repurchase option expires or has expired unexercised, and (B) that are not yet released from escrow, shall be issued, and certificates evidencing such released Shares shall be delivered, to the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form and manner acceptable to the Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Participant in a form and manner acceptable to the Administrator, then such Shares shall be transferred to the personal representative of the Participant's estate or in the event no administration of the Participant's estate is required, then to the successor-in-interest pursuant to the Participant's will or in accordance with the laws of descent and distribution, as the case may be.

13. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Employees and Consultants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator may grant affiliated SARs, freestanding SARs, tandem SARs, or any combination thereof.

(i) Number of Shares. The Administrator shall have complete discretion to determine the number of SARs granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted SARs covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(ii) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan. However, except as may be required by law to ensure favorable tax treatment in a non-U.S. jurisdiction, the exercise price of a freestanding SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date. The exercise price of tandem or affiliated SARs shall equal the Exercise Price of the related Option.

(b) Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. With respect to a tandem SAR granted in connection with an Incentive Stock Option: (a) the tandem SAR shall expire no later than the expiration of the underlying Incentive Stock Option; (b) the value of the payout with respect to the tandem SAR shall be for no more than one hundred percent (100%) of the difference between the Exercise Price of the underlying Incentive Stock Option and the Fair Market Value of the Shares subject to the underlying Incentive Stock Option at the time the tandem SAR is exercised; and (c) the tandem SAR shall be exercisable only when the Fair Market Value of the Shares subject to the Incentive Stock Option exceeds the Exercise Price of the Incentive Stock Option.

(c) Exercise of Affiliated SARs. An affiliated SAR shall be deemed to be exercised upon the exercise of the related Option. The deemed exercise of an affiliated SAR shall not necessitate a reduction in the number of Shares subject to the related Option.

(d) Exercise of Freestanding SARs. Freestanding SARs shall be exercisable on such terms and conditions as the Administrator, in its sole discretion, shall determine.

(e) SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(f) Expiration of SARs. A SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement; however, a SAR granted on or after April 9, 2008 shall expire no later than ten (10) years from the Grant Date. Notwithstanding the foregoing, the rules of Section 11 also shall apply to SARs.

(g) Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon a SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. For purposes of Section 4 of the Plan, the reduction in Shares available for future issuance upon the grant of the SAR will be determined at the Grant Date based on the full number of Shares subject to the SAR. Upon settlement of the SAR, there will be no further reduction in Shares available for future issuance under Section 4 of the Plan. Upon the forfeiture of all or a portion of the SAR, the forfeited Shares shall be returned to the Shares available for future issuance under Section 4 of the Plan. For avoidance of doubt, upon settlement of a SAR, Shares will not be returned to the Shares available for future issuance under Section 4 of the Plan, notwithstanding the fact that if Shares are issued in settlement of a SAR they will be issued only based on the difference between the Fair Market Value of a Share on the date of exercise over the exercise price.

14. Restricted Stock Units.

(a) Grant of Restricted Stock Units. Restricted Stock Units may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator will have complete discretion in determining the number of Restricted Stock Units granted to each Participant, provided that during any Fiscal Year, no Participant shall be granted Restricted Stock Units covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(c) Value of Restricted Stock Units. Each Restricted Stock Unit will have an initial value that is established by the Administrator on or before the Grant Date.

(d) Performance Goals and Other Terms. The Administrator will set Performance Goals or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Restricted Stock Units that will be paid out to the Service Providers. The time period during which the Performance Goals or other vesting provisions (including the effects of an actual change of control) must be met will be called the "Performance Period." Each award of Restricted Stock Units will be evidenced by an Award Agreement that will specify the Performance Period, and such other

terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set Performance Goals based upon the achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(e) Duration of Performance Periods. The Administrator will set the length of time for a Performance Period, subject to the following limits:

(i) The Performance Period related to Restricted Stock Units with Performance Goals shall not be less than one (1) year; and

(ii) The Performance Period related to Restricted Stock Units with time-based vesting provisions shall not be less than three (3) years;

provided, however, that up to five percent (5%) of the shares currently authorized for grant under the Plan may be subject to Restricted Stock Units without such limits on the length of the Performance Period.

(f) Earning of Restricted Stock Units. After the applicable Performance Period has ended, the holder of Restricted Stock Units will be entitled to receive a payout of the number of Restricted Stock Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals or other vesting provisions have been achieved. After the grant of a Restricted Stock Unit, the Administrator shall not reduce or waive any Performance Goals or other vesting provisions for such Restricted Stock Unit; provided, however, that the Administrator, in its sole discretion, may reduce or waive any Performance Goals or other vesting provisions for such Restricted Stock Unit in the event of a Participant's death, Disability, or Retirement, or in the event of an actual change of control, the sale of substantially all of the assets of the Company, or a merger of the Company with or into another entity pursuant to which the stockholders of the Company before such transaction do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company after such transaction.

(g) Form and Timing of Payment of Restricted Stock Units. Payment of earned Restricted Stock Units will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Restricted Stock Units in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Restricted Stock Units at the close of the applicable Performance Period) or in a combination thereof.

(h) Cancellation of Restricted Stock Units. On the date set forth in the Award Agreement, all unearned or unvested Restricted Stock Units will be forfeited to the Company, and again will be available for grant under the Plan.

(i) Death of Participant. If a Participant dies while a Service Provider, any earned Restricted Stock Units that have not yet been paid shall be paid to the Participant's designated beneficiary, provided such beneficiary has been designated prior to the Participant's death in a form and manner acceptable to the Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Participant in a form and manner acceptable to the Administrator, then such earned Restricted Stock Units shall be paid to the personal representative of the Participant's estate or in the event no administration of the Participant's estate is required, then to the successor-in-interest pursuant to the Participant's will or in accordance with the laws of descent and distribution, as the case may be. If, at the time of death, the Participant holds any Restricted Stock Units that are not yet earned, the unearned Restricted Stock Units shall be forfeited to the Company, and again shall be available for grant under the Plan.

15. Non-Transferability of Awards. Unless determined otherwise by the Administrator and except as set forth in Sections 11(d), 12(f), 13(f) and 14(i), an Award may not be sold, pledged, assigned,

hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the Administrator deems appropriate.

16. Adjustments Upon Changes in Capitalization, Dissolution or Liquidation, Merger or Asset Sale.

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Award, and the numerical Share limits in Sections 4, 7, 13 and 14 of the Plan, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award until ten (10) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Award shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action. Notwithstanding anything in this Section 16(b) to the contrary, for Awards granted on or after August 14, 2008, that may be considered "deferred compensation" within the meaning of Section 409A, the payment of any Awards that accelerate in accordance with this Section 16(b) nevertheless will be made at the same time or times as if such Awards had vested in accordance with the vesting provisions applicable to such Awards unless otherwise determined by the Administrator.

(c) Merger or Asset Sale. For Awards granted prior to August 14, 2008, in the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. For Awards granted on or after August 14, 2008, in the event of (i) a merger of the Company with or into another corporation, other than a merger which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its Parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its Parent outstanding immediately after such merger or (ii) the sale of substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Award (whether granted prior to, on or after August 14, 2008), the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock will lapse,

and, with respect to Restricted Stock Units, all Performance Goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an Option or Stock Appreciation Right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right will be fully vested and exercisable for a period of 15 days from the date of such notice, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this Section 16(c), the Award shall be considered assumed if, following the merger or sale of assets, the Award confers the right (on no less favorable terms and conditions) to purchase or receive, for each Share subject to the Award immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) or, in the case of a Stock Appreciation Right upon the exercise of which the Administrator determines to pay cash or a Restricted Stock Unit which the Administrator can determine to pay in cash, the fair market value of the consideration received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, for each Share subject to such Award (or in the case of Restricted Stock Units, the number of implied shares determined by dividing the value of the Restricted Stock Units by the per Share consideration received by holders of Common Stock in the merger or sale of assets), to be solely common stock of the successor corporation or its Parent equal in fair market value to the per Share consideration received by holders of Common Stock in the merger or sale of assets.

Notwithstanding anything in this Section 16(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more Performance Goals will not be considered assumed if the Company or its successor modifies any of such Performance Goals without the Participant's consent; provided, however, a modification to such Performance Goals only to reflect the successor corporation's corporate structure post-merger or post-sale of assets will not be deemed to invalidate an otherwise valid Award assumption.

17. Date of Grant. The Grant Date of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Participant within a reasonable time after the date of such grant.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws, and to adopt material Plan amendments, including:

(i) A material increase in benefits accrued to Participants under the Plan;

(ii) An increase in the number of shares that may be optioned or sold under the Plan;

(iii) A material modification (expansion or reduction) of the class of participants in the Plan; or

(iv) A provision permitting the Administrator to lapse or waive restrictions on Awards at its discretion.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

21. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

22. Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

23. Tax Withholding.

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy an amount sufficient to satisfy all Tax Obligations with respect to such Award (or exercise thereof).

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such Tax Withholding obligation, in whole or in part by (without limitation) (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the minimum statutory amount required to be withheld, or (c) delivering to the Company already-owned Shares having a Fair Market Value equal to the minimum statutory amount required to be withheld. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

(This page has been left blank intentionally.)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-19032

ATMEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0051991**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

2325 Orchard Parkway, San Jose, California 95131
(Address of principal executive offices)

Registrant's telephone number, including area code:
(408) 441-0311

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2010, the last business day of the Registrant's most recently completed second fiscal quarter, there were 460,534,916 shares of the Registrant's Common Stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based on the closing sale price of such shares on the NASDAQ Global Select Market on June 30, 2010) was approximately $2,166,660,547. Shares of Common Stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 31, 2011, the Registrant had 456,889,137 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Registrant's 2011 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the Registrant's fiscal year ended December 31, 2010.

(This page has been left blank intentionally.)

TABLE OF CONTENTS

PART I

ITEM 1.	BUSINESS	2
ITEM 1A.	RISK FACTORS	13
ITEM 1B.	UNRESOLVED STAFF COMMENTS	31
ITEM 2.	PROPERTIES	31
ITEM 3.	LEGAL PROCEEDINGS	31
ITEM 4.	RESERVED	33
	PART II	
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	34
ITEM 6.	SELECTED FINANCIAL DATA	35
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	37
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	65
ITEM 8.	CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	68
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	122
ITEM 9A.	CONTROLS AND PROCEDURES	122
ITEM 9B.	OTHER INFORMATION	123
	PART III	
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE MATTERS	123
ITEM 11.	EXECUTIVE COMPENSATION	124
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	125
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	125
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	125
	PART IV	
ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	125
SIGNATURES		126
EXHIBIT INDEX		127

PART I

ITEM 1. *BUSINESS*

FORWARD LOOKING STATEMENTS

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for fiscal 2011, the expansion of the market for microcontrollers, revenues for our maXTouch products, our gross margins, anticipated revenues by geographic area, operating expenses and capital expenditures, cash flow and liquidity measures, factory utilization, new product introductions, access to independent foundry capacity and the quality issues associated with the use of third party foundries, the effects of our strategic transactions and restructuring efforts, estimates related to the amount and/or timing of the expensing of unearned stock-based compensation expense and similar estimates related to our performance-based restricted stock units, our expectations regarding tax matters and the effects of exchange rates and our ongoing efforts to manage exposure to exchange rate fluctuation. Our actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion and in Item 1A — Risk Factors, and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "should," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

BUSINESS

General

We are one of the world's leading designers, developers and suppliers of microcontrollers. We offer an extensive portfolio of capacitive touch products that integrate our microcontrollers with fundamental touch-focused intellectual property, or IP, we have developed. We also design and sell products that are complementary to our microcontroller business, including nonvolatile memory and Flash memory products, radio frequency and mixed-signal components and application specific integrated circuits. Our microcontrollers, which are self-contained computers-on-a-chip, and related products are used today in many of the world's leading smartphones, tablet devices and other consumer and industrial electronics to provide core functionality for touch sensing, security, wireless and battery management. Our semiconductors also enable applications in many other fields, such as smart-metering for utility monitoring and billing, buttons, sliders and wheels found on the touch panels of appliances, various aerospace, industrial, and military products and systems, and electronic-based automotive components, like keyless ignition, access, engine control, lighting and entertainment systems, for standard and hybrid vehicles. Over the past several years, we successfully transitioned our business to a "fab-lite" model, lowering our fixed costs and capital investment requirements, and we currently own and operate just a single manufacturing facility.

We intend to continue leveraging our IP portfolio of more than 1,400 U.S. and foreign patents, and our significant software expertise, to further enhance the breadth of applications and solutions we offer. Our patents, and patent applications, cover important and fundamental microcontroller, capacitive touch and other technologies that support our product strategy. Microcontrollers are generally less expensive, consume less power and offer enhanced programming capabilities compared to traditional microprocessors. We expect the market for microcontrollers to continue to expand over time as tactile-

based user interfaces become increasingly prevalent, as additional intelligence is built into an ever growing universe of everyday products, as our customers look to replace mechanical or passive controls in their products, and as power management and similar capabilities become increasingly critical to the continued development of consumer and industrial products.

We were originally incorporated in California in December 1984. In October 1999, we were reincorporated in Delaware. Our principal offices are located at 2325 Orchard Parkway, San Jose, California 95131, and our telephone number is (408) 441-0311. Our website is located at: www.atmel.com; however, the information in, or that can be accessed through, our website is not part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through the "Investors" section of www.atmel.com and we make them available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC also maintains a website located at www.sec.gov that contains our SEC filings.

Products

We currently organize our business into four operating segments (see Note 14 of Notes to Consolidated Financial Statements for further discussion). Each of our business units offers products that compete in one or more of the end markets described below under the caption "Principal Markets and Customers."

- *Microcontrollers.* This segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory and integrated analog peripherals. In March 2008, we acquired Quantum Research Group ("QRG"), a supplier of capacitive sensing IP solutions. As a result of that acquisition, we developed our maXTouch™ line of touch controllers. Our maXTouch controllers offer customers fully integrated touch solutions, with embedded software libraries and capabilities that allow us to enhance the functionality and features offered with these products. Results from the QRG acquired operations are considered complementary to sales of microcontroller products and are included in this segment. The Microcontroller segment comprised 54% of our net revenues for the year ended December 31, 2010, compared to 38% of our net revenues for the year ended December 31, 2009.

- *Nonvolatile Memories.* This segment consists predominantly of serial interface electrically erasable programmable read-only memory ("SEEPROM") and serial interface Flash memory products. This segment also includes parallel interface Flash memories as well as mature parallel interface electrically erasable programmable read-only memory ("EEPROM") and erasable programmable ready-only memory ("EPROM") devices. We also include products with military and aerospace applications in this segment. The Nonvolatile Memories segment comprised 17% of our net revenues for the year ended December 31, 2010, compared to 24% of our net revenues for the year ended December 31, 2009.

- *Radio Frequency ("RF") and Automotive.* This segment includes products designed for the automotive industry, including automobile electronics, networking and access systems, and engine, lighting and entertainment components. This segment produces and sells wireless and wired devices for industrial, consumer and automotive applications and it also provides foundry services, which produce radio frequency products for the mobile telecommunications market. The RF and Automotive segment comprised 12% of our net revenues for each of the years ended December 31, 2010 and 2009.

- *Application Specific Integrated Circuit ("ASIC").* This segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of specific applications. This segment includes products that provide hardware security for embedded digital systems. This segment also includes products with

military and aerospace applications. We also develop application specific standard products ("ASSP") for high reliability space applications, power management and secure crypto memory products. The ASIC segment comprised 17% of our net revenues for the year ended December 31, 2010, compared to 26% of our net revenues for the year ended December 31, 2009.

Within each operating segment, we offer our customers products and solutions with a range of speed, density, power usage, specialty packaging, security and other features.

Microcontrollers

Our Microcontroller segment offers customers a full range of products in the industrial, security, communications, computing and automotive markets for embedded controls. Our product portfolio consists of proprietary and non-proprietary solutions, with four major Flash-based microcontroller architectures targeted at the high volume embedded control market:

- our proprietary Atmel AVR® 8-bit and 32-bit microcontroller platforms;
- our embedded 32-bit ARM-based product family; and
- our 8051 8-bit based industry standard microcontroller products.

Embedded control systems typically incorporate a microcontroller as the principal active component. A microcontroller is a self-contained computer-on-a-chip consisting of a central processing unit ("CPU"), nonvolatile program memory (Flash and EEPROM), random access memory ("RAM") for data storage and various input/output peripheral capabilities. In addition to the microcontroller, a complete embedded control system incorporates application-specific software and may include specialized peripheral device controllers and internal or external nonvolatile memory components, such as Flash and EEPROMs, to store additional program software and various analog and interface products.

These complex system-on-a-chip solutions are manufactured using our leading-edge process technologies, including complementary metal oxide semiconductor ("CMOS"), double-diffused metal oxide semiconductor ("DMOS"), logic, CMOS logic, bipolar, bipolar CMOS ("BiCMOS"), silicon germanium ("SiGe"), SiGe BiCMOS, analog, bipolar double diffused CMOS and radiation tolerant process technologies. We develop these process technologies ourselves to ensure they provide the maximum possible performance.

We believe that microcontrollers will continue to replace mechanical and other passive controls in a wide range of applications, such as lighting, automobile control functions, home automation, wireless communications, white goods and user interfaces in all products that typically require human interaction.

Atmel AVR® 8-bit and 32-bit Microcontrollers

Atmel AVR®, which is our proprietary technology, combines code-efficient architecture for "C" and assembly programming with the ability to tune system parameters throughout the product's entire life cycle. Our AVR microcontrollers are designed to deliver enhanced computing performance at lower power consumption than any competitive products. We also offer a full suite of industry leading development tools and design support, enabling customers to easily and cost-effectively refine and improve their product offering. We have a significant development community that has evolved for our AVR products, with many developers actively collaborating through social networking sites dedicated to supporting our AVR microcontrollers.

Atmel QTouch and Atmel maXTouch

Through our QTouch® and maXTouch products, we are a leading supplier of capacitive sensing solutions for touchscreens and other touch controls.

Our maXTouch architecture combines touch sensing with sophisticated algorithms, enabling advanced capabilities on screen sizes ranging from mobile phones to tablet devices. maXTouch enables a device to track up to 16 fingers simultaneously. Its software allows a device to reject unintended touches resulting from gripping the screen or resting the palms on the device. maXTouch detects the lightest touches at very high refresh rates and low latency. This allows for enhanced responsiveness for the end user.

Our QTouch® and maXTouch devices are microcontroller-based capacitive sensing integrated circuits ("ICs") designed to detect touch with copper electrodes on a printed circuit board (PCB) or Indium Tin Oxide (ITO) electrodes on a clear touchscreen panel, respectively. QTouch is designed for discreet touch button, slider and wheel (BSW) applications. In addition, QMatrix technology allows for the support of a much larger number of sensors in a single chip. With the flexibility our microcontroller architecture offers, a user is able to integrate multiple features in a single device such as "proximity sensing" for detecting a finger or hand at a distance and Haptic effects for providing tactile feedback.

ARM®-based Solutions

Our AT91SAM ARM-based products are designed utilizing the industry-standard 32-bit ARM7™, ARM9™ and ARM Cortex™ architectures, where we offer a range of products with and without embedded nonvolatile memories. The Atmel SAM3 Cortex M3-based and Atmel SAM7 ARM7TDMI-based microcontrollers provide a migration path from 8/16-bit microcontroller technology for applications where more system performance and larger on-chip Flash memory is required. These products are optimized for low power consumption and reduced system cost and they support QTouch technology. Selected devices integrate cryptographic accelerators and protection against physical attacks, making them suitable for financial transaction applications requiring highest security levels.

Our SAM9 ARM926-based products are highly-integrated, high-performance 32-bit embedded microprocessors, with complex analog and digital peripherals integrated on the same chip, offering high-speed connectivity, optimal data bandwidth, and rich interface support. AT91SAM customers save significant development time with the worldwide support ecosystem of industry-leading suppliers of development tools, operating systems including Linux and Android, protocol stacks and applications.

Atmel 8051

Our 8051 8-bit microcontroller product offering is based on the standard 8051 CPU and ranges from products containing 2 kilobytes ("Kbytes") of embedded Flash memory to the largest products offering 128Kbytes of embedded Flash memory. The 8051 products address a significant portion of the 8-bit microcontroller market in which the customer already has an installed software and application base using the standard 8051 architecture.

Nonvolatile Memories

Serial Interface Products

Our serial interface products evolved from our EEPROM and Flash memory technology expertise and were developed to meet the market demand for delivery of nonvolatile memory content through specialized, low pin-count interfaces and packages. Our serial interface product portfolio encompasses the industry's largest offering of Serial EEPROMs and two complete families of Serial Flash memories. From a system cost and silicon area perspective, it is generally more economical to employ Flash memory technology for densities of 512Kbits and above, and the similarity of the feature sets for the Atmel Serial EEPROM and Serial Flash memories allows customers to easily upgrade from densities as low as 1Kbits to as high as 64Mbits.

Atmel Serial EEPROMs

We currently offer three complete families of Serial EEPROMs, supporting industry standard I²C (2-wire), Microwire™ (3-wire), and serial peripheral interface ("SPI") protocols. Primarily used to store personal preference data and configuration/setup data, our Serial EEPROM products can be found in a multitude of consumer, industrial, and automotive applications ranging from WLAN adapters and LCD TVs to video game systems and GPS devices.

Atmel DataFlash

Our DataFlash® family of Serial Flash memories delivers proven, reliable solutions to store varying amounts of granular data or to store both embedded program code and data while utilizing very small, low pin-count packages. DataFlash devices are the industry's most sophisticated and feature-rich Serial Flash memories and are designed to enable advanced features and functionality in a variety of high-volume products and applications. By using DataFlash memories, customers can minimize pin counts, simplify circuit boards, and reduce power consumption, all of which contribute to higher performance and lower system costs. DataFlash products are used in a wide variety of applications such as digital answering machines, fax machines, personal computers, printers, radar detectors, security systems and energy meters.

Atmel SPI Flash

Our SPI Serial Flash family offers pin-compatible devices to the entire family of SPI Serial EEPROMs and provides customers with one of the highest performance serial memory solutions in the industry. The SPI Flash family's enhanced architecture and features allow the devices to be used in a wider array of applications compared to devices from competing suppliers while also providing customers with a more flexible, easier-to-implement solution. Like the Serial EEPROMs and DataFlash devices, our SPI Flash products utilize ultra-small packages like dual flat no-lead, or DFNs, and wafer level chip scale packages, or WLCSPs, in addition to industry standard SOICs. SPI Flash is primarily used for code storage in a diverse set of consumer and industrial applications including high-volume products such as smartphones, tablet computers, desktop and notebook computers, hard disk drives, CD/DVD Read/Write drives, Blu-ray and DVD players, MP3 players, digital picture frames, set-top boxes (STBs) and LCD TVs.

Parallel Flash

Flash represents a technology used in nonvolatile memory devices that can be reprogrammed within a system. We have traditionally manufactured a select offering of Parallel Flash products in the past but we are phasing these products out as the industry transitions to the use of Serial Flash as a replacement for Parallel Flash.

Atmel Parallel EEPROMs

We are a leading supplier of high performance, in-system programmable Parallel EEPROMs. We believe that our Parallel EEPROM products represent the industry's most complete offering. In the design of this product family, we have emphasized high reliability achieved through the incorporation of on-chip error detection and correction features. Parallel EEPROMs offer high endurance programmability and are highly flexible, offering faster data transfer rates and higher memory densities when compared to some serial interface architectures. These products are generally used to store frequently updated data in communications infrastructure equipment and avionics navigation systems.

Atmel EPROMs

The general one-time programmable ("OTP") EPROM market has become more of a niche nonvolatile memory segment as other technologies such as Serial Flash become more prevalent. Our OTP EPROM products address the high-performance end of this market where demand and pricing is relatively

stable. These products are generally used to store the operating code of embedded microcontroller or DSP-based systems that need a memory solution for direct code execution where the memory contents cannot be tampered with or altered by the user.

Radio Frequency ("RF") and Automotive

Automotive RF

With our automotive RF products, we are a leading supplier for automobile access solutions. In this sector, our products include complete keyless entry solutions for wireless passive entry go systems, and the corresponding ICs for the receivers and transceivers for the access control unit, and tire pressure monitoring systems built into cars. Innovative immobilizer ICs, which incorporate the widely accepted advanced encryption standard ("AES"), offer car theft protection. In addition, we offer a wide portfolio of products enabling keyless ignition systems.

High Voltage

High voltage ICs are manufactured utilizing mixed signal high voltage technology, providing analog-bipolar, high voltage DMOS power and CMOS logic function on a single chip. Our high voltage ICs withstand and operate at high voltages and can be connected directly to the battery of a car, and focus on intelligent load drivers, local interconnect network ("LIN") in-vehicle networking and battery management products for hybrid cars. The applications for the load drivers are primarily motor and actuator drivers and smart valve controls. Our new line of battery management ICs target Li-ion battery systems that are becoming the standard for full electric and hybrid cars. Our LIN in-vehicle networking products help car makers simplify the wire harness by using the LIN bus, which is rapidly gaining popularity. Many body electronic applications can be connected and controlled via the LIN network bus, including switches, actuators and sensors.

RF Components

The RF product line includes low frequency RF identification tag ICs targeted toward the access control market and the livestock and pet tagging markets. These ICs are used with a reader IC to make contactless identification possible for a variety of applications. Our RF products also target the industrial, scientific, and medical (ISM) RF market, including wireless remote control applications such as home alarm systems, garage door openers, remote controlled toys, wireless game consoles and many others.

Mixed Signal

Atmel's broadcast radio product line includes an industry leading portfolio of highly integrated antenna drivers, which enable small form factor car antennas. In addition, we also offer infrared ("IR") receivers.

ASIC

Custom ASICs

We design, manufacture and market ASICs to meet customer requirements for high-performance logic devices in a variety of customer-specific applications. Our SiliconCity® design platform utilizes our extensive libraries of qualified analog and digital IP blocks. This approach integrates system functionality into a single chip based on our unique architecture platform combined with one of the richest libraries of qualified IP blocks in the industry. By combining a variety of logic functions on a single chip, costs are reduced, design risk is minimized, time-to-market is accelerated and performance can be optimized.

We design and manufacture ASICs in a range of products that includes standard digital and analog functions, as well as nonvolatile memory elements and large pre-designed macro functions all integrated

on a single chip. We work closely with customers to develop and manufacture custom ASIC products so that we can provide them with IC solutions on a sole-source basis. Our ASIC products are targeted primarily at high-volume customers whose applications require high-speed, high-density or low and mixed-voltage devices such as in the medical, consumer and security markets.

We have also introduced solutions with multimedia and wireless communications devices targeting home entertainment, security and automotive applications where information security is a primary objective.

Secure Products

Our hardware authentication devices offer a highly secure, hardened solution for reliable authentication of legitimate OEM offerings, storage for confidential information and trusted identification across wired and wireless networks. We sold our Secure Microcontroller Solutions business at the end of the third quarter of 2010. With that disposition, we no longer sell smart card ICs. We continue, however, to produce our CryptoMemory®, CryptoRF®, smart card reader chips and secure microcontrollers for point of sales terminals.

FPGAs

Our FPGAs (field programmable gate arrays), with FreeRAM and Cache Logic®, provide efficient memory management and a reconfigurable solution for adaptive digital signal processing and other computationally intensive applications. We also offer a family of radiation hardened FPGAs for space applications. Our family of reconfigurable FPGA Serial Configuration EEPROMs can replace one-time-programmable devices for FPGAs from other vendors. In addition we offer FPGA-to-gate array conversions for both military and commercial applications.

Technology

For more than 25 years, we have focused our efforts on developing advanced CMOS processes that can be used to manufacture reliable nonvolatile elements for memory and advanced logic integrated circuits. We believe that our experience in single and multiple-layer metal CMOS processing gives us a competitive advantage in developing and delivering high-density, high-speed and low-power logic and memory and logic products.

We meet customers' demands for constantly increasing functionality on ever-smaller ICs by increasing the number of layers we use to build the circuits on a wafer and by reducing the size of the transistors and other components in the circuit. To accomplish this we develop and introduce new wafer processing techniques as necessary. We also provide our fabrication facilities with state-of-the-art manufacturing equipment and development resources that allow us to produce ICs with increasingly sophisticated features. Our current ICs incorporate effective feature sizes as small as 0.13-micron. We are developing processes that will support effective feature sizes smaller than 0.13-micron, which we expect to produce at outside wafer foundries in the future. Since 2005, we have sold five manufacturing facilities as we have moved to a "fab-lite" manufacturing model. As of December 31, 2010, we own and operate only one fabrication facility located in Colorado Springs, Colorado.

Principal Markets and Customers

Industrial

While the industrial electronics market has traditionally been considered a slow growth end-market compared to communications or computing sectors, the use of electronic content in industrial applications has begun to accelerate over the past several years. The demand for energy efficiency and productivity gains in electronic enabled systems is driving the switch from mechanical to digital solutions for products

such as temperature sensors, motor controls, factory lighting, smart energy meters, capacitive touch interface and commercial appliances. We provide microcontrollers, nonvolatile memory, high-voltage and mixed-signal products that are designed to work effectively in harsh environments. Principal customers include General Electric, Honeywell, Ingenico, Itron, Siemens, Samsung and Textron.

Communications

Communications, including capacitive touchscreen technology for smartphones, wireless and wireline telecommunications and data networking, is currently one of our large end user markets. For the wireless market, we also provide nonvolatile memory and baseband and RF ASICs that are used for GSM and code-division multiple access ("CDMA") mobile phones and their base stations, as well as two-way pagers, mobile radios, and cordless phones and their base stations. We also have a range of products based on the IEEE 802.11 wireless LAN standard, Zigbee, and on Bluetooth, a short-range wireless protocol that enables instant connectivity between electronic devices. Principal customers in the communications market include Ericsson, Fujitsu, HTC, Motorola, Nokia, Pantech, Philips, Qualcomm, Samsung, Sharp and Siemens.

Networking and Telecommunications Products

We also serve the data networking and wireline telecommunications markets, which continue to evolve due to the rapid adoption of new technologies. For these markets, we provide ASIC, nonvolatile memory and programmable logic products that are used in the switches, routers, cable modem termination systems and digital subscriber line ("DSL") access multiplexers, which are used to build internet infrastructure. Our principal data networking and wireline telecommunications customers include Alcatel Lucent, Cisco and Siemens.

Consumer Electronics

Our products are used in many consumer electronics products. We provide microcontrollers for batteries and battery chargers that minimize the power usage by being "turned on" only when necessary. Our microcontrollers are also offered for lighting controls and touchscreen user interface applications. In addition, we provide secure tamper resistant circuits for embedded personal computer security applications.

We also sell buttons, sliders and wheels (BSW) that are used to provide tactile based user interfaces for many consumer products. Our BSW technology can be found, for example, in many home appliances, such as washing machines, dryers and refrigerators. Principal consumer electronics customers include Acer, Dell, Harmon Becker, Honeywell, Hosiden Corporation, Invensys, LG Electronics, Logitech, Matsushita, Philips, Samsung, Sanyo, Sony and Toshiba.

Computing, Storage and Printing

The computing and computing-peripherals markets are growing as a result of increasing Internet use, network connectivity and digital imaging requirements. For computing applications, we provide Flash memory, serial memory, USB hubs and ASICs for personal computers, servers and USB drives as well as capacitive touchscreen technology for tablet devices. We offer Trusted Platform Module ("TPM") products that perform platform authentication and security for computing systems. Our biometric security IC verifies a user's identity by scanning a finger. In today's security conscious environment we believe TPM and biometry are finding applications where access to information, equipment and similar resources needs to be controlled or monitored. We provide ASICs, nonvolatile memory and microcontrollers for laser printers, inkjet printers, copy machines and scanners. Our principal customers in these markets include Dell, Epson, Hewlett-Packard, IBM, Intel, Lexmark, M-Systems and Samsung.

Automotive

The automobile sector continues to integrate more and more electronics solutions into its product offerings. For automotive applications, we provide body electronics for passenger comfort and convenience, safety related subsystems such as air-bag drivers, anti-lock brake control and tire pressure monitors, keyless entry transmitters, capacitive touch interface and receivers and in-vehicle entertainment components. With our introduction of high-voltage and high-temperature capable ICs we are broadening our automotive reach to systems and controls in the engine compartment. Virtually all of these are application-specific mixed signal ICs. Although the automotive industry underwent a significant dislocation from 2008 to 2010 as a result of the global economic recession, we believe that this market offers longer-term growth opportunities that will be driven by the ongoing demand for sophisticated electronic systems. Principal customers in these markets include Chrysler, Continental-Temic, Delphi, Hella, Marelli, Robert Bosch, Siemens-VDO and TRW.

Military and Aerospace

The military and aerospace industries require products that will operate under extreme conditions and are tested to higher standards than commercial products. Our circuits are available in radiation-hardened (RAD) versions that meet stringent requirements (cumulative dose, latch-up and transient phenomena) of space, avionic and industrial applications. For these applications, we provide RAD ASICs, FPGAs, nonvolatile memories and microcontrollers. Principal customers in these markets include BAE Systems, EADS, Honeywell, Litton, Lockheed-Martin, Northrop, Raytheon, Roche and Thales.

Manufacturing

Once we have fabricated wafers, we probe and test the individual circuits on them to identify those that do not function. This saves us the cost of putting mechanical packages around circuits whose failure can be determined in advance. After probe, we send all of our wafers to one of our independent assembly contractors, located in China, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan or Thailand where they are cut into individual chips and assembled into packages. Most of the finished products are given a final test at the assembly contractors although some are shipped to our test facilities in the United States where we perform electrical testing and visual inspection before delivery to customers.

The raw materials and equipment we use to produce our integrated circuits are available from several suppliers. We are not dependent upon any single source of supply. However, some materials have been in short supply in the past and lead times on occasion have lengthened, especially during semiconductor expansion cycles.

During 2010, we manufactured approximately 68% of our products at our wafer fabrication facility located in Colorado Springs, Colorado and our former manufacturing operation in Rousset, France. In June 2010, we sold our Rousset, France fabrication operations to LFoundry GmbH, and agreed to purchase a minimum amount of wafers from the buyer through 2014. In December 2008, we sold our wafer fabrication operations in Heilbronn, Germany to Tejas Silicon Holdings Limited and agreed to purchase a minimum amount of wafers from the buyer through 2011. In February 2008, we sold our North Tyneside, UK wafer fabrication facility and ceased wafer manufacturing operations in the United Kingdom. As a result of those sales, we currently own and operate a single fabrication facility in Colorado Springs, Colorado. We have increased production at our Colorado Springs wafer fabrication facility to help provide us with the necessary output to meet demand.

During 2010, we paid approximately $100 million for additional manufacturing equipment, primarily related to increasing our test capacity. We anticipate that capital equipment purchases for 2011, estimated at $80 million to $100 million, will be focused on maintaining existing levels of fabrication output, providing additional testing capacity and, to a limited extent, on developing advanced process technologies.

Environmental Compliance

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes.

Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

Marketing and Sales

We generate our revenue by selling our products directly to original equipment manufacturers ("OEMs") and indirectly to OEMs through distributors. We market our products worldwide to a diverse base of OEMs serving primarily commercial markets. In the United States and Canada, we sell our products to large OEM accounts primarily by using manufacturers' representatives or through national and regional distributors. Our agreements with our representatives and distributors are generally terminable by either party on short notice, subject to local laws. Direct sales to OEMs as a percentage of net revenues for the year ended December 31, 2010 were 43%, while sales to distributors were 57% of net revenues.

Sales to U.S. OEMs, as a percentage of net revenues totaled 10%, 9% and 8% for the years ended December 31, 2010, 2009 and 2008, respectively. Sales to U.S. distributors, as a percentage of net revenues, totaled 9%, 9% and 7% for the years ended December 31, 2010, 2009 and 2008, respectively. We support this sales network from our headquarters in San Jose, California and through U.S. regional offices in California, Colorado, Florida, Illinois, Massachusetts, Minnesota, North Carolina and Texas.

We sell to customers outside of the U.S. primarily by using international sales representatives and through distributors, who are managed from our foreign sales offices. We maintain sales offices in Canada, China, Finland, France, Germany, Hong Kong, India, Israel, Italy, Japan, Malaysia, Mexico, Singapore, South Africa, South Korea, Sweden, Taiwan and the United Kingdom. Our sales outside the U.S. represented 84%, 83% and 86% of net revenues in 2010, 2009 and 2008, respectively. We expect revenues from our international sales and sales to distributors will continue to represent a significant portion of our net revenues. International sales and sales to distributors are subject to a variety of risks, including those arising from currency fluctuations, tariffs, trade barriers, taxes, export license requirements, and foreign government regulations and risk of payment by distributors. See Item 1A — Risk Factors.

Research and Development

We believe significant investment in research and development is vital to our success, growth and profitability, and we will continue to devote substantial resources, including management time, to this activity. Our primary objectives are to increase performance of our existing products, develop new wafer processing and design technologies and draw upon these technologies and our experience in embedded applications to create new products.

For the years ended December 31, 2010, 2009 and 2008, we spent $237 million, $212 million and $260 million, respectively, on research and development. Research and development expenses are charged to operations as incurred. We expect these expenditures will increase in the future as we continue to invest in new products and new processing technology.

Competition

We operate in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as Cypress, Freescale, Fujitsu, Hitachi, Infineon, Intel, Microchip, NXP Semiconductors, ON Semiconductor, Renesas, Samsung, Spansion, STMicroelectronics, Synaptics and Texas Instruments. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last three years, we have experienced significant price competition in several business segments, especially in our Nonvolatile Memory segment for EPROM, Serial EEPROM, and Flash memory products, and in our Microcontroller segment for commodity microcontrollers. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely result in continuing pressure to reduce future average selling prices for our products.

Patents and Licenses

Our success and future product revenue growth depend, in part, on our ability to protect our IP. We rely primarily on patents, copyrights, trademarks and trade secrets, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. However, these may not provide meaningful or adequate protection for all of our IP.

As of December 31, 2010, we had 1,443 U.S. and foreign patents and 583 published patent applications. These patents, and our patent applications, cover important and fundamental microcontroller, capacitive touch and other technologies that support our product strategy. We operate an internal program to identify patentable developments and we file patent applications wherever necessary to protect our proprietary technologies.

The semiconductor industry is characterized by vigorous protection and pursuit of IP rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. From time to time, we receive communications from third parties asserting patent or other IP rights covering our products or processes. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may adversely affect our operating results.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

Employees

At December 31, 2010, we employed approximately 5,200 employees, compared to approximately 5,600 employees at December 31, 2009. Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly highly skilled design, process and test engineers necessary for the manufacture of existing products and the research and development of new products and processes. The competition for such personnel is intense, and the loss of key employees, most of whom are not subject to an employment agreement or a post-employment non-competition agreement, could adversely affect our business.

Backlog

We accept purchase orders for deliveries covering periods from one day up to approximately one year from the date on which the order is placed. However, purchase orders, consistent with common industry practices, can generally be revised or cancelled by the customer without penalty. In addition, significant portions of our sales are ordered with relatively short lead times, often referred to as "turns business." Considering these industry practices and our experience, we do not believe the total of customer purchase orders outstanding (backlog) provides meaningful information that can be relied on to predict actual sales for future periods.

Geographic Areas

In 2010, 16% of our net revenues were derived from customers in the United States, 55% from customers in Asia, 27% from customers in Europe and 2% from the rest of the world. We determine the location of our customers based on the destination to which we ship our products for the benefit of those customers.

As of December 31, 2010, we owned long-lived assets in the United States with a remaining net book value amounting to $106 million, in France amounting to $31 million, in Germany amounting to $19 million, and in the United Kingdom amounting to $1 million. See Note 14 of Notes to Consolidated Financial Statements for further discussion.

Seasonality

The semiconductor industry is increasingly characterized by annual seasonality and wide fluctuations of supply and demand. A significant portion of our revenue comes from sales to customers supplying consumer markets and from international sales. As a result, our business may be subject to seasonally lower revenues in particular quarters of our fiscal year, especially as many of our larger consumer focused customers tend to have stronger sales later in the fiscal year as they prepare for the major holiday selling seasons.

The industry has also been affected by significant shifts in consumer demand due to economic downturns or other factors, which may result in volatility in order patterns and lead times, sudden shifts in product demand and periodic production over-capacity. We have, in the past, experienced substantial quarter-to-quarter fluctuations in revenues and operating results and expect, in the future, to continue to experience short term period-to-period fluctuations in operating results due to general industry or economic conditions.

ITEM 1A. *RISK FACTORS*

In addition to the other information contained in this Form 10-K, we have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, or results of operations. Investors should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment. In addition, these risks and uncertainties may affect the "forward-looking" statements described elsewhere in this Form 10K and in the documents incorporated herein by reference. They could also affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

OUR REVENUES AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECLINE IN OUR STOCK PRICE.

Our future operating results will be subject to quarterly variations based upon a variety of factors, many of which are not within our control. In addition to the other factors discussed in this "Risk Factors" section, factors that could affect our operating results include:

- the success of end products marketed by our customers and our ability to effectively reduce the prices for the products we sell into those end products;
- the cyclical nature of both the semiconductor industry and the markets addressed by our products;
- our transition to a fab-lite strategy;
- our dependence on selling through distributors;
- our increased dependence on independent foundries and their ability to meet our volume, quality and delivery objectives;
- compliance with U.S. and international antitrust, trade and export laws and regulations by us and our distributors;
- fluctuations in currency exchange rates and revenues and costs denominated in foreign currencies, which can adversely affect our operating margins;
- ability of independent assembly contractors to meet our volume, quality and delivery objectives;
- success with disposal or restructuring activities;
- implementation of new manufacturing technologies and fluctuations in manufacturing yields;
- third party intellectual property infringement claims;
- the highly competitive nature of our markets and our ability to keep pace with technological change;
- our dependence on international sales and operations;
- natural disasters, terrorist acts or similar unforeseen events or circumstances;
- assessment of internal controls over financial reporting;
- our ability to maintain good relationships, and our contract terms with our customers and suppliers;
- our compliance with international, federal and state environmental regulations;
- personnel changes;
- accounting for our performance-based restricted stock units;
- anti-takeover effects in our certificate of incorporation and bylaws;
- the unfunded nature of our foreign pension plans and that any requirement to fund these plans could negatively impact our cash position;
- acquisitions we may undertake and the effects on those acquisitions on our operations and financial performance;
- utilization of our manufacturing capacity;
- disruptions in the availability of raw materials which could impact our ability to supply products to our customers;

- product liability claims that may arise, which could result in significant costs and damage to our reputation;
- audits of our income tax returns, both in the U.S. and in foreign jurisdictions;
- global economic and political conditions, especially in light of the recent global economic recession that continues to affect countries throughout the world; and
- costs associated with, and the outcome of, any litigation to which we are, or may become, a party;

Any unfavorable changes in any of these factors could harm our operating results and may result in volatility or a decline in our stock price. In addition, from time to time, our annual revenues and operating results can become increasingly dependent upon orders booked and shipped within a given quarter and, accordingly, our annual results can become less predictable and subject to greater variability.

WE DEPEND SUBSTANTIALLY ON THE SUCCESS OF OUR CUSTOMERS' END PRODUCTS, OUR NEW PRODUCTS AND ON OUR ABILITY TO REDUCE THE AVERAGE SELLING PRICE OF OUR PRODUCTS OVER TIME.

We believe that our future sales will depend substantially on the success of our customers' end products, our new products and our ability to reduce the average selling price of our products over time. Our new products are generally incorporated into our customers' products or systems at their design stage. However, so-called design wins can precede volume sales by a year or more. We may not be successful in achieving design wins or design wins may not result in future revenues, which depend in large part on our customer's ability to sell their end products or systems within the market.

Rapid innovation within the semiconductor industry also continually increases pricing pressure, especially on products containing older technology. We experience that pricing pressure, just as many of our competitors do. Product life cycles are relatively short, and as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis. In turn, demand for older technology falls, causing the price at which such products can be sold to drop, often quickly. As a result, the average selling price of each of our products usually declines as individual products mature and competitors enter the market. To offset average selling price decreases and to continue profitably supplying our products, we rely primarily on reducing costs to manufacture our products, improving our process technologies and production efficiency, increasing product sales to absorb fixed costs and introducing new, higher priced products that incorporate advanced features or integrated technologies to address new or emerging markets. Our operating results could be harmed if such cost reductions, production improvements, increased product sales and new product introductions do not occur in a timely manner.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY CREATES FLUCTUATIONS IN OUR OPERATING RESULTS.

The semiconductor industry has historically been cyclical, characterized by annual seasonality and wide fluctuations in product supply and demand. The semiconductor industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Global semiconductor sales decreased 3% to $249 billion in 2008 and 9% to $226 billion in 2009. Global semiconductor sales increased 32% to $298 billion in 2010 from 2009.

Our operating results have been adversely affected in the past by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of our manufacturing capacity and declining gross margins. In the past, we have recorded significant charges to recognize impairment in the value of our manufacturing equipment, the cost to reduce our workforce, and other restructuring costs. Our business may be harmed in the future by cyclical conditions in the semiconductor industry as a whole and also by any slower growth in any of the specific markets served by our products.

A significant portion of our revenue comes from sales to customers supplying consumer markets and from international sales. As a result, our business may be subject to seasonally lower revenues in particular quarters of our fiscal year. The semiconductor industry has also been affected by significant shifts in consumer demand due to economic downturns or other factors, which can exacerbate the cyclicality within the industry and result in further diminished product demand and production over-capacity. We have, in the past, experienced substantial quarter-to-quarter fluctuations in revenues and operating results and expect, in the future, to continue to experience short term period-to-period fluctuations in operating results due to general industry and economic conditions.

WE COULD EXPERIENCE DISRUPTION OF OUR BUSINESS AS WE TRANSITION TO A FAB-LITE STRATEGY AND INCREASE DEPENDENCE ON INDEPENDENT FOUNDRIES, BECAUSE THOSE FOUNDRIES MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES OR MAY ABANDON FABRICATION PROCESSES THAT WE REQUIRE.

As part of our fab-lite strategy, we have reduced the number of manufacturing facilities we own. In May 2008, we completed the sale of our North Tyneside, United Kingdom wafer fabrication facility. In December 2008, we sold our wafer fabrication operation in Heilbronn, Germany, and in June 2010, we sold our Rousset, France manufacturing operations. As a result, we currently operate only one manufacturing facility in Colorado Springs, Colorado and we increasingly rely on independent third-party foundry manufacturing partners to manufacture certain products. As part of this transition, we have expanded and will continue to expand our foundry relationships by entering into new agreements with third-party foundries. If these agreements are not completed on a timely basis, or the transfer of production is delayed for other reasons, the supply of certain products could be disrupted, which could harm our business. In addition, difficulties in production yields can often occur when transitioning to a new third-party foundry. If our foundries fail to deliver quality products and components on a timely basis, our business could be harmed. For the year ended December 31, 2010, we manufactured approximately 68% of our products in our own wafer fabrication facilities compared to 88% for the year ended December 31, 2009. We expect over time that an ever increasing portion of our wafer fabrication, especially as we seek to expand capacity, will be undertaken by third party foundries.

Implementation of our fab-lite strategy exposes us to the following risks:

- reduced control over delivery schedules and product costs;
- manufacturing costs that are higher than anticipated;
- inability of our manufacturing subcontractors to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;
- possible abandonment of key fabrication processes by our foundry subcontractors for products that are strategically important to us;
- decline in product quality and reliability;
- inability to maintain continuing relationships with our foundries;
- restricted ability to meet customer demand when faced with product shortages; and
- increased opportunities for potential misappropriation of our intellectual property.

If any of the above risks occur, we could experience an interruption in our supply chain or an increase in costs, which could delay or decrease our revenue and adversely affect our business.

We hope to mitigate these risks with a strategy of qualifying multiple foundry subcontractors. However, there can be no guarantee that any strategy will eliminate these risks. Additionally, since most independent foundries are located in foreign countries, we are subject to risks generally associated with

contracting with foreign manufacturers, including currency exchange fluctuations, political and economic instability, trade restrictions, changes in tariff and freight rates and import and export regulations. Accordingly, we may experience problems maintaining expected timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

The terms in which we will be able to obtain wafer production for our products, and the timing and volume of such production will be substantially dependent on future agreements to be negotiated with independent foundries. We cannot be certain that the agreements we reach with such foundries will be on terms reasonable to us. For example, any future agreements with independent foundries may have short terms, may not be renewable, and may provide inadequate certainty regarding the supply and pricing of wafers for our products.

If demand for our product increases significantly, we may not be able to guarantee that our third party foundries will be able to increase their manufacturing capacity to a level that meets our requirements, thereby preventing us from meeting our customer demand and potentially harming our business and customer relationships. Also, even if our independent foundries are able to meet our increased demand, those foundries may decide to charge significantly higher wafer prices to us. That could reduce our gross margins or require us to offset the increased prices by increasing corresponding prices to our customers, either of which could harm our business and operating results.

OUR REVENUES ARE DEPENDENT TO A LARGE EXTENT ON SELLING THROUGH THIRD PARTY DISTRIBUTORS.

Sales through distributors accounted for 57%, 55% and 48% of our net revenues for the years ended December 31, 2010, 2009 and 2008, respectively. We are dependent on our distributors to supplement our direct marketing and sales efforts. Our agreements with third-party distributors can generally be terminated for convenience by either party upon relatively short notice. These agreements are non-exclusive and also permit our distributors to offer our competitors' products.

If any significant distributor or a substantial number of our distributors terminated their relationship with us, decided to market our competitors' products in preference to our products, were unable to sell our products or were unable to pay us for products sold for any reason, our ability to bring our products to market could be adversely affected, we could have difficulty in collecting outstanding receivable balances, or we could incur other charges or adjustments, any of which could have a material adverse effect on our revenues and operating results. For example, in the three months ended December 31, 2008, we recorded a one time bad-debt charge of $12 million related to outstanding invoices after one of our Asian distributors appeared on the U.S. Department of Commerce Entity List.

OUR REVENUE REPORTING IS HIGHLY DEPENDENT ON RECEIVING ACCURATE SELL-THROUGH INFORMATION FROM OUR DISTRIBUTORS. IF WE RECEIVE INACCURATE OR LATE INFORMATION FROM OUR DISTRIBUTORS, OUR FINANCIAL REPORTING COULD BE MISSTATED.

Our revenue reporting is highly dependent on receiving pertinent, accurate and timely data from our distributors. As our distributors resell products, they provide us with periodic data regarding the products sold, including prices, quantities, end customers, and the amount of our products they still have in stock. Because the data set is large and complex and because there may be errors in the reported data, we must use estimates and apply judgments to reconcile distributors' reported inventories to their activities. Actual results could vary unfavorably from our estimates, which could affect our operating results and could adversely affect our business.

IN SOME CASES, WE PROVIDE PRICE PROTECTION TO OUR DISTRIBUTORS ON THE INVENTORY THEY CARRY. SIGNIFICANT DECLINES IN THE VALUE OF THAT INVENTORY, OR OTHER PRICE DECLINES IN OUR PRODUCTS, MAY REQUIRE US TO UNDERTAKE INVENTORY WRITE-DOWNS OR OTHER EXPENSES TO REIMBURSE OUR DISTRIBUTORS FOR THOSE CHANGES IN VALUE.

Distributors typically maintain an inventory of our products. For certain distributors, we have signed agreements that protect the value of their inventory of our products against price reductions, as well as provide for rights of return under specific conditions. Certain agreements with our distributors also contain standard stock rotation provisions permitting limited levels of product returns. We defer the gross margins on our sales to these distributors until the applicable products are re-sold by the distributors and reported to us. However, in the event of an unexpected significant decline in the price of our products or significant return of unsold inventory, we may experience inventory write-downs, charges to reimburse costs incurred by distributors, or other charges or adjustments, any of which could result in a material adverse impact to our revenues and operating results.

WE BUILD SEMICONDUCTORS BASED, FOR THE MOST PART, ON NON-BINDING FORECASTS FROM OUR CUSTOMERS. AS A RESULT, CHANGES TO FORECASTS FROM ACTUAL DEMAND MAY RESULT IN EXCESS INVENTORY OR OUR INABILITY TO FILL CUSTOMER ORDERS ON A TIMELY BASIS, WHICH MAY HARM OUR BUSINESS.

We schedule production and build semiconductor devices based primarily on non-binding forecasts from customers and our own internal forecasts. Typically, customer orders, consistent with general industry practices, may be cancelled or rescheduled with short notice to us. In addition, our customers frequently place orders requesting product delivery in a much shorter period than our lead time to fully fabricate and test devices. Because the markets we serve are volatile and subject to rapid technological, price and end user demand changes, our forecasts of unit quantities to build may be significantly incorrect. Changes to forecasted demand from actual demand may result in us producing unit quantities in excess of orders from customers, which could result in the need to record additional expense for the write-down of inventory and negatively affect our gross margins and results of operations.

Our forecasting risks may increase as we transition to a fab-lite strategy because we will have less control over modifying production schedules to match changes in forecasted demand. If we commit to obtaining foundry wafers and cannot cancel or reschedule commitments without material costs or cancellation penalties, we may be forced to purchase inventory in excess of demand, which could result in a write-down of inventories and negatively affect our gross margins and results of operations.

Conversely, failure to produce or obtain sufficient wafers for increased demand could cause us to miss revenue opportunities and could affect our customers' ability to sell products, which could adversely affect our customer relationships and thereby materially adversely affect our business, financial condition and results of operations. For example, for the year ended December 31, 2010, shipments of our ASIC and memory products were unfavorably affected by limited production capacity, as we allocated wafers to microcontroller customers in an effort to meet significantly increased demand for those products during 2010. In order to support our ASIC and memory customers in 2011, we have increased orders for wafers from independent foundries.

OUR INTERNATIONAL SALES AND OPERATIONS ARE SUBJECT TO COMPLEX LAWS RELATING TO TRADE, EXPORT CONTROLS, FOREIGN CORRUPT PRACTICES AND ANTI-BRIBERY LAWS AMONG MANY OTHERS, AND A VIOLATION OF, OR CHANGE IN, THESE LAWS COULD ADVERSELY AFFECT OUR OPERATIONS.

For hardware, software or technology exported from, or otherwise subject to the jurisdiction of, the United States, we are subject to U.S. laws and regulations governing international trade and exports,

including, but not limited to the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and trade sanctions against embargoed countries and destinations administered by the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC"). Hardware, software and technology exported from other countries may also be subject to local laws and regulations governing international trade. Under these laws and regulations, we are responsible for obtaining all necessary licenses and approvals for exports of hardware, software and technology, as well as the provision of technical assistance. We are also required to obtain all necessary export licenses prior to transferring technical data or software to foreign persons. In addition, we are required to obtain necessary export licenses prior to the export or re-export of hardware, software and technology to any person identified on the U.S. Department of Commerce Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals or Blocked Persons List or the Department of State's Debarred List. Products for use in nuclear, chemical/biological weapons, rocket systems or unmanned air vehicle applications also require similar export licenses.

We are enhancing our export compliance program, including analyzing product shipments and technology transfers. We are also working with U.S. government officials to ensure compliance with applicable U.S. export laws and regulations and developing additional operational procedures. However, export laws and regulations are highly complex and vary from jurisdiction to jurisdiction and a determination by U.S. or local governments that we have failed to comply with one or more of these export control laws or trade sanctions, including failure to properly restrict an export to the persons or countries set forth on government restricted party lists, could result in significant civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenues from certain customers and exclusion from participation in U.S. government contracts. Further, a change in these laws and regulations could restrict our ability to export to previously permitted countries, customers, distributors, foundries or other third parties. We have, in the past, previously experienced a situation in which one of our distributors was added to the U.S. Department of Commerce Entity List, resulting in our terminating our relationship with that distributor. Any one or more of these sanctions or a change in law or regulations could have a material adverse effect on our business, financial condition and results of operations.

We are also subject to complex laws that seek to regulate the payment of bribes or other forms of compensation to foreign officials or persons affiliated with companies or organizations in which foreign governments may own an interest or exercise control. The Foreign Corrupt Practices Act in the United States requires United States companies to comply with an extensive legal framework to prevent bribery of foreign officials. The laws are complex and require that we closely monitor local practices of our overseas offices. The United States Department of Justice has recently heightened enforcement of these laws. In addition, other countries continue to implement similar laws that may have extra-territorial effect. The United Kingdom, where we have operations, has recently adopted, but not yet implemented, the U.K. Bribery Act that could impose significant oversight obligations on us and could have application to our operations outside of the United Kingdom. The costs for complying with these and similar laws may be significant and could reasonably be expected to require significant management time and focus. Any violation of these or similar laws, intentional or unintentional, could have a material adverse effect on our business, financial condition or results of operations.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD NEGATIVELY AFFECT OUR FINANCIAL RESULTS AND CASH FLOWS, AND REVENUES AND COSTS DENOMINATED IN FOREIGN CURRENCIES COULD ADVERSELY AFFECT OUR OPERATING RESULTS AS A RESULT OF FOREIGN CURRENCY MOVES AGAINST THE DOLLAR.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse effect on our financial results and cash flows. Our primary exposure relates to operating expenses in Europe.

When we take an order denominated in a foreign currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we ship our product. This would reduce our revenue. Conversely, revenues will be positively impacted if the local currency strengthens against the dollar. For example, in Europe, where we have costs denominated in European currencies, costs will decrease if the local currency weakens. Conversely, all costs will increase if the local currency strengthens against the dollar. The net effect of average exchange rates for the year ended December 31, 2010, compared to the average exchange rates for the year ended December 31, 2009, resulted in a decrease in income from operations of $12 million. This impact is determined assuming that all foreign currency denominated transactions that occurred for the year ended December 31, 2010 were recorded using the average foreign currency exchange rates in the same period in 2009.

We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Similarly, we face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. We have not historically sought to hedge our foreign currency exposure, although we may determine to do so in the future.

WE DEPEND ON INDEPENDENT ASSEMBLY CONTRACTORS WHICH MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND WHICH MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES.

After wafer testing, we ship the wafers to one of our independent assembly contractors located in China, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan or Thailand where the wafers are separated into die, packaged and, in some cases, further tested. Our reliance on independent contractors to assemble, package and test our products may expose us to significant risks, including the following:

- reduced control over quality and delivery schedules;
- the potential lack of adequate capacity;
- discontinuance or phase-out of our contractors' assembly processes;
- inability of our contractors to develop and maintain assembly and test methods and equipment that are appropriate for our products;
- lack of long-term contracts and the potential inability to secure strategically important service contracts on favorable terms, if at all; and
- increased opportunities for potential misappropriation of our intellectual property.

In addition, our independent contractors may not continue to assemble, package and test our products for a variety of reasons. Moreover, because our independent contractors are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions, including export controls, and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

WE MAY FACE BUSINESS DISRUPTION RISKS, AS WELL AS THE RISK OF SIGNIFICANT UNANTICIPATED COSTS, AS WE CONSIDER CHANGES IN OUR BUSINESS AND ASSET PORTFOLIO.

We are continually reviewing potential changes in our business and asset portfolio throughout our worldwide operations, including those located in Europe, in order to enhance our overall competitiveness and viability. Disposal and restructuring activities that we have taken, and may take in the future, can divert significant time and resources, can involve substantial costs and lead to production and product

development delays and may fail to enhance our overall competitiveness and viability as intended, any of which can negatively impact our business. Since 2008, we have sold three manufacturing facilities and completed one other significant asset sale.

We have in the past and may, in the future, experience labor union or workers council objections, or labor unrest actions (including possible strikes), when we seek to reduce our manufacturing or operating facilities in Europe and other regions. Many of our operations are located in countries and regions that have extensive employment regulations that we must comply with in order to reduce our workforce, and we may incur significant costs to complete such exercises. Any of those events could have an adverse effect on our business and operating results.

We continue to evaluate the existing restructuring accruals related to restructuring plans previously implemented. As a result, there may be additional restructuring charges or reversals or recoveries of previous charges. However, we may incur additional restructuring and asset impairment charges in connection with additional restructuring plans adopted in the future. Any such restructuring or asset impairment charges recorded in the future could significantly harm our business and operating results.

OUR PERIODIC DISPOSAL ACTIVITIES HAVE IN THE PAST AND MAY, IN THE FUTURE, TRIGGER IMPAIRMENT CHARGES AND/OR RESULT IN A LOSS ON SALE OF ASSETS.

Our disposal activities have in the past and may, in the future, trigger restructuring, impairment and other accounting charges and/or result in a loss on sale of assets. Any of these charges or losses could cause the price of our common stock to decline.

For example, in the fourth quarter of 2009, we announced that we entered into an exclusivity agreement with LFoundry GmbH for the purchase of our manufacturing operations in Rousset, France. As a result of this agreement, we determined that certain assets and liabilities were no longer included in the disposal group as they were not being acquired or assumed by the buyer, and as result, we reclassified these assets and liabilities back to held and used as of December 31, 2009 and recorded an asset impairment charge of $80 million. In determining any potential write down of these assets and liabilities, we considered both the net book value of the disposal group, which was $83 million, and the related credit balance of $129 million for foreign currency translation adjustments ("CTA balance") that is recorded within stockholders' equity. As a result, no impairment charge was recorded for the disposal group as its carrying value, net of the CTA balance, could not be reduced to below zero. In the three months ended June 30, 2010, the CTA balance remaining in stockholders' equity of $97 million was released. In the three months ended June 30, 2010, we recorded an additional $12 million asset impairment charge.

TO OBTAIN CAPACITY, WE MAY SOMETIMES ENTER INTO "TAKE-OR-PAY" AGREEMENTS WITH WAFER MANUFACTURERS. IF THE PRICING FOR THOSE WAFERS EXCEEDS THE PRICES WE COULD HAVE OTHERWISE OBTAINED IN THE OPEN MARKET, WE MAY INCUR A CHARGE TO OUR OPERATING RESULTS.

In connection with the sale of our manufacturing operations in Rousset, France in June 2010, we entered into a manufacturing services agreement pursuant to which we will purchase wafers from LFoundry until 2014 on a "take-or-pay" basis. If the purchase price of the wafers under that type of agreement is higher than the fair value of the wafers at the time of purchase, based on the pricing we could have obtained from third-party foundries, we would be required to take a charge to our financial statements to reflect the above market price we have agreed to pay. In 2010, we recorded a charge of $92 million for the three months ended June 30, 2010 to reflect above market wafer prices that we were required to pay under our LFoundry agreement.

Similarly, in connection with the sale of our manufacturing operations in Heilbronn, Germany in December 2008, we entered into a wafer supply agreement pursuant to which we will purchase wafers from Telefunken Semiconductors GmbH & Co. KG ("TSG"). Under the supply agreement, we purchase wafers

at cost in Euros, which represents their fair value at the time of purchase. This commitment is equivalent to approximately 22 million Euros as of December 31, 2010.

IF WE ARE UNABLE TO IMPLEMENT NEW MANUFACTURING TECHNOLOGIES OR FAIL TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS, OUR BUSINESS WOULD BE HARMED.

Whether demand for semiconductors is rising or falling, we are constantly required by competitive pressures in the industry to successfully implement new manufacturing technologies in order to reduce the geometries of our semiconductors and produce more integrated circuits per wafer. We are developing processes that support effective feature sizes as small as 0.13-microns, and we are studying how to implement advanced manufacturing processes with even smaller feature sizes such as 0.065-microns.

Fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. Whether through the use of our foundries or third-party manufacturers, we may experience problems in achieving acceptable yields in the manufacture of wafers, particularly during a transition in the manufacturing process technology for our products.

We have previously experienced production delays and yield difficulties in connection with earlier expansions of our wafer fabrication capacity or transitions in manufacturing process technology. Production delays or difficulties in achieving acceptable yields at any of our fabrication facilities or at the fabrication facilities of our third-party manufacturers could materially and adversely affect our operating results. We may not be able to obtain the additional cash from operations or external financing necessary to fund the implementation of new manufacturing technologies.

WE MAY FACE THIRD PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN LOSS OF SIGNIFICANT RIGHTS.

The semiconductor industry is characterized by vigorous protection and pursuit of IP rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. From time to time we receive communications from third parties asserting patent or other IP rights covering our products or processes. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and make regular corresponding royalty payments, which may harm our operating results.

We have in the past been involved in intellectual property infringement lawsuits, which adversely affected our operating results. It is possible that we will be involved in other intellectual property infringement lawsuits in the future. The cost of defending against such lawsuits, in terms of management time and attention, legal fees and product delays, can be substantial. If such infringement lawsuits are successful, we may be prohibited from using the technologies at issue in the lawsuits, and if we are unable to obtain a license on acceptable terms, license a substitute technology or design new technology to avoid infringement, our business and operating results may be significantly harmed.

Many of our new and existing products and technologies are intended to address needs in specialized and emerging markets. Given the aggressive pursuit and defense of intellectual property rights that is typical in the semiconductor industry, we expect to see an increase in intellectual property litigation in many of the key markets that our products and technologies serve in the future. An increase in infringement lawsuits within these markets generally, even if they do not involve us, may divert management's attention and resources, which may seriously harm our business, results of operations and financial condition.

As is customary in the semiconductor industry, our standard contracts provide remedies to our customers, such as defense, settlement, or payment of judgments for intellectual property claims related to the use of our products. From time to time, we will indemnify customers against combinations of loss, expense, or liability related to the sale and the use of our products and services. Even if claims or litigation against us are not valid or successfully asserted, these claims could result in significant costs and diversion of the attention of management and other key employees to defend.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOSS OF MARKET SHARE.

We operate in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as Cypress, Freescale, Fujitsu, Hitachi, Infineon, Intel, Microchip, NXP Semiconductors, ON Semiconductor, Renesas, Samsung, Spansion, STMicroelectronics, Synaptics and Texas Instruments. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we introduce new products we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last several years, we have experienced significant price competition in several business segments, especially in our nonvolatile memory segment for EPROM, Serial EEPROM and Flash memory products, as well as in our commodity microcontrollers. We expect continuing competitive pressures in our markets from existing competitors, new entrants, new technology and cyclical demand, among other factors; will likely maintain the recent trend of declining average selling prices for our products.

In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes;
- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies;
- the rate at which customers incorporate our products into their systems;
- product introductions by our competitors;
- the number and nature of our competitors in a given market;
- our ability to minimize production costs by outsourcing our manufacturing, assembly and testing functions; and
- general market and economic conditions.

Many of these factors are outside of our control, and may cause us to be unable to compete successfully in the future, which would materially harm our business.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

Our future success substantially depends on our ability to develop and introduce new products which compete effectively on the basis of price and performance and which address customer requirements. We are continually designing and commercializing new and improved products to maintain our competitive position. These new products typically are more technologically complex than their predecessors, and thus have increased potential for delays in their introduction.

The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Our development of new products and our customers' decisions to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of our products may be adversely affected by competing products or by technologies serving the markets addressed by our products. Our qualification process involves multiple cycles of testing and improving a product's functionality to ensure that our products operate in accordance with design specifications. If we experience delays in the introduction of new products, our future operating results could be adversely affected.

In addition, new product introductions frequently depend on our development and implementation of new process technologies, and our future growth will depend in part upon the successful development and market acceptance of these process technologies. Our integrated solution products require more technically sophisticated sales and marketing personnel to market these products successfully to customers. We are developing new products with smaller feature sizes, the fabrication of which will be substantially more complex than fabrication of our current products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development or marketing and sales efforts may not be successful, our new products may not achieve market acceptance and price expectations for our new products may not be achieved, any of which could significantly harm our business.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS RISKS.

Net revenues outside the United States accounted for 84%, 83% and 86% of our net revenues in years ended December 31, 2010, 2009 and 2008, respectively. We expect that revenues derived from international sales will continue to represent a significant portion of net revenues. International sales and operations are subject to a variety of risks, including:

- greater difficulty in protecting intellectual property;
- reduced flexibility and increased cost of staffing adjustments;
- longer collection cycles;
- legal and regulatory requirements, including antitrust laws, import and export regulations, trade barriers, tariffs and tax laws, and environmental and privacy regulations and changes to those laws and regulations; and
- general economic and political conditions in these foreign markets.

Some of our distributors, independent foundries, independent assembly, packaging and test contractors and other business partners also have international operations and are subject to the risks described above. Even if we are able to manage the risks of international operations successfully, our business may be adversely affected if our distributors, independent foundries and contractors and other business partners are not able to manage these risks successfully.

OUR OPERATIONS AND FINANCIAL RESULTS COULD BE HARMED BY BUSINESS INTERRUPTIONS, NATURAL DISASTERS, TERRORIST ACTS OR OTHER EVENTS BEYOND OUR CONTROL.

Our operations are vulnerable to interruption by fire, earthquake, volcanoes, power loss, telecommunications failure and other events beyond our control. We do not have a comprehensive disaster recovery plan. In addition, business interruption insurance may not be enough to compensate us for losses that may occur and any losses or damages incurred by us as a result of business interruptions could significantly harm our business.

In recent years, based on insurance market conditions, we have relied to a greater degree on self-insurance. For example, we now self-insure property losses up to $10 million per event. Our headquarters, some of our manufacturing facilities, the manufacturing facilities of third party foundries and some of our major suppliers' and customers' facilities are located near major earthquake faults and in potential terrorist target areas. If a major earthquake, other disaster or a terrorist act affects us and insurance coverage is unavailable for any reason, we may need to spend significant amounts to repair or replace our facilities and equipment, we may suffer a temporary halt in our ability to manufacture and transport products and we could suffer damages that could materially adversely harm our business, financial condition and results of operations.

A LACK OF EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING COULD RESULT IN AN INABILITY TO ACCURATELY REPORT OUR FINANCIAL RESULTS, WHICH COULD LEAD TO A LOSS OF INVESTOR CONFIDENCE IN OUR FINANCIAL REPORTS AND HAVE AN ADVERSE EFFECT ON OUR STOCK PRICE.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, deficiencies in our internal controls. Evaluations of the effectiveness of our internal controls in the future may lead our management to determine that internal control over financial reporting is no longer effective. Such conclusions may result from our failure to implement controls for changes in our business or from deterioration in the degree of compliance with our policies or procedures.

A failure to maintain effective internal control over financial reporting, including a failure to implement effective new controls to address changes to our business, could result in a material misstatement of our consolidated financial statements could cause us to fail to meet our financial reporting obligations. Any material misstatement of our consolidated financial statements or cause us to fail to meet our financial reporting obligations, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price. In addition, any material misstatement of our consolidated financial statements could cause us to fail to meet our financial reporting obligations, could subject us to significant civil or criminal actions and increased U.S. regulatory focus, all of which would divert management's time and our resources and could harm our business and reputation.

PROBLEMS THAT WE EXPERIENCE WITH KEY CUSTOMERS MAY HARM OUR BUSINESS.

Our ability to maintain close, satisfactory relationships with large customers is important to our business. A reduction, delay, or cancellation of orders from our large customers would harm our business. The loss of one or more of our key customers, or reduced orders by any of our key customers, could harm our business and results of operations. Moreover, our customers may vary order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods. Our business is organized into four operating segments (see Note 14 of Notes to Consolidated Financial Statements for further discussion). The principal customers in each of our markets are described in "Business — Principal Markets and Customers."

WE ARE NOT PROTECTED BY LONG-TERM SUPPLY CONTRACTS WITH OUR CUSTOMERS.

We do not typically enter into long-term supply contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

WE ARE SUBJECT TO ENVIRONMENTAL, HEALTH AND SAFETY REGULATIONS, WHICH COULD IMPOSE UNANTICIPATED REQUIREMENTS ON OUR BUSINESS IN THE FUTURE. ANY FAILURE TO COMPLY WITH CURRENT OR FUTURE ENVIRONMENTAL REGULATIONS MAY SUBJECT US TO LIABILITY OR SUSPENSION OF OUR MANUFACTURING OPERATIONS.

We are subject to a variety of environmental laws and regulations in each of the jurisdictions in which we operate governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. We could incur significant costs as a result of any failure by us to comply with, or any liability we may incur under, environmental, health and safety laws and regulations, including the limitation or suspension of production, monetary fines or civil or criminal sanctions, clean-up costs or other future liabilities in excess of our reserves. We are also subject to laws and regulations governing the recycling of our products, the materials that may be included in our products, and our obligation to dispose of our products at the end of their useful life. For example, the European Directive 2002/95/Ec on restriction of hazardous substances (RoHS Directive) bans the placing on the European Union market of new electrical and electronic equipment containing more than specified levels of lead and other hazardous compounds. As more countries enact requirements like the RoHS Directive, and as exemptions are phased out, we could incur substantial additional costs to convert the remainder of our portfolio, conduct required research and development, alter manufacturing processes, or adjust supply chain management. Such changes could also result in significant inventory obsolescence. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes. We also are subject to cleanup obligations at properties that we currently own or at facilities that we may have owned in the past or at which we conducted operations. In the event of the discovery of new or previously unknown contamination, additional requirements with respect to existing contamination, or the imposition of other cleanup obligations at these or other sites for which we are responsible, we may be required to take remedial or other measures that could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY SERIOUSLY HARM OUR BUSINESS.

Our future success depends in large part on the continued service of our key technical and management personnel, and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and in the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

ACCOUNTING FOR OUR PERFORMANCE-BASED RESTRICTED STOCK UNITS IS SUBJECT TO JUDGMENT AND MAY LEAD TO UNPREDICTABLE EXPENSE RECOGNITION.

We have issued performance-based restricted stock units to eligible employees, entitling those employees to a maximum of approximately ten million shares of our common stock under our 2005 Stock Plan, if specified performance criteria are met.

We recognize the stock-based compensation expense for performance-based restricted stock units when we believe it is probable that we will achieve the specified performance criteria. If achieved, the award vests. If the performance goals are not met, no compensation expense is recognized and any previously recognized compensation expense is reversed. The expected cost of each award is reflected over the performance period and is reduced for estimated forfeitures. We are required to reassess this probability at each reporting date, and any change in our forecasts may result in an increase or decrease to the expense recognized.

For the years ended December 31, 2010, 2009 and 2008, we recorded stock-based compensation expense related to performance-based restricted stock units of $25 million, $1 million and $2 million, respectively, as we believe that it is probable that the performance criteria will be achieved and that the performance shares granted will vest during the performance period. If we are incorrect in those assumptions, we could be required to reverse those expenses in our consolidated financial statements of operations.

SYSTEM INTEGRATION DISRUPTIONS COULD HARM OUR BUSINESS.

We periodically make enhancements to our integrated financial and supply chain management systems. The enhancement process is complex, time-consuming and expensive. Operational disruptions during the course of such processes or delays in the implementation of such enhancements could impact our operations. Our ability to forecast sales demand, ship products, manage our product inventory and record and report financial and management information on a timely and accurate basis could be impaired while we are making these enhancements.

PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS MAY HAVE ANTI-TAKEOVER EFFECTS.

Certain provisions of our Restated Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our board of directors has the authority to issue up to five million shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

OUR FOREIGN PENSION PLANS ARE UNFUNDED, AND ANY REQUIREMENT TO FUND THESE PLANS IN THE FUTURE COULD NEGATIVELY AFFECT OUR CASH POSITION AND OPERATING CAPITAL.

We sponsor defined benefit pension plans that cover substantially all of our French and German employees. Plan benefits are managed in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. Pension benefits payable totaled $27 million at December 31, 2010 and $29 million at December 31, 2009. The plans are non-funded, in compliance with local statutory regulations, and we have no immediate intention of funding these plans. Benefits are paid when amounts become due, commencing when participants retire. We expect to pay approximately $0.4 million in 2011 for benefits earned. Should legislative regulations require complete or partial funding of these plans in the future, it could negatively affect our cash position and operating capital.

FUTURE ACQUISITIONS MAY RESULT IN UNANTICIPATED ACCOUNTING CHARGES OR OTHERWISE ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND RESULT IN DIFFICULTIES IN ASSIMILATING AND INTEGRATING THE OPERATIONS, PERSONNEL, TECHNOLOGIES, PRODUCTS AND INFORMATION SYSTEMS OF ACQUIRED COMPANIES OR BUSINESSES, OR BE DILUTIVE TO EXISTING STOCKHOLDERS.

A key element of our business strategy includes expansion through the acquisition of businesses, assets, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our skilled engineering workforce or enhance our technological capabilities. Between January 1, 1999 and December 31, 2010, we acquired four companies and assets of five other businesses. We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, and the purchase or sale of assets, including tangible and intangible assets such as intellectual property.

Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses. We have in the past experienced and may in the future experience, delays in the timing and successful integration of an acquired company's technologies and product development through volume production, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation and increase our expenses. These challenges are magnified as the size of the acquisition increases. Furthermore, these challenges would be even greater if we acquired a business or entered into a business combination transaction with a company that was larger and more difficult to integrate than the companies we have historically acquired.

Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense and the recording and later amortization of amounts related to certain purchased intangible assets, any of which items could negatively impact our results of operations. In addition, we may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the price of our common stock to decline. Effective January 1, 2009, we adopted an amendment to the accounting standard on business combinations. The accounting standard will have an impact on our consolidated financial statements, depending upon the nature, terms and size of the acquisitions we consummate in the future.

Acquisitions or asset purchases made entirely or partially for cash may reduce our cash reserves. We may seek to obtain additional cash to fund an acquisition by selling equity or debt securities. Any issuance of equity or convertible debt securities may be dilutive to our existing stockholders.

We cannot assure you that we will be able to consummate any pending or future acquisitions or that we will realize any anticipated benefits from any of our historic or future acquisitions. We may not be able to find suitable acquisition opportunities that are available at attractive valuations, if at all. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms, and any decline in the price of our common stock may make it significantly more difficult and expensive to initiate or consummate additional acquisitions.

We are required under U.S. GAAP to test goodwill for possible impairment on an annual basis and at any other time that circumstances arise indicating the carrying value may not be recoverable. At December 31, 2010, we had $55 million of goodwill. We completed our annual test of goodwill impairment in the fourth quarter of 2010 and concluded that we did not have any impairment at that time. However, if we continue to see deterioration in the global economy and the current market conditions in the

semiconductor industry worsen, the carrying amount of our goodwill may no longer be recoverable, and we may be required to record a material impairment charge, which would have a negative impact on our results of operations.

WE MAY NOT BE ABLE TO EFFECTIVELY UTILIZE ALL OF OUR MANUFACTURING CAPACITY, WHICH MAY NEGATIVELY IMPACT OUR BUSINESS.

The manufacture and assembly of semiconductor devices requires significant fixed investment in manufacturing facilities, specialized equipment, and a skilled workforce. If we are unable to fully utilize our own fabrication facilities due to decreased demand, significant shift in product mix, obsolescence of the manufacturing equipment installed, lower than anticipated manufacturing yields, or other reasons, our operating results will suffer. Our inability to produce at anticipated output levels could include delays in the recognition of revenue, loss of revenue or future orders or customer-imposed penalties for failure to meet contractual shipment deadlines.

Gross margins were positively impacted for the year ended December 31, 2010 by higher overall shipment levels, increased production levels and factory loading at our wafer fabrication facilities, and a more favorable mix of higher margin microcontroller products included in our net revenues. If we are unable to operate our manufacturing facilities at optimal production levels, our operating costs will increase and gross margin and results from operations will be negatively affected.

DISRUPTIONS TO THE AVAILABILITY OF RAW MATERIALS CAN AFFECT OUR ABILITY TO SUPPLY PRODUCTS TO OUR CUSTOMERS, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

The manufacture of semiconductor devices requires specialized raw materials, primarily certain types of silicon wafers. We generally utilize more than one source to acquire these wafers, but there are only a limited number of qualified suppliers capable of producing these wafers in the market. In addition, the raw materials, which include specialized chemicals and gases, and the equipment necessary for our business, could become more difficult to obtain as worldwide use of semiconductors in product applications increases. We have experienced supply shortages from time to time in the past, and on occasion our suppliers have told us they need more time than expected to fill our orders. Any significant interruption of the supply of raw materials could harm our business.

WE COULD FACE PRODUCT LIABILITY CLAIMS THAT RESULT IN SIGNIFICANT COSTS AND DAMAGE TO OUR REPUTATION WITH CUSTOMERS, WHICH WOULD NEGATIVELY AFFECT OUR OPERATING RESULTS.

All of our products are sold with a limited warranty. However, we could incur costs not covered by our warranties, including additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting their defective products, costs for product recalls or other damages. These costs could be disproportionately higher than the revenue and profits we receive from the sales of our products.

Our products have previously experienced, and may in the future experience, manufacturing defects, software or firmware bugs, or other similar quality problems. If any of our products contain defects or bugs, or have reliability, quality or compatibility problems, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers and attract new customers. In addition, any defects, bugs or other quality problems could interrupt or delay sales or shipment of our products to our customers.

We have implemented significant quality control measures to mitigate these risks; however, it is possible that products shipped to our customers will contain defects, bugs or other quality problems, such problems may divert our technical and other resources from other development efforts. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur significant additional costs or delay shipments for revenue, which would negatively affect our business, financial condition and results of operations.

THE OUTCOME OF CURRENTLY ONGOING AND FUTURE AUDITS OF OUR INCOME TAX RETURNS, BOTH IN THE U.S. AND IN FOREIGN JURISDICTIONS, COULD HAVE AN ADVERSE EFFECT ON OUR NET INCOME AND FINANCIAL CONDITION.

We are subject to continued examination of our income tax returns by the Internal Revenue Service and other foreign and domestic tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. While we believe that the resolution of these audits will not have a material adverse effect on our results of operations, the outcome is subject to significant uncertainties. If we are unable to obtain agreements with the tax authority on the various proposed adjustments, there could be an adverse material impact on our results of operations, cash flows and financial position.

OUR LEGAL ENTITY ORGANIZATIONAL STRUCTURE IS COMPLEX, WHICH COULD RESULT IN UNANTICIPATED UNFAVORABLE TAX OR OTHER CONSEQUENCES, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR NET INCOME AND FINANCIAL CONDITION. WE CURRENTLY HAVE OVER 40 ENTITIES GLOBALLY AND SIGNIFICANT INTERCOMPANY LOANS BETWEEN ENTITIES.

We currently operate legal entities in countries where we conduct manufacturing, design, and sales operations around the world. In some countries, we maintain multiple entities for tax or other purposes. Changes in tax laws, regulations, and related interpretations in the countries in which we operate may adversely affect our results of operations.

We also have significant unsettled intercompany balances that could result in adverse tax or other consequences affecting our capital structure, intercompany interest rates and legal structure. We initiated a program in 2010 to reduce the complexity of our legal entity structure, reduce our potential tax exposure in many jurisdictions and reduce our intercompany loan balances. Despite these efforts, we may incur additional income tax or other expense related to our global operations, loan settlements or loan restructuring activities, or incur additional costs related to legal entity restructuring or dissolution efforts.

FROM TIME TO TIME WE RECEIVE GRANTS FROM GOVERNMENTS, AGENCIES AND RESEARCH ORGANIZATIONS. IF WE ARE UNABLE TO COMPLY WITH THE TERMS OF THOSE GRANTS, WE MAY NOT BE ABLE TO RECEIVE OR RECOGNIZE GRANT BENEFITS OR WE MAY BE REQUIRED TO REPAY GRANT BENEFITS PREVIOUSLY PAID TO US AND RECOGNIZE RELATED CHARGES, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL POSITION.

From time to time, we receive economic incentive grants and allowances from European governments, agencies and research organizations targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive, headcount, capital and research and development expenditure and other covenants that must be met to receive and retain grant benefits and these programs can be subjected to periodic review by the relevant governments. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. For example, in the three months ended March 31, 2008, we repaid $40 million of government grants as a result of closing our North Tyneside manufacturing facility. In addition, we may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to our plans for headcount, project spending, or capital investment relative to target levels agreed with government agencies at any of these specific locations. If we are unable to comply with any of the covenants in the grant agreements we may face adverse actions from the government agencies providing the grants and our results of operations and financial position could be materially adversely affected.

CURRENT AND FUTURE LITIGATION AGAINST US COULD BE COSTLY AND TIME CONSUMING TO DEFEND.

We are subject to legal proceedings and claims that arise in the ordinary course of business. See Item 3 of this Form 10-K. Litigation may result in substantial costs and may divert management's attention and resources, which may seriously harm our business, results of operations, financial condition and liquidity.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

At December 31, 2010, we owned the following facilities:

Number of Buildings	Location	Total Square Feet	Use
1	San Jose, California	291,000	Corporate headquarters offices, research and development, sales and marketing, product design, final product testing
6	Colorado Springs, Colorado	603,000	Wafer fabrication, research and development, marketing, product design, final product testing
4	Heilbronn, Germany	778,000	Research and development, marketing and product design. Primarily leased to other semiconductor companies.
2	Calamba City, Philippines	338,000	Probe operations and final product testing
5	Rousset, France	815,000	Research and development, marketing and product design. Primarily leased to other semiconductor companies.

In addition to the facilities we own, we lease numerous research and development facilities and sales offices in North America, Europe and Asia. We believe that existing facilities are adequate for our current requirements.

We do not identify facilities or other assets by operating segment. Each facility serves or supports multiple products and our product mix changes frequently.

ITEM 3. *LEGAL PROCEEDINGS*

We are party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur in any of the legal proceedings described below, there exists the possibility of a material adverse effect on our results of operations and cash flows. We have accrued for losses related to the litigation described below that we considers reasonably possible and for which the loss can be reasonably estimated in accordance with FASB requirements. In the event that a loss cannot be reasonably estimated, we have not accrued for such losses. As we continue to monitor these matters, however, our determination could change and we may decide to establish an appropriate reserve in the future. With respect to each of the matters below, except where noted otherwise, management has

determined a potential loss is not reasonably possible at this time and, accordingly, no amount has been accrued at December 31, 2010. Management makes a determination as to when a potential loss is reasonably possible based on relevant accounting literature. However, due to the inherent uncertainty of these matters, except as otherwise noted, management does not believe that the amount of loss or a range of possible losses is reasonably estimable.

Derivative Litigation. From July through September 2006, six stockholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be company stockholders and purporting to act on the company's behalf, naming the company as a nominal defendant and some of its current and former officers and directors as defendants. Additional derivative actions were filed in the United States District Court for the Northern District of California (later consolidated with the previously-filed federal derivative actions) and the Delaware Chancery Court. All the suits contained various causes of action relating to the timing of stock option grants awarded by the company. In June 2008, the federal district court denied our motion to dismiss for failure to make a demand on the board, and granted in part and denied in part motions to dismiss filed by the individual defendants. On March 31, 2010, that court entered an order approving a partial global settlement of these actions, and several other actions seeking to compel inspection of our books and records. Among other things, the settlement resolved all claims against all defendants, except our former general counsel, James Michael Ross, related to the allegations and/or matters set forth in all the derivative actions. The terms of the settlement provided for: (1) a direct financial benefit to the company of $9.7 million; (2) the adoption and/or implementation of a variety of corporate governance enhancements, particularly in the way we grant and document grants of employee stock option awards; (3) the payment by us of plaintiffs' counsels' attorneys' fees, costs, and expenses in the amount of $4.9 million (which we paid on April 8, 2010); and (4) the release of claims by and between the settling parties and dismissal with prejudice of all claims against the settling defendants. On August 13, 2010, the Court approved a settlement of the remaining claims between us, plaintiffs and Mr. Ross related to our historical stock option granting practices. The settlement provided for: (a) payments to the company by our insurers totaling $2.9 million; (b) the dismissal with prejudice and release of the remaining claims against Mr. Ross; and (c) the dismissal without prejudice of Mr. Ross's related lawsuit against the company in Delaware Chancery Court (described below).

Matheson Litigation. On September 28, 2007, Matheson Tri-Gas ("MTG") filed suit against us in Texas state court in Dallas County. Plaintiff alleges claims for: (1) breach of contract for the company's alleged failure to pay minimum payments under a purchase requirements contract; (2) breach of contract under a product supply agreement; and (3) breach of contract for failure to execute a process gas agreement. MTG seeks unspecified damages, pre- and post-judgment interest, attorneys' fees and costs. In late November 2007, we filed an answer denying liability. In July 2008, we filed an amended answer, counterclaim and cross claim seeking among other things a declaratory judgment that a termination agreement cut off any claim by MTG for additional payments. In an Order entered on June 26, 2009, the Court granted our motion for partial summary judgment dismissing MTG's breach of contract claims relating to the requirements contract and the product supply agreement. The parties dismissed the remaining claims and, on August 26, 2009, the Court entered a Summary Judgment Order and Final Judgment. MTG filed a Motion to Modify Judgment and Notice of Appeal on September 24, 2009. An oral argument before the Texas Court of Appeals is scheduled on March 9, 2011. We intend to vigorously defend the case. We have accrued for estimated potential losses, which amount is not material.

Distributor Litigation. On June 3, 2009, we filed an action in Santa Clara County Superior Court against three of our now-terminated Asia-based distributors, NEL Group Ltd. ("NEL"), Nucleus Electronics (Hong Kong) Ltd. ("NEHK") and TLG Electronics Ltd. ("TLG"). In that action, we are seeking, among other things, to recover $8.5 million owed to us, plus applicable interest and attorneys fees. On June 9, 2009, NEHK separately sued us in Santa Clara County Superior Court, alleging that our suspension of shipments to NEHK on September 23, 2008 — one day after TLG appeared on the Department of Commerce, Bureau of Industry and Security's Entity List — breached the parties'

International Distributor Agreement. NEHK also alleges that we libeled it, intentionally interfered with contractual relations and/or prospective business advantage, and violated California Business and Professions Code Sections 17200 *et seq.* and 17500 *et seq.* Both matters now have been consolidated. On July 29, 2009, NEL filed a cross-complaint against us that alleges claims virtually identical to those NEHK has alleged. NEL and NEHK are seeking damages of up to $50 million. Discovery in the case is ongoing and no trial date has yet been set. We intend to prosecute our claims and defend the NEHK/NEL claims vigorously. TLG did not answer, and the Court entered a default judgment of $2.7 million on November 23, 2009.

Ross Litigation. On July 16, 2009, James M. Ross, our former General Counsel, filed a lawsuit in Santa Clara County Superior Court challenging, among other things, our treatment of his post-termination attempt to exercise stock options. On February 3, 2011, the parties reached a settlement and the matter now is concluded. The settlement amount was not material.

On December 18, 2009, Mr. Ross filed another lawsuit in Delaware Chancery Court seeking (pursuant to Section 145 of the Delaware General Corporation Law) to enforce certain rights granted him under his indemnification agreement with us, and to recover damages for any breach of that agreement. In particular, Mr. Ross alleged that we breached the agreement in the way we negotiated and structured the partial global settlement in December 2009 in the backdating cases, described above. He also sought advancement of fees and indemnification in connection with the Delaware lawsuit. Pursuant to the Settlement Agreement we reached with him in the federal backdating cases, Mr. Ross filed a dismissal without prejudice on August 25, 2010.

French Labor Litigation. On July 24, 2009, 56 former employees of our Nantes facility filed claims in the First Instance labour court, Nantes, France against us and MHS Electronics claiming that (1) our sale of the Nantes facility to MHS (XbyBus SAS) in 2005 did not result in the transfer of their labor agreements to MHS, and (2) these employees should still be considered our employees, with the right to claim related benefits from us. Alternatively, each employee seeks damages of at least 0.045 million Euros and court costs. A ruling is expected on June 1, 2011. These claims are similar to those filed in the First Instance labour court in October 2006 by 47 other former employees of our Nantes facility (MHS was not named a defendant in the earlier claims). On July 24, 2008, the judge hearing the earlier claims issued an oral ruling in our favor, finding that there was no jurisdiction for those claims by certain "protected employees," and denying the claims as to all other employees. Forty of those earlier plaintiffs appealed, and on February 11, 2010, the Court of Appeal of Rennes, France affirmed the lower court's ruling. Plaintiffs' time to appeal has expired and the earlier litigation now is concluded.

Azure Litigation. On December 22, 2010, Azure Networks, LLC, a non-practicing entity, and Tri-County Excelsior Foundation, a non-profit organization, sued Atmel and several other semiconductor companies for patent infringement in the United States District Court for the Eastern District of Texas. Plaintiffs claim that Atmel is engaged in the manufacture, sale or importation in the United States of RF transceivers that allegedly infringe United States Patent Number 7,020,501 (entitled "Energy Efficient Forwarding in Ad-Hoc Wireless Networks"). We believe that these claims are without merit, and we intend to vigorously defend this action.

From time to time, we are notified of claims that our products may infringe patents, or other intellectual property, issued to other parties. We also periodically receive demands for indemnification from our customers with respect to intellectual property matters. We also periodically we receive claims relating to the quality of our products, including claims for additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting their defective products, costs for product recalls or other damages. Receipt of these claims and requests occurs in the ordinary course of our business, and we respond based on the specific circumstances of each event. We accrue for losses relating to claims of those types when we consider it "possible" that a loss will occur and when the amount of the loss can be reasonably estimated.

ITEM 4. *RESERVED*

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is traded on The NASDAQ Stock Market's Global Select Market under the symbol "ATML." The last reported price for our stock on January 31, 2010 was $13.54 per share. The following table presents the high and low sales prices per share for our common stock as quoted on The NASDAQ Global Select Market for the periods indicated.

	High	Low
Year ended December 31, 2009:		
First Quarter	$ 3.92	$2.98
Second Quarter	$ 4.29	$3.29
Third Quarter	$ 4.43	$3.66
Fourth Quarter	$ 4.76	$3.68
Year ended December 31, 2010:		
First Quarter	$ 5.29	$4.33
Second Quarter	$ 5.96	$4.67
Third Quarter	$ 8.12	$4.57
Fourth Quarter	$12.41	$7.88

As of January 31, 2010, there were approximately 1,611 stockholders of record of our common stock. As many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

We have never paid cash dividends on our common stock, and we currently have no plans to pay cash dividends in the future.

There were no sales of unregistered securities in fiscal 2010.

The following table provides information about the repurchase of our common stock during the three months ended December 31, 2010, pursuant to our Stock Repurchase Program.

Period	Total Number of Shares Purchased	Average Pricee Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs(1)
October 1 — October 31	—	—	—	—
November 1 — November 30	4,677,591	$10.31	4,677,591	$111,017,949
December 1 — December 31	—	—	—	—

(1) In August 2010, we announced that our Board of Directors had approved a $200 million stock repurchase program. As of December 31, 2010, approximately $111 million of this $200 million stock repurchase program remained available under this program for future stock repurchases. The repurchase program does not have an expiration date, and the number of shares repurchased and the timing of repurchases are based on the level of our cash balances, general business and market conditions, regulatory requirements, and other factors, including alternative investment opportunities. We do not have any current plans to terminate the repurchase program prior to its completion.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables include selected summary financial data for each of our last five years. This data is not necessarily indicative of results of future operations and should be read in conjunction with Item 8 — Financial Statements and Supplementary Data and Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K. The data for fiscal years 2010, 2009, and the consolidated statement of operations data for 2008 are derived from our audited financial statements that are included in this Annual Report on Form 10-K. The balance sheet data for fiscal year 2008 and all data for fiscal years 2007 and 2006 are derived from our audited consolidated financial statements that are not included in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share data)				
Net revenues	**$1,644,060**	**$1,217,345**	**$1,566,763**	**$1,639,237**	**$1,670,887**
Income (loss) from continuing operations before income taxes(1)(4)(5)	$ 116,352	$ (136,039)	$ (20,243)	$ 55,709	$ (73,702)
Income (loss) from continuing operations	$ 423,075	$ (109,498)	$ (27,209)	$ 47,885	$ (98,651)
Income from discontinued operations, net of provision for income taxes	—	—	—	—	12,969
Gain on sale of discontinued operations, net of provision for income taxes(2)	—	—	—	—	100,332
Net income (loss)	$ 423,075	$ (109,498)	$ (27,209)	$ 47,885	$ 14,650
Basic net income (loss) per share:					
Income (loss) from continuing operations	$ 0.92	$ (0.24)	$ (0.06)	$ 0.10	$ (0.20)
Income from discontinued operations, net of provision for income taxes	—	—	—	—	0.02
Gain on sale of discontinued operations, net of provision for income taxes	—	—	—	—	0.21
Net income (loss)	$ 0.92	$ (0.24)	$ (0.06)	$ 0.10	$ 0.03
Weighted-average shares used in basic net income (loss) per share calculations	458,482	451,755	446,504	477,213	487,413
Diluted net income (loss) per share:					
Income (loss) from continuing operations	$ 0.90	$ (0.24)	$ (0.06)	$ 0.10	$ (0.20)
Income from discontinued operations, net of provision for income taxes	—	—	—	—	0.02
Gain on sale of discontinued operations, net of provision for income taxes	—	—	—	—	0.21
Net income (loss)	$ 0.90	$ (0.24)	$ (0.06)	$ 0.10	$ 0.03
Weighted-average shares used in diluted net income (loss) per share calculations	469,580	451,755	446,504	481,737	487,413

	As of December 31,				
	2010	2009	2008	2007	2006
Cash and cash equivalents	$ 501,455	$ 437,509	$ 408,926	$ 374,130	$ 410,480
Cash and cash equivalents and short-term investments	521,029	476,140	440,633	429,947	466,744
Fixed assets, net(3)	260,124	203,219	383,107	579,566	602,290
Total assets	1,650,042	1,392,842	1,530,654	1,702,753	1,818,539
Long-term debt and capital leases less current portion	3,976	9,464	13,909	20,408	60,333
Stockholders' equity	1,053,056	764,407	802,084	823,479	953,894

(1) We recorded asset impairment charges (recovery) of $12 million, $80 million, $8 million, $(1) million, and $83 million for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively, and restructuring charges of $5 million, $7 million, $71 million, $13 million and $9 million for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively, related primarily to employee termination costs, facility closure costs, sales of businesses and other operations, and the related realignment of our businesses in response to those changes. We recorded a loss on sale of assets of $100 million for the year ended December 31, 2010 related to the sale of our manufacturing operations in Rousset, France and the sale of our Secure Microcontroller Solutions business, compared to gain on sale of assets of $0.2 million and $33 million for the years ended December 31, 2009 and 2008 respectively. We also recorded $1 million, $2 million, $1 million, $1 million and $30 million in charges for grant repayments for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively. We recorded an income tax benefit related to release of valuation allowances of $117 million related to certain deferred tax assets, and recorded an additional benefit to income tax expense of approximately $151 million related to the release of previously accrued penalties and interest on the income tax exposures and a refund from the carryback of tax attributes for the year ended December 31, 2010.

(2) On July 31, 2006, we sold our Grenoble, France, subsidiary to e2v technologies plc, a British corporation, for approximately $140 million. We recorded a gain on the sale of approximately $100 million, net of assets transferred, working capital adjustments and accrued income taxes for the year ended December 31, 2006.

(3) Fixed assets, net was reduced for the year ended December 31, 2009, compared to the year ended December 31, 2008, as a result of the asset impairment charges (recovery) discussed in (1) above. Additionally, we reclassified $83 million and $35 million in fixed assets to assets held for sale as of December 31, 2009 and 2006, respectively, relating to our fabrication facilities in Rousset, France and Irving, Texas, respectively.

(4) On January 1, 2006, we adopted accounting guidance related to share-based payment. It required us to measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. As a result, we recorded pre-tax, stock-based compensation expense of $61 million, $30 million, $29 million, $17 million and $9 million for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively, excluding acquisition-related stock compensation expenses.

(5) On March 6, 2008, we acquired Quantum Research Group Ltd. for $96 million, excluding $9 million related to adjustments for contingent considerations. We recorded $2 million, $16 million and $24 million in acquisition-related charges for the years ended December 31, 2010, 2009 and 2008, respectively.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for fiscal 2011, the expansion of the market for microcontrollers, revenues for our maXTouch products, our gross margins, anticipated revenues by geographic area, operating expenses and capital expenditures, cash flow and liquidity measures, factory utilization, new product introductions, access to independent foundry capacity and the quality issues associated with the use of third party foundries, the effects of our strategic transactions and restructuring efforts, estimates related to the amount and/or timing of the expensing of unearned stock-based compensation expense and similar estimates related to our performance-based restricted stock units, our expectations regarding tax matters and the effects of exchange rates and our ongoing efforts to manage exposure to exchange rate fluctuation. Our actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion and in Item 1A — Risk Factors, and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "should," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

Overview of 2010 Operating Results

We are one of the world's leading designers, developers and suppliers of microcontrollers. We offer an extensive portfolio of capacitive touch products that integrate our microcontrollers with fundamental touch-focused intellectual property, or IP, we have developed. We also design and sell products that are complementary to our microcontroller business, including nonvolatile memory and Flash memory products, radio frequency and mixed-signal components and application specific integrated circuits. Our microcontrollers, which are self-contained computers-on-a-chip, and related products are used today in many of the world's leading smartphones, tablet devices and other consumer and industrial electronics to provide core functionality for touch sensing, security, wireless and battery management. Our semiconductors also enable applications in many other fields, such as smart-metering for utility monitoring and billing, buttons, sliders and wheels found on the touch panels of appliances, various aerospace, industrial and military products and systems, and electronic-based automotive components, like keyless ignition, access, engine control, lighting and entertainment systems, for standard and hybrid vehicles. Over the past several years, we successfully transitioned our business to a "fab-lite" model, lowering our fixed costs and capital investment requirements, and we currently own and operate just a single manufacturing facility.

Our net revenues totaled $1,644 million for the year ended December 31, 2010, an increase of 35%, or $427 million, from $1,217 million in net revenues for the year ended December 31, 2009. Demand for our products over the course of 2010 exceeded the expectations we had at the beginning of 2010, primarily due to stronger than expected sales of our 8-bit AVR microcontrollers, 32-bit ARM-based microcontrollers, and our new maXTouch microcontrollers. We continued to see significant adoption of our industry leading maXTouch microcontrollers throughout 2010, primarily with high volume Android-based mobile phone customers. Our Microcontroller segment revenues for 2010 increased 95% compared to revenues in that same segment for the year ended December 31, 2009.

Gross margin rose to 44.3% for the year ended December 31, 2010, compared to 33.9% for the year ended December 31, 2009. Gross margin in 2010 was positively affected by higher shipments of

microcontrollers, improved factory loading, and a more favorable mix of higher margin microcontroller products included in our net revenues. During the year, we sold our Rousset, France manufacturing operations and increased wafer purchases from external foundries at lower costs compared to historical costs, which also contributed to improved gross margins.

On September 30, 2010, we completed the sale of our Secure Microcontroller Solutions (SMS) business to INSIDE Contactless S.A. (INSIDE). Under the terms of the sale agreement, INSIDE paid us $32 million cash consideration, net of working capital adjustments, with $5 million of that amount placed in escrow. Net of all closing and other costs, we recorded a loss on the sale of $6 million. Our 2010 and 2009 results included approximately $79 million and $112 million, respectively, of revenues from the SMS business.

During 2010, we also completed the sale of our Rousset, France manufacturing operations to LFoundry GmbH ("LFoundry"), for nominal cash consideration and the assumption by LFoundry of specified liabilities. In connection with the sale, we entered into ancillary agreements with LFoundry, including a manufacturing services agreement ("MSA") under which we agreed to purchase wafers from LFoundry for four years following the closing on a "take-or-pay" basis. As future wafer purchases under the supply agreement were negotiated at pricing above their fair value at the time we purchased the wafers from LFoundry, we recorded a charge in 2010 to recognize the present value of the estimated impact of this unfavorable commitment over the term of the MSA. The sale of our Rousset manufacturing operations marks a significant step in our transformation to a "fab-lite" supply chain structure with lower fixed costs, less capital investment risk, and lower foreign exchange rate exposure. Our analysis indicated that the difference between the contract prices and market prices over the term of the agreement totaled $104 million, and when present value is considered, the fair value of the fixed price agreement resulted in a charge of $92 million, recorded in the second quarter of 2010. The gross value of the MSA charge is recognized as a credit to cost of revenues over the term of the MSA as the wafers are purchased and the present value discount of $11 million is recognized as interest expense over the same term. We recorded a loss on sale of our Rousset manufacturing operations of $94 million, inclusive of the $92 million charge described above.

In addition, for the years ended December 31, 2010, 2009 and 2008, we incurred restructuring charges of $5 million, $7 million and $71 million, respectively. The restructuring charges resulted from headcount reductions and facility closure costs, primarily related to operational re-alignment and cost reduction efforts in our French operations leading up to the sale of our wafer fabrication facility in June 2010.

During the year, we recognized significant benefits from income taxes, totaling $307 million in 2010 compared to $27 million for 2009. In the third quarter of 2010, we completed negotiations and concluded our IRS audit for the years 2000 through 2003. The IRS had previously assessed significant additional income taxes against us, primarily related to transfer pricing, which were resolved through the tax appeals process. As a result of that settlement, we recorded a tax benefit of $151 million in the third quarter of 2010. The tax benefit related primarily to release of previously accrued tax reserves, accrued penalties and interest, and a refund receivable from the carryback of tax attributes to tax years prior to the audit. In the fourth quarter of 2010, we recognized an additional $117 million of tax benefit related to the release of tax reserves for certain deferred tax assets, following our evaluation about the likelihood of using these tax attributes in the future in light of the significant improvement in our operating results in 2010 and the implementation of our global tax restructuring on January 1, 2011.

Cash provided by operating activities was $299 million and $122 million for the years ended December 31, 2010 and 2009, respectively. Our cash, cash equivalents and short-term investments increased to $521 million at December 31 2010, compared to $476 million at December 31, 2009. Payments for capital expenditures totaled $100 million for the year ended December 31, 2010, compared to $32 million for the year ended December 31, 2009. We repurchased approximately 12 million of our shares during 2010, using $89 million in cash following our Board of Directors' approval in August 2010 of a repurchase program authorizing us to repurchase up to $200 million of our common stock in the open

market. In addition, during 2010, we repaid the remaining balance of $80 million on our revolving credit facility and cancelled this facility in December 2010, as our liquidity levels continued to improve.

RESULTS OF CONTINUING OPERATIONS

	Years Ended					
	December 31, 2010		December 31, 2009		December 31, 2008	
	(In thousands, except percentage of net revenues)					
Net revenues	$1,644,060	100.0%	$1,217,345	100.0%	$1,566,763	100.0%
Gross profit	728,184	44.3%	413,007	33.9%	590,540	37.7%
Research and development	236,812	14.4%	212,045	17.4%	260,310	16.6%
Selling, general and administrative	264,296	16.1%	221,334	18.2%	273,196	17.4%
Acquisition-related charges	1,600	0.1%	16,349	1.3%	23,614	1.5%
Charges for grant repayments	1,000	0.1%	1,554	0.1%	718	0.0%
Restructuring charges	5,253	0.3%	6,681	0.5%	71,324	4.6%
Asset impairment charges	11,922	0.7%	79,841	6.6%	7,969	0.5%
Loss (gain) on sale of assets	99,767	6.1%	(164)	0.0%	(32,654)	(2.1)%
Income (loss) from operations	$ 107,534	6.5%	$ (124,633)	(10.2)%	$ (13,937)	(0.9)%

Net Revenues

Our net revenues totaled $1,644 million for the year ended December 31, 2010, an increase of 35%, or $427 million, from $1,217 million in net revenues for the year ended December 31, 2009. Demand for our products over the course of 2010 exceeded the expectations we had at the beginning of 2010, primarily due to stronger than expected sales of our 8-bit AVR microcontrollers, 32-bit ARM-based microcontrollers, and our new maXTouch microcontrollers. We continued to see significant adoption of our industry leading maXTouch microcontrollers throughout 2010, primarily with high volume Android-based mobile phone customers. Our Microcontroller segment revenues for 2010 increased 95% compared to revenues in that same segment for the year ended December 31, 2009.

Revenues for our RFA segment increased 27% for the year ended December 31, 2010, compared to December 31, 2009, while revenues for our ASIC and Non-volatile Memory segments declined 11% and 5%, respectively, compared to the year ended December 31, 2009. Shipments of Nonvolatile Memory products were unfavorably affected by limited production capacity, as we allocated wafers to microcontroller customers in an effort to meet significantly increased demand during 2010. The decrease in revenues for the ASIC segment primarily reflects the sale of the SMS business in the third quarter of 2010. Our 2010 and 2009 results included approximately $79 million and $112 million, respectively, of revenues from the SMS business.

Net revenues denominated in Euros were 22% and 23% for the years ended December 31, 2010 and 2009, respectively. Average exchange rates utilized to translate foreign currency revenues and expenses in Euros were approximately 1.36 and 1.39 Euros to the dollar for the years ended December 31, 2010 and 2009, respectively. Our net revenues for the year ended December 31, 2010 would have been approximately $17 million higher had the average exchange rate for the year ended December 31, 2010 remained the same as the rate in effect for the year ended December 31, 2009.

Net Revenues — By Operating Segment

Our net revenues by operating segment are summarized as follows:

Segment	2010	% of Total Net Revenues	Change from 2009	% Change from 2009
	(In thousands, except percentage of net revenues)			
Microcontroller	$ 892,301	54%	$434,504	95%
Nonvolatile Memory	277,179	17%	(13,757)	(5)%
RF and Automotive	188,090	12%	40,219	27%
ASIC	286,490	17%	(34,251)	(11)%
Net revenues	$1,644,060	100%	$426,715	35%

Segment	2009	% of Total Net Revenues	Change from 2008	% Change from 2008
Microcontroller	$ 457,797	38%	$ (64,838)	(12)%
Nonvolatile Memory	290,936	24%	(48,303)	(14)%
RF and Automotive	147,871	12%	(102,348)	(41)%
ASIC	320,741	26%	(133,929)	(29)%
Net revenues	$1,217,345	100%	$(349,418)	(22)%

Segment	2008	% of Total Net Revenues
Microcontroller	522,635	33%
Nonvolatile Memory	339,239	22%
RF and Automotive	250,219	16%
ASIC	454,670	29%
Net revenues	$1,566,763	100%

Microcontroller

Microcontroller segment net revenues increased 95% to $892 million for the year ended December 31, 2010 from $458 million for the year ended December 31, 2009. The increase in net revenues was primarily related to increased volume shipments from customers for both AVR and ARM-based 8-bit and 32-bit microcontrollers. Microcontroller net revenues represented 54%, 38% and 33% of total net revenues for the years ended December 31, 2010, 2009 and 2008, respectively.

During 2010, we experienced strong demand of our 8-bit AVR microcontrollers, 32-bit ARM-based microcontrollers, and our new maXTouch microcontrollers. Microcontroller demand was especially strong in the industrial, smartphone and consumer markets in 2010. In particular, revenue also increased significantly for touch products, as we introduced our industry leading maXTouch product line of touch screen-related microcontrollers, primarily to mobile phone customers, which we include in the 8-bit Microcontroller family. We saw significant revenues for our maXTouch microcontrollers primarily from high volume Android-based smartphone customers in 2010. We expect that our revenues for maXTouch and related touch products will continue to expand in 2011 as our products are incorporated into new smartphones, additional tablet devices and other volume applications.

For the year ended December 31, 2009, Microcontroller segment net revenues decreased 12% to $458 million from $523 million for the year ended December 31, 2008. The decrease in net revenues from 2008 to 2009 was primarily related to reduced demand from customers in Asia as we experienced lower shipments for AVR products to the handset and consumer markets affected by the global economic downturn.

Nonvolatile Memory

Nonvolatile Memory segment net revenues decreased 5% to $277 million for the year ended December 31, 2010 from $291 million for the year ended December 31, 2009. This decrease is primarily related to lower shipments of Serial EE memory products, which declined 17% from 2009 levels. While demand for memory products remained strong during 2010, shipments of memory products (primarily Serial EE family products) were unfavorably affected by limited production capacity resulting from wafer allocation to our microcontroller customers to satisfy the significant increase in demand in that segment. During 2010, we qualified additional third party foundry partners and increased orders for memory wafers to address demand within this segment.

For the year ended December 31, 2009, Nonvolatile Memory segment net revenues decreased 14% to $291 million from $339 million for the year ended December 31, 2008. The decrease in net revenues from 2008 to 2009 was primarily related to reduced demand from customers in Asia for Serial EEPROM and Serial Flash memory products as well as further price erosion in certain competitive commodity segments.

RF and Automotive

RF and Automotive segment net revenues increased 27% to $188 million for the year ended December 31, 2010 from $148 million for the year ended December 31, 2009. This increase was primarily related to improved demand in automotive markets during 2010. Our high voltage products increased 48% for the year ended December 31, 2010 over the prior year, driven by higher shipments for vehicle networking products (LIN/IVN applications). In addition, revenues increased 45% for foundry products sourced from our Colorado Springs fabrication facility, offset by a reduction of 68% in sales of our DVD products as we exited this low margin business in 2010. Supply of RF and Automotive products was not adversely affected by the wafer capacity allocation issues that affected other non-Microcontroller segments.

For the year ended December 31, 2009, RF and Automotive segment net revenues decreased 41% to $148 million from $250 million for the year ended December 31, 2008. The decrease in net revenues was primarily related to the significant decline in automotive sales resulting from the global economic recession and the dislocation of the automobile manufacturing market during that period. In addition, net revenues for 2009 decreased $23 million when compared to 2008 as a result of our exiting the CDMA business and other businesses related to our Heilbronn, Germany foundry for the year ended December 31, 2008. Other RF and Automotive revenues decreased $79 million for the year ended December 31, 2009 as a result of lower demand and increased pricing pressures, primarily in the GPS and DVD customer end-markets.

ASIC

ASIC segment net revenues decreased 11% to $286 million for the year ended December 31, 2010 from $321 million for the year ended December 31, 2009. The decrease in revenues for the ASIC segment primarily reflects the impact of the sale of the SMS business. Our 2010 and 2009 results included approximately $79 million and $112 million, respectively, of revenues from the SMS business. ASIC segment net revenues were also unfavorably affected by limited production capacity, resulting from wafer allocation to our microcontroller customers in an effort to satisfy significantly increased demand in 2010 within that segment. Our military and aerospace business revenues, which is also included within this segment, decreased approximately 36% compared to 2009. While demand for aerospace products remains strong, we experienced supply-chain constraints due to product testing requirements which we expect to alleviate in the next 12 months through increased testing capacity.

For the year ended December 31, 2009, ASIC segment net revenues decreased 29% to $321 million from $455 million for the year ended December 31, 2008. ASIC segment net revenues decreased from 2008 to 2009 primarily due to $75 million in reduced smart card shipments to European telecom and consumer markets, which was partially offset by higher shipments to banking and pay TV end markets. We also experienced reduced demand in 2009 in our Customer Specific Products, or CSP, and Advanced Product

Group, or APG, product families, resulting in a decrease of revenues of $61 million for the year ended December 31, 2009, compared to 2008

Net Revenues by Geographic Area

Our net revenues by geographic area for the year ended December 31, 2010, compared to the year ended December 31, 2009, are summarized as follows (revenues are attributed to countries based on the location to which we ship; see Note 14 of Notes to Consolidated Financial Statements for further discussion):

Region	2010	Change from 2009	% Change from 2009	2009	Change from 2008	% Change from 2008	2008
			(In thousands, except percentages)				
Asia	$ 908,700	$301,400	50%	$ 607,300	$(146,823)	(19)%	$ 754,123
Europe	439,686	58,707	15%	380,979	(187,692)	(33)%	568,671
United States	260,091	50,597	24%	209,494	(11,857)	(5)%	221,351
Other*	35,583	16,011	82%	19,572	(3,046)	(13)%	22,618
Total net revenues	$1,644,060	$426,715	35%	$1,217,345	$(349,418)	(22)%	$1,566,763

* Primarily includes South Africa, and Central and South America

Net revenues outside the United States accounted for 84%, 83% and 86% of our net revenues for the years ended December 31, 2010, 2009 and 2008, respectively.

Our net revenues in Asia increased $301 million, or 50%, for the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase in this region for 2010, compared to 2009 was primarily due to higher shipments of our microcontroller products as a result of improved demand in customer end markets for smartphone and other consumer-based products. Our net revenues in Asia decreased $147 million, or 19%, for 2009, compared to 2008, primarily due to lower shipments of memory and microcontroller products as a result of the global economic recession, as well as reduced demand resulting from lower OEM and distribution inventory levels. Net revenues for the Asia region were 55% of total net revenues for 2010 compared to 50% of total net revenues for 2009.

During 2010, we negotiated new sales terms with our independent distributors in Asia, excluding Japan. Under the new terms, we invoice these distributors at full list price upon shipment and issue a rebate, or "credit", once product has been sold to the end customer and the distributor has met certain reporting requirements. Our previous sales arrangement with Asia distributors was to invoice at a price net of any rebates. We introduced this new methodology to help us achieve improved gross margins on shipments to those distributors by more closely monitoring end-customer pricing, design registration for microcontroller products, and the pricing for our products across all regions.

Our net revenues in Europe increased $59 million, or 15%, for the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase in this region for 2010, compared to 2009 was primarily a result of the improved automotive and industrial markets, partially offset by declining demand for our smart card products included within our SMS business and our Cell Based Integrated Circuit, or CBIC, and Aerospace products. Our net revenues in Europe decreased $188 million, or 33% in 2009, compared to 2008 primarily due to reduced shipments to smart card telecom and consumer markets and lower demand, and increased pricing pressures in GPS, DVD and automotive markets. Net revenues for the Europe region were 27% of total net revenues for 2010 compared to 31% of total net revenues for 2009.

Our net revenues in the United States region increased by $51 million, or 24%, for the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase in this region for 2010 compared to 2009 resulted primarily from higher demand for smart metering and consumer-based products. Our net revenues in the United States decreased by $12 million, or 5%, for the year ended December 31, 2009, compared to the year ended December 31, 2008, primarily as a result of the overall global economic slowdown, as well as reduced shipments to microcontroller customers. Net revenues for

the United States region were 16% of total net revenues for 2010 compared to 17% of total net revenues for 2009.

We expect that Asian net revenues will continue to grow more rapidly than other regions in the future driven by the growth of the electronics industry within Asia and the continued outsourcing of production by large North American and European OEMs.

Revenues and Costs — Impact from Changes to Foreign Exchange Rates

Changes in foreign exchange rates have historically had a significant effect on our net revenues and operating costs. Net revenues denominated in foreign currencies were 22%, 24% and 23% of our total net revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Costs denominated in foreign currencies were 33%, 39% and 47% of our total costs for the years ended December 31, 2010, 2009 and 2008, respectively.

Net revenues denominated in Euros were 22%, 23% and 22% for the years ended December 31, 2010, 2009 and 2008, respectively. Costs denominated in Euros were 29%, 35% and 42% of our total costs for the years ended December 31, 2010, 2009 and 2008, respectively.

Net revenues included 265 million Euros, 207 million Euros and 230 million Euros for the years ended December 31, 2010, 2009 and 2008, respectively. Operating expenses included 291 million Euros, 312 million Euros and 429 million Euros for the years ended December 31, 2010, 2009 and 2008, respectively.

Average annual exchange rates utilized to translate foreign currency revenues and expenses in Euros were approximately 1.36, 1.39 and 1.48 Euros to the dollar for the years ended December 31, 2010, 2009 and 2008, respectively.

For the year ended December 31, 2010, changes in foreign exchange rates had an unfavorable impact on our operating results. Our net revenues for the year ended December 31, 2010 would have been approximately $17 million higher had the average exchange rate in the current year remained the same as the rate in effect for the year ended December 31, 2009. In addition, in 2010, our operating expenses would have been approximately $5 million higher (relating to higher cost of revenues of $0.1 million; research and development expenses of $4 million and sales, general and administrative expenses of $1 million). The net effect, had foreign currency rates remained the same during 2010, would have resulted in an increase to income of operations of approximately $12 million in 2010.

For the year ended December 31, 2009, changes in foreign exchange rates had a favorable effect on our operating results. Our net revenues for the year ended December 31, 2009 would have been approximately $18 million higher had the average exchange rate in 2009 remained the same as the rate in effect for the year ended December 31, 2008. In addition in 2009, our operating expenses would also have been approximately $39 million higher (relating to cost of revenues of $19 million; research and development expenses of $13 million; and sales, general and administrative expenses of $7 million). The net effect, had foreign currency rates remained the same during 2009, would have resulted in an increase to loss from operations of approximately $21 million for 2009.

Following the sale of our Rousset, France manufacturing operations in 2010, we began purchasing wafers from the buyer of those operations in US dollars, significantly reducing our spending in foreign currency, specifically the Euro. The combination of lower Euro spending and higher Euro revenues from improved European customer markets in 2010 resulted in our foreign currency revenues nearly matching our foreign currency spending by the end of 2010. Based on information currently available to us, we expect this result to continue in 2011. Unforeseen changes in foreign exchanges rates in future periods could, however, materially affect our revenues, gross margins and operating results.

Cost of Revenues and Gross Margin

Gross margin rose to 44.3% for the year ended December 31, 2010, compared 33.9% for the year ended December 31, 2009. Gross margin for 2010 was positively affected by higher shipment levels of

microcontrollers, improved factory loading, and a more favorable mix of higher margin microcontroller products included in our net revenues. During 2010, we sold our Rousset, France manufacturing operations and increased wafer purchases from external foundries at lower costs compared to historical costs, which also contributed to improved gross margins. We believe we have commitments from our foundry partners for sufficient wafer capacity to support our projected growth in demand for 2011 and beyond.

Gross margin declined to 33.9% for the year ended December 31, 2009, compared to 37.7% for the year ended December 31, 2008. Gross margin for 2009 was negatively affected by higher manufacturing costs resulting primarily from reduced factory utilization at our wafer fabrication facilities and test operations compared to utilization levels experienced in 2008. In addition, gross margin was unfavorably affected by inventory write downs and competitive pricing pressures during 2009.

During 2010, we also completed the sale of our Rousset, France manufacturing operations to LFoundry for nominal cash consideration and the assumption by LFoundry of specified liabilities. In connection with the sale, we entered into ancillary agreements with LFoundry, including an MSA under which we agreed to purchase wafers from LFoundry for four years following the closing on a "take-or-pay" basis. As future wafer purchases under the supply agreement were negotiated at pricing above our estimate of their fair value at the time we purchase the wafers from LFoundry, we recorded a charge in 2010 to recognize the present value of the estimated impact of this unfavorable commitment over the term of the MSA. The sale of our Rousset manufacturing operations marks a significant step in our transformation to a "fab-lite" supply chain structure with lower fixed costs, less capital investment risk, and lower foreign exchange rate exposure. Our analysis indicated that the difference between the contract prices and market prices over the term of the agreement totaled $104 million, and when present value is considered, the fair value of the fixed price agreement resulted in a charge of $92 million, recorded in the second quarter of 2010. The gross value of the MSA charge is recognized as a credit to cost of revenues over the term of the MSA as the wafers are purchased and the present value discount of $11 million is recognized as interest expense over the same term. We recorded a credit to cost of revenues of $15 million and $3 million in interest expense relating to the MSA in 2010. We recorded a loss on the sale of our Rousset manufacturing operations of $94 million, inclusive of the $92 million charge described above.

For the year ended December 31, 2010, we manufactured approximately 68% of our products in our own wafer fabrication facilities compared to 88% in 2009, with the decline resulting primarily from the sale of our Rousset, France fabrication facility.

Our cost of revenues includes the costs of wafer fabrication, assembly and test operations, changes in inventory reserves, royalty expense, freight costs and stock compensation expense. Our gross margin as a percentage of net revenues fluctuates depending on product mix, manufacturing yields, utilization of manufacturing capacity, and average selling prices, among other factors.

Research and Development

Research and development ("R&D") expenses increased 12%, or $25 million, to $237 million for the year ended December 31, 2010 from $212 million for the year ended December 31, 2009.

R&D expenses increased for the year ended December 31, 2010, primarily due to increased salaries of $7 million related to increases in product development staffing, increased performance-related stock-based compensation expense of $7 million based on the likelihood of our achieving the performance-related criteria, increased mask costs and spending on new product development of $8 million, and higher travel expenses of $1 million. R&D expenses, including items described above, for the year ended December 31, 2010, were favorably affected by approximately $4 million due to foreign exchange rate fluctuations, compared to rates in effect and the related expenses for the year ended December 31, 2009. As a percentage of net revenues, R&D expenses totaled 14% and 17% for the years ended December 31, 2010 and 2009, respectively.

R&D expenses decreased by 19%, or $48 million, to $212 million for the year ended December 31, 2009 from $260 million for the year ended December 31, 2008. In 2009, we reduced spending on non-core product development programs and focused development spending on our core high growth opportunities, with increasing emphasis on microcontroller and touchscreen-related products. We reduced spending on internal proprietary process development, as we began a transition to more industry standard processes with foundry partners. R&D expenses in 2009 decreased from 2008 primarily due to decreases in salaries and benefits of $20 million related to reduced headcount, reduced depreciation expenses of $16 million and reduced costs associated with outside services of $7 million, offset in part by a decrease in government grant proceeds of $10 million. R&D expenses, including the items described above, for the year ended December 31, 2009 were favorably affected by approximately $13 million due to foreign exchange rate fluctuations in 2009, compared to rates in effect and the related expenses incurred in 2008. As a percentage of net revenues, R&D expenses totaled 17% for both the years ended December 31, 2009 and 2008, respectively.

We receive R&D grants from various European research organizations, the benefit of which is recognized as an offset to related research and development costs. We recognized benefits of $8 million, $11 million and $22 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Our internally developed process technologies are an important part of new product development. We continue to invest in developing process technologies emphasizing wireless, high voltage, analog, digital, and embedded memory manufacturing processes. Our technology development groups, in partnership with certain external foundries, are developing new and enhanced fabrication processes, including architectures utilizing advanced processes at the 65 nanometer line width node. We believe this investment allows us to bring new products to market faster, add innovative features and achieve performance improvements. We believe that continued strategic investments in process technology and product development are essential for us to remain competitive in the markets we serve.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses increased 19%, or $43 million, to $264 million for the year ended December 31, 2010 from $221 million for the year ended December 31, 2009.

SG&A expenses increased in 2010, primarily due to increased employee-related costs of $14 million, increased performance-related stock-based compensation expense of $20 million based on the likelihood of our achieving the performance-related criteria, $3 million of increased commissions for our sales representatives and costs of additional outside services of $8 million. SG&A expenses, including the items described above, were favorably affected by approximately $1 million due to foreign exchange rate fluctuations, compared to rates in effect and the related expenses incurred in 2009. As a percentage of net revenues, SG&A expenses totaled 16% and 18% of net revenues for the years ended December 31, 2010 and 2009, respectively.

SG&A expenses decreased 19%, or $52 million, to $221 million for the year ended December 31, 2009 from $273 million for the year ended December 31, 2008, as reduced headcount and interim cost savings measures reduced employee salaries and benefits by $10 million, travel expenses by $7 million and outside services by $14 million, while lower sales volumes led to a decrease in sales commissions of $4 million. SG&A expenses were also favorably affected in 2009 by reduced bad debt expenses of $13 million and a related partial recovery of $3 million in 2009. SG&A expenses, including the items described above, were favorably affected by approximately $7 million due to foreign exchange rate fluctuations, compared to rates in effect and the related expenses incurred in 2008. As a percentage of net revenues, SG&A expenses totaled 18% and 17% of net revenues for the years ended December 31, 2009 and 2008, respectively.

Stock-Based Compensation

In the past, we have issued stock options and restricted stock units to our employees. Starting in 2008, we have generally issued only restricted stock units to our employees as part of our compensation arrangements. We also permit our employees to participate in an Employee Stock Purchase Program that

offers our employees the ability to purchase stock through payroll withholdings at a discount to market price.

Stock-based compensation cost is measured at the measurement date (grant date), based on the fair value of the award, which is computed using a Black-Scholes option valuation model for stock option awards, and is recognized as expense over the employee's requisite service period. The fair value of restricted stock unit awards is equivalent to the market price of our common stock on the measurement date. The recognition as expense of the fair value of performance-related stock-based awards is determined based on management's estimate of probability and timing for achieving the associated performance criteria.

The following table summarizes the distribution of stock-based compensation expense related to employee stock options, restricted stock units and employee stock purchases for the years ended December 31, 2010, 2009 and 2008:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Cost of revenues	$ 8,159	$ 4,831	$ 4,259
Research and development	19,324	12,088	11,746
Selling, general and administrative	33,027	13,139	13,131
Total stock-based compensation expense, before income taxes	60,510	30,058	29,136
Tax benefit	(7,548)	—	—
Total stock-based compensation expense, net of income taxes	$52,962	$30,058	$29,136

The table above excludes stock-based compensation (credit) expense of $(3) million, $8 million and $6 million for the years ended December 31, 2010, 2009 and 2008, respectively, for former Quantum executives related to our acquisition of Quantum in 2008, which are classified within acquisition-related charges in our consolidated statements of operations.

We have issued performance-based restricted stock units to eligible employees, allowing for a maximum of 10 million shares of our common stock to be issued under our 2005 Stock Plan. These restricted stock units vest only if we achieve all, or a portion of, quarterly operating margin performance criteria over a performance period from July 1, 2008 to December 31, 2012. We issued performance-based restricted stock units for up to 9.9 million shares of our common stock during 2008. In May 2009, the performance period was extended by one additional year to December 31, 2012. During 2010 and 2009 we issued additional performance-based restricted stock units to eligible employees for up to 0.5 million and 0.1 million shares, respectively, of our common stock.

We recognize stock-based compensation expense for performance-based restricted stock units when management believes it is probable that we will achieve the performance criteria. The awards vest once the performance criteria are met. If our management determines that performance goals are unlikely to be met, no compensation expense is recognized and any previously recognized compensation expense is reversed. The expected cost of each award is reflected over the performance period and is reduced for estimated forfeitures. We recorded total stock-based compensation expense related to performance-based restricted stock units of $25 million, $1 million and $2 million for the years ended December 31, 2010, 2009 and 2008, respectively. For the year ended December 31, 2010, charges for performance-based restricted stock units increased as we revised our estimates for achievement of performance plan criteria based on significant improvements in our current and forecasted operating results. During each of 2010 and 2009, we cancelled performance-based restricted stock units for up to 1.0 million shares of our common stock.

Until restricted stock units are vested, they do not have the voting rights of common stock and the shares underlying the awards are not considered issued and outstanding.

Segment Income (Loss)

Segment	2010	% of Total Segment Income (Loss)	Change from 2009
	(In thousands, except percentages)		
Microcontroller	$158,888	70%	$160,629
Nonvolatile Memory	39,839	18%	29,584
RF and Automotive	14,341	6%	22,743
ASIC	14,008	6%	34,492
	$227,076	100%	$247,448

Segment	2009	% of Total Segment Income (Loss)	Change from 2008
Microcontroller	$ (1,741)	9%	$(36,160)
Nonvolatile Memory	10,255	(50)%	(19,107)
RF and Automotive	(8,402)	41%	(13,385)
ASIC	(20,484)	100%	(8,754)
	$(20,372)	100%	$(77,406)

Segment	2008	% of Total Segment Income (Loss)
Microcontroller	34,419	60%
Nonvolatile Memory	29,362	51%
RF and Automotive	4,983	9%
ASIC	(11,730)	(20)%
	$57,034	100%

Microcontroller

For the year ended December 31, 2010, Microcontroller segment operating income was $159 million, compared to an operating loss of $(2) million for 2009, resulting principally from significantly higher shipment levels, improved factory loading, and a more favorable mix of higher margin products included in net revenues within this segment. The segment operating loss of $(2) million for 2009, comparing to a segment operating income of $34 million for 2008 was primarily a result of the global economic recession.

Nonvolatile Memory

For the year ended December 31, 2010, Nonvolatile Memory segment operating income increased to $40 million, compared to operating income of $10 million for 2009. Despite reduced revenues, operating results in this segment improved significantly compared to the prior year as a result of improved pricing conditions and lower production costs related to improved factory loading. The segment operating income of $10 million for 2009 decreased from segment operating income of $29 million for 2008 primarily as a result of the global economic recession.

RF and Automotive

For the year ended December 31, 2010, our RF and Automotive segment operating income was $14 million, compared to an operating loss of $(8) million for 2009, resulting primarily from increased shipments. The segment operating loss of $(8) million for 2009, compared to segment operating income of $5 million for 2008, was primarily a result of the global economic recession.

ASIC

For the year ended December 31, 2010, our ASIC operating income increased to $14 million, compared to an operating loss of $(20) million for the year ended December 31, 2009. Despite reduced revenues, operating results in this segment improved significantly compared to the prior year as a result of improved pricing conditions and lower production costs associated with improved factory loading. The segment operating loss of $(20) million for 2009 increased from a segment operating loss of $(12) million for 2008 primarily as a result of the global economic recession.

Charges for Grant Repayments

For the years ended December 31, 2010, 2009 and 2008, we recorded interest expense of $1 million, $2 million and $1 million, respectively, within charges for grant repayments on the consolidated statements of operations, primarily related to estimated grant repayment requirements associated with the closure of our former Greece facility.

Acquisition-Related Charges

We recorded total acquisition-related charges of $2 million, $16 million and $24 million for the years ended December 31, 2010, 2009 and 2008, respectively, related to our acquisition of Quantum Research Group Ltd. in 2008, which comprised of the following components:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Amortization of intangible assets	$ 4,466	$ 4,917	$ 5,556
In-process research and development	—	—	1,047
Compensation-related expense — cash	199	3,871	10,710
Compensation-related expense — stock	(3,065)	7,561	6,301
	$ 1,600	$16,349	$23,614

We recorded amortization of intangible assets of $4 million, $5 million and $6 million in each of the years ended December 31, 2010, 2009 and 2008, respectively, associated with customer relationships, developed technology, trade name, non-compete agreements and backlog. We estimate charges related to amortization of intangible assets will be approximately $4 million for 2011.

In the quarter ended March 31, 2010, we recorded a credit of $5 million related to the reversal of the expenses previously recorded for shares that were expected to be issued in March 2011 to a former executive of Quantum, contingent on continuous employment with us. We recorded the credit after these shares were forfeited as a result of a change in employment status.

For the year ended December 31, 2008, we recorded a charge of $1 million associated with acquired in-process research and development ("IPR&D"), in connection with the acquisition of Quantum. Our methodology for allocating the purchase price to IPR&D involves established valuation techniques utilized in the high-technology industry.

Asset Impairment Charges and Gain (Loss) on Sale of Assets

We assess the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that we may not be able to recover the asset's carrying amount. We measure the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed, including assets not available for immediate sale in their present condition. We report assets and liabilities to be disposed of by sale as held for sale and recognize those assets and liabilities on the consolidated balance sheet at the lower of carrying amount or fair value, less cost to sell. Assets classified as held for sale are not depreciated.

The table below summarizes the asset impairment charges for our wafer fabrication facilities by location included in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008, respectively:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Rousset, France	$11,922	$79,841	$ —
Heilbronn, Germany	—	—	7,969
Total asset impairment charges	$11,922	$79,841	$7,969

Loss (gain) on Sale of Assets

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Secure Microcontroller Solutions	$ 5,715	$ —	$ —
Rousset, France	94,052	—	—
Heilbronn, Germany	—	(164)	(2,706)
North Tyneside, United Kingdom	—	—	(29,948)
Total loss (gain) on sale of assets	$99,767	$(164)	$(32,654)

Secure Microcontroller Solutions

On September 30, 2010, we completed the sale of our SMS business to INSIDE. Under the terms of the sale agreement, we received cash consideration of $37 million, subject to a working capital adjustment. Cash proceeds of $5 million were deposited in escrow upon completion of the sale, for a period of twenty months, subject to post closing claims. We may receive additional cash consideration of up to $16 million, if certain financial targets are met in 2011. The SMS business did not meet the financial targets for 2010, which could have resulted in payments to us of up to $5 million. We also entered into other ancillary

agreements as part of the sale. We recorded a loss on sale of this business of $6 million, which is summarized in the following table:

	(In thousands)
Sales consideration	$ 37,000
Net assets transferred, including working capital	(32,420)
Release of currency translation adjustment	(2,412)
Selling costs	(3,882)
Other related costs	(4,001)
Loss on Sale of Assets	$ (5,715)

Our East Kilbride, UK facility was included in the assets transferred to INSIDE, resulting in the complete liquidation of our investment in this foreign entity. As a result, we recorded a charge of $2 million as a component of the loss on sale related to the currency translation adjustment balance ("CTA balance") that was previously recorded within stockholders' equity.

As part of the SMS sale, we incurred direct and incremental selling costs of $4 million, which represented broker commissions and legal fees. We also incurred a transfer fee of $1 million related to transferring a royalty agreement to INSIDE. These costs provided no benefit to us, and would not have been incurred if we were not selling the SMS business unit. Therefore, the direct and incremental costs associated with these services were recorded as part of the loss on sale. We also incurred other costs related to the sale of $3 million, which included performance-based bonuses of $0.5 million for certain employees (no executive officers were included), related to the completion of the sale.

INSIDE has entered into a three year supply agreement to purchase wafers from the manufacturing operations in Rousset, France that we sold to LFoundry in the second quarter of 2010. Wafers that INSIDE purchases from LFoundry will reduce future commitment under our wafer supply agreement with LFoundry.

We also agreed to provide INSIDE a royalty-based, non-exclusive license to certain SMS business-related intellectual property that we retained in order to support the current SMS business and future product development.

Rousset, France

On June 23, 2010, we completed the sale of our manufacturing operations in Rousset, France to LFoundry. In connection with the sale, we entered into certain other ancillary agreements, including an MSA under which we will purchase wafers from LFoundry for four years following the closing on a "take-or-pay" basis.

In connection with the sale, we recorded a loss on sale of $94 million which is summarized in the following table:

	(In thousands)
Net assets transferred	$ 61,646
Fair value of Manufacturing Services Agreement	92,417
Currency translation adjustment	(97,367)
Severance cost liability	27,840
Transition services	4,746
Selling costs	3,173
Other related costs	1,597
Loss on Sale of Assets	$ 94,052

In connection with the sale of the manufacturing operations, we transferred assets and liabilities specific to the manufacturing operations totaling $62 million to LFoundry.

Our "take-or-pay" obligations under the MSA are limited to specified monthly periods based on rolling forecasts we provide to LFoundry. Based on the demand for our products in 2010, we purchased all the wafers available to us under the MSA. We recorded a loss on the sale of our Rousset manufacturing operations of $94 million in 2010.

As future wafer purchases under the MSA were negotiated at pricing above their fair value when compared to current pricing available from third-party foundries, we recorded a liability in conjunction with the sale, representing the present value of the unfavorable purchase commitment. We determined that the difference between the contract prices and market prices over the term of the agreement totaled $104 million. The present value of this liability, using a discount rate of 7%, which was based on a rate for unsecured subordinated debt similar to the Company, was determined to be $92 million, and has been included in the loss on sale. The gross value of the MSA is recognized as a credit to cost of revenues over the term of the MSA as the wafers are purchased and the present value discount of $11 million is recognized as interest expense over the same term. We recorded a credit to cost of revenues of $15 million and $3 million in interest expense relating to the MSA in 2010. We recorded a loss on sale of our Rousset manufacturing operations of $94 million, inclusive of the $92 million charge described above.

The sale of our Rousset manufacturing operations resulted in the substantial liquidation of our investment in our European manufacturing facilities, and accordingly, we recorded a gain of $97 million related to currency translation adjustment balance ("CTA balance") that was previously recorded within stockholders' equity, as we concluded, based on the relevant accounting guidance, that we should similarly release all remaining related currency translation adjustments.

As part of the sale, we agreed to reimburse LFoundry for severance costs expected to be incurred subsequent to the sale. We entered into an escrow agreement in which we agreed to remit funds to LFoundry for the required benefits and payments to those employees who are determined to be part of an approved departure plan. We paid $28 million for severance amounts payable under the arrangement in the fourth quarter of 2010.

As part of the sale of the manufacturing operations, we incurred $5 million in software/hardware and consulting costs to set up a separate, independent IT infrastructure for LFoundry. These costs were incurred based on negotiation with LFoundry, provided no benefit to us, and would not have been incurred if we were not selling the manufacturing operations. Therefore, the direct and incremental costs associated with these services were recorded as part of the loss on sale. We also incurred other costs related to the sale of $2 million, which included performance-based bonuses of $0.5 million for certain employees (no executive officers were included), related to the completion of the sale of the Rousset manufacturing operations to LFoundry.

We also incurred direct and incremental selling costs of $3 million, which represented broker commissions and legal fees associated with the sale of our Rousset manufacturing operations to LFoundry.

Property and equipment previously included in the disposal group and reclassified to held and used in December 2009 totaled $110 million. In connection with this reclassification, we assessed the fair value of the property and the equipment to be retained and concluded that the fair value of the property was lower than its carrying value less depreciation expense that would have been recognized had the asset (disposal group) been continuously classified as held and used. As a result we recorded an impairment charge of $80 million in the fourth quarter of 2009. No impairment charge was recorded for the equipment that was reclassified to held and used but the depreciation expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, which totaled of $5 million was included in operating results in fourth quarter of 2009. For the year ended December 31, 2010, following further negotiation with LFoundry, we determined that certain assets should instead remain with us. As a result,

we reclassified property and equipment to held and used in the quarter ended June 30, 2010. In connection with this reclassification, we assessed the fair value of these assets to be retained and concluded that the fair value of the assets was lower than its carrying value less depreciation expense that would have been recognized had the assets been continuously classified as held and used. As a result, we recorded additional asset impairment charges of $12 million in the second quarter of 2010.

Heilbronn, Germany

On December 30, 2008, we completed the sale of our Heilbronn, Germany manufacturing operations to Tejas Silicon Holding Limited ("TSI"). We recorded an impairment loss of $8 million for the year ended December 31, 2008, which consisted of $3 million for the net book value of the fixed assets and $5 million for selling costs related to legal, commissions and other direct incremental costs. We recorded a gain on sale of $3 million for the year ended December 31, 2008 upon completion of the sale. The sale of the Heilbronn manufacturing operations did not qualify as discontinued operations as the operations and future cash flows were not eliminated from our RF and Automotive segment. We continue to purchase wafers TSI. See Note 11 of the Notes to the Consolidated Financial Statements related to future wafer purchase commitments.

North Tyneside, United Kingdom

On October 8, 2007, we entered into agreements to sell certain wafer fabrication equipment and land and buildings at North Tyneside to Taiwan Semiconductor Manufacturing Company ("TSMC") and Highbridge Business Park Limited ("Highbridge") for a total of approximately $125 million. We recorded proceeds of $82 million and recognized a gain of $30 million for the sale of the equipment for the year ended December 31, 2008. We received proceeds of $43 million from Highbridge upon completion of the real property portion of the transaction in November 2007. We vacated the facility in May 2008.

Restructuring Charges

The following table summarizes the activity related to the accrual for restructuring charges detailed by event for the years ended December 31, 2010, 2009 and 2008:

	January 1, 2010 Accrual	Charges	Payments	Currency Translation Adjustment	December 31, 2010 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$1,592	$ —	$ —	$ —	$1,592
Second quarter of 2008					
Employee termination costs	4	—	—	(1)	3
Third quarter of 2008					
Employee termination costs	557	—	(44)	(53)	460
First quarter of 2009					
Employee termination costs	—	986	(954)	(32)	—
Other restructuring charges	318	—	(182)	—	136
Second quarter of 2010					
Employee termination costs	—	4,267	(2,965)	(16)	1,286
Total 2010 activity	$2,471	$5,253	$(4,145)	$(102)	$3,477

	January 1, 2009 Accrual	Charges	Payments	Currency Translation Adjustment	December 31, 2009 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 1,592	$ —	$ —	$ —	$1,592
Fourth quarter of 2007					
Other restructuring charges	218	470	(698)	10	—
Second quarter of 2008					
Employee termination costs	235	46	(273)	(4)	4
Third quarter of 2008					
Employee termination costs	17,575	87	(16,220)	(885)	557
Fouth quarter of 2008					
Employee termination costs	3,438	626	(4,060)	(4)	—
First quarter of 2009					
Employee termination costs	—	2,207	(2,393)	186	—
Other restructuring charges	—	389	(71)	—	318
Second quarter of 2009					
Employee termination costs	—	2,856	(2,856)	—	—
Total 2009 activity	$23,058	$6,681	$(26,571)	$(697)	$2,471

	January 1, 2008 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2008 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 1,592	$ —	$ —	$ —	$ 1,592
Fourth quarter of 2006					
Employee termination costs	1,324	(224)	(1,172)	72	—
Fourth quarter of 2007					
Employee termination costs	12,759	1,431	(14,749)	559	—
Termination of contract with supplier	—	12,206	(13,019)	813	—
Other restructuring charges	—	20,778	(21,465)	905	218
Second quarter of 2008					
Employee termination costs	—	2,990	(2,534)	(221)	235
Third quarter of 2008					
Employee termination costs	—	28,852	(8,921)	(2,356)	17,575
Fouth quarter of 2008					
Employee termination costs	—	5,291	(1,879)	26	3,438
Total 2008 activity	$15,675	$71,324	$(63,739)	$ (202)	$23,058

2010 Restructuring Charges

For the year ended December 31, 2010, we incurred restructuring charges of $5 million related to severance costs resulting from involuntary termination of employees. Employee severance costs were recorded in accordance with the accounting standard related to costs associated with exit or disposal activities. We paid $4 million related to employee termination costs for the year ended December 31, 2010.

2009 Restructuring Charges

For the year ended December 31, 2009, we incurred restructuring charges of $7 million consisting of the following:

- Net charges of $6 million, related to severance costs resulting from involuntary termination of employees.
- Charges of $1 million related to facility closure costs.

We paid $26 million related to employee termination costs for the year ended December 31, 2009.

2008 Restructuring Charges

For the year ended December 31, 2008, we incurred restructuring charges of $71 million.

We incurred restructuring charges related to the signing of agreements in October 2007 to sell certain wafer fabrication equipment and real property at North Tyneside to TSMC and Highbridge. As a result of this action, this facility was closed and all of the employees of the facility were terminated by June 30, 2008. In addition, we began implementing new initiatives, primarily focused on lowering manufacturing costs and eliminating non-core research and development programs. We recorded the following restructuring charges (credits):

- Net charges of $38 million related to severance costs resulting from involuntary termination of employees.
- Charges of $21 million related to equipment removal and facility closure costs. After production activity ceased, we utilized employees as well as outside services to disconnect fabrication equipment, fulfill equipment performance testing requirements of the buyer, and perform facility decontamination and other facility closure-related activities. Included in these costs are labor costs, facility related costs, outside service provider costs, and legal and other fees. Equipment removal, building decontamination and closure related cost activities were completed as of June 30, 2008.
- Charges of $12 million related to contract termination charges, primarily associated with a long-term gas supply contract for nitrogen gas utilized in semiconductor manufacturing. In particular, we are required to pay an early termination penalty including de-contamination and removal costs, as well as other contract termination costs related to semiconductor equipment support services with minimum payment clauses extending beyond the current period.
- Net charges of $1 million related to changes in estimates of termination benefits originally recorded.

We paid $29 million related to employee termination costs for the year ended December 31, 2008.

Interest and Other Income (Expense), Net

	Years Ended		
	December 31, 2010	**December 31, 2009**	**December 31, 2008**
		(In thousands)	
Interest and other income	$ 3,154	$ 1,845	$ 10,973
Interest expense	(7,535)	(6,600)	(12,340)
Foreign exchange transaction gains (losses)	13,199	(6,651)	(4,939)
Total	$ 8,818	$(11,406)	$ (6,306)

Interest and other income (expense), net, resulted in income of $9 million for the year ended December 31, 2010, compared to an expense of $11 million for the year ended December 31, 2009. The

change to income for the year ended December 31, 2010 was primarily due to changes to our foreign exchange exposures from intercompany balances between our subsidiaries compared to the year ended December 31, 2009. We continue to have balance sheet exposures in foreign currencies subject to exchange rate fluctuations and may incur further gains or losses in the future.

Included in interest expense for the year ended December 31, 2010 is approximately $3 million of interest expense related to our wafer supply agreement with LFoundry. Interest expense on debt balances declined in 2010 as a result of repaying outstanding balances under our revolving line of credit and lower borrowing rates in effect for the year. We terminated our revolving line of credit in December 2010.

Interest and other (expense) income, net, was an expense of $11 million for the year ended December 31, 2009, compared to an expense of $6 million for the year ended December 31, 2008. The increase in net expenses was primarily a result of a decrease in interest income of $9 million on our investment portfolio due to lower investment yields and an increase in foreign exchange losses of $2 million, offset by a decrease in interest expense of $6 million due to lower debt balances.

(Benefit from) Provision for Income Taxes

We recorded a (benefit from) provision for income taxes of $(307) million, $(27) million and $7 million in the years ended December 31, 2010, 2009 and 2008, respectively. The significant components of the tax benefit for the year ended December 31, 2010 were the favorable settlement of tax audits, the release of valuation allowances attributable to deferred tax assets, as discussed below, and the recognition of certain US foreign tax credits and foreign R&D credits. For the years ended December 31, 2009 and 2008, there was a benefit of $40 million and $13 million, respectively, due to the recognition of refundable R&D credits that related to prior years. The refundability of these credits does not depend on the existence of taxable income or a tax liability and the credits were not previously recognized due to uncertainty over the realization of these credits. The credits were realized during these years as the income tax audits were completed or the related statutes of limitation for the credits expired. In the year ended December 31, 2009, the tax benefit was partially offset by net out-of-period adjustments related to prior years of $8 million to record income tax expense associated with certain foreign intercompany loans and alternative minimum tax, which related to fiscal years 2003 to 2008. We assessed the impact of correcting these errors in 2009 and did not believe that these amounts were material to any prior period financial statements. As a result, we did not restate any prior period amounts.

During the fourth quarter of 2010, we concluded that it was more likely than not that we would be able to realize the benefit of a significant portion of our deferred tax assets in the future. We based this conclusion on historical and projected operating performance, including the implementation of a global restructuring on January 1, 2011, such that we believe that our operations will generate sufficient taxable income in future periods to realize the tax benefit associated with the deferred tax assets. As a result, we released valuation allowances totaling $117 million related to certain deferred tax assets. We believe that it is more likely than not that the benefit from certain U.S. Federal capital loss carryforwards, state net operating losses and state tax credits, including R&D credit carryforwards, will not be realized and as a result we continue to provide a full valuation allowance on the deferred tax assets relating to these items.

In the three months ended June 30, 2010, we recorded a net discrete deferred income tax benefit of $44 million associated with the sale of our wafer manufacturing operations in Rousset, France, as management determined that this benefit will more likely than not be realized in current and future periods.

The tax attribute carryforwards as at December 31, 2010 consist of the following (in thousands):

Tax Attribute	December 31, 2010	Nature of Expiration
Federal net operating loss carry forwards	$ —	N/A
Foreign net operating loss carry forwards	254,272	beginning 2011
State net operating loss carry forwards	506,811	2011-2030
Federal R&D credits, net of those related to stock option deductions	21,983	beginning 2020
Federal R&D credits related to stock option deductions	7,381	beginning 2020
State R&D credits	10,982	indefinite
Foreign tax credits	25,124	beginning 2020
State investment tax credits	13,857	beginning 2011
Foreign R&D credits	14,556	refundable

We believe we may not be able to utilize the net operating loss carry forwards in non-U.S. jurisdictions before they expire, starting in 2011.

At December 31, 2010, 2009 and 2008, we had $64 million, $183 million and $216 million of unrecognized tax benefits, respectively. We recognize uncertain tax positions only to the extent we believe that it is more-likely-than-not that the position will be sustained. We do not expect any significant changes to uncertain tax position in the next twelve months.

During the third quarter, we were able to complete negotiations and conclude our IRS audit for the years 2000 through 2003, primarily related to transfer pricing. As a result of the settlement of this audit, we recognized previously unrecognized tax benefits of approximately $151 million during the year, which resulted in a benefit to tax expense of $54 million, related to the release of previously accrued tax reserves, and an increase in gross deferred tax assets, primarily foreign tax credits and net operating losses (with a full valuation allowance) of $97 million. We also recorded an additional benefit to income tax expense of approximately $151 million of which $103 million related to the release of previously accrued penalties and interest on the tax exposures, and $48 million related to a refund from the carryback of tax attributes to tax years prior to the audit. During the fourth quarter, we recorded an income tax benefit of $2 million related to an additional refund received related to the IRS audit.

In 2009, the French tax authority completed its examination of tax years 2001 through 2005 for one of our French subsidiaries. The examination for these years resulted in a reduction of deferred tax assets associated with net operating loss carryover of $54 million, for which there was a full valuation allowance.

In addition, we have tax audits in progress in U.S. states and other foreign jurisdictions. We have accrued taxes and related interest and penalties that may be due upon the ultimate resolution of these examinations. While we believe that the resolution of these tax credits will not have a material adverse impact on our results of operations, cash flows or financial position, the outcome is subject to significant uncertainties.

On January 1, 2011, we implemented a global tax restructuring. If we had not implemented this global tax restructuring, we believe that our income tax rate and cash tax liabilities would have substantially increased in 2011 and future years due to an increase in projected taxable income, combined with the substantial reduction of tax attributes during the last few years. This reduction of tax attributes includes the full utilization of U.S. Federal net operating losses and a substantial reduction of foreign tax credits available as of December 31, 2010.

Liquidity and Capital Resources

At December 31, 2010, we had $521 million of cash, cash equivalents and short-term investments, compared to $476 million at December 31, 2009. Our current ratio, calculated as total current assets

divided by total current liabilities, was 2.59 at December 31, 2010, compared to 2.49 at December 31, 2009. We reduced our debt obligations to $4 million at December 31, 2010 from $95 million at December 31, 2009. Working capital, calculated as total current assets less total current liabilities, increased to $708 million at December 31, 2010, compared to $596 million at December 31, 2009. Cash provided by operating activities was $299 million and $122 million for the years ended December 31, 2010 and 2009, respectively, and capital expenditures totaled $100 million and $32 million for the years ended December 31, 2010 and 2009, respectively.

Operating Activities

Net cash provided by operating activities was $299 million for the year ended December 31, 2010, compared to $122 million for the year ended December 31, 2009. Net cash provided by operating activities for the year ended December 31, 2010 increased primarily due to improved operating results, adjusting net income of $423 million to exclude the non-cash benefit relating to the release of tax accruals and reserves for certain deferred tax assets of $165 million, offset by adjustment for certain non-cash charges for depreciation and amortization of $66 million, stock-based compensation charges of $57 million, and $31 million related to the non-cash portion of loss on sale related to the sale of our Rousset, France manufacturing operations and our SMS business. In addition, operating cash flows were reduced by inventory build during the year of $60 million and trade accounts receivable increase of $38 million.

Net cash provided by operating activities was $122 million for the year ended December 31, 2009, compared to $111 million for the year ended December 31, 2008. Net cash provided by operating activities for the year ended December 31, 2009 was attributable to adjusting the net loss of $109 million to exclude an asset impairment charge of $80 million, certain non-cash depreciation and amortization charges of $71 million and stock-based compensation charges of $38 million. In addition, operating cash flows for 2009 were increased by reduced inventories of $85 million (relating to lower production levels). Cash flows from operations were reduced by $49 million through payments that reduced liabilities incurred in 2008, including restructuring payments of $27 million and a repayment of a single customer advance of $10 million.

Accounts receivable increased by 19% or $38 million to $232 million at December 31, 2010, from $194 million at December 31, 2009. The average days of accounts receivable outstanding ("DSO") decreased to 46 days at December 31, 2010 from 51 days at December 31, 2009. The increase in receivable balances is related to the 35% increase in revenues during the year, while DSO improved primarily due to improved collection efforts and better linearity of shipments during the year.

Inventories increased during 2010, using $60 million of operating cash flows for the year ended December 31, 2010 to build inventory, compared to a decrease in inventories resulting in $85 million of operating cash flows for the year ended December 31, 2009. Our days of inventory increased to 109 days at December 31, 2010 from 102 days at December 31, 2009. Inventory levels increased during the year primarily to support higher increased demand within our Microcontroller business. Inventories consist of raw wafers, purchased foundry wafers, work-in-process and finished units. We expect to continue to build our inventory levels throughout 2011.

For the year ended December 31, 2010 and 2009, we made cash payments of $4 million and $11 million, respectively, to former Quantum employees in connection with contingent employment arrangements resulting from the Quantum acquisition in 2008. We also received cash payments of $6 million related to litigation-related insurance settlements that were recorded as a reduction of operating expenses for the year ended December 31, 2010.

Investing Activities

Net cash used in investing activities was $76 million for the year ended December 31, 2010, compared to $44 million for the year ended December 31, 2009. For the year ended December 31, 2010, we paid

$100 million for acquisitions of fixed assets and $5 million for intangible assets, offset in part by net proceeds of $19 million from the sale of our SMS business and net proceeds of $19 million from the sale of short-term investments.

For the year ended December 31, 2009, we paid $32 million for acquisitions of fixed assets, $11 million for intangible assets and approximately $3 million related to contingent consideration earned by a former Quantum employee. For the year ended December 31, 2008, we paid approximately $99 million to acquire Quantum, net of cash acquired, and $44 million for capital expenditures, partially offset by $80 million we received from the sale of fabrication equipment from our North Tyneside, UK facility.

We anticipate expenditures for capital purchases will be between $80 million and $100 million in 2011, which will be used to maintain existing manufacturing operations and provide additional testing capacity.

Financing Activities

Net cash used in financing activities was $158 million and $46 million for the years ended December 31, 2010 and 2009, respectively. We repaid all remaining principal balances on our bank line of credit of $80 million and capital leases of $11 million for the year ended December 31, 2010, compared to payments of $6 million for the year ended December 31, 2009. Proceeds from the issuance of common stock totaled $30 million and $10 million for the years ended December 31, 2010 and 2009, respectively. We utilized $89 million in cash to repurchase 12 million shares of our common stock in 2010, following the authorization by our Board of Directors in August 2010 to repurchase up to $200 million of our common stock in the open market depending upon market conditions and other factors.

We believe our existing balances of cash, cash equivalents and short-term investments, together with anticipated cash flow from operations, available equipment lease financing, and other short-term and medium-term bank borrowings, will be sufficient to meet our liquidity and capital requirements over the next twelve months.

During the next twelve months, we expect our operations to continue to generate positive cash flow. However, a portion of cash balances may be used to make capital expenditures, repurchase common stock, or make acquisitions. Remaining debt obligations totaled $4 million at December 31, 2010. We made $100 million in cash payments for capital equipment in 2010, and we expect total cash payments for capital expenditures of $80 million to $100 million in 2011. We paid $91 million to reduce our debt in 2010. We paid $4 million in restructuring payments, primarily for employee severance, in 2010. We expect to pay out approximately $15 to $25 million in additional restructuring and disposition related payments over the next twelve months. During 2011 and in future years, our ability to make necessary capital investments or strategic acquisitions will depend on our ability to continue to generate sufficient cash flow from operations and on our ability to obtain adequate financing if necessary. We believe we have sufficient working capital to fund operations with $521 million in cash, cash equivalents and short-term investments as of December 31, 2010 together with expected future cash flows from operations. Cash flows from operations totaled $299 million for the year ended December 31, 2010.

On March 15, 2006, we entered into a five-year asset-backed credit facility for up to $165 million (reduced to $125 million on November 6, 2009) with certain European lenders. Commitment fees and amortization of up-front fees paid related to this facility totaled $1 million in each of the three years ended December 31, 2010, 2009 and 2008, respectively, and are included in interest and other income (expense), net, in the consolidated statements of operations. In November 2010, we repaid all amounts outstanding under this facility and terminated the facility agreement in December 2010.

Contractual Obligations

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2010. See Note 11 of Notes to Consolidated Financial Statements for further discussion.

Contractual Obligations:	Payments Due by Period				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
			(In thousands)		
Notes payable	$ —	$ —	$ 3,967	$ —	$ 3,967
Capital leases	90	—	—	—	90
Total debt obligations	90	—	3,967	—	4,057
Capital purchase commitments	3,473	—	—	—	3,473
Long-term supply agreement obligation(a)	29,820	—	—	—	29,820
Long-term supply agreement obligation(b)	148,798	188,080	28,629	—	365,507
Estimated pension plan benefit payments (see Note 13)	417	990	1,445	7,238	10,090
Grants to be repaid	14,456	—	—	—	14,456
Restructuring(c)	3,477	—	—	—	3,477
Operating leases(d)	14,942	14,940	3,294	3,091	36,267
Other long-term obligations(e)	14,040	28,080	4,668	6,516	53,304
Total other commitments	229,423	232,090	38,036	16,845	516,394
Add: interest	1	—	—	—	1
Total	$229,514	$232,090	$42,003	$16,845	$520,452

(a) This amount relates to the contractual obligation on a supply agreement that we entered into with TSI, the buyer of our manufacturing operations in Heilbronn, Germany. This commitment is equivalent to approximately 22 million Euros as of December 31, 2010 (the original commitment upon closing in 2008 was 82 million Euros).

(b) This amount relates to the contractual obligation for the wafer supply agreement that we entered into with LFoundry, the buyer of our manufacturing operations in Rousset, France in June 2010 (the original commitment upon closing was $448 million).

(c) Contains all restructuring liabilities as of December 31, 2010.

(d) Contains approximately $21 million of obligations relating to software rights.

(e) Other long-term obligations consist of advances from customers account for $35 million of the balance, of which $10 million is paid out annually, until paid in full (see Note 2 of Notes to Consolidated Financial Statements for further discussion). The remaining balance of $18 million relates to $12 million of technology license payments and $6 million of various other long-term obligations.

The contractual obligation table above excludes certain estimated tax liabilities of $26 million as of December 31, 2010 because we cannot make a reliable estimate of the timing of tax audit outcomes and related future tax payments. However, these estimated tax liabilities for uncertain tax positions are included in our consolidated balance sheet. See Note 2 and 12 of the Notes to the Consolidated Financial Statements for further discussion.

Our ability to service long-term debt or repurchase shares in the United States or to obtain cash for other needs from our foreign subsidiaries may be structurally impeded. Since a substantial portion of our operations are conducted through our foreign subsidiaries, our cash flow, ability to service debt, and payments to vendors are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to us. Our foreign subsidiaries are separate and distinct legal entities and may be subject to local legal or tax requirements, or other restrictions that may limit their ability to transfer funds to other group entities including the U.S. parent entity, whether by dividends, distributions, loans or other payments.

Defined Benefit Pension Plans

We sponsor defined benefit pension plans that cover substantially all of our French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are non-funded, except as pension payments to beneficiaries become due. Pension liabilities and charges to expense are based upon various assumptions, updated quarterly, including discount rates, future salary increases, employee turnover, and mortality rates. Retirement Plans consist of two types of plans. Our first plan type covers our French employees and provides for termination benefits paid to employees only at retirement, and consists of approximately one to five months of salary. Our second plan type covers our German employees and provides for defined benefit payouts for the remaining employee's post-retirement life. Pension benefits payable under these plans totaled $27 million and $29 million at December 31, 2010 and 2009, respectively. Cash funding for benefits to be paid for in 2011 is expected to be approximately $0.4 million and an additional $10 million thereafter over the next 10 years.

Off-Balance Sheet Arrangements (Including Guarantees)

In the ordinary course of business, we have investments in privately held companies, which we review annually to determine if they should be accounted for as variable interest entities. For the year ended December 31, 2010, we evaluated our investments in these privately held companies and concluded that we are not the primary beneficiary of any variable interest from investment entities. As a result, we account for these investments on the cost basis and do not consolidate the activity of these investee entities. Certain events can require a reassessment of our investments in privately held companies to determine if they meet the criteria for variable interest entities and to determine which stakeholders in such entities will be the primary beneficiary. In the event of a reassessment, we may be required to make additional disclosures or consolidate these entities in future periods.

During the ordinary course of business, we provide standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either our subsidiaries or us. As of December 31, 2010, the maximum potential amount of future payments that we could be required to make under these guarantee agreements was approximately $2 million. We have not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, we believe we will not be required to make any payments under these guarantee arrangements.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance that revises analysis for identifying the primary beneficiary of a variable interest entity ("VIE"), by replacing the previous quantitative-based analysis with a framework that is based more on qualitative judgments. The new guidance requires the primary beneficiary of a VIE to be identified as the party that both (i) has the power to direct the activities of a VIE that most significantly impact its economic performance and (ii) has an obligation to absorb losses or a right to receive benefits that could potentially be significant to the VIE. This guidance is effective for financial statements issued for fiscal years, and interim periods within those

fiscal years, beginning after November 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In January 2010, the FASB* issued guidance that expands the interim and annual disclosure requirements of fair value measurements, including the information about movement of assets between Level 1 and 2 of the three-tier fair value hierarchy established under its fair value measurement guidance. This guidance also requires separate disclosure for purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs using Level 3 methodologies. Except for the detailed disclosure in the Level 3 reconciliation, which is effective for the fiscal years beginning after December 15, 2010, all the other disclosures under this guidance became effective for interim and annual periods beginning after December 15, 2009. The adoption of the disclosure portion of the guidance did not have a material impact on the Company's consolidated results of operations and financial position. We do not expect the adoption of the portion of the guidance related to the Level 3 reconciliation to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs. The elimination of the concept of a QSPE removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The adoption of this amendment did not have a material impact on our consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 of Notes to Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be our critical accounting policies. These critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We sell our products to OEMs and distributors and recognize revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Allowances for sales returns and other credits are recorded at the time of sale.

Contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents are used to verify delivery. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Sales terms do not include post-shipment obligations except for product warranty, as described in Note 1 of Notes to Consolidated Financial Statements.

For sales to certain distributors (primarily based in the U.S. and Europe) with agreements allowing for price protection and product returns, we do not have the ability to estimate future claims at the point of shipment, and given that price is not fixed or determinable at that time, revenue is not recognized until the distributor sells the product to its end customer.

During 2010, we negotiated new sales terms with our independent distributors in Asia, excluding Japan. Under the new terms, we invoice these distributors at full list price upon shipment and issue a rebate, or "credit," once product has been sold to the end customer and the distributor has certain met reporting requirements. Our previous sales arrangement with Asia distributors was to invoice at a price net of any rebates. We have historically recognized revenue for Asia distributors at the point of shipment as the price was fixed or determinable and all other revenue recognition criteria were met at the point of shipment. After implementing our new sales agreements, and reviewing the pricing, rebate and quotation-related terms, we concluded that we could reliably estimate future claims. Therefore, we continue to recognize revenue at the point of shipment for our Asian distributors, utilizing amounts invoiced, less estimated future claims, as we have the ability to estimate future claims at that time.

Our revenue reporting is highly dependent on receiving accurate and timely data from our distributors. Distributors provide us periodic data regarding the product, price, quantity, and end customer when products are resold as well as the quantities of our products they still have in stock. Because the data set is large and complex and because there may be errors in the reported data, we must use estimates and apply judgments to reconcile distributors' reported inventories to their activities. Actual results could vary from those estimates.

Allowance for Doubtful Accounts and Sales Returns

We must make estimates of potential future product returns and revenue adjustments related to current period product revenue. Management analyzes historical returns, current economic trends in the semiconductor industry, changes in customer demand and acceptance of our products when evaluating the adequacy of our allowance for sales returns. If management made different judgments or utilized different estimates, material differences in the amount of our reported revenues may result. We provide for sales returns based on our customer experience and our expectations for revenue adjustments based on economic conditions within the semiconductor industry.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make our estimates of the uncollectibility of our accounts receivable by analyzing specific customer creditworthiness, historical bad debts and current economic trends. At both December 31, 2010 and 2009, the allowance for doubtful accounts was approximately $12 million.

Income Taxes

In calculating our income tax expense, it is necessary to make certain estimates and judgments for financial statement purposes that affect the recognition of tax assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the net deferred tax asset would decrease income tax expense in the period such determination is made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the net deferred tax asset would increase income tax expense in the period such determination is made.

In assessing the realizability of deferred tax assets, we evaluate both positive and negative evidence that may exist and consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Any adjustment to the net deferred tax asset valuation allowance would be recorded in the consolidated statement of operations for the period that the adjustment is determined to be required.

Our income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. Our tax filings, however, are subject to audit by the respective tax authorities. Accordingly, we recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

Valuation of Inventory

Our inventories are stated at the lower of cost (determined on a first-in, first-out basis for raw materials and purchased parts and an average cost basis for work in progress and finished goods) or market. Cost includes labor, including stock-based compensation costs, materials, depreciation and other overhead costs, as well as factors for estimated production yields and scrap. Determining market value of inventories involves numerous judgments, including average selling prices and sales volumes for future periods. We primarily utilize selling prices in our period ending backlog for measuring any potential declines in market value below cost. Any adjustment for market value provision is charged to cost of revenues at the point of market value decline.

We evaluate our ending inventories for excess quantities and obsolescence on a quarterly basis. This evaluation includes analysis of historical and forecasted sales levels by product. We provide for inventories on hand in excess of forecasted demand. In addition, we write off inventories that are considered obsolete. Obsolescence is determined from several factors, including competitiveness of product offerings, market conditions and product life cycles. Increases to the provision for excess and obsolete inventory are charged to cost of revenues. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-cost inventory is subsequently sold, the related provision is matched to the movement of related product inventory, resulting in lower costs and higher gross margins for those products.

Our inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than we estimate, we may be required to take additional inventory write-downs.

Fixed Assets

We review the carrying value of fixed assets for impairment when events and circumstances indicate that the carrying value of an asset or group of assets may not be recoverable from the estimated future cash flows expected to result from its use and/or disposition. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in our market capitalization for an extended period of time relative to net book value, (v) recent changes in our manufacturing model, and (vi) management's assessment of future manufacturing capacity requirements. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the estimated fair value of the

assets. The estimation of future cash flows involves numerous assumptions, which require our judgment, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets, future-selling prices for our products and future production and sales volumes. In addition, we must use our judgment in determining the groups of assets for which impairment tests are separately performed.

Our business requires heavy investment in manufacturing facilities that are technologically advanced but can quickly become significantly underutilized or rendered obsolete by rapid changes in demand for semiconductors produced in those facilities.

We estimate the useful life of our manufacturing equipment, which is the largest component of our fixed assets, to be five years. We base our estimate on our experience with acquiring, using and disposing of equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin depreciation on new equipment when it is put into use for production. The aggregate amount of fixed assets under construction for which depreciation was not being recorded was approximately $9 million and $4 million as of December 31, 2010 and 2009, respectively.

Valuation of Goodwill and Intangible Assets

We review goodwill and intangible assets with indefinite lives for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Purchased intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that we may not be able to recover the asset's carrying amount. Determining the fair value of a reporting unit is subjective in nature and involves the use of significant estimates and assumptions. We determine the fair value of our reporting unit based on an income approach, whereby we calculate the fair value of the reporting unit based on the present value of estimated future cash flows, which are formed by evaluating operating plans. Estimates of the future cash flows associated with the businesses are critical to these assessments. The assumptions used in the fair value calculation change from year to year and include revenue growth rates, operating margins, risk adjusted discount rates and future economic and market conditions. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. We base our fair value estimates on assumptions we believe to be reasonable. Actual future results may differ from those estimates.

Stock-Based Compensation

We determine the fair value of stock-based payment awards on the measurement date utilizing an option-pricing model, which is affected by our common stock price as well as a change in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors during the expected period between the stock option vesting date and the stock option exercise date. For performance-based restricted stock units, we are required to assess the probability of achieving certain financial objectives at the end of each reporting period. Based on the assessment of this probability, which requires subjective judgment, we record stock-based compensation expense before the performance criteria are actually fully achieved, which may then be reversed in future periods if we determine that it is no longer probable that the objectives will be achieved. The expected cost of each award is reflected over the performance period and is reduced for estimated forfeitures. The fair value of a restricted stock unit is equivalent to the market price of our common stock on the measurement date.

Restructuring Charges

We have recorded accruals for restructuring costs related to the restructuring of operations. The restructuring accruals include primarily payments to employees for severance, termination fees associated with leases, other contracts and other costs related to the closure of facilities. Accruals are recorded when management has approved a plan to restructure operations and a liability has been incurred. The restructuring accruals are based upon management estimates at the time they are recorded. These estimates can change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded.

Litigation

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We accrue for losses related to litigation if a loss is probable and the loss can be reasonably estimated. We regularly evaluate current information available to determine whether accruals for litigation should be made. If we were to determine that such a liability was probable and could be reasonably estimated, the adjustment would be charged to income in the period such determination was made.

Valuation of Marketable Securities

Our marketable securities include corporate debt securities, U.S. government and municipal agency debt securities, commercial paper, guaranteed variable annuities and auction rate securities. We monitor our investments for impairment periodically and recognize an impairment charge when the decline in the fair value of these investments is judged to be other-than-temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. We consider various factors in determining whether impairment is other-than-temporary, including the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and our ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

We maintain investment portfolio holdings of various issuers, types and maturities whose values are dependent upon short-term interest rates. We generally classify these securities as available-for-sale, and consequently record them on the consolidated balance sheet at fair value with unrealized gains and losses being recorded as a separate part of stockholders' equity. We do not currently hedge these interest rate exposures. Given our current profile of interest rate exposures and the maturities of our investment holdings, we believe that an unfavorable change in interest rates would not have a significant negative impact on our investment portfolio or statements of operations through December 31, 2010,

We had long-term debt and capital leases totaling $4 million at December 31, 2010, which have fixed interest rates. We no longer have any variable rate debt due to the repayment of our line of credit to Bank of America in the fourth quarter of 2010 (see Note 8 of the Notes to the Consolidated Financial Statements). We do not hedge against the risk of interest rate changes for debt and could be negatively affected should these rates increase significantly. While there can be no assurance that these rates will remain at current levels, we believe that any rate increase will not cause a significant adverse impact to our results of operations, cash flows or to our financial position.

Foreign Currency Risk

When we take an order denominated in a foreign currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we ship our product, which would reduce our revenues. Conversely, revenues will be positively impacted if the local currency strengthens against the dollar. For example, in Europe, where we have costs denominated in European currencies, costs will decrease if the local currency weakens. Conversely, all costs will increase if the local currency strengthens against the dollar. The net effect of average exchange rates for the year ended December 31, 2010, compared to the average exchange rates for the year ended December 31, 2009, would have resulted in an increase to income of operations of $12 million. This impact is determined assuming that all foreign currency denominated transactions that occurred for the year ended December 31, 2010 were recorded using the average foreign currency exchange rates in the same period in 2009. We do not use derivative instruments to hedge our foreign currency risk.

Changes in foreign exchange rates have historically had a significant effect on our net revenues and operating costs. Net revenues denominated in foreign currencies were 22%, 24% and 23% of our total net revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Costs denominated in foreign currencies were 33%, 39% and 47% of our total operating costs for the years ended December 31, 2010, 2009 and 2008, respectively.

Net revenues denominated in Euros were 22%, 23% and 22% for the years ended December 31, 2010, 2009 and 2008, respectively. Costs denominated in Euros were 29%, 35% and 42% of our total costs for the years ended December 31, 2010, 2009 and 2008, respectively.

Net revenues included 265 million Euros, 207 million Euros and 230 million Euros for the years ended December 31, 2010, 2009 and 2008, respectively. Operating expenses included 291 million Euros, 312 million Euros and 429 million Euros for the years ended December 31, 2010, 2009 and 2008, respectively.

Average exchange rates utilized to translate foreign currency revenues and expenses in Euros were approximately 1.36, 1.39 and 1.48 Euros to the dollar for the years ended December 31, 2010, 2009 and 2008, respectively.

For the year ended December 31, 2010, changes in foreign exchange rates had an unfavorable effect on our operating results. Our net revenues for the year ended December 31, 2010 would have been approximately $17 million higher had the average exchange rate in 2010 remained the same as the rate in effect for the year ended December 31, 2009. In addition, in 2010, our operating expenses would have been approximately $5 million higher (relating to cost of revenues of $0.1 million; research and development expenses of $4 million and sales, general and administrative expenses of $1 million). The net effect, had foreign currency rates remained the same during 2010, would have resulted in an increase to income of operations of approximately $12 million in 2010.

For the year ended December 31, 2009, changes in foreign exchange rates had a favorable effect on our operating results. Our net revenues for the year ended December 31, 2009 would have been approximately $18 million higher had the average exchange rate in 2009 remained the same as the rate in effect for the year ended December 31, 2008. In addition, in 2009, our operating expenses would also have been approximately $39 million higher (relating to cost of revenues of $19 million; research and development expenses of $13 million; and sales, general and administrative expenses of $7 million). The net effect, had foreign currency rates remained the same during 2009, would have resulted in an increase to loss from operations of approximately $21 million in 2009.

We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Approximately 33% and 29% of our accounts receivables were denominated in foreign currency as of December 31, 2010 and 2009.

Similarly, we face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately 10% and 27% of our accounts payable were denominated in foreign currency as of December 31, 2010 and 2009, respectively. Approximately 98% and 15% of our debt obligations were denominated in foreign currency as of December 31, 2010 and December 31, 2009, respectively. We have not historically sought to hedge our foreign currency exposure, although we may determine to do so in the future.

Liquidity and Valuation Risk

Approximately $2 million and $5 million of our investment portfolio at December 31, 2010 and 2009, respectively, were invested in auction-rate securities. In July 2010, we sold $3 million of our auction-rate securities to UBS Financial Services Inc. at par value.

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Consolidated Financial Statements of Atmel Corporation	
Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008	69
Consolidated Balance Sheets as of December 31, 2010 and 2009	70
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008	71
Consolidated Statements of Stockholders' Equity and Comprehensive (Loss) Income for the Years Ended December 31, 2010 2009 and 2008	72
Notes to Consolidated Financial Statements	73
Report of Independent Registered Public Accounting Firm	118
Financial Statement Schedules	
The following Financial Statement Schedules for the years ended December 31, 2010, 2009, and 2008 should be read in conjunction with the Consolidated Financial Statements, and related notes thereto:	
Schedule II Valuation and Qualifying Accounts	119
Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto	
Supplementary Financial Data	
Selected Quarterly Financial Data (unaudited) for the Years Ended December 31, 2010 and 2009	120

Atmel Corporation

Consolidated Statements of Operations

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
	(In thousands, except per share data)		
Net revenues	**$1,644,060**	**$1,217,345**	**$1,566,763**
Operating expenses			
Cost of revenues	915,876	804,338	976,223
Research and development	236,812	212,045	260,310
Selling, general and administrative	264,296	221,334	273,196
Acquistion-related charges	1,600	16,349	23,614
Charges for grant repayments	1,000	1,554	718
Restructuring charges	5,253	6,681	71,324
Asset impairment charges	11,922	79,841	7,969
Loss (gain) on sale of assets	99,767	(164)	(32,654)
Total operating expenses	**1,536,526**	**1,341,978**	**1,580,700**
Income (loss) from operations	**107,534**	**(124,633)**	**(13,937)**
Interest and other income (expense), net	8,818	(11,406)	(6,306)
Income (loss) from operations before income taxes	**116,352**	**(136,039)**	**(20,243)**
Benefit from (provision for) income taxes	306,723	26,541	(6,966)
Net income (loss)	**$ 423,075**	**$ (109,498)**	**$ (27,209)**
Basic net income (loss) per share:			
Net income (loss)	$ 0.92	$ (0.24)	$ (0.06)
Weighted-average shares used in basic net income (loss) per share calculations	458,482	451,755	446,504
Diluted net income (loss) per share:			
Net income (loss)	$ 0.90	$ (0.24)	$ (0.06)
Weighted-average shares used in diluted net income (loss) per share calculations	469,580	451,755	446,504

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
	(In thousands, except par value)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 501,455	$ 437,509
Short-term investments	19,574	38,631
Accounts receivable, net of allowance for doubtful accounts of $11,847 and $11,930, respectively	231,876	194,099
Inventories	276,650	226,296
Current assets held for sale	—	16,139
Prepaids and other current assets	123,620	83,434
Total current assets	**1,153,175**	**996,108**
Fixed assets, net	260,124	203,219
Goodwill	54,676	56,408
Intangible assets, net	17,603	29,841
Non-current assets held for sale	—	83,260
Other assets	164,464	24,006
Total assets	**$1,650,042**	**$1,392,842**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt and capital lease obligations	$ 81	$ 85,462
Trade accounts payable	160,011	105,692
Accrued and other liabilities	217,904	152,572
Current liabilities held for sale	—	11,284
Deferred income on shipments to distributors	66,708	44,691
Total current liabilities	**444,704**	**399,701**
Long-term debt and capital lease obligations, less current portion	3,976	9,464
Long-term liabilities held for sale	—	4,014
Other long-term liabilities	148,306	215,256
Total liabilities	**596,986**	**628,435**
Commitments and contingencies (Note 11)		
Stockholders' equity		
Preferred stock; par value $0.001; Authorized: 5,000 shares; no shares issued and outstanding	—	—
Common stock; par value $0.001; Authorized: 1,600,000 shares; Shares issued and outstanding: 456,788 at December 31, 2010 and 454,586 at December 31, 2009	457	455
Additional paid-in capital	1,273,853	1,284,140
Accumulated other comprehensive income	16,329	140,470
Accumulated deficit	(237,583)	(660,658)
Total stockholders' equity	**1,053,056**	**764,407**
Total liabilities and stockholders' equity	**$1,650,042**	**$1,392,842**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Statements of Cash Flows

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
	(In thousands)		
Cash flows from operating activities			
Net income (loss)	$ 423,075	$(109,498)	$ (27,209)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	66,495	70,621	134,796
Gain on sale or disposal of fixed assets and other non-cash charges	(31,137)	—	(35,671)
Non-cash asset impairment charges	11,922	79,841	3,025
Deferred taxes	(164,590)	(15,132)	1,130
Other non-cash (gains) losses, net	(13,225)	6,563	(813)
(Recovery of) provision for doubtful accounts receivable	(76)	(3,066)	12,330
Accretion of interest on long-term debt	650	569	1,468
In-process research and development charges	—	—	1,047
Stock-based compensation expense	57,445	37,619	35,437
Excess tax benefit on stock-based compensation	(3,088)	—	—
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	(37,510)	(6,680)	15,625
Inventories	(60,132)	84,765	19,843
Current and other assets	(31,423)	10,175	36,266
Trade accounts payable	16,031	38	(102,852)
Accrued and other liabilities	111,112	(49,014)	(10,215)
Income taxes payable	(68,112)	11,787	5,074
Deferred income on shipments to distributors	22,017	3,179	21,804
Net cash provided by operating activities	**299,454**	**121,767**	**111,085**
Cash flows from investing activities			
Acquisitions of fixed assets	(99,808)	(31,750)	(44,365)
Proceeds from the sale of fixed assets	652	—	—
Proceeds from the sale of North Tyneside assets and other assets, net of selling costs	—	—	79,543
Acquisition of Quantum Research Group, net of cash acquired	—	(3,362)	(98,585)
Proceeds from the sale of SMS business, net of cash transferred	19,023	—	—
Acquisitions of intangible assets	(5,458)	(10,800)	(1,250)
Purchases of marketable securities	(20,567)	(34,820)	(27,120)
Sales or maturities of marketable securities	39,388	39,001	37,823
Investment in private company	(3,936)	—	—
Increases in long-term restricted cash	(5,000)	(1,850)	—
Net cash used in investing activities	**(75,706)**	**(43,581)**	**(53,954)**
Cash flows from financing activities			
Principal payments on debt	(11,106)	(6,177)	(18,086)
Repayment of bank lines of credit	(80,000)	(45,000)	—
Repurchase of common stock	(89,216)	—	—
Proceeds from issuance of common stock	29,911	9,746	10,520
Tax payments related to shares withheld for vested restricted stock units	(11,139)	(4,074)	(1,764)
Excess tax benefit on stock-based compensation	3,088	—	—
Net cash used in financing activities	**(158,462)**	**(45,505)**	**(9,330)**
Effect of exchange rate changes on cash and cash equivalents	(1,340)	(4,098)	(13,005)
Net increase in cash and cash equivalents	63,946	28,583	34,796
Cash and cash equivalents at beginning of the year	**437,509**	**408,926**	**374,130**
Cash and cash equivalents at end of year	**$ 501,455**	**$ 437,509**	**$ 408,926**
Supplemental cash flow disclosures:			
Interest paid	$ 2,864	$ 4,464	$ 9,137
Income taxes paid	14,993	7,222	18,833
Supplemental non-cash investing and financing activities disclosures:			
Decreases in accounts payable related to fixed asset purchases	(841)	(2,777)	(6,611)
(Decreases) in liabilities related to intangible assets purchases	(4,000)	(4,800)	(930)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Par Value				
			(In thousands)			
Balances, December 31, 2007	**443,837**	**$444**	**$1,193,846**	**$153,140**	**$(523,951)**	**$ 823,479**
Comprehensive loss:						
Net loss	—	—	—	—	(27,209)	**(27,209)**
Actuarial gain related to defined benefit pension plans	—	—	—	4,079	—	**4,079**
Pension adjustment for sale of Heilbronn manufacturing facilities (see Note 16)				(2,970)		**(2,970)**
Unrealized losses on investments, net of tax	—	—	—	(1,231)	—	**(1,231)**
Foreign currency translation adjustments	—	—	—	(39,019)	—	**(39,019)**
Total comprehensive loss						**(66,350)**
Stock-based compensation expense	—	—	35,793	—		**35,793**
Issuance of common stock for the acquisition of Quantum Research Group	126	—	405	—	—	**405**
Exercise of stock options	1,376	1	3,187	—		**3,188**
Issuance of common stock under employee stock purchase plan	2,431	3	7,329	—	—	**7,332**
Vested restricted stock units	1,558	1	—	—	—	**1**
Shares withheld for employee taxes related to vested restricted stock units	(456)	—	(1,764)	—	—	**(1,764)**
Balances, December 31, 2008	**448,872**	**$449**	**$1,238,796**	**$113,999**	**$(551,160)**	**$ 802,084**
Comprehensive loss:						
Net loss	—	—	—	—	(109,498)	**(109,498)**
Actuarial gain related to defined benefit pension plans	—	—	—	413	—	**413**
Unrealized gains on investments, net of tax	—	—	—	327	—	**327**
Foreign currency translation adjustments	—	—	—	25,731	—	**25,731**
Total comprehensive loss						**(83,027)**
Stock-based compensation expense	—	—	37,730	—	—	**37,730**
Exercise of stock options	1,206	1	3,262	—	—	**3,263**
Issuance of common stock under employee stock purchase plan	2,139	2	6,481	—	—	**6,483**
Common stock issued in lieu of 2008 bonus awards	632	1	1,944	—	—	**1,945**
Vested restricted stock units	3,014	3	—	—	—	**3**
Shares withheld for employee taxes related to vested restricted stock units	(1,277)	(1)	(4,073)	—	—	**(4,074)**
Balances, December 31, 2009	**454,586**	**$455**	**$1,284,140**	**$140,470**	**$(660,658)**	**$ 764,407**
Comprehensive income:						
Net income	—	—	—	—	423,075	**423,075**
Actuarial loss related to defined benefit pension plans	—	—	—	(788)	—	**(788)**
Unrealized losses on investments, net of tax	—	—	—	(2,102)	—	**(2,102)**
Recognition of cumulative foreign CTA adjustments (See Note 16)	—	—	—	(99,779)	—	**(99,779)**
Foreign currency translation adjustments	—	—	—	(21,472)	—	**(21,472)**
Total comprehensive income						**298,934**
Stock-based compensation expense	—	—	58,487	—	—	**58,487**
Tax benefit on stock based compensation expense	—	—	1,664	—	—	**1,664**
Exercise of stock options	5,344	5	22,493	—	—	**22,498**
Issuance of common stock under employee stock purchase plan	2,028	2	7,411	—	—	**7,413**
Vested restricted stock units	4,816	5	—	—	—	**5**
Shares withheld for employee taxes related to vested restricted stock units	(1,418)	(1)	(11,138)	—	—	**(11,139)**
Common stock issued to former employees of Quantum (See Note 3)	3,152	3	—	—	—	**3**
Repurchase of common stock	(11,720)	(12)	(89,204)	—	—	**(89,216)**
Balances, December 31, 2010	**456,788**	**$457**	**$1,273,853**	**$ 16,329**	**$(237,583)**	**$1,053,056**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Atmel Corporation ("Atmel" or "the Company") is one of the world's leading designers, developers and suppliers of microcontrollers. Atmel offers an extensive portfolio of capacitive touch products that integrate its microcontrollers with fundamental touch-focused intellectual property, or IP, that Atmel has developed. Atmel also designs and sell products that are complementary to its microcontroller business, including nonvolatile memory and Flash memory products, radio frequency and mixed-signal components and application specific integrated circuits. Atmel's microcontrollers, which are self-contained computers-on-a-chip, and related products are used today in many of the world's leading smartphones, tablet devices and other consumer and industrial electronics to provide core functionality for touch sensing, security, wireless and battery management. Atmel's semiconductors also enable applications in many other fields, such as smart-metering for utility monitoring and billing, buttons, sliders and wheels found on the touch panels of appliances, various aerospace, industrial and military products and systems, and electronic-based automotive components, like keyless ignition, access, engine control, lighting and entertainment systems, for standard and hybrid vehicles.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Atmel and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include provision for excess and obsolete inventory, sales return reserves, stock-based compensation expense, allowances for doubtful accounts receivable, warranty accruals, estimates for useful lives associated with long-lived assets, charges for grant repayments, asset impairment charges, recoverability of goodwill and intangible assets, restructuring charges, fair value of net assets held for sale liabilities for uncertain tax positions, and deferred tax asset valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of Atmel's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other current assets and current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items. Investments in debt securities are carried at fair value based on quoted market prices. The estimated fair value has been determined by the Company using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that Atmel could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents

Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents, and consist of highly liquid money market instruments.

Atmel maintains its cash balances at a variety of financial institutions and has not experienced any material losses relating to such instruments. Atmel invests its excess cash in accordance with its investment policy that has been reviewed and approved by the Board of Directors.

Investments

All of the Company's investments in debt and equity securities in publicly-traded companies are classified as available-for-sale. Available-for-sale securities with an original or remaining maturity of greater than 90 days, as of the date of purchase, are classified as short-term when they represent investments of cash that are intended for use in current operations. Investments in available-for-sale securities are reported at fair value with unrealized (losses) gains, net of related tax, included as a component of accumulated other comprehensive income.

The Company's marketable securities include corporate equity securities, U.S. and foreign corporate debt securities, guaranteed variable annuities and auction-rate securities. The Company monitors its investments for impairment periodically and recognizes an impairment charge when the decline in the fair value of these investments is judged to be other-than temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. The Company considers various factors in determining whether impairment is other-than-temporary, including the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. The Company's investments include certain highly-rated auction rate securities, totaling $2,251 and $5,392 at December 31, 2010 and 2009, respectively, which are structured with short-term interest rate reset dates of either 7 or 28 days, and contractual maturities that can be in excess of ten years. The Company evaluates its portfolio by continuing to monitor the credit rating and interest yields of these auction-rate securities and status of reset at each auction date.

Accounts Receivable

An allowance for doubtful accounts is calculated based on the aging of Atmel's accounts receivable, historical experience, and management judgment. Atmel writes off accounts receivable against the allowance when Atmel determines a balance is uncollectible and no longer intends to actively pursue collection of the receivable. The Company recorded bad debt (recovery) expenses of $(76), $(3,066) and $12,330 for the years ended December 31, 2010, 2009 and 2008, respectively.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis for raw materials and purchased parts; and an average-cost basis for work in progress and finished goods) or market. Market is based on estimated net realizable value. The Company establishes provisions for lower of cost or market and excess and obsolescence write-downs. The determination of obsolete or excess inventory requires an estimation of the future demand for the Company's products and these reserves are recorded when the inventory on hand exceeds management's estimate of future demand for each product. Once the inventory is written down, a new cost basis is established and these inventory reserves are not relieved until the related inventory has been sold or scrapped.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives:

Building and improvements	10 to 20 years
Machinery, equipment and software	2 to 5 years
Furniture and fixtures	5 years

Maintenance, repairs and minor upgrades are expensed as incurred.

Investments in Privately-Held Companies

Periodically, the Company makes minority investments in certain privately-held companies to further its strategic objectives. Investments in privately-held companies are accounted for at historical cost or, if Atmel has significant influence over the investee, using the equity method of accounting. Atmel's proportionate share of income or losses from investments accounted for under the equity method, and any gain or loss on disposal, are recorded in interest and other income (expenses), net. Investments in privately- held companies are included in other assets on the Company's consolidated balance sheets.

For investments in privately-held companies, the Company monitors for impairment periodically and reduces their carrying values to fair value when the declines are determined to be other-than-temporary.

Revenue Recognition

The Company sells its products to OEMs and distributors and recognizes revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Allowances for sales returns and other credits are recorded at the time of sale.

Contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents are used to verify delivery. The Company assesses whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company assesses collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Sales terms do not include post-shipment obligations except for product warranty.

For sales to certain distributors (primarily based in the U.S. and Europe) with agreements allowing for price protection and product returns, the Company does not have the ability to estimate future claims at the point of shipment, and given that price is not fixed or determinable at that time, revenue is not recognized until the distributor sells the product to its end customer. At the time of shipment to these distributors, the Company records a trade receivable for the selling price as there is a legally enforceable right to payment, relieves inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the gross margin in deferred income on shipments to distributors on the consolidated balance sheets.

During 2010, the Company negotiated new sales terms with its independent distributors in Asia, excluding Japan. Under the new terms, the Company invoices these distributors at full list price upon shipment and issues a rebate, or "credit," once product has been sold to the end customer and the distributor has met certain reporting requirements. The Company's previous sales arrangement with Asia distributors was to invoice at a price net of any rebates. The Company has historically recognized revenue for Asia distributors at the point of shipment as the price was fixed or determinable and all other revenue recognition criteria were met at the point of shipment. After implementing these new sales agreements, and reviewing the pricing, rebate and quotation-related terms, the Company concluded that it could reliably estimate future claims. Therefore, the Company continues to recognize revenue at the point of

shipment for its Asian distributors, utilizing amounts invoiced, less estimated future claims, as the Company has the ability to estimate future claims at that time.

Royalty Expense Recognition

The Company has entered into a number of technology license agreements with unrelated third parties. Generally, the agreements require a one-time or annual license fee. In addition, the Company may be required to pay a royalty on sales of certain products that are derived under these licensing arrangements. The royalty expense is accrued in cost of revenues over the period in which the revenues incorporating the technology are recognized, and is included in accrued and other liabilities on the consolidated balance sheets.

Grant Recognition

Subsidy grants from government organizations are amortized as a reduction of expenses over the period the related obligations are fulfilled. Recognition of future subsidy benefits will depend on either the Company's achievement of certain technical milestones, capital investment spending goals, employment goals and other requirements. The Company recognized the following amount of subsidy grant benefits as a reduction of either cost of revenues or research and development expenses, depending on the nature of the grant:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Cost of revenues	$ 18	$ 58	$ 1,688
Research and development expenses	7,866	11,198	21,603
Total	$7,884	$11,256	$23,291

The Company receives economic incentive grants and allowances from European governments, agencies and research organizations targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive, headcount, capital and research and development expenditures and other covenants that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date and these programs can be subject to periodic review by the relevant governments. In addition, the Company may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to its plans for headcount, project spending, or capital investment at any of these specific locations. If the Company is unable to comply with any of the covenants in the grant agreements, the Company may face adverse actions from the government agencies providing the grants and its results of operations and financial position could be materially adversely affected. Refer to Note 15 for further discussion.

Advertising Costs

Atmel expenses all advertising costs as incurred. Advertising costs were not significant for the years ended December 31, 2010, 2009, or 2008.

Foreign Currency Translation

Certain of Atmel's major international subsidiaries use their local currencies as their respective functional currencies. Financial statements of these foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. The effect of translating the accounts of these foreign subsidiaries into U.S. dollars has

been included in the consolidated statements of stockholders' equity and comprehensive (loss) income as a foreign currency translation adjustment. Gains and losses from remeasurement of assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations. Gains and losses due to foreign currency remeasurement included in interest and other income (expense), net for the years ended December 31, 2010, 2009 and 2008 were $13,199, $(6,651) and $(4,939), respectively.

Stock-Based Compensation

The Company determines the fair value of stock-based payment awards on the measurement date utilizing an option-pricing model, which is affected by its common stock price, as well as changes in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors during the expected period between the stock option grant date and stock option exercise date. For performance-based restricted stock units, the Company is required to assess the probability of achieving certain financial objectives at the end of each reporting period. Based on the assessment of this probability, which requires subjective judgment, the Company records stock-based compensation expense before the performance criteria are actually fully achieved, which may then be reversed in future periods if the Company determines that it is no longer probable that the objectives will be achieved. The expected cost of each award is reflected over the performance period and is reduced for estimated forfeitures. The fair value of a restricted stock unit is equivalent to the market price of the Company's common stock on the measurement date.

Valuation of Goodwill and Intangible Assets

The Company reviews goodwill and intangible assets with indefinite lives for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Purchased intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. Determining the fair value of a reporting unit is subjective in nature and involves the use of significant estimates and assumptions. The Company determines the fair value of its reporting unit based on an income approach, whereby it calculates the fair value of the reporting unit based on the present value of estimated future cash flows, which are formed by evaluating operating plans. Estimates of the future cash flows associated with the businesses are critical to these assessments. The assumptions used in the fair value calculation change from year to year and include revenue growth rates, operating margins, risk adjusted discount rates and future economic and market conditions. If the total future cash flows are less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable. Actual future results may differ from those estimates. No impairment charges relating to goodwill and intangible assets were recorded for the years ended December 31, 2010, 2009 and 2008.

Certain Risks and Concentrations

Atmel sells its products primarily to OEMs and distributors in North America, Europe and Asia, generally without requiring any collateral. Atmel performs ongoing credit evaluations and seeks to maintain adequate allowances for potential credit losses. Two distributors accounted for 14% and 12% of accounts receivable at December 31, 2010. One distributor accounted for 12% of accounts receivable at December 31, 2009. No single customer represented more than ten percent of net revenues for the years ended December 31, 2010, 2009 and 2008.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely introduction of new products and implementation of new manufacturing process technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor industry has historically been cyclical and subject to significant economic downturns at various times. As a result, Atmel may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Atmel believes that its existing cash, cash equivalents and investments together with cash flow from operations, equipment lease financing and other short term borrowing, will be sufficient to support its liquidity and capital investment activities for the next twelve months.

Additionally, the Company relies on a limited number of contract manufacturers to provide assembly services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially affect future operating results.

Income Taxes

The Company's provision for income tax comprises its current tax liability and change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more likely than not to be recoverable against future taxable income. No U.S. taxes are provided on earnings of non U.S. subsidiaries; to the extent such earnings are deemed to be permanently invested.

The Company's income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. The Company's tax filings, however, are subject to audit by the relevant tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

In assessing the realizability of deferred tax assets, the Company evaluates both positive and negative evidence that may exist and considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Any adjustment to the net deferred tax asset valuation allowance would be recorded in the consolidated statement of operations for the period that the adjustment is determined to be required.

Long-Lived Assets

Atmel periodically evaluates the recoverability of its long-lived assets. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends; (ii) exiting an activity in conjunction with a restructuring of operations; (iii) current, historical or projected losses that demonstrate a likelihood of continuing losses associated with an asset; (iv) significant decline in the Company's market capitalization for an extended period of time relative to net book value; (v) material changes in the Company's manufacturing model; and (vi) management's assessment of future manufacturing capacity requirements. When the Company determines that there is an indicator that the carrying value of long-lived assets may not be recoverable, the assessment of possible impairment is based

on the Company's ability to recover the carrying value of the asset from the expected future undiscounted pre-tax cash flows of the related operations. These estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses, and the fair values of certain assets based on appraisals and industry trends. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. The evaluation is performed at the lowest levels for which there are identifiable, independent cash flows.

Costs that the Company incurs to acquire completed product and process technology are capitalized and amortized on a straight-line basis over two to five years. Capitalized product and process technology costs are amortized over the shorter of the estimated useful life of the technology or the term of the technology agreement.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by using the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, upon vesting of restricted stock units, contingently issuable shares for all periods and assumed issuance of shares under the Company's employee stock purchase plan. No dilutive potential common shares are included in the computation of any diluted per share amount when a loss from continuing operations is reported by the Company. Income or loss from continuing operations is the "control number" in determining whether potential common shares are dilutive or anti-dilutive.

Product Warranties

The Company typically warrants finished goods against defects in material and workmanship under normal use and service for periods of 90 days to two years. A liability for estimated future costs under product warranties is recorded when products are shipped.

Research and Development

Cost incurred in the research and development of Atmel's products is expensed as incurred. Research and development expenses were $236,812, $212,045 and $260,310 for the years ended December 31, 2010, 2009 and 2008, respectively.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance that revises analysis for identifying the primary beneficiary of a variable interest entity ("VIE"), by replacing the previous quantitative-based analysis with a framework that is based more on qualitative judgments. The new guidance requires the primary beneficiary of a VIE to be identified as the party that both (i) has the power to direct the activities of a VIE that most significantly impact its economic performance and (ii) has an obligation to absorb losses or a right to receive benefits that could potentially be significant to the VIE. This guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued guidance that expands the interim and annual disclosure requirements of fair value measurements, including the information about movement of assets between Level 1 and 2 of the three-tier fair value hierarchy established under its fair value measurement guidance. This guidance also requires separate disclosure for purchases, sales, issuances and settlements in the

reconciliation for fair value measurements using significant unobservable inputs using Level 3 methodologies. Except for the detailed disclosure in the Level 3 reconciliation, which is effective for the fiscal years beginning after December 15, 2010, all the other disclosures under this guidance became effective for interim and annual periods beginning after December 15, 2009. The adoption of the disclosure portion of the guidance did not have a material impact on the Company's consolidated results of operations and financial position. The Company does not expect the adoption of the portion of the guidance related to the Level 3 reconciliation to have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of VIEs. The elimination of the concept of a QSPE removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The adoption of this amendment did not have a material impact on the Company's consolidated financial statements.

Note 2 BALANCE SHEET DETAILS

Inventories are comprised of the following:

	December 31, 2010	December 31, 2009
	(In thousands)	
Raw materials and purchased parts	$ 12,689	$ 11,525
Work-in-progress	158,599	135,415
Finished goods	105,362	79,356
	$276,650	$226,296

As of December 31, 2009, $16,139 of inventory was classified as "current assets held for sale" in conjunction with the sale of the Company's fabrication facility in Rousset, France and is excluded from the table above (see Note 16).

Prepaids and other current assets consist of the following:

	December 31, 2010	December 31, 2009
	(In thousands)	
Deferred income tax assets	$ 39,295	$26,430
Prepaid income taxes	24,193	3,077
Value-added tax receivable	6,305	21,106
Grants receivable	4,049	4,898
Income tax receivable	1,553	3,717
Other	48,225	24,206
	$123,620	$83,434

Other assets consist of the following:

	December 31, 2010	December 31, 2009
	(In thousands)	
Deferred income tax assets, net of current portion	$140,562	$ 2,988
Investments in privately-held companies	11,439	8,179
Auction-rate securities	2,251	2,266
Other	10,212	10,573
	$164,464	$24,006

Accrued and other liabilities consist of the following:

	December 31, 2010	December 31, 2009
	(In thousands)	
Accrued salaries and benefits and other employee related	$ 71,306	$ 45,675
Advance payments from customer	10,000	10,000
Income taxes payable	25,020	5,441
Deferred income tax liability, current portion	3,968	4,158
Deferred grants	6,980	7,167
Grants to be repaid	14,456	15,058
Warranty accruals and accrued returns, royalties and licenses	17,704	11,549
Accrued restructuring	3,477	2,471
Acquisition-related payable (See Note 3)	298	3,871
Current portion of market price adjustment to supply agreement (See Note 16)	30,821	—
Other	33,874	47,182
	$217,904	$152,572

Other long-term liabilities consist of the following:

	December 31, 2010	December 31, 2009
	(In thousands)	
Advance payments from customer	$ 24,668	$ 34,668
Income taxes payable	25,625	116,404
Accrued pension liability	26,481	24,154
Long-term technology license payable	7,405	10,740
Deferred income tax liability, non-current portion	57	12,566
Long-term portion of market price adjustment to supply agreement (See Note 16)	49,647	—
Other	14,423	16,724
	$148,306	$215,256

Advance payments from customer relates to an agreement that the Company entered into with a specific customer in 2000. The agreement calls for the Company to supply either a minimum quantity of products or make minimum repayments. The minimum payment required to be made annually is the greatest of 15% of the value of product shipped to the customer or $10,000, until such time that the advances have been fully repaid. The Company repaid $10,000 in each of the three years ended December 31, 2010 under this agreement. As of December 31, 2010, the Company had remaining $34,668

in customer advances received, of which $10,000 is recorded in accrued and other liabilities and $24,668 in other long-term liabilities.

Also included in other long-term liabilities is a note payable to an entity in which the Company has an equity investment to further its strategic objectives. The total outstanding amount due was $6,985, of which $6,516 is included in other long-term liabilities, and $469 is included in accounts payable at December 31, 2010 and $7,617, of which $6,959 is included in other long-term liabilities, and $658 is included in accounts payable at December 31, 2009. In addition, the Company paid $4,962, $7,804 and $26,600 to this company for the years ended December 31, 2010, 2009 and 2008, respectively, relating to a cost sharing arrangement for facility services at its Heilbronn, Germany facility.

Included in both current and long-term liabilities is a liability related to a wafer supply agreement entered into with LFoundry. In connection with the sale of the Company's Rousset manufacturing operations, it entered into certain other ancillary agreements, including a manufacturing services agreement ("MSA") in which the Company will purchase wafers from LFoundry for four years following the closing on a "take-or-pay" basis. See Note 16 for further discussion.

Note 3 BUSINESS COMBINATIONS

On March 6, 2008, the Company completed its acquisition of all the outstanding equity of Quantum Research Group Ltd. ("Quantum"), a supplier of capacitive sensing IP solutions. Quantum is a wholly-owned subsidiary of Atmel.

Goodwill was $54,676 and $56,408 at December 31, 2010 and 2009, respectively, and relates only to the Quantum acquisition. The goodwill amount is not subject to amortization and is included within the Company's Microcontroller segment. It is tested for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Based on its 2010 impairment assessment, the Company concluded that the fair value of the reporting unit containing the goodwill balance substantially exceeded its carrying value; therefore, there was no impairment of the goodwill balance. The change in goodwill balance arises from foreign currency translation.

The Company has estimated the fair value of the Quantum-related other intangible assets using the income approach and these identifiable intangible assets are subject to amortization. The following table sets forth the components of the identifiable intangible assets subject to amortization as of December 31, 2010 which are being amortized on a straight-line basis:

	Gross Value	Accumulated Amortization	Net	Estimated Useful Life
	(In thousands, except for years)			
Other intangible assets:				
Customer relationships	$15,427	$ (8,742)	$6,685	5 years
Developed technology	4,948	(2,804)	2,144	5 years
Tradename	849	(849)	—	3 years
Non-compete agreement	806	(688)	118	5 years
Backlog	383	(383)	—	< 1 year
	$22,413	$(13,466)	$8,947	

The following table sets forth the components of the identifiable intangible assets subject to amortization as of December 31, 2009 which are being amortized on a straight-line basis:

	Gross Value	Accumulated Amortization	Net	Estimated Useful Life
	(In thousands, except for years)			
Other intangible assets:				
Customer relationships	$15,427	$(5,657)	$ 9,770	5 years
Developed technology	4,948	(1,814)	3,134	5 years
Tradename	849	(849)	—	3 years
Non-compete agreement	806	(296)	510	5 years
Backlog	383	(383)	—	< 1 year
	$22,413	$(8,999)	$13,414	

Customer relationships represent future projected net revenues that will be derived from sales of current and future versions of existing products that will be sold to existing customers. Developed technology represents a combination of processes, patents and trade secrets developed through years of experience in design and development of the products. Trade name represents the Quantum brand which the Company does not intend to use in future capacitive sensing products. Non-compete agreement represents the fair value to the Company from agreements with certain former Quantum executives to refrain from competition for a number of years. Backlog represents committed orders from customers as of the closing date of the acquisition.

The Company recorded the following acquisition-related charges in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008, respectively:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
	(In thousands)		
Amortization of intangible assets	$ 4,466	$ 4,917	$ 5,556
In-process research and development	—	—	1,047
Compensation-related expense — cash	199	3,871	10,710
Compensation-related expense — stock	(3,065)	7,561	6,301
	$ 1,600	$16,349	$23,614

The Company recorded amortization of intangible assets of $4,466, $4,917 and $5,556 for the years ended December 31, 2010, 2009 and 2008, respectively, associated with customer relationships, developed technology, trade name, non-compete agreements and backlog.

For the year ended December 31, 2008, the Company recorded a charge of $1,047 associated with acquired in-process research and development ("IPR&D"), in connection with the acquisition of Quantum. No IPR&D charges were recorded for the years ended December 31, 2010 and 2009.

The Company also agreed to compensate former key executives of Quantum, contingent upon continuing employment determined at various dates over a three year period. The Company agreed to pay up to $15,049 in cash and issue 5,319 shares of the Company's common stock valued at $17,285, based on the Company's closing stock price on March 4, 2008. These amounts were accrued over the employment period on a graded vested basis.

In March 2010, 3,152 shares of the Company's common stock were issued to a former executive of Quantum in connection with this arrangement. The remaining 2,167 shares were forfeited in March 2010 due to a change in employment status. As a result, the Company recorded a credit of $(4,506) for the year

ended December 31, 2010 for the reversal of the expenses previously recorded due to the graded vesting recognition methodology. The Company made cash payments of $3,785 and $10,694 to the former Quantum employees for the years ended December 31, 2010 and 2009, respectively.

Note 4 INVESTMENTS

Investments at December 31, 2010 and 2009 are primarily comprised of corporate equity securities, U.S. and foreign corporate debt securities, guaranteed variable annuities and auction-rate securities.

All marketable securities are deemed by management to be available-for-sale and are reported at fair value, with the exception of certain auction-rate securities as described below. Net unrealized gains or losses that are not deemed to be other than temporary are reported within stockholders' equity on the Company's consolidated balance sheets as a component of accumulated other comprehensive income. Gross realized gains or losses are recorded based on the specific identification method. For the year ended December 31, 2010, the Company's gross realized gains or losses on short-term investments of $2,029 from the sale of short-term investments in interest and other income (expense), net on the consolidated statements of operations. For the year ended December 31, 2009, the Company's gross realized gains or losses on short-term investments were not material. The Company's investments are further detailed in the table below:

	December 31, 2010		December 31, 2009	
	Book Value	Fair Value	Book Value	Fair Value
	(In thousands)			
Corporate equity securities	$ 87	$ 158	$ 87	$ 132
Auction-rate securities	2,220	2,251	5,370	5,392*
Corporate debt securities and other obligations	19,686	19,416	33,506	35,373
	$21,993	$21,825	$38,963	$40,897
Unrealized gains	126		1,987	
Unrealized losses	(294)		(53)	
Net unrealized (losses) gains	(168)		1,934	
Fair value	$21,825		$40,897	
Amount included in short-term investments		$19,574		$38,631
Amount included in other assets		2,251		2,266
		$21,825		$40,897

* Includes the fair value of the Put Option of $98 at December 31, 2009 related to an offer from UBS Financial Services Inc, ("UBS") to purchase auction-rate securities of $3,126 at December 31, 2009. The securities were subsequently redeemed at par by UBS on July 1, 2010.

For the year ended December 31, 2010, auctions for auction-rate securities held by the Company have continued to fail and as a result these securities continued to be illiquid. The Company concluded that $2,220 (adjusted cost) of these securities are unlikely to be liquidated within the next twelve months and classified these securities as long-term investments, which are included in other assets on the consolidated balance sheets.

Contractual maturities (at adjusted cost) of available-for-sale debt securities as of December 31, 2010, were as follows:

	(In thousands)
Due within one year	$14,524
Due in 1-5 years	5,162
Due in 5-10 years	—
Due after 10 years	2,220
Total	$21,906

Atmel has classified all investments with maturity dates of 90 days or more as short-term as it has the ability and intent to redeem them within the year, with the exception of the Company's remaining auction-rate securities which have been classified as long-term investments and included in other assets on the consolidated balance sheets.

Note 5 FAIR VALUE OF ASSETS AND LIABILITIES

The Company applies the accounting standard that defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price)." The standard establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. This accounting standard, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The table below presents the balances of investments measured at fair value on a recurring basis at December 31, 2010:

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
		(In thousands)		
Assets				
Cash				
Money market funds	$ —	$ —	$ —	$ —
Short-term investments				
Corporate equity securities	158	158	—	—
Corporate debt securities, including U.S. government-backed securities	19,416	—	19,416	—
Other assets				—
Auction-rate securities	2,251	—	—	2,251
Deferred compensation plan assets	3,783	3,783	—	—
Total	$25,608	$3,941	$19,416	$2,251

The table below presents the balances of investments measured at fair value on a recurring basis at December 31, 2009:

	December 31, 2009			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Assets				
Cash				
Money market funds	$ 76,917	$76,917	$ —	$ —
Short-term investments				
Corporate equity securities	132	132	—	—
Auction-rate securities	3,126	—	—	3,126
Corporate debt securities, including U.S. government-backed securities	35,373	—	35,373	—
Other assets				—
Auction-rate securities	2,266	—	—	2,266
Deferred compensation plan assets	3,109	3,109	—	—
Total	$120,923	$80,158	$35,373	$5,392

The Company's investments, with the exception of auction-rate securities, are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, sovereign government obligations, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include corporate debt securities and other obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Auction-rate securities are classified within Level 3 as significant assumptions are not observable in the market. The total amount of assets measured using Level 3 valuation methodologies represented less than 1% of total assets as of December 31, 2010.

A summary of the changes in Level 3 assets measured at fair value on a recurring basis is as follows:

	Balance at January 1, 2010	Total Unrealized Gains	Sales and Other Settlements	Balance at December 31, 2010
	(In thousands)			
Auction-rate securities	$5,392	$9	$(3,150)	2,251
Total	$5,392	$9	$(3,150)	$2,251

	Balance at January 1, 2009	Total Unrealized Gains	Sales and Other Settlements	Balance at December 31, 2009
	(In thousands)			
Auction-rate securities	$8,795	$22	$(3,425)	$5,392
Total	$8,795	$22	$(3,425)	$5,392

Note 6 FIXED ASSETS

Fixed assets consist of the following:

	December 31, 2010	December 31, 2009
	(In thousands)	
Land	$ 26,799	$ 27,643
Buildings and improvements	532,682	539,670
Machinery and equipment	806,748	758,386
Furniture and fixtures	141,954	153,025
Construction-in-progress	8,673	4,160
	$ 1,516,856	$ 1,482,884
Less: Accumulated depreciation and amortization	(1,256,732)	(1,279,665)
	$ 260,124	$ 203,219

Depreciation expense on fixed assets for the years ended December 31 2010, 2009 and 2008 was $56,846, $60,610 and $124,883, respectively. Fixed assets include building and improvements, and machinery and equipment acquired under capital leases of $6,096 and $76,690 at December 31, 2010 and 2009, respectively, with accumulated depreciation of $6,011 and $44,092, respectively.

As of December 31, 2009, fixed assets classified as "non-current assets held for sale" on the consolidated balance sheet in conjunction with the sale of the Company's fabrication facility in Rousset, France totaled $83,260 and are excluded from the table above. The sale of these assets was completed in 2010.

The Company assesses the recoverability of long-lived assets with finite useful lives annually or whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. For the years ended December 31, 2010 and 2009, the Company recorded impairment charges of $11,922 and $79,841 related to the sale of its Rousset, France manufacturing operation (see Note 16 for further discussion). For the year ended December 31, 2008, the Company recorded an impairment charge of $7,969 related to the sale of its Heilbronn, Germany manufacturing operations, calculated as the difference between the estimated fair value of approximately $6,773, less selling costs related to legal, commissions and other direct incremental costs of $4,944, compared to a carrying value of approximately $9,798.

Note 7 INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of technology licenses and acquisition-related intangible assets as follows:

	December 31, 2010	December 31, 2009
	(In thousands)	
Core/licensed technology	$ 83,045	$ 90,718
Accumulated amortization	(74,389)	(74,291)
Total technology licenses	8,656	16,427
Acquisition-related intangible assets	22,413	22,413
Accumulated amortization	(13,466)	(8,999)
Total acquisition-related intangible assets	8,947	13,414
Total intangible assets, net	$ 17,603	$ 29,841

Amortization expense for technology licenses for the years ended December 31, 2010, 2009 and 2008 totaled $5,183, $5,094 and $4,357, respectively. Amortization expense for acquisition-related intangible assets totaled $4,466, $4,917 and $5,556 for the years ended December 31, 2010, 2009 and 2008, respectively.

The following table presents the estimated future amortization of the technology licenses and acquisition-related intangible assets:

Years Ending December 31:	Technology Licenses	Acquisition-Related Intangible Assets	Total
		(In thousands)	
2011	$3,513	$4,192	$ 7,705
2012	3,513	4,075	7,588
2013	1,097	680	1,777
2014	292	—	292
Thereafter	241	—	241
Total future amortization	$8,656	$8,947	$17,603

Note 8 BORROWING ARRANGEMENTS

Information with respect to the Company's debt and capital lease obligations as of December 31 2010 and 2009 is shown in the following table:

	December 31, 2010	December 31, 2009
	(In thousands)	
Various interest-bearing notes and term loans	$3,967	$ 3,484
Bank lines of credit	—	80,000
Capital lease obligations	90	11,442
Total	$4,057	$ 94,926
Less: current portion of long-term debt and capital lease obligations	(81)	(85,462)
Long-term debt and capital lease obligations due after one year	$3,976	$ 9,464

Maturities of long-term debt and capital lease obligations are as follows:

Years Ending December 31:	(In thousands)
2011	$ 82
2012	9
2013	—
2014	—
2015	3,967
Thereafter	—
	4,058
Less: amount representing interest	(1)
Total	$4,057

On March 15, 2006, the Company entered into a five-year asset-backed credit facility for up to $165,000 (reduced to $125,000 on November 6, 2009) with certain European lenders. Commitment fees and amortization of up-front fees paid related to the facility totaled $1,070, $1,179 and $1,183 for the years ended December 31, 2010, 2009 and 2008, respectively, and are included in interest and other income

(expense), net, in the consolidated statements of operations. In November 2010, the Company repaid all the amounts outstanding under the facility and the Company terminated the facility agreement in December 2010.

Note 9 STOCKHOLDERS' EQUITY

Share Based Compensation Plans

The 2005 Stock Plan was approved by stockholders on May 11, 2005. As of December 31, 2010, 114,000 shares were authorized for issuance under the 2005 Stock Plan, and 11,463 shares of common stock remained available for grant. Under Atmel's 2005 Stock Plan, Atmel may issue common stock directly, grant options to purchase common stock or grant restricted stock units payable in common stock to employees, consultants and directors of Atmel. Options, which generally vest over four years, are granted at fair market value on the date of the grant and generally expire ten years from that date.

Activity under Atmel's 2005 Stock Plan is set forth below:

	Available for Grant	Outstanding Options		Weighted-Average Exercise Price per share
		Number of Options	Exercise Price per share	
	(In thousands, except per share data)			
Balances, December 31, 2007	**6,104**	**30,782**	**$1.68-$24.44**	**$5.81**
Authorized additional shares available for grant	58,000	—	—	—
Restricted stock units issued	(8,098)	—	—	—
Performance-based restricted stock units issued	(9,914)	—	—	—
Adjustment for restricted stock units issued	(14,049)	—	—	—
Options granted	(5,150)	5,150	$ 3.24-$4.37	3.70
Options cancelled/expired/forfeited	3,293	(3,293)	$1.98-$24.44	6.52
Options exercised	—	(1,376)	$ 1.68-$4.19	2.32
Balances, December 31, 2008	**30,186**	**31,263**	**$1.68-$24.44**	**$5.54**
Restricted stock units issued	(8,951)	—	—	—
Performance-based restricted stock units issued	(83)	—	—	—
Adjustment for restricted stock units issued	(7,046)	—	—	—
Restricted stock units cancelled	1,766	—	—	—
Adjustment for restricted stock units cancelled	1,377	—	—	—
Options granted	(3,167)	3,167	$ 3.49-4.43	4.31
Options cancelled/expired/forfeited	14,396	(14,396)	$ 1.80-24.44	7.02
Options exercised	—	(1,206)	$ 1.80-4.35	2.71
Balances, December 31, 2009	**28,478**	**18,828**	**$1.68-$24.44**	**$4.38**
Restricted stock units issued	(11,701)	—	—	—
Adjustment for restricted stock units issued	(9,127)	—	—	—
Performance-based restricted stock units issued	(472)	—	—	—
Adjustment for perfomance-based restricted stock units issued	(368)	—	—	—
Restricted stock units cancelled	2,151	—	—	—
Adjustment for restricted stock units cancelled	1,678	—	—	—
Options granted	(315)	315	$ 4.77-10.01	5.39
Options cancelled/expired/forfeited	1,139	(1,139)	$ 2.11-24.44	5.79
Options exercised	—	(5,344)	$ 1.68-10.82	4.21
Balances, December 31, 2010	**11,463**	**12,660**	**$1.68-$14.94**	**$4.35**

Restricted stock units are granted from the pool of options available for grant. On May 14, 2008, the Company's stockholders approved an amendment to the 2005 Stock Plan whereby every share underlying restricted stock, restricted stock units (including performance-based restricted stock units), and stock purchase rights issued on or after May 14, 2008 will be counted against the numerical limit for options available for grant as 1.78 shares in the table above. If shares issued pursuant to any restricted stock, restricted stock unit, and stock purchase right agreements are cancelled, forfeited or repurchased by the Company and would otherwise return to the 2005 Stock Plan, 1.78 times the number of shares will return to the plan and will again become available for issuance. The Company issued 35,302 restricted stock units from May 14, 2008 to December 31, 2010 (net of cancellations), resulting in a reduction of 62,837 shares available for grant under the 2005 Stock Plan.

Restricted Stock Units

Activity related to restricted stock units is set forth below:

	Number of Shares	Weighted-Average Fair Value Per Share
	(In thousands, except per share data)	
Balance, December 31, 2007	**3,968**	**$5.32**
Restricted stock units issued	8,098	4.27
Performance-based restricted stock units issued	9,914	3.94
Restricted stock units vested	(1,558)	4.12
Balance, December 31, 2008	**20,422**	**$4.33**
Restricted stock units issued	8,951	4.18
Performance-based restricted stock units issued	83	3.63
Restricted stock units vested	(3,646)	3.83
Restricted stock units cancelled	(750)	3.90
Performance-based restricted stock units cancelled	(1,016)	3.78
Balance, December 31, 2009	**24,044**	**$4.38**
Restricted stock units issued	11,701	7.97
Performance-based restricted stock units issued	472	5.49
Restricted stock units vested	(4,816)	6.23
Restricted stock units cancelled	(1,200)	4.28
Performance-based restricted stock units cancelled	(951)	4.10
Balance, December 31, 2010	**29,250**	**$5.56**

For the year ended December 31, 2010, 4,816 restricted stock units vested, including 1,418 units withheld for taxes. These vested restricted stock units had a weighted-average fair value of $6.23 per share on the vesting dates for the year ended December 31, 2010. As of December 31, 2010, total unearned stock-based compensation related to nonvested restricted stock units previously granted (including performance-based restricted stock units) was approximately $127,055, excluding forfeitures, and is expected to be recognized over a weighted-average period of 3.2 years.

For the year ended December 31, 2009, 3,646 restricted stock units vested, including 1,277 units withheld for taxes. These vested restricted stock units had a weighted-average fair value of $3.83 on the vesting dates. As of December 31, 2009, total unearned stock-based compensation related to nonvested restricted stock units previously granted (including performance-based restricted stock units) was approximately $73,301, excluding forfeitures, and is expected to be recognized over a weighted-average period of 3.0 years.

For the year ended December 31, 2008, 1,558 restricted stock units vested, including 456 units withheld for taxes. These vested restricted stock units had a weighted-average fair value of $4.12 on the vesting dates. As of December 31, 2008, total unearned stock-based compensation related to nonvested restricted stock units previously granted was approximately $79,894, excluding forfeitures, and is expected to be recognized over a weighted-average period of 3.1 years.

Until restricted stock units are vested, they do not have the voting rights of common stock and the shares underlying the awards are not considered issued and outstanding. Upon the vesting of the restricted stock units, shares withheld to pay taxes are retired.

Performance-Based Restricted Stock Units

For the year ended December 31, 2008, the Company issued performance-based restricted stock units to eligible employees, allowing for a maximum of 9,914 shares of the Company's common stock to be issued, under the Company's 2005 Stock Plan. These restricted stock units vest only if the Company achieves all, or a portion of, quarterly operating margin performance criteria over a performance period from July 1, 2008 to December 31, 2012. In the second quarter of 2009, the performance period was extended by one additional year to December 31, 2012, which was considered a modification to the performance-based restricted stock units. For the years ended December 31, 2010 and 2009, the Company issued additional performance-based restricted stock units to eligible employees of 472 and 83 shares of the Company's common stock, respectively. For the years ended December 31, 2010 and 2009, the Company cancelled performance-based restricted stock units for up to 951 and 1,016 shares of the Company's common stock, respectively. The Company recorded total stock-based compensation expense related to performance-based restricted stock units of $24,762, $529 and $2,092 for the years ended December 31, 2010, 2009 and 2008, respectively.

	Options Outstanding				Options Exercisable			
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Term (years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Remaining Contractual Term (years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value
	(In thousands, except per share prices and life data)							
$1.68 - 3.24	1,567	4.34	$ 2.63	$ 15,183	1,321	3.79	$ 2.51	$12,956
3.26 - 3.29	856	4.52	3.29	7,738	823	4.41	3.29	7,433
3.32 - 3.32	1,411	7.21	3.32	12,702	962	7.16	3.32	8,657
3.41 - 4.20	1,314	7.56	4.12	10,822	511	7.27	4.05	4,221
4.23 - 4.43	2,317	7.40	4.35	18,488	557	7.18	4.34	4,374
4.56 - 4.78	1,134	6.77	4.74	8,597	810	6.36	4.74	6,146
4.89 - 4.89	1,450	5.60	4.89	10,774	1,450	5.60	4.89	10,774
4.92 - 5.75	1,396	5.57	5.43	9,614	1,124	5.52	5.53	7,018
5.85 - 13.77	1,203	5.57	6.48	7,035	969	5.20	6.49	5,647
14.94 - 14.94	12	0.03	14.94	—	12	0.03	14.94	—
	12,660	**6.17**	**$ 4.35**	**$100,952**	**8,539**	**5.59**	**$ 4.37**	**$67,226**

The number of options exercisable under Atmel's stock option plans at December 31, 2010, 2009 and 2008 were 8,539, 11,100 and 17,591, respectively. For the years ended December 31, 2010, 2009 and 2008, the number of stock options that were forfeited, but were not available for future stock option grants due to the expiration of these shares under the 1986 Stock Plan was not material.

For the years ended December 31, 2010, 2009 and 2008, the number of stock options that were exercised were 5,344, 1,206 and 1,376, respectively, which had a total intrinsic value at the date of exercise of $24,789, $1,525 and $1,332, respectively, and had an aggregate exercise price of $22,493, $3,263 and $3,188, respectively.

Stock Option Awards

On August 3, 2009, the Company commenced an exchange offer whereby eligible employees were given the opportunity to exchange some or all of their outstanding stock options with an exercise price greater than $4.69 per share (which was equal to the 52-week high of the Company's per share stock price as of the start of the offer) that were granted on or before August 3, 2008, whether vested or unvested, for restricted stock units or, for certain employees, a combination of restricted stock units and stock options. The exchange ratio was based on the per share exercise price of the eligible stock options. The Company completed the exchange offer on August 28, 2009, under which 9,484 stock options were exchanged for

1,354 stock options and 2,297 restricted stock units. The modification of these stock options did not result in a material charge to the Company's financial results for the year ended December 31, 2009.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
Risk-free interest rate	2.05%	2.38%	3.00%
Expected life (years)	5.54	5.58	5.58
Expected volatility	54%	55%	55%
Expected dividend yield	—	—	—

The Company's weighted-average assumptions for the years ended December 31, 2010, 2009 and 2008 were determined in accordance with the accounting standard on stock-based compensation and are further discussed below.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and was derived based on an evaluation of the Company's historical settlement trends including an evaluation of historical exercise and expected post-vesting employment-termination behavior. The expected life of employee stock options impacts all underlying assumptions used in the Company's Black-Scholes option-pricing model, including the period applicable for risk-free interest and expected volatility.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the Company's employee stock options.

The Company calculates the historic volatility over the expected life of the employee stock options and believes this to be representative of the Company's expectations about its future volatility over the expected life of the option.

The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

The weighted-average estimated fair value of options granted for the years ended December 31, 2010, 2009 and 2008 was $2.70, $2.25 and $1.95, respectively.

Employee Stock Purchase Plan

Under the 1991 Employee Stock Purchase Plan ("1991 ESPP"), qualified employees are entitled to purchase shares of Atmel's common stock at the lower of 85% of the fair market value of the common stock at the date of commencement of the six-month offering period or at 85% of the fair market value on the last day of the offering period. Purchases are limited to 10% of an employee's eligible compensation. There were 2,028, 2,139 and 2,431 shares purchased under the 1991 ESPP for the years ended December 31, 2010, 2009 and 2008 at an average price per share of $3.65, $3.03 and $3.02, respectively. During the 2010 Annual Stockholders' Meeting, the Company's stockholders approved a new 2010 Employee Stock Purchase Plan ("2010 ESPP") and authorized an additional 25,000 shares for issuance under the 2010 ESPP. Of the 42,000 shares authorized for issuance under the 1991 ESPP, 2,723 shares were available for issuances at December 31, 2010.

The fair value of each purchase under the 1991 ESPP is estimated on the date of the beginning of the offering period using the Black-Scholes option pricing model. The following assumptions were utilized to determine the fair value of the Company's 1991 ESPP shares:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
Risk-free interest rate	0.18%	0.35%	2.08%
Expected life (years)	0.50	0.50	0.50
Expected volatility	45%	73%	39%
Expected dividend yield	—	—	—

The weighted-average fair value of the rights to purchase shares under the ESPP for offering periods started for the years ended December 31, 2010, 2009 and 2008 was $0.89, $0.86 and $0.75, respectively. Cash proceeds for the issuance of shares under the ESPP were $7,413, $6,483 and $7,332 for the years ended December 31, 2010, 2009 and 2008, respectively.

The components of the Company's stock-based compensation expense, net of amount capitalized in inventory, for the years ended December 31, 2010, 2009 and 2008 are summarized below:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Employee stock options	$ 9,230	$11,419	$15,126
Employee stock purchase plan	1,844	2,208	1,721
Restricted stock units	50,478	16,542	12,645
Amounts capitalized in inventory	(1,042)	(111)	(356)
	$60,510	$30,058	$29,136

The accounting standard on stock-based compensation requires the gross benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The future realizability of tax benefits related to stock compensation is dependent upon the timing of employee exercises and future taxable income, among other factors. The Company reported gross excess tax benefits of $3,088 in the year ended December 31, 2010 but did not realize any tax benefit from the stock-based compensation expense incurred for the years ended December 2009 and 2008 as the Company believes it is more likely than not that it will not realize the benefit from tax deductions related to equity compensation incurred in 2010.

The following table summarizes the distribution of stock-based compensation expense related to employee stock options, restricted stock units, performance-based restricted stock units and employee stock purchases for the years ended December 31, 2010, 2009 and 2008:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Cost of revenues	$ 8,159	$ 4,831	$ 4,259
Research and development	19,324	12,088	11,746
Selling, general and administrative	33,027	13,139	13,131
Total stock-based compensation expense, before income taxes	60,510	30,058	29,136
Tax benefit	(7,548)	—	—
Total stock-based compensation expense, net of income taxes	$52,962	$30,058	$29,136

The table above excludes stock-based compensation of $(3,065), $7,561 and $6,301 for the years ended December 31, 2010, 2009 and 2008, respectively, for former Quantum executives related to the Quantum acquisition in 2008, which are classified within acquisition-related charges in the consolidated statements of operations.

There was no significant non-employee stock-based compensation expense for the years ended December 31, 2010, 2009 and 2008.

As of December 31, 2010, total unearned compensation expense related to nonvested stock options was approximately $10,802, excluding forfeitures, and is expected to be recognized over a weighted-average period of 1.2 years.

Common Stock Repurchase Program

In August 2010, Atmel's Board of Directors announced a $200,000 stock repurchase program. The repurchase program does not have an expiration date, and the number of shares repurchased and the timing of repurchases are based on the level of the Company's cash balances, general business and market conditions, regulatory requirements, and other factors, including alternative investment opportunities.

During the year ended December 31, 2010, Atmel repurchased 11,720 shares of its common stock on the open market at an average repurchase price of $7.59 per share, excluding commission, and subsequently retired those shares. Common stock and additional paid-in capital were reduced by $88,982, excluding commission, for the year ended December 31, 2010, as a result of the stock repurchases. As of December 31, 2010, $111,018 remained available for repurchase under this program.

Stockholders' Rights Plan

In September 1998, the Board of Directors approved a stockholder rights plan, and in October 1999, the Board of Directors approved the Amended and Restated Preferred Shares Rights Agreement, dated as of October 18, 1999, as amended November 10, 2008 (the "Rights Agreement"), by and between the Company and EquiServe, L.P., as successor to BankBoston, N.A., under which stockholders of record on September 16, 1998 received rights ("Rights") to purchase one-thousandth of a share of Atmel's Series A preferred stock for each outstanding share of Atmel's common stock. The Rights Agreement expired in October 2009.

Note 10 ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income is defined as a change in equity of a company during a period, from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income (loss) and comprehensive income for the Company arises from foreign currency translation adjustments, actuarial gains related to defined benefit pension plans and net unrealized (losses) gains on investments. The components of accumulated other comprehensive income at December 31, 2010 and 2009, net of tax, are as follows:

	December 31, 2010	December 31, 2009
	(In thousands)	
Foreign currency translation	$14,588	$135,839
Actuarial gains related to defined benefit pension plans	1,909	2,697
Net unrealized (losses) gains on investments	(168)	1,934
Total accumulated other comprehensive income	$16,329	$140,470

Note 11 COMMITMENTS AND CONTINGENCIES

Commitments

Leases

The Company leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options. The Company also leases certain manufacturing equipment and software rights under operating leases. Total rental expense for the years ended December 31, 2010, 2009 and 2008 was $19,699, $19,940 and $24,372, respectively.

The Company also enters into capital leases to finance machinery and equipment. The capital leases are collateralized by the financed assets. At December 31, 2010, no unutilized equipment lease lines were available to borrow under these arrangements.

Aggregate non-cancelable future minimum rental payments under operating and capital leases are as follows:

Years Ending December 31:	Operating Leases	Capital Leases
	(In thousands)	
2011	$14,942	$ 82
2012	10,556	9
2013	4,384	—
2014	2,318	—
2015	976	—
Thereafter	3,091	—
	$36,267	91
Less: amount representing interest		(1)
Total capital lease		90
Less: current portion		(81)
Capital lease due after one year		$ 9

Indemnification

As is customary in the Company's industry, the Company's standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of the Company's products. From time to time, the Company will indemnify customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of the Company's products and services, usually up to a specified maximum amount. In addition, as permitted under state laws in the United States, the Company has entered into indemnification agreements with its officers and directors and certain employees, and the Company's bylaws permit the indemnification of the Company's agents. In the Company's experience, the estimated fair value of the liability is not material.

Purchase Commitments

At December 31, 2010, the Company had certain commitments which were not included on the consolidated balance sheet at that date. These include outstanding capital purchase commitments of $3,473, wafer purchase commitments of approximately $29,820 under the Company's supply agreement with Tejas Silicon Holding Limited ("TSI") and wafer purchase commitments of approximately $365,507 from the Company's supply agreement with LFoundry (See Note 16).

Contingencies

Legal Proceedings

The Company is party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur in any of the legal proceedings described below, there exists the possibility of a material adverse effect on the Company's results of operations and cash flows. The Company has accrued for losses related to the litigation described below that it considers reasonably possible and for which the loss can be reasonably estimated in accordance with FASB requirements. In the event that a loss cannot be reasonably estimated, it has not accrued for such losses. As the Company continues to monitor these matters, however, its determination could change and the Company may decide to establish an appropriate reserve in the future. With respect to each of the matters below, except where noted otherwise, management has determined a potential loss is not reasonably possible at this time and, accordingly, no amount has been accrued at December 31, 2010. Management makes a determination as to when a potential loss is reasonably possible based on relevant accounting literature. However, due to the inherent uncertainty of these matters, except as otherwise noted, management does not believe that the amount of loss or a range of possible losses is reasonably estimable.

Derivative Litigation. From July through September 2006, six stockholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be Company stockholders and purporting to act on Atmel's behalf, naming Atmel as a nominal defendant and some of its current and former officers and directors as defendants. Additional derivative actions were filed in the United States District Court for the Northern District of California (later consolidated with the previously-filed federal derivative actions) and the Delaware Chancery Court. All the suits contained various causes of action relating to the timing of stock option grants awarded by Atmel. In June 2008, the federal district court denied the Company's motion to dismiss for failure to make a demand on the board, and granted in part and denied in part motions to dismiss filed by the individual defendants. On March 31, 2010, that court entered an order approving a partial global settlement of these actions, and several other actions seeking to compel inspection of Company books and records. Among other things, the settlement resolved all claims against all defendants, except Atmel's former general counsel James Michael Ross, related to the allegations and/or matters set

forth in all the derivative actions. The terms of the settlement provided for: (1) a direct financial benefit to Atmel of $9,650; (2) the adoption and/or implementation of a variety of corporate governance enhancements, particularly in the way Atmel grants and documents grants of employee stock option awards; (3) the payment by Atmel of plaintiffs' counsels' attorneys' fees, costs, and expenses in the amount of $4,940 (which Atmel paid on April 8, 2010); and (4) the release of claims by and between the settling parties and dismissal with prejudice of all claims against the settling defendants. On August 13, 2010, the Court approved a settlement of the remaining claims between Atmel, plaintiffs and Mr. Ross related to the Company's historical stock option granting practices. The settlement provided for: (a) payments to the Company by Atmel's insurers totaling $2,900; (b) the dismissal with prejudice and release of the remaining claims against Mr. Ross; and (c) the dismissal without prejudice of Mr. Ross's related lawsuit against the Company in Delaware Chancery Court (described below).

Matheson Litigation. On September 28, 2007, Matheson Tri-Gas ("MTG") filed suit against the Company in Texas state court in Dallas County. Plaintiff alleges claims for: (1) breach of contract for the Company's alleged failure to pay minimum payments under a purchase requirements contract; (2) breach of contract under a product supply agreement; and (3) breach of contract for failure to execute a process gas agreement. MTG seeks unspecified damages, pre- and post-judgment interest, attorneys' fees and costs. In late November 2007, the Company filed its answer denying liability. In July 2008, the Company filed an amended answer, counterclaim and cross claim seeking among other things a declaratory judgment that a termination agreement cut off any claim by MTG for additional payments. In an Order entered on June 26, 2009, the Court granted the Company's motion for partial summary judgment dismissing MTG's breach of contract claims relating to the requirements contract and the product supply agreement. The parties dismissed the remaining claims and, on August 26, 2009, the Court entered a Summary Judgment Order and Final Judgment. MTG filed a Motion to Modify Judgment and Notice of Appeal on September 24, 2009. An oral argument before the Texas Court of Appeals is scheduled on March 9, 2011. The Company intends to vigorously defend the case. The Company has accrued for estimated potential losses, which amount is not material.

Distributor Litigation. On June 3, 2009, the Company filed an action in Santa Clara County Superior Court against three of its now-terminated Asia-based distributors, NEL Group Ltd. ("NEL"), Nucleus Electronics (Hong Kong) Ltd. ("NEHK") and TLG Electronics Ltd. ("TLG"). In addition, the Company seeks, among other things, to recover $8,500 owed it, plus applicable interest and attorneys fees. On June 9, 2009, NEHK separately sued Atmel in Santa Clara County Superior Court, alleging that Atmel's suspension of shipments to NEHK on September 23, 2008 — one day after TLG appeared on the Department of Commerce, Bureau of Industry and Security's Entity List — breached the parties' International Distributor Agreement. NEHK also alleges that Atmel libeled it, intentionally interfered with contractual relations and/or prospective business advantage, and violated California Business and Professions Code Sections 17200 *et seq.* and 17500 *et seq.* Both matters now have been consolidated. On July 29, 2009, NEL filed a cross-complaint against Atmel that alleges claims virtually identical to those NEHK has alleged. NEL and NEHK are seeking damages of up to $50,000. Discovery in the case is ongoing and no trial date has yet been set. The Company intends to prosecute its claims and defend the NEHK/NEL claims vigorously. TLG did not answer, and the Court entered a default judgment of $2,697 on November 23, 2009.

Ross Litigation. On July 16, 2009, James M. Ross, the Company's former General Counsel, filed a lawsuit in Santa Clara County Superior Court challenging, among other things, the Company's treatment of Mr. Ross's post-termination attempt to exercise stock options. On February 3, 2011, the parties reached a settlement and the matter now is concluded. The settlement amount was not material.

On December 18, 2009, Mr. Ross filed another lawsuit in Delaware Chancery Court seeking (pursuant to Section 145 of the Delaware General Corporation Law) to enforce certain rights granted him under his indemnification agreement with the Company, and to recover damages for any breach of that agreement.

In particular, Mr. Ross alleged that the Company breached the agreement in the way it negotiated and structured the partial global settlement in December 2009 in the backdating cases, described above. He also sought advancement of fees and indemnification in connection with the Delaware lawsuit. Pursuant to the Settlement Agreement the Company reached with him in the federal backdating cases, Mr. Ross filed a dismissal without prejudice on August 25, 2010.

French Labor Litigation. On July 24, 2009, 56 former employees of Atmel's Nantes facility filed claims in the First Instance labour court, Nantes, France against the Company and MHS Electronics claiming that (1) the Company's sale of the Nantes facility to MHS (XbyBus SAS) in 2005 did not result in the transfer of their labor agreements to MHS, and (2) these employees should still be considered Atmel employees, with the right to claim related benefits from Atmel. Alternatively, each employee seeks damages of at least 45 Euros and court costs. A ruling is expected on June 1, 2011. These claims are similar to those filed in the First Instance labour court in October 2006 by 47 other former employees of Atmel's Nantes facility (MHS was not named a defendant in the earlier claims). On July 24, 2008, the judge hearing the earlier claims issued an oral ruling in favor of the Company, finding that there was no jurisdiction for those claims by certain "protected employees," and denying the claims as to all other employees. Forty of those earlier plaintiffs appealed, and on February 11, 2010, the Court of Appeal of Rennes, France affirmed the lower court's ruling. Plaintiffs' time to appeal has expired and the earlier litigation now is concluded.

Azure Litigation. On December 22, 2010, Azure Networks, LLC, a non-practicing entity, and Tri-County Excelsior Foundation, a non-profit organization, sued Atmel and several other semiconductor companies for patent infringement in the United States District Court for the Eastern District of Texas. Plaintiffs claim that Atmel is engaged in the manufacture, sale, and/or importation in the United States of RF transceivers that allegedly infringe United States Patent Number 7,020,501 (entitled "Energy Efficient Forwarding in Ad-Hoc Wireless Networks"). The Company believes that these claims are without merit, and the Company intends to vigorously defend this action.

From time to time, the Company is notified of claims that its products may infringe patents, or other intellectual property, issued to other parties. The Company periodically receives demands for indemnification from its customers with respect to intellectual property matters. The Company also periodically receives claims relating to the quality of its products, including claims for additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting their defective products, costs for product recalls or other damages. Receipt of these claims and requests occurs in the ordinary course of the Company's business, and the Company responds based on the specific circumstances of each event. The Company accrues for losses relating to claims of those types the Company considers "possible" and for which the loss can be reasonably estimated.

Other Contingencies

In October 2008, officials of the European Union Commission (the "Commission") conducted an inspection at the offices of one of the Company's French subsidiaries. The Company was informed that the Commission was seeking evidence of potential violations by Atmel or its subsidiaries of the European Union's competition laws in connection with the Commission's investigation of suppliers of integrated circuits for smart cards. On September 21, 2009 and October 27, 2009, the Commission requested additional information from the Company, and the Company responded to the Commission's requests. The Company continues to cooperate with the Commission's investigation and has not received any specific findings, monetary demand or judgment through the date of filing this Form 10-K. As a result, the Company has not recorded any provision in its financial statements related to this matter.

Product Warranties

The Company accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The Company's products are generally covered by a warranty typically ranging from 90 days to two years.

The following table summarizes the activity related to the product warranty liability for the years ended December 31, 2010, 2009 and 2008.

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Balance at beginning of period	$ 4,225	$ 5,579	$ 6,789
Accrual for warranties during the period, net of change in estimates	3,779	3,190	4,936
Actual costs incurred	(3,985)	(4,544)	(6,146)
Balance at end of period	$ 4,019	$ 4,225	$ 5,579

Product warranty liability is included in accrued and other liabilities on the consolidated balance sheets.

Guarantees

During the ordinary course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either the Company or its subsidiaries. As of December 31, 2010, the maximum potential amount of future payments that the Company could be required to make under these guarantee agreements was $1,850. The Company has not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, the Company believes it will not be required to make any payments under these guarantee arrangements.

Note 12 INCOME TAXES

The components of income (loss) from operations before income taxes were as follows:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
U.S.	$102,590	$(119,143)	$(116,340)
Foreign	13,762	(16,896)	96,097
Income (loss) from operations before income taxes	$116,352	$(136,039)	$ (20,243)

The (benefit from) provision for income taxes consists of the following:

		Years Ended		
		December 31, 2010	December 31, 2009	December 31, 2008
			(In thousands)	
Federal	Current	$(142,191)	$ 9,300	$ 7,385
	Deferred	(88,291)	—	—
State	Current	58	52	36
	Deferred	(20,041)	—	—
Foreign	Current	8,495	(20,761)	(1,585)
	Deferred	(64,753)	(15,132)	1,130
(Benefit from) provision for income taxes		$(306,723)	$(26,541)	$ 6,966

The Company's effective tax rate differs from the U.S. Federal statutory income tax rate as follows:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
U.S. Federal statutory income tax rate	35.00%	35.00%	35.00%
State tax	0.65	(2.61)	(0.18)
Effect of foreign operations	(40.37)	(29.00)	18.58
Recognition of tax credits	(56.22)	72.68	175.23
Net operating loss and future deductions not currently benefited	27.82	(40.18)	(182.03)
Release of valuation allowance	(100.33)	—	—
Audit settlements and IRS refunds	(129.42)	(11.89)	(77.71)
Other	(0.75)	(4.50)	(3.31)
Effective tax provision rate	(263.62)%	19.50%	(34.42)%

The Company recorded a (benefit from) provision for income taxes of $(306,723), $(26,541) and $6,966 in the years ended December 31, 2010, 2009 and 2008, respectively. The significant components of the tax benefit for the year ended December 31, 2010 were the favorable settlement of the IRS tax audit, the release of valuation allowances attributable to deferred tax assets, as discussed below, and the recognition of certain U.S. foreign tax credits and foreign R&D credits. For the years ended December 31, 2009 and 2008, the significant components of the tax expense were benefits of $39,941 and $13,488, respectively, due to the recognition of refundable foreign R&D credits that related to prior years. The refundability of these credits does not depend on the existence of taxable income or a tax liability and the credits were not previously recognized due to uncertainty over the realization of these credits. The credits were realized during these years as the income tax audits were completed or the statutes of limitations for the credits expired. In the year ended December 31, 2009, the tax benefit was partially offset by net out-of-period adjustments related to prior years of $7,567 to record income tax expense associated with certain foreign intercompany loans and alternative minimum tax, which related to fiscal years 2003 to 2008. Management assessed the impact of correcting these errors in 2009 and did not believe that these amounts were material to any prior period financial statements. As a result, the Company did not restate any prior period amounts.

Deferred income taxes

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2010	December 31, 2009
	(In thousands)	
Deferred income tax assets:		
Net operating losses	$ 89,944	$ 83,526
Research and development, foreign tax and other tax credits	67,224	80,306
Accrued liabilities	47,867	12,290
Fixed assets	37,182	27,670
Intangible assets	13,359	6,434
Deferred income	8,252	5,029
Stock-based compensation	7,335	14,746
Unrealized foreign exchange translation	—	22,184
Other	5,803	—
Total deferred income tax assets	276,966	252,185
Deferred income tax liabilities:		
Fixed assets	(138)	(34,678)
Intangibles	—	(7,293)
Unrealized foreign exchange translation	(2,506)	—
Deferred income	(590)	—
Unremitted earnings of foreign subsidiaries	(9,642)	—
Other	(2,503)	(113)
Total deferred tax liabilities	(15,379)	(42,084)
Less valuation allowance	(85,755)	(197,407)
Net deferred income tax assets	$175,832	$ 12,694
Reported as:		
Current deferred tax assets(1)	$ 39,295	$ 26,430
Current deferred tax liabilities(2)	(3,968)	(4,158)
Non-current deferred tax assets(3)	140,562	2,988
Non-current deferred tax liabilities(4)	(57)	(12,566)
Net deferred income tax assets	$175,832	$ 12,694

(1) Included within Prepaids and other current assets on the consolidated balance sheet.

(2) Included within Accrued and other liabilities on the consolidated balance sheet.

(3) Included within Other assets on the consolidated balance sheet.

(4) Included within Other long-term liabilities on the consolidated balance sheet.

During the fourth quarter of 2010, the Company concluded that it was more likely than not that it would be able to realize the benefit of a significant portion of its deferred tax assets in the future. The Company based this conclusion on historical and projected operating performance, including the implementation of a global tax restructuring on January 1, 2011, such that the Company believes that operations will generate sufficient taxable income in future periods to realize the tax benefit associated with the deferred tax assets. As a result, the Company released valuation allowances totalling $116,741 related to certain deferred tax assets. The Company believes that it is more likely than not that the benefit

from certain federal capital loss carryforwards, state net operating losses and state tax credits, including R&D credit carryforwards, will not be realized and hence continues to provide a full valuation allowance on the deferred tax assets relating to these items.

In the three months ended June 30, 2010, the Company recorded a net discrete deferred income tax benefit of $43,645, associated with the sale of the Company's wafer manufacturing operations in Rousset, France, as management determined that this benefit will more likely than not be realized in current and future periods.

In the year ended December 31, 2009, the Company sold a portion of the shares of one of its foreign subsidiaries, such that the buyers may be able to utilize tax losses of that subsidiary before they become unavailable for use. These transactions resulted in the utilization of deferred income tax assets in that jurisdiction of $54,693 and resulted in contingent income that may be recognized in a future period.

As a result of certain realization requirements of the accounting standard for stock-based compensation, the table of deferred tax assets and liabilities shown above does not include deferred tax assets that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. The Company uses the "with and without" method to determine the order in which tax attributes are utilized. The Company only recognizes excess tax benefits from stock-based awards in additional paid-in capital if an incremental tax benefit is realized from a reduction in taxes payable, after all other tax attributes currently available to the Company have been utilized. In addition, the Company accounts for the indirect effects of stock-based awards on other tax attributes, such as research tax credits, through the consolidated statements of operations. The tax benefit realized from stock options exercised during 2010 was $1,696.

As of December 31, 2010, income taxes were provided on the undistributed earnings in Atmel Nantes, Atmel Automotive, Atmel Switzerland, and Atmel SARL. In determining the tax liability, the Company has accounted for potential gross-up of foreign taxes and expected foreign tax credits determined on the basis of US tax rules governing earnings and profits computations in these jurisdictions. The Company continues to assert indefinite re-investment with respect to the earnings and profits of its other foreign subsidiaries amounting to approximately $10,500 as it is currently the Company's intention to reinvest these earnings indefinitely in operations outside the US. The Company estimates that its US cash needs will be met from its prospective business operations and it will not need to repatriate cash (earnings) from its foreign jurisdictions to the US.

The Company's tax attribute carryforwards as at December 31, 2010 consist of the following (in thousands):

Tax Attribute	December 31, 2010	Nature of Expiration
Federal net operating loss carry forwards	$ —	N/A
Foreign net operating loss carry forwards	254,272	beginning 2011
State net operating loss carry forwards	506,811	2011 – 2030
Federal R&D credits, net of those related to stock option deductions	21,983	beginning 2020
Federal R&D credits related to stock option deductions	7,381	beginning 2020
State R&D credits	10,982	indefinite
Foreign tax credits	25,124	beginning 2020
State investment tax credits	13,857	beginning 2011
Foreign R&D credits	14,556	Refundable

The Company believes it may not be able to utilize the net operating loss carry forwards in non-U.S. jurisdictions before they expire, starting in 2011.

Unrecognized tax benefits

The Company recognizes uncertain tax positions only to the extent that management believes that it is more-likely-than-not that the position will be sustained. The reconciliation of the beginning and ending amount of gross unrecognized tax benefits ("UTB") is as follows:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Balance at January 1	$ 182,552	$215,978	$189,440
Tax Positions Related to Current Year:			
Additions	35,810	12,619	25,161
Tax Positions Related to Prior Years:			
Additions	—	10,899	19,484
Reductions	(34)	(5,731)	(7,561)
Lapse of Statute of Limitation	(2,239)	(401)	(714)
Settlements	(152,496)	(50,812)	(9,832)
Balance at December 31	$ 63,593	$182,552	$215,978

Included in the balance of UTBs at December 31, 2010, 2009 and 2008, are $24,723, $69,728 and $59,937, respectively, of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2010, 2009 and 2008, are $38,870, $112,824 and $156,041, respectively, of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred tax assets.

The table above includes unrecognized tax benefits associated with the refundable foreign R&D credits, including additions due to positions taken in the current year and reductions for the completion of income tax audits or expiration of the related statute of limitations.

It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the conclusion of ongoing tax audits in various jurisdictions around the world. While these events are reasonably possible to occur within the next 12 months, the Company is not able to accurately estimate the range of the change in the unrecognized tax benefits that may occur. The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Management regularly assesses the Company's tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which the Company does business.

Income tax audits

The Company files U.S., state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2000 through 2009 tax years generally remain subject to examination by federal and most state tax authorities. For significant foreign jurisdictions, the 2000 through 2009 tax years generally remain subject to examination by their respective tax authorities.

During the third quarter of 2010, management was able to complete negotiations and conclude its IRS audit for the years 2000 through 2003, primarily related to transfer pricing. As a result of the settlement of this audit, the Company recognized previously unrecognized tax benefits of approximately $151,430 during the year, which resulted in a benefit to tax expense of $54,403, related to the release of previously accrued tax reserves, and an increase in gross deferred tax assets, primarily foreign tax credits and net operating losses (with a full valuation allowance) of $97,026. The Company also recorded an additional benefit to income tax expense of approximately $151,202, of which $102,829 related to the release of previously accrued penalties and interest on the tax exposures, and $48,425 related to a refund from the carryback of

tax attributes to tax years prior to the audit. During the fourth quarter, the Company recorded an income tax benefit of $2,435 related to an additional refund received related to the IRS audit.

In the year ended December 31, 2009, the French tax authority completed its examination of tax years 2001 through 2005 for one of the Company's French subsidiaries. The examination for these years resulted in a reduction of deferred tax assets associated with net operating loss carryovers of $54,120, for which there was a full valuation allowance.

Currently, the Company has tax audits in progress in various other foreign jurisdictions. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations. While the Company believes that the resolution of these audits will not have a material adverse impact on the Company's results of operations, the outcome is subject to uncertainty.

The Company's policy is to recognize interest and/or penalties related to income tax matters in its income tax provision. In the years ended December 31, 2010, 2009 and 2008, the Company recognized expense (credits) related to interest and penalties in the consolidated statements of operations of $(45,761), $1,617 and $7,245, respectively. The total amount of interest and penalties accrued on the consolidated balance sheets as of December 31, 2010 and 2009 was $903 and $46,676, respectively.

Note 13 PENSION PLANS

The Company sponsors defined benefit pension plans that cover substantially all of its French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are unfunded. Pension liabilities and charges to expense are based upon various assumptions, updated quarterly, including discount rates, future salary increases, employee turnover, and mortality rates.

Retirement plans consist of two types of plans. The first plan type covers the Company's French employees and provides for termination benefits paid to employees only at retirement, and consists of approximately one to five months of salary. The second plan type covers the Company's German employees and provides for defined benefit payouts for the employee's post-retirement life, and covers the Company's German employees.

The aggregate net pension expense relating to the two plan types are as follows:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Service costs	$1,577	$1,477	$ 2,107
Interest costs	1,568	1,469	2,944
Amortization of actuarial (gain) loss	(49)	(100)	85
Settlement and other related losses (gains)	1,149	—	(4,513)
Net pension expenses	$4,245	$2,846	$ 623

Settlement and other related losses of $1,149 for the year ended December 31, 2010 consisted of $907 related to the sale of the Company's manufacturing operations in Rousset, France which was recorded as a charge to cost of revenues and $242 related to the Company's sale of its Secure Microcontroller Solutions business which was recorded as a charge to research and development expenses in the consolidated statements of operations. Settlement and other related gains for the year ended December 31, 2008 primarily related to the reduction of the pension liability as a result of the Company's sale of its manufacturing operations in Heilbronn, Germany and was recorded as a credit to cost of revenues.

The change in projected benefit obligation during the years ended December 31, 2010 and 2009 and the accumulated benefit obligation at December 31, 2010 and 2009, were as follows:

	December 31, 2010	December 31, 2009
	(In thousands)	
Projected benefit of obligation at beginning of the year	$28,854	$26,808
Service costs	1,577	1,477
Interest costs	1,568	1,469
Transfer of obligation upon sale	(5,284)	—
Amendments and plan transfers	693	—
Actuarial losses (gains)	2,060	(1,205)
Benefits paid	(112)	(505)
Foreign currency exchange rate changes	(2,458)	810
Projected benefit obligation at end of the year	$26,898	$28,854
Accumulated benefit obligation at end of the year	$23,425	$22,416

As the defined benefit plans are unfunded, the liability recognized on the consolidated balance sheet as of December 31, 2010 was $26,898, of which $417 is included in accrued and other liabilities and $26,481 is included in other long-term liabilities. The liability recognized on the consolidated balance sheet as of December 31, 2009 was $28,854, of which $686 is included in accrued and other liabilities, $24,154 is included in other long-term liabilities and $4,014 is included in long-term liabilities held for sale.

Actuarial assumptions used to determine benefit obligations for the plans were as follows:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
Assumed discount rate	4.7-5.0%	4.9-5.8%	5.8-6.3%
Assumed compensation rate of increase	2.1-4.0%	2.2-4.0%	3.0-4.0%

The discount rate is based on the quarterly average yield for Euros treasuries with a duration of 30 years, plus a supplement for corporate bonds (Euros, AA rating).

Future estimated expected benefit payments over the next ten years are as follows:

Years Ending December 31:	(In thousands)
2011	$ 417
2012	492
2013	498
2014	829
2015	616
2016 through 2020	7,238
	$10,090

The Company's pension liability represents the present value of estimated future benefits to be paid.

With respect to the Company's unfunded pension plans in Europe, for the year ended December 31, 2010, a decrease in assumed discount rate and compensation rate of increase used to calculate the present value of the pension obligation resulted in an increase in the pension liability of $2,060, which resulted in a loss, net of tax, of $788, which was charged to accumulated other comprehensive income in stockholders' equity.

The Company's net pension cost for 2011 is expected to be approximately $2,591. Cash funding for benefits paid was $112 for the year ended December 31, 2010. Cash funding for benefits to be paid for 2011 is expected to be approximately $417.

Amounts recognized in accumulated other comprehensive income consist of net actuarial gain of $1,909 and $2,697 at December 31, 2010 and 2009, respectively. Net actuarial gains of $48 are expected to be recognized as a component of net periodic pension benefit cost during 2011 and are included in accumulated other comprehensive income in the consolidated statement of shareholders' equity and comprehensive income as of December 31, 2010.

Note 14 OPERATING AND GEOGRAPHICAL SEGMENTS

The Company designs, develops, manufactures and sells semiconductor integrated circuit products. The Company's segments represent management's view of the Company's businesses and how it allocates Company resources and measures performance of its major components. Each segment consists of product families with similar requirements for design, development and marketing. Each segment requires different design, development and marketing resources to produce and sell products. Atmel's four reportable segments are as follows:

- *Microcontrollers.* This segment includes Atmel's capacitive touch products, including maXTouch and QTouch, AVR 8-bit and 32-bit products, ARM-based products, and Atmel's 8051 8-bit products.
- *Nonvolatile Memories.* This segment includes serial interface electrically erasable programmable read-only memory ("SEEPROM"), serial and parallel interface Flash memory, and electrically erasable programmable read-only memory ("EEPROM") and erasable programmable ready-only memory ("EPROM") devices. This segment also includes products with military and aerospace applications.
- *Radio Frequency ("RF") and Automotive.* This segment includes automotive electronics, wireless and wired devices for industrial, consumer and automotive applications and foundry services for radio frequency products designed for mobile telecommunications markets.
- *Application Specific Integrated Circuit ("ASIC").* This segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of specific applications, including products that provide hardware security for embedded digital systems, products with military and aerospace applications and ASSPs for space applications, power management and secure crypto memory products.

The Company evaluates segment performance based on revenues and income or loss from operations excluding acquisition-related charges, charges for grant repayments, restructuring charges; asset impairment charges and loss (gain) on sale of business and assets. Interest and other income (expenses), net, foreign exchange gains and losses and income taxes are not measured by operating segment. Because the Company's segments reflect the manner in which management reviews its business, they necessarily involve subjective judgments that management believes are reasonable in light of the circumstances under which they are made. These judgments may change over time or may be modified to reflect new facts or circumstances. Segments may also be changed or modified to reflect product, technologies or applications that are newly created, or that change over time, or other business conditions that evolve, each of which may result in reassessing specific segments and the elements included within each of those segments. Recent events may affect the manner in which we present segments in the future.

Segments are defined by the products they design and sell. They do not make sales to each other. The Company's net revenues and segment income (loss) from operations for each reportable segment for the years ended December 31, 2010, 2009 and 2008 are as follows:

Information about Reportable Segments

	Micro-Controllers	Nonvolatile Memories	RF and Automotive	ASIC	Total
			(In thousands)		
Year ended December 31, 2010					
Net revenues from external customers	$892,301	$277,179	$188,090	$286,490	$1,644,060
Segment income from operations	158,888	39,839	14,341	14,008	$ 227,076
Year ended December 31, 2009					
Net revenues from external customers	$457,797	$290,936	$147,871	$320,741	$1,217,345
Segment (loss) income from operations	(1,741)	10,255	(8,402)	(20,484)	$ (20,372)
Year ended December 31, 2008					
Net revenues from external customers	$522,635	$339,239	$250,219	$454,670	$1,566,763
Segment income (loss) from operations	34,419	29,362	4,983	(11,730)	57,034

The Company does not allocate assets by segment, as management does not use asset information to measure or evaluate a segment's performance.

Reconciliation of Segment Information to Consolidated Statements of Operations

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Total segment income (loss) from operations	$227,076	$ (20,372)	$ 57,034
Unallocated amounts:			
Acquisition-related charges	(1,600)	(16,349)	(23,614)
Charges for grant repayments	(1,000)	(1,554)	(718)
Restructuring charges	(5,253)	(6,681)	(71,324)
Asset impairment	(11,922)	(79,841)	(7,969)
(Loss) gain on sale of assets	(99,767)	164	32,654
Consolidated income (loss) from operations	$107,534	$(124,633)	$(13,937)

Geographic sources of revenues were as follows:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
United States	$ 260,091	$ 209,494	$ 221,351
Germany	207,305	167,808	253,325
France	55,107	73,926	134,502
United Kingdom	15,560	10,034	17,580
Japan	46,671	35,691	76,625
China, including Hong Kong	489,480	342,172	363,206
Singapore	42,819	54,221	95,517
Taiwan	115,559	71,206	86,216
South Korea	143,213	46,220	66,129
Rest of Asia-Pacific	70,958	57,791	66,430
Rest of Europe	161,714	129,210	163,264
Rest of the World	35,583	19,572	22,618
Total net revenues	$1,644,060	$1,217,345	$1,566,763

Net revenues are attributed to countries based on the locations to where the Company ships.

No single customer accounted for more than 10% of net revenues in any of the years ended December 31, 2010, 2009 and 2008. Two distributors accounted for 14% and 12% of accounts receivable at December 31, 2010. One distributor accounted for 12% of accounts receivable at December 31, 2009.

Locations of long-lived assets as of December 31, 2010 and 2009 were as follows:

	December 31, 2010	December 31, 2009
	(In thousands)	
United States	$106,052	$105,017
Germany	18,963	21,408
France	30,674	35,505
United Kingdom	1,396	4,949
Philippines	65,049	34,008
Asia-Pacific	47,524	3,718
Rest of Europe	12,117	17,366
Total	$281,775	$221,971

Excluded from the table above are auction-rate securities of $2,251 and $2,266 as of December 31, 2010 and 2009, respectively, which are included in other assets on the consolidated balance sheets. Also excluded from the table above as of December 31, 2010 and 2009 are goodwill of $54,676 and $56,408, respectively, intangible assets, net of $17,603 and $29,841, respectively, deferred income tax assets of $140,562 and $2,988, respectively, and assets held for sale of $0 and $83,260, respectively.

Note 15 CHARGES FOR GRANT REPAYMENTS

For the years ended December 31, 2010, 2009 and 2008, the Company recorded interest expense of $1,000, $1,554 and $718, respectively, primarily related to estimated government grant repayment requirement related to the closure of the Company's former Greece facility, within "Charges for Grant Repayments" on the consolidated statements of operations.

As of December 31, 2010 and 2009, the total liability for grant benefits subject to repayment was $14,456 and $15,058, respectively, and is included in accrued and other liabilities on the consolidated balance sheets. During the year ended December 31, 2008, the Company repaid grant benefits of $39,519 to the United Kingdom government in connection with the closure of the Company's North Tyneside, United Kingdom manufacturing facility.

Note 16 ASSET IMPAIRMENT CHARGES AND GAIN (LOSS) ON SALE OF ASSETS

The Company assesses the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. The Company classifies long-lived assets to be disposed of other than by sale as held and used until they are disposed, including assets not available for immediate sale in their present condition. The Company reports assets to be disposed of by sale as held for sale and recognizes those assets and liabilities on the consolidated balance sheet at the lower of carrying amount or fair value, less cost to sell. Assets classified as held for sale are not depreciated.

The table below summarizes the asset impairment charges for the Company's wafer fabrication facilities by location included in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008, respectively:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
	(In thousands)		
Rousset, France	$11,922	$79,841	$ —
Heilbronn, Germany	—	—	7,969
Total asset impairment charges	$11,922	$79,841	$7,969

Loss (Gain) on Sale of Assets

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
	(In thousands)		
Secure Microcontroller Solutions	$ 5,715	$ —	$ —
Rousset, France	94,052	—	—
Heilbronn, Germany	—	(164)	(2,706)
North Tyneside, United Kingdom	—	—	(29,948)
Total loss (gain) on sale of assets	$99,767	$(164)	$(32,654)

Secure Microcontroller Solutions

On September 30, 2010, the Company completed the sale of its SMS business to INSIDE Contactless S.A. ("INSIDE"). Under the terms of the sale agreement, the Company transferred certain assets and employee liabilities to INSIDE in return for cash consideration of $37,000, subject to a working capital adjustment. Cash proceeds of $5,000 were deposited in escrow upon the completion of the sale, for a period of twenty months, subject to post closing claims. The Company may receive additional cash consideration of up to $16,000, if certain financial targets are met in 2011. The SMS business did not meet the financial targets for 2010, which could have resulted in payments to the Company of up to $5,000. The Company also entered into other ancillary agreements, including technology licensing and transition services for certain supply arrangements, testing, and engineering services. The Company recorded a loss on sale of $5,715 which is summarized below:

	(In thousands)
Sales consideration	$ 37,000
Net assets transferred, including working capital	(32,420)
Release of currency translation adjustment	(2,412)
Selling costs	(3,882)
Other related costs	(4,001)
Loss on Sale of Assets	$ (5,715)

In connection with the sale, the Company transferred net assets totaling $32,420 to INSIDE.

The Company's East Kilbride, UK facility was included in the assets transferred to INSIDE, resulting in the complete liquidation of the Company's investment in this foreign entity and, as a result, the Company recorded a charge of $2,412 as a component of loss on sale related to the currency translation adjustment balance ("CTA balance") that was previously recorded within stockholders' equity.

As part of the SMS sale, the Company incurred direct and incremental selling costs of $3,882, which represented broker commissions and legal fees. The Company also incurred a transfer fee of $1,300 related to transferring a royalty agreement to INSIDE. These costs provided no benefit to the Company, and would not have been incurred if it was not selling the SMS business unit. Therefore, the direct and incremental costs associated with these services were recorded as part of the loss on sale. Atmel incurred other costs related to the sale of $2,701, which included performance-based bonuses of $533 for certain employees (no executive officers were included), related to the completion of the sale.

In connection with the SMS sale, Atmel and INSIDE entered into an indemnification escrow agreement. According to the terms of the escrow agreement, $5,000 of the sales price will be held in escrow for a period of twenty months from the date of sale, for specific potential losses outlined in the escrow agreement. Upon termination of the escrow period, the escrow, less any validated and paid claims for losses, will be sent to Atmel. The escrow amount is not considered contingent consideration and, therefore, is included in the loss on sale recognized for the year ended December 31, 2010.

INSIDE has entered into a three year supply agreement to purchase wafers from the manufacturing operations in Rousset, France that the Company sold to LFoundry in the second quarter of 2010. Wafers that INSIDE purchases from LFoundry will reduce future commitment under the Company's wafer supply agreement with LFoundry.

The Company also agreed to provide INSIDE a royalty-based, non-exclusive license to certain SMS business-related intellectual property in order to support the current SMS business and future product development.

In connection with the SMS sale, the Company invested $3,936 in INSIDE, in return for preferred stock representing an approximate 3% level of ownership in INSIDE. This equity investment provides no decision-making rights that are significant to the economic performance of INSIDE. Atmel is an equity holder that is shielded from economic losses and does not participate fully in INSIDE's residual economics. Accordingly, Atmel has concluded that its interest in INSIDE is a variable interest entity ("VIE"). A VIE must be consolidated if Atmel is its primary beneficiary, which has the power to direct the activities that most significantly impact the VIE's economic performance or the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. In determining whether the Company is the primary beneficiary, the Company identified the significant activities and the parties that have the power to direct them, determined the equity, profit and loss participation, and reviewed the funding and operating agreements. Based on the above factors, Atmel determined that it is not the primary beneficiary and hence will not consolidate the VIE. As part of the sale, Atmel entered into the above agreements with INSIDE. The Company's maximum exposure related to these agreements is not expected to be significantly in excess of the amounts recorded and the Company does not intend to provide any other support to the VIE, financial or otherwise.

The sale of the SMS business unit does not qualify as discontinued operations as it does not meet the requirement to be considered a component of an entity.

Rousset, France

On June 23, 2010, the Company completed the sale of its manufacturing operations in Rousset, France to LFoundry GmbH ("LFoundry"). Under the terms of the sale agreement, the Company transferred assets and employee liabilities to LFoundry in return for nominal cash consideration. In connection with the sale, the Company entered into certain other ancillary agreements, including a manufacturing services agreement ("MSA") in which the Company will purchase wafers from LFoundry for

four years following the closing on a "take-or-pay" basis. In connection with the sale, the Company recorded a loss on sale of $94,052, which is summarized in the following table:

	(In thousands)
Net assets transferred	$ 61,646
Fair value of Manufacturing Services Agreement	92,417
Currency translation adjustment	(97,367)
Severance cost liability	27,840
Transition services	4,746
Selling costs	3,173
Other related costs	1,597
Loss on Sale of Assets	$ 94,052

In connection with the sale of the manufacturing operations, the Company transferred assets and liabilities specific to the manufacturing operations totaling $61,646 to LFoundry.

As future wafer purchases under the MSA were negotiated at pricing above their fair value when compared to current pricing available from third-party foundries, the Company recorded a liability in conjunction with the sale, representing the present value of the unfavorable purchase commitment. The Company determined that the difference between the contract prices and market prices over the term of the agreement totaled $103,660. The present value of this liability, using a discount rate of 7%, which was based on a rate for unsecured subordinated debt similar to the Company's, was determined to be $92,417, and has been included in the loss on sale. The gross value of the MSA will be recognized as a credit to cost of revenues over the term of the MSA as the wafers are purchased and the present value discount of $11,243 will be recognized as interest expense over the same term. The Company recorded a credit to cost of revenues of $14,875, and $2,891 in interest expense relating to the MSA in 2010. The Company recorded a loss on sale of its Rousset manufacturing operations of $94,052, inclusive of the $92,417 charge described above.

The sale of the Rousset, France manufacturing operations resulted in the substantial liquidation of the Company's investment in its European manufacturing facilities, and accordingly, the Company recorded a gain of $97,367 related to CTA balance that was previously recorded within stockholders' equity, as the Company concluded, based on accounting guidance related to foreign currency, that it should similarly release all remaining related currency translation adjustments.

As part of the sale, the Company agreed to reimburse LFoundry for severance costs expected to be incurred subsequent to the sale. The Company entered into an escrow agreement in which the Company agreed to remit funds to LFoundry for the required benefits and payments to those employees who are determined to be part of the approved departure plan. The Company paid $27,840 for severance amounts payable under this arrangement in the fourth quarter of 2010.

As part of the sale of the manufacturing operations, the Company incurred $4,746 in software/hardware and consulting costs to set up a separate, independent IT infrastructure for LFoundry. These costs were incurred based on negotiation with LFoundry, provided no benefit to the Company, and would not have been incurred if the Company was not selling the manufacturing operations. Therefore, the direct and incremental costs associated with these services were recorded as part of the loss on sale. The Company also incurred other costs related to the sale of $1,597, which included performance-based bonuses of $497 for certain employees (no executive officers were included), related to the completion of the sale of the Rousset manufacturing operations to LFoundry.

The Company also incurred direct and incremental selling costs of $3,173, which represented broker commissions and legal fees associated with the sale of Rousset manufacturing operations to LFoundry.

The Company has retained an equity interest in the manufacturing operations (the "entity") sold to LFoundry which provides limited protective rights and no decision-making rights that are significant to the economic performance of the entity. The Company is an equity holder that is shielded from economic losses and does not participate fully in the entity's residual economics, accordingly, the Company has concluded that its interest in the entity is a VIE. A VIE must be consolidated if the Company is its primary beneficiary, which has the power to direct the activities that most significantly impact the VIE's economic performance or the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. In determining whether the Company is the primary beneficiary, it identified the significant activities and the parties that have the power to direct them, determined the equity, profit and loss participation, and reviewed the funding and operating agreements. Based on the above factors, the Company determined that it is not the primary beneficiary and hence will not consolidate the VIE. As part of the sale, the Company entered into a wafer supply agreement, an arrangement to reimburse employee severance costs that LFoundry may incur, and has leased land and a building to LFoundry. The Company's maximum exposure related to these arrangements is not expected to be significantly in excess of the amounts recorded and it does not intend to provide any other support to the VIE, financial or otherwise.

Property and equipment previously included in the disposal group and reclassified to held and used in December 2009 totaled $110,360. In connection with this reclassification, the Company assessed the fair value of the property and the equipment to be retained and concluded that the fair value of the property was lower than its carrying value less depreciation expense that would have been recognized had the asset (disposal group) been continuously classified as held and used. As a result, the Company recorded an impairment charge of $79,841 in the fourth quarter of 2009. No impairment charge was recorded for the equipment that was reclassified to held and used but the depreciation expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, which totaled $4,682, was included in operating results in the fourth quarter of 2009. For the year ended December 31, 2010, following further negotiation with the buyer, the Company determined that certain assets should instead remain with the Company. As a result, the Company reclassified property and equipment to held and used in the quarter ended June 30, 2010. In connection with this reclassification, the Company assessed the fair value of these assets to be retained and concluded that the fair value of the assets was lower than its carrying value less depreciation expense that would have been recognized had the assets been continuously classified as held and used. As a result, the Company recorded additional asset impairment charges of $11,922 in the second quarter of 2010.

Heilbronn, Germany

On December 30, 2008, the Company completed the sale of its manufacturing operations to TSI. The Company recorded an impairment loss of $7,969 for the year ended December 31, 2008, which consisted of $3,025 for the net book value of the fixed assets and $4,944 for selling costs related to legal, commissions and other direct incremental costs. The Company recorded a gain on sale of $2,706 for the year ended December 31, 2008 upon completion of the sale. The sale of the Heilbronn manufacturing operations did not qualify as discontinued operations as the operations and future cash flows were not eliminated from the Company's RF and Automotive segment. The Company continues to purchase wafers from TSI.

North Tyneside, United Kingdom

On October 8, 2007, the Company entered into agreements to sell certain wafer fabrication equipment and land and buildings at North Tyneside to Taiwan Semiconductor Manufacturing Company ("TSMC") and Highbridge Business Park Limited ("Highbridge") for a total of approximately $124,800. The Company recorded proceeds of $81,849 and recognized a gain of $29,948 for the sale of the equipment for the year ended December 31, 2008. The Company received proceeds of $42,951 from Highbridge upon

completion of the real property portion of the transaction in November 2007. The Company vacated the facility in May 2008.

Note 17 RESTRUCTURING CHARGES

The following table summarizes the activity related to the accrual for restructuring charges detailed by event for the years ended December 31, 2010, 2009 and 2008.

	January 1, 2010 Accrual	Charges	Payments	Currency Translation Adjustment	December 31, 2010 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$1,592	$ —	$ —	$ —	$1,592(2)
Second quarter of 2008					
Employee termination costs	4	—	—	(1)	3
Third quarter of 2008					
Employee termination costs	557	—	(44)	(53)	460
First quarter of 2009					
Employee termination costs	—	986	(954)	(32)	—
Other restructuring charges	318	—	(182)	—	136
Second quarter of 2010					
Employee termination costs	—	4,267	(2,965)	(16)	1,286
Total 2010 activity	$2,471	$5,253	$(4,145)	$(102)	$3,477(1)

(1) Accrued restructuring charges are classified within accrued and other liabilities on the consolidated balance sheets and are expected to be paid prior to December 31, 2011.

(2) Relates to a contractual obligation, which is currently subject to litigation.

	January 1, 2009 Accrual	Charges	Payments	Currency Translation Adjustment	December 31, 2009 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 1,592	$ —	$ —	$ —	$1,592
Fourth quarter of 2007					
Other restructuring charges	218	470	(698)	10	—
Second quarter of 2008					
Employee termination costs	235	46	(273)	(4)	4
Third quarter of 2008					
Employee termination costs	17,575	87	(16,220)	(885)	557
Fouth quarter of 2008					
Employee termination costs	3,438	626	(4,060)	(4)	—
First quarter of 2009					
Employee termination costs	—	2,207	(2,393)	186	—
Other restructuring charges	—	389	(71)	—	318
Second quarter of 2009					
Employee termination costs	—	2,856	(2,856)	—	—
Total 2009 activity	$23,058	$6,681	$(26,571)	$(697)	$2,471

	January 1, 2008 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2008 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 1,592	$ —	$ —	$ —	$ 1,592
Fourth quarter of 2006					
Employee termination costs	1,324	(224)	(1,172)	72	—
Fourth quarter of 2007					
Employee termination costs	12,759	1,431	(14,749)	559	—
Termination of contract with supplier	—	12,206	(13,019)	813	—
Other restructuring charges	—	20,778	(21,465)	905	218
Second quarter of 2008					
Employee termination costs	—	2,990	(2,534)	(221)	235
Third quarter of 2008					
Employee termination costs	—	28,852	(8,921)	(2,356)	17,575
Fouth quarter of 2008					
Employee termination costs	—	5,291	(1,879)	26	3,438
Total 2008 activity	$15,675	$71,324	$(63,739)	$ (202)	$23,058

2010 Restructuring Charges

For the year ended December 31, 2010, the Company incurred restructuring charges of $5,253 related to severance costs resulting from involuntary termination of employees. Employee severance costs were recorded in accordance with the accounting standard related to costs associated with exit or disposal activities. The Company paid $3,963 related to employee termination costs for the year ended December 31, 2010.

2009 Restructuring Charges

For the year ended December 31, 2009, the Company incurred restructuring charges of $6,681 consisting of the following:

- Net charges of $5,822, related to severance costs resulting from involuntary termination of employees.
- Charges of $859 related to facility closure costs.

The Company paid $25,802 related to employee termination costs for the year ended December 31, 2009.

2008 Restructuring Charges

For the year ended December 31, 2008, the Company incurred restructuring charges of $71,324.

The Company incurred restructuring charges related to the signing of agreements in October 2007 to sell certain wafer fabrication equipment and real property at North Tyneside to TSMC and Highbridge. This facility was closed and all of the employees of the facility were terminated by June 30, 2008. In addition, the Company began implementing new initiatives, primarily focused on lowering manufacturing costs and eliminating non-core research and development programs. The Company recorded the following restructuring charges (credits):

- Net charges of $37,657 related to severance costs resulting from involuntary termination of employees.

- Charges of $20,778 related to equipment removal and facility closure costs. After production activity ceased, the Company utilized employees as well as outside services to disconnect fabrication equipment, fulfill equipment performance testing requirements of the buyer, and perform facility decontamination and other facility closure-related activities. Included in these costs are labor costs, facility related costs, outside service provider costs, and legal and other fees. Equipment removal, building decontamination and closure related cost activities were completed as of June 30, 2008.
- Charges of $12,206 related to contract termination charges, primarily associated with a long-term gas supply contract for nitrogen gas utilized in semiconductor manufacturing. In particular, the Company is required to pay an early termination penalty including de-contamination and removal costs, as well as contract termination costs related to semiconductor equipment support services with minimum payment clauses extending beyond the current period.
- Net charges of $683 related to changes in estimates of termination benefits originally recorded.

The Company paid $29,255 related to employee termination costs for the year ended December 31, 2008.

Note 18 NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated by using the weighted-average number of common shares outstanding during that period. Diluted net income (loss) per share is calculated giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, upon vesting of restricted stock units, contingent issuable shares for all periods and accrued issuance of shares under employee stock purchase plan. No dilutive potential common shares were included in the computation of any diluted per share amount when a loss from continuing operations was reported by the Company. Income or loss from operations is the "control number" in determining whether potential common shares are dilutive or anti-dilutive.

A reconciliation of the numerator and denominator of basic and diluted net income (loss) per share is provided as follows:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
	(In thousands, except per share data)		
Net income (loss)	$423,075	$(109,498)	$(27,209)
Weighted-average shares — basic	458,482	451,755	446,504
Incremental shares and share equivalents	11,098	—	—
Weighted-average shares — diluted	469,580	451,755	446,504
Net income (loss) per share:			
Net income (loss) per share — basic	$ 0.92	$ (0.24)	$ (0.06)
Net income (loss) per share — diluted	$ 0.90	$ (0.24)	$ (0.06)

The following table summarizes securities which were not included in the "Weighted-average shares — diluted" used for calculation of diluted net income per share, as their effect would have been anti-dilutive:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Employee stock options and restricted stock units outstanding	2,095	51,788	47,690

Note 19 INTEREST AND OTHER INCOME (EXPENSE), NET

Interest and other income (expense), net, are summarized in the following table:

	Years Ended		
	December 31, 2010	December 31, 2009	December 31, 2008
		(In thousands)	
Interest and other income	$ 3,154	$ 1,845	$ 10,973
Interest expense	(7,535)	(6,600)	(12,340)
Foreign exchange transaction gains (losses)	13,199	(6,651)	(4,939)
Total	$ 8,818	$(11,406)	$ (6,306)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Atmel Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Atmel Corporation and its subsidiaries at December 31, 2010 and December 31, 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
San Jose, California
March 1, 2011

Schedule II

ATMEL CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2010, 2009 and 2008

	Balance at Beginning of Year	Charged (Credited) to Expense	Deductions-Write-offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts receivable:				
Year ended December 31, 2010	$ 11,930	$ (76)	$ (7)	$ 11,847
Year ended December 31, 2009	$ 14,996	$ (3,066)	$ —	$ 11,930
Year ended December 31, 2008	$ 3,111	$ 12,330	$(445)	$ 14,996
Allowance for deferred tax assets:				
Year ended December 31, 2010	$197,407	$(111,652)(1)	$ —	$ 85,755
Year ended December 31, 2009	$422,555	$(225,148)	$ —	$197,407
Year ended December 31, 2008	$518,287	$ (95,732)	$ —	$422,555

(1) Includes a tax benefit of $116,741 attributable to the release of valuation allowances, as explained in Note 12 of the consolidated financial statements.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following tables set forth a summary of the Company's quarterly financial information for each of the four quarters for the years ended December 31, 2010 and 2009:

Year Ended December 31, 2010(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net revenues	$348,549	$393,361	$444,344	$457,806
Gross profit	133,774	159,646	208,119	226,645
Net income (loss)	$ 16,615	$ (36,443)	$219,812	$223,091
Basic net income (loss) per share:				
Net income (loss)	$ 0.04	$ (0.08)	$ 0.48	$ 0.49
Weighted-average shares used in basic net income (loss) per share calculations	456,797	460,249	459,588	457,311
Diluted net income (loss) per share:				
Net income (loss)	$ 0.04	$ (0.08)	$ 0.47	$ 0.47
Weighted-average shares used in diluted net income (loss) per share calculations	462,384	460,249	468,173	471,369

Year Ended December 31, 2009(2)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net revenues	$271,493	$284,542	$317,730	$343,580
Gross profit	95,405	91,824	98,739	127,039
Net income (loss)	$ 3,626	$ (12,407)	$ (17,450)	$ (83,267)
Basic net income (loss) per share:				
Net income (loss)	$ 0.01	$ (0.03)	$ (0.04)	$ (0.18)
Weighted-average shares used in basic net income (loss) per share calculations	449,685	450,891	452,322	454,040
Diluted net income (loss) per share:				
Net income (loss)	$ 0.01	$ (0.03)	$ (0.04)	$ (0.18)
Weighted-average shares used in diluted net income (loss) per share calculations	456,431	450,891	452,322	454,040

---

(1) The Company recorded charges for grant repayments of $0.3 million, $0.2 million, $0.2 million and $0.3 million in the quarters ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010, respectively. The Company recorded restructuring charges of $2 million, $1 million, $2 million and $1 million in the quarters ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010, respectively. The Company recorded loss on sale of assets of $6 million and $94 million in the quarters ended September 30, 2010 and June 30, 2010. The Company recorded acquisition-related charges (credit) of $1 million, $1 million, $1 million and $(2) million in the quarters ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010, respectively. The Company recorded an asset impairment charge of $12 million in the quarter ended June 30, 2010. In the quarter ended December 31, 2010, the Company recorded an income tax benefit related to a release of valuation allowances of $117 million related to certain deferred tax assets. In

the quarter ended September 30, 2010, the Company recorded a benefit to income tax expense of approximately $151 million related to the release of previously accrued penalties and interest on the income tax exposures and a refund from the carryback of tax attributes.

(2) The Company recorded charges for grant repayments of $0.3 million, $0.3 million, $0.2 million and $0.8 million in the quarters ended December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009, respectively. The Company recorded restructuring charges of $1 million, $1 million, $2 million and $2 million in the quarters ended December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009, respectively. The Company recorded loss on sale of assets of $0.2 million in the quarter ended March 31, 2009. The Company recorded acquisition-related charges of $4 million, $4 million, $4 million and $5 million in the quarters ended December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009, respectively. The Company recorded an asset impairment charge of $80 million in the quarter ended December 31, 2009.

Included in the net loss for the quarter ended December 31, 2009 was an out-of-period adjustment of $9 million to record income tax expense relating to prior periods, of which $8 million related to prior years and $1 million related to prior quarters in 2009. In addition, in the quarter ended June 30, 2009, the Company recorded an out-of-period adjustment of $1 million to correct alternative minimum tax liabilities that were overstated in 2008. As a result of the additional out-of-period adjustments noted above, income tax expense for the fourth quarter of 2009 totaled $10.5 million. See Note 12 of Notes to Consolidated Financial Statements for further discussion.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such terms are defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities and Exchange Act of 1934 ("Disclosure Controls"). Based on this evaluation our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure that information we are required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010. This evaluation was based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using the criteria in *Internal Control — Integrated Framework*, we concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Limitations on the Effectiveness of Controls

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Atmel have been detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE MATTERS*

Executive Officers of the Registrant

The corporate executive officers of Atmel, who are elected by and serve at the discretion of the Board of Directors, and their ages (as of January 31, 2011), are as follows:

Name	Age	Position
Steven Laub	52	President and Chief Executive Officer and Director
Tsung-Ching Wu	60	Executive Vice President, Office of the President and Director
Walter Lifsey	52	Executive Vice President and Chief Operating Officer
Stephen Cumming	40	Vice President Finance and Chief Financial Officer
Scott Wornow	48	Senior Vice President, Chief Legal Officer and Secretary
Rod Erin	62	Vice President, RF and Automotive and Nonvolatile Memory Segments
David McCaman	53	Vice President Finance and Chief Accounting Officer

Steven Laub has served as a director of Atmel since February 2006 and as President and Chief Executive Officer since August 2006. From 2005 to August 2006, Mr. Laub was a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. From November 2004 to January 2005, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Prior to that time, Mr. Laub spent 13 years in executive positions (including President, Chief Operating Officer and member of the Board of Directors) at Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global strategic consulting firm. Mr. Laub holds a degree in economics from the University of California, Los Angeles, (BA) and a degree from Harvard Law School (J.D.).

Tsung-Ching Wu has served as a director of Atmel since 1985, as Executive Vice President, Office of the President since 2001, and served as Executive Vice President and General Manager from January 1996 to January 2001 and as Vice President, Technology from January 1986 to January 1996. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

Walter Lifsey has served as Executive Vice President and Chief Operating Officer since September 2010. Prior to that, Mr. Lifsey served as Executive Vice President, Operations since February 2008 and Senior Vice President, Operations since December 2006. Prior to joining Atmel, Mr. Lifsey was Executive Vice President of Operations of International Rectifier Corporation, a semiconductor company, from

April 2002 to December 2006. Prior to International Rectifier, Mr. Lifsey was Director of Global Marketing and Planning for AMP Inc., a semiconductor company, and held Operational and Financial Management positions at TRW Corporation. Mr. Lifsey holds a degree from the University of Nevada, Las Vegas (B.A.).

Stephen Cumming has served as Atmel's Vice President Finance and Chief Financial Officer since July 2008. Prior to joining Atmel, Mr. Cumming was the VP of Business Finance for Fairchild Semiconductor International Inc., from 2005 to July 2008, and was responsible for all business unit finance, corporate financial planning and analysis, manufacturing finance, and sales and marketing finance. Mr. Cumming joined Fairchild in 1997 as Controller for its European Sales and Marketing operations, based in the United Kingdom. From 2000 until 2005, he was Director of Finance for the Discretes Products Group, based in San Jose, Prior to joining Fairchild; Mr. Cumming held various financial management positions at National Semiconductor Corporation. Mr. Cumming received a degree in business from the University of Surrey (B.S.), in the United Kingdom, and is a UK Chartered Management Accountant.

Scott Wornow has served as Atmel's Senior Vice President, Chief Legal Officer and Corporate Secretary since November 2010. Prior to joining Atmel, Mr. Wornow served as a Partner at Baker Botts, LLP from March 2009 to November 2010, and as a Partner at Goodwin Procter LLP from January 2008 to February 2009. Prior to Goodwin Procter, Mr. Wornow was the Executive Vice President, Legal and Business Affairs at OpenTV Corp from 2003 to 2007. Mr. Wornow holds degrees from the University of Virginia (B.A.), Cambridge University (B.A. and M.A.) and Harvard Law School (J.D.).

Rod Erin has served as Atmel's Vice President, RF and Automotive Segment since May 2008, in addition to serving as Vice President, Nonvolatile Memory Segment since August 2007. Prior to that, Mr. Erin served as Vice President of Atmel's Advanced Products Group from July 2005 to August 2007. Mr. Erin joined Atmel in 1989 and has held various management positions in Atmel's planning, operational, and IT organizations. Prior to joining Atmel, Mr. Erin spent 16 years with other semiconductor manufacturing companies, including Texas Instruments, Inmos, and Honeywell in a variety of IT management positions. Mr. Erin holds degrees from the University of Illinois (B.S.E.E and M.B.A).

David McCaman has served as Atmel's Vice President Finance and Chief Accounting Officer since July 2008. Mr. McCaman joined Atmel in May 2003 as Corporate Controller, and was promoted to Vice President and Corporate Controller in March 2006. Previously, Mr. McCaman worked in finance positions at Electronics for Imaging, KLA-Tencor, and several networking startup companies. Mr. McCaman received a B.S. in Accounting from San Jose State University and is a California Certified Public Accountant.

There is no family relationship between any of our executive officers or directors.

The other information required by this Item regarding directors, Section 16 filings, the Registrant's Audit Committee and our Code of Ethics/Standards of Business Conduct is set forth under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance — Board Meetings and Committees — Audit Committee" and "Corporate Governance — Code of Ethics/Standards of Business Conduct" in the Registrant's definitive proxy statement for the Annual Meeting of Stockholders (the "2011 Proxy Statement"), and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information required by this Item regarding compensation of the Registrant's directors and executive officers is set forth under the captions "Executive Compensation," "Executive Compensation — Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the 2011 Proxy Statement and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information required by this Item regarding beneficial ownership of the Registrant's Common Stock by certain beneficial owners and management of Registrant, as well as equity compensation plans, is set forth under the captions "Security Ownership" and "Equity Compensation Plan Information" in the 2011 Proxy Statement and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

Information required by this Item regarding certain relationships and related transactions with management and director independence is set forth under the caption "Certain Relationships and Related Transactions" and "Corporate Governance — Independence of Directors" in the 2011 Proxy Statement and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information required by this Item regarding principal accounting fees and services is set forth under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm — Fees of PricewaterhouseCoopers LLP Incurred by Atmel" in the 2011 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

1. *Financial Statements*. See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules*. See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

3. *Exhibits*. We have filed, or incorporated into this Annual Report on Form 10-K by reference, the exhibits listed on the accompanying Exhibit Index immediately following the signature page of this Form 10-K.

(b) Exhibits. See Item 15(a)(3) above.

(c) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ATMEL CORPORATION

By: /s/ STEVEN LAUB

Steven Laub
President and Chief Executive Officer

March 1, 2011

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven Laub and Stephen Cumming, and each of them, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on March 1, 2011 on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ STEVEN LAUB Steven Laub	President, Chief Executive Officer and Director *(principal executive officer)*
/s/ STEPHEN CUMMING Stephen Cumming	Vice President Finance and Chief Financial Officer *(principal financial officer)*
/s/ DAVID MCCAMAN David McCaman	Vice President Finance and Chief Accounting Officer *(principal accounting officer)*
/s/ TSUNG-CHING WU Tsung-Ching Wu	Director
/s/ DR. EDWARD ROSS Dr. Edward Ross	Director
/s/ DAVID SUGISHITA David Sugishita	Director
/s/ PAPKEN DER TOROSSIAN Papken Der Torossian	Director
/s/ JACK L. SALTICH Jack L. Saltich	Director
/s/ CHARLES CARINALLI Charles Carinalli	Director

EXHIBIT INDEX

2.1	Stock Purchase Agreement between Atmel Rousset S.A.S. and LFoundry GmbH (which is incorporated herein by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, Commission File No. 0-19032).
2.2*	Share and Asset Purchase and Sale Agreement by and among Inside Contactless S.A., Atmel Corporation and solely for purposes of Section 2.2, Atmel Rousset S.A.S. (which is incorporated herein by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, Commission File No. 0-19032).
3.1	Restated Certificate of Incorporation of Registrant (which is incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on February 8, 2010).
3.2	Amended and Restated Bylaws of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 14, 2009).
3.3	Certificate of Elimination of Series A Preferred Stock (which is incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on February 8, 2010).
10.1+	Form of Indemnification Agreement between Registrant and its officers and directors (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19032).
10.2+	Form of Indemnification Agreement between Registrant and its officers and directors (which is incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.3+	1991 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Commission File No. 0-19032).
10.4+	Atmel Corporation 2010 Employee Stock Purchase Plan (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on May 25, 2010).
10.5+	2005 Stock Plan, as amended (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on May 27, 2009).
10.6+	2005 Stock Plan forms of option agreement (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.7+	2005 Stock Plan forms of restricted stock unit agreement (which is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.8+	2005 Stock Plan forms of performance restricted stock unit agreement (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.9+	Description of Amendment of Certain Option Agreements (which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 12, 2007).

10.10+	Description of Amendment of Certain Option Agreements (which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 15, 2008).
10.11+	Stock Option Fixed Exercise Date Forms (which are incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on January 8, 2007 and Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 15, 2008).
10.12+	Amendment and Restatement of Employment Agreement, effective as of May 31, 2009 and dated as of June 3, 2009, between Registrant and Steven Laub (which is incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.13+	Offer Letter, dated June 16, 2008, between Registrant and Stephen Cumming (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Commission File No. 0-19032).
10.14+	Change of Control and Severance Plan (which is incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, Commission File No. 0-19032).
10.15+	Description of Fiscal 2010 Executive Bonus Plan (which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 28, 2010).
10.16	Facility Agreement, dated as of March 15, 2006, by and among the Registrant, Atmel Sarl, Atmel Switzerland Sarl, the financial institutions listed therein, and Bank of America, N.A., as facility agent and security agent (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 21, 2006).
10.17	Facility Agreement Amendment and Waiver, dated November 6, 2009, by and among Atmel SARL, Atmel Corporation, Atmel Switzerland Sarl and Bank of America, N.A. (which is incorporated herein by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010, Commission File No. 0-19032)
10.18	Facility Agreement Waiver, dated June 24, 2010, by and among Atmel SARL, Atmel Corporation, Atmel Switzerland Sarl and Bank of America, N.A. (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-K for the quarter ended September 30, 2010, Commission File No. 0-19032)
10.19	Facility Agreement Waiver, dated August 3, 2010, by and among Atmel SARL, Atmel Corporation, Atmel Switzerland Sarl and Bank of America, N.A. (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-K for the quarter ended September 30, 2010, Commission File No. 0-19032)
10.20*	Share Purchase Agreement, dated February 6, 2008, by and among Atmel Corporation, Atmel UK Holdings Limited, QRG Limited and Mr. Harald Phillip (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, Commission File No. 0-19032).
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature pages hereof).
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).

31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS†	XBRL Instance Document
101.SCH†	XBRL Taxonomy Extension Schema
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase
101.DEF†	XBRL Taxonomy Definition Linkbase
101.LAB†	XBRL Taxonomy Extension Label Linkbase
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase

† The financial information contained in these XBRL documents is unaudited and is furnished, not filed with the Commission.

+ Indicates management compensatory plan, contract or arrangement.

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment granted by the Commission.

COMPANY'S STOCK PERFORMANCE*

The following graph compares the cumulative 5-year total return provided stockholders on Atmel Corporation's common stock (NASDAQ: ATML) relative to the cumulative total returns of the S&P 500 Index and the PHLX Semiconductor Index. The graph assumes that $100.00 was invested on December 31, 2005 in each of our common stock, the S&P 500 Index and the PHLX Semiconductor Index, and that all dividends were reinvested. Historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Atmel Corporation, The S&P 500 Index
And The PHLX Semiconductor Index



*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	12/05	12/06	12/07	12/08	12/09	12/10
Atmel Corporation	**100.00**	**195.79**	**139.81**	**101.29**	**149.19**	**398.71**
S&P 500	**100.00**	**115.80**	**122.16**	**76.96**	**97.33**	**111.99**
PHLX Semiconductor	**100.00**	**94.47**	**102.99**	**56.15**	**91.67**	**103.11**

ATMEL